As confidentially submitted to the U.S. Securities and Exchange Commission on November 20, 2023.
This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and
Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

IGTA MERGER SUB LIMITED
(Exact name of Registrant as specified in its charter)

_________________________

British Virgin Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

875 Washington Street
New York, NY 10014
Telephone: (315) 636-6638
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies of communications to:

Lawrence Venick, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4000 Facsimile: (212) 407-4990	Barry I. Grossman, Esq. Matthew Gray, Esq. Jessica Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas Telephone: (212) 370-1300 Facsimile: (212) 370-7889

_________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all of the conditions set forth in the Business Combination Agreement are satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e- 4(i) (Cross- Border Issuer Tender Offer)	☐
Exchange Act Rule 14d- 1(d) (Cross- Border Third- Party Tender Offer)	☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED [•], 2023

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
INCEPTION GROWTH ACQUISITION LIMITED
AND PROSPECTUS FOR ORDINARY SHARES, RIGHTS AND WARRANTS
OF IGTA MERGER SUB LIMITED

Proxy Statement/Prospectus dated [        ], 2023
and first mailed to the stockholders of Inception Growth Acquisition Limited on or about [        ], 2023

To the Stockholders of Inception Growth Acquisition Limited:

You are cordially invited to attend the Special Meeting of the Stockholders of Inception Growth Acquisition Limited (“Inception Growth,” “IGTA,” “we,” “our,” or “us”), which will be held at [        ], on [        ], 2023 (the “Special Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

The board of directors of Inception Growth (the “Inception Growth Board” or “IGTA Board”) has determined to utilize virtual stockholder meeting technology, and encourages stockholders to attend the Special Meeting virtually.

Inception Growth is a Delaware corporation incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Redomestication Merger (as defined below) and the Share Exchange (as defined below). The Redomestication Merger and the Share Exchange are collectively referred to herein as the “Business Combination.”

On September 12, 2023, Inception Growth entered into a Business Combination Agreement with IGTA Merger Sub Limited, a British Virgin Islands company and wholly owned subsidiary of IGTA (such company before the Redomestication Merger is sometimes referred to as the “Purchaser” and upon and following the Redomestication Merger (as defined below) is hereinafter sometimes referred to as “PubCo”), AgileAlgo Holdings Ltd., a British Virgin Islands company (“AgileAlgo” or the “Company”), and certain shareholders of AgileAlgo (the “Signing Sellers”), and which agreement may also be thereafter executed by each of the other shareholders of AgileAlgo (such shareholders, together with the Signing Sellers, the “Sellers”) in one or more joinder agreements, (collectively, the “Seller Joinders”) (such agreement together with the Seller Joinders, as it may be amended from time to time, the “Business Combination Agreement”), which provides for a Business Combination between Inception Growth and AgileAlgo. Pursuant to the Business Combination Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Business Combination Agreement by the stockholders of Inception Growth, Inception Growth will merge with and into Purchaser, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); and (ii) substantially concurrently with the Redomestication Merger, the shareholders of AgileAlgo will exchange all of their ordinary shares of AgileAlgo (the “Purchased Shares”) for an aggregate of fourteen million (14,000,000) ordinary shares of PubCo (“PubCo Ordinary Shares”), valued at $10.00 each, for a total of One Hundred Forty Million Dollars ($140,000,000) (the “Closing Consideration Shares”), plus an additional two million (2,000,000) PubCo Ordinary Shares, for a total of Twenty Million Dollars ($20,000,000) as additional contingent consideration (“Earnout Consideration Shares”) (such exchange, the “Share Exchange”, collectively with the Redomestication Merger, the “Business Combination”).

Following the Business Combination, Purchaser will be a publicly traded company renamed as “Prodigy, Inc.”

Purchaser was formed on September 11, 2023, for the sole purpose of, immediately prior to the Closing, merging with Inception Growth in the Redomestication Merger, where Purchaser will be the surviving entity as a British Virgin Islands business company.

At the consummation of the Share Exchange (the “Closing”), the former Inception Growth stockholders will receive the consideration specified below and the former shareholders of AgileAlgo will receive the Closing Consideration Shares consisting of an aggregate of 14,000,000 PubCo Ordinary Shares. Any Earnout Consideration will be paid in PubCo Ordinary Shares. In addition, [*] PubCo Ordinary Shares will be reserved and authorized for issuance under the 2023 AgileAlgo Employee Incentive Plan upon closing (the “Incentive Plan”).

At the Special Meeting, Inception Growth stockholders will be asked to consider and vote upon the following proposals:

1.      approval of the Redomestication Merger and the Plan of Merger (as defined below), which we refer to as the “Redomestication Merger Proposal” or “Proposal No. 1;”

2.      approval of the Share Exchange, which we refer to as the “Share Exchange Proposal” or “Proposal No. 2;”

3.      approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, of the issuance of up to an aggregate of 16,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3”;

4.      approval of the Governance Proposal, which we refer to as the “Governance Proposal” or “Proposal No. 4”;

5.      approval of the Incentive Plan, which we refer to as the “Incentive Plan Proposal” or “Proposal No 5.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C;

6.      approval of the NTA Requirement Amendment Proposal (defined below) to eliminate from Inception Growth’s certificate of incorporation the limitation that it shall not redeem Public Shares to the extent that such redemption would cause Inception Growth’s net tangible assets to be less than $5,000,001, and to expand the methods that Inception Growth may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, by deleting the certificate of incorporation in its entirety and substitute it with the second amended and restated certificate of incorporation, which we refer to as the “NTA Requirement Amendment Proposal” or “Proposal No. 6.” A copy of the second amended and restated certificate of incorporation is attached hereto as Annex D;

7.      approval of the appointment of six (6) directors of PubCo, assuming the Redomestication Merger Proposal, the Share Exchange Proposal and the Nasdaq Proposal are all approved, to appoint six (6) directors, effective upon the Closing which we refer to as the “Director Appointment Proposal” or “Proposal No. 7”; and

8.      approval to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 8” and, together with the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal and the Director Amendment Proposal,

collectively, the “Proposals.”

If Inception Growth stockholders approve the Redomestication Merger Proposal and the Share Exchange Proposal, then, immediately prior to the consummation of the Business Combination, all outstanding units of Inception Growth (each of which consists of one IGTA Share, one-half of one IGTA Warrant and one IGTA Right) (the “IGTA Units”) will separate into their individual components of IGTA Shares, IGTA Warrants and IGTA Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Inception Growth stockholders shall be exchanged as follows:

(i)     Each share of common stock of IGTA, par value $0.0001 per share (“IGTA Share”), issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each such IGTA Share, PubCo shall issue to each Inception Growth stockholder (other than Inception Growth stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which shall be fully paid;

(ii)    Each whole warrant to purchase one IGTA Share (“IGTA Warrant”) issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into a warrant to purchase one PubCo Ordinary Share (each, a “PubCo Warrant”) (or equivalent portion thereof) provided, however, that the number of warrants issuable upon separation of the units will be rounded down to the nearest whole number of warrants. The PubCo Warrants will have substantially the same terms and conditions as set forth in the IGTA Warrants; and

(iii)   Each IGTA Right (each exchangeable into one-tenth of one IGTA Share) (“IGTA Right”) issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each IGTA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share.

It is anticipated that, upon consummation of the Business Combination, Inception Growth’s existing stockholders, including the Sponsor (as defined below), will own approximately 28.70% of the issued PubCo Ordinary Shares, and the AgileAlgo Shareholders will own approximately 69.88% of the issued PubCo Ordinary Shares and that Inception Growth’s existing stockholders, including the Sponsor (as defined below), will have approximately 28.70% of aggregate voting power of all issued PubCo Ordinary Shares, and the AgileAlgo Shareholders will have approximately 69.88% of aggregate voting power of all issued PubCo Ordinary Shares.

These relative percentages assume that (i) none of Inception Growth’s existing public stockholders exercise their redemption rights or dissenting rights, as discussed herein; (ii) there is no exercise or conversion of PubCo Warrants; (iii) the Notes (as defined herein) have not been converted; and (iv) the AgileAlgo Convertible Notes (as defined herein) have been issued and converted. If any of Inception Growth’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of Inception Growth’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for further information.

The IGTA Units, IGTA Shares, IGTA Rights and IGTA Warrants are currently listed on the Nasdaq Global Market under the symbols “IGTAU,” “IGTA,” “IGTAR” and “IGTAW,” respectively. PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols “PRGY” and “PRGYW,” respectively, in connection with the closing of the Business Combination. Each IGTA Unit consists of one IGTA Share, one IGTA Right and one-half of one redeemable IGTA Warrant, exercisable upon the later of one year after the closing of Inception Growth’s IPO or the consummation of the Business Combination.

Inception Growth cannot assure you that the PubCo Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 19 for a discussion of information that should be considered in connection with an investment in PubCo securities.

As of September 30, 2023, there was approximately $47,635,394 in Inception Growth’s trust account (the “Trust Account”). On [        ], 2023, the last sale price of IGTA Shares was $[        ].

Following the completion of the Business Combination, the issued and outstanding share capital of PubCo will consist of PubCo Ordinary Shares. The shareholders AgileAlgo will beneficially own [        ] of the issued PubCo Ordinary Shares and will be able to exercise [*]% of the total voting power of the issued and outstanding share capital of PubCo immediately following the completion of the Business Combination, assuming that (i) none of Inception Growth’s existing public stockholders exercise their redemption rights or dissenting rights, as discussed herein, (ii) there is no exercise of PubCo Warrants, (iii) the Notes (as defined herein) not been converted and (iv) no Earnout Consideration Shares have been issued.

Pursuant to Inception Growth’s amended and restated certificate of incorporation, Inception Growth is providing its public stockholders with the opportunity to redeem all or a portion of their IGTA Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in Inception Growth’s Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding IGTA Shares that were sold as part of the IGTA Units in Inception Growth’s initial public offering (“IPO”), subject to the limitations described herein. Inception Growth estimates that the per-share price at which IGTA Shares held by the public (the “Public Shares”) may be redeemed from cash held in the Trust Account will be approximately $[        ] at the time of the Special Meeting. Inception Growth’s public stockholders may elect to redeem their shares even if they vote for the Redomestication Merger or do not vote at all.

Inception Growth is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Sponsor, which owns approximately 20.46% of the outstanding IGTA Shares as of the record date, has agreed to vote its IGTA Shares in favor of the Redomestication Merger Proposal and the Share Exchange Proposal, which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal, Governance Proposal, Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those latter proposals.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person (including by virtual presence), please submit your proxy card without delay. Inception Growth’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person (including by virtual presence) if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting and broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person (including by virtual presence), the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person (including by virtual presence).

This proxy statement/prospectus provides you with detailed information about the Business Combination Agreement and other matters to be considered at the Special Meeting. We encourage you to read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Inception Growth’s board of directors has unanimously approved the Business Combination Agreement and the Plan of Merger, and unanimously recommends that Inception Growth’s stockholders vote “FOR” approval of each of the Proposals. When you consider the Inception Growth board of director’s recommendation of these Proposals, you should keep in mind that Inception Growth’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

On behalf of Inception Growth’s board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Cheuk Hang Chow Chief Executive Officer Inception Growth Acquisition Limited [ ], 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Inception Growth with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Inception Growth, PubCo and AgileAlgo. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Inception Growth, PubCo and AgileAlgo has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

•        References to “Exchange Consideration” refer to up to $160,000,000, the aggregate consideration for the Share Exchange, which is comprised of the Closing Consideration Payment and the Earnout Consideration;

•        References to “AgileAlgo” refer to AgileAlgo Holdings Ltd. and, unless the context otherwise requires, to its subsidiaries;

•        References to “AI” refer to artificial intelligence;

•        References to “Business Combination” refer to the business combination between Inception Growth and AgileAlgo pursuant to the Business Combination Agreement;

•        References to “Business Combination Agreement” refer to a Business Combination Agreement dated as of September 12, 2023, as supplemented by the Seller Joinders (as it may be amended from time to time), which provides for a Business Combination between Inception Growth and AgileAlgo;

•        References to “CAGR” refer to compound annual growth rate;

•        References to “Closing Consideration Payment” refer to a closing payment equal to One Hundred Forty Million Dollars ($140,000,000);

•        References to “Closing Consideration Shares” refer to fourteen million (14,000,000) newly issued PubCo Ordinary Shares;

•        References to “Closing Date” refer to the date on which the Business Combination is consummated;

•        References to “Combined Company” refer to Purchaser and AgileAlgo as of the Closing;

•        References to “Current Charter” refer to Inception Growth’s current amended and restated certificate of incorporation and bylaws;

•        References to “Earnout Consideration Shares” refer to the aggregate of up to 2,000,000 newly issued PubCo Ordinary Shares (rounded to the nearest whole share) subject to the attainment of certain post-Closing targets and subject to the other terms set forth in the Business Combination Agreement;

•        References to “EBITDA” refer to earnings before interest, taxes, depreciation and amortization;

•        References to “Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•        References to “IGTA Rights” refer to the rights of IGTA, each such right convertible into one-tenth (1/10) of one IGTA Share at the closing of a business combination;

•        References to “IGTA Shares” refer to the shares of common stock, par value $0.0001 per share, of IGTA;

•        References to “IGTA Units” refer to the units of IGTA, each such unit consisting of one IGTA Share, one-half of one IGTA Warrant and one IGTA Right;

•        References to “IGTA Warrants” refer to the warrants of IGTA, each warrant to purchase one IGTA Share at a price of $11.50 per whole share;

•        References to “Incentive Plan” refer to the AgileAlgo Corporation 2023 Employee Incentive Plan, attached to this proxy statement as Annex C;

•        References to “Inception Growth” or “IGTA” refer to Inception Growth Acquisition Limited, a Delaware Corporation;

•        References to “Initial Stockholders” refer to the Sponsor and all of Inception Growth’s officers and directors to the extent they hold IGTA Shares;

•        References to “IPO” refer to the initial public offering of 10,350,000 units (including the over-allotment option) of Inception Growth consummated on December 13, 2021;

•        References to “IT” refer to information technology;

•        References to “Loeb” refer to Loeb & Loeb LLP;

•        References to “LOI” refer to a letter of intent;

•        References to “Note(s)” refer to any or all the promissory notes issued post-IPO by Inception Growth to the Sponsor, or its affiliates or designees, whether for working capital or for the payment of extension fees which, as of the date of this proxy statement/prospectus, is comprised of a non-interest bearing, unsecured promissory note in the principal amount of $200,000 issued by Inception Growth to the Sponsor on November 17, 2023;

•        References to “Plan of Merger” refer respectively to the statutory plans of merger (including the applicable articles of merger and the memorandum and articles of association) to be filed with the Delaware Secretary of State and the British Virgin Islands Registrar of Corporate Affairs in connection with the Redomestication Merger;

•        References to “proxy solicitor” refer to Advantage Proxy, Inc., Inception Growth’s proxy solicitor;

•        References to “PubCo” refer to IGTA Merger Sub Limited, a British Virgin Islands business company and wholly owned subsidiary of Inception Growth (such company before the Redomestication Merger is sometimes referred to as “Purchaser” and upon and following the Redomestication Merger is hereinafter sometimes referred to as “PubCo”). ;

•        References to “PubCo Ordinary Shares” refer to the ordinary shares of PubCo, par value $0.0001 each;

•        References to “Redomestication Merger” refer to the redomestication of Inception Growth whereby Inception Growth will merge with and into Purchaser, with PubCo remaining as the surviving publicly traded entity;

•        References to “Registration Statement” refer to Purchaser’s registration statement on Form S-4 (Registration No. [*]), of which this proxy statement/prospectus is a part;

•        References to “Sellers” refer to the shareholders of AgileAlgo;

•        References to “Share Exchange” refers to the share exchange between PubCo and the shareholders of AgileAlgo, whereby the shareholders of AgileAlgo will exchange all of their ordinary shares of AgileAlgo for up to an aggregate of sixteen million (16,000,000) ordinary shares of PubCo (including the Earnout Consideration Shares);

•        References to “Sponsor” refer to Soul Venture Partners LLC;

•        References to “Trust Account” refer to the trust account established pursuant to the Investment Management Trust Agreement dated December 8, 2021, between Inception Growth and Continental Stock Transfer and Trust Company, LLC, as amended;

•        References to “US Dollars,” “$,” or “US$” refer to the legal currency of the United States; and

•        References to “U.S. GAAP” refer to accounting principles generally accepted in the United States.

Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars, as the case may be, in this proxy statement/prospectus are made at [*] Singapore dollars to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on [        ]. We make no representation that any of the aforementioned currencies could have been, or could be, converted into any of the other aforementioned currencies, at any particular rate, the rates stated above, or at all. On [        ], the noon buying rate for Singapore dollars was [        ] to US$1.00.

Inception Growth Acquisition Limited
875 Washington Street
New York,
NY 10014
Tel: (315) 636-6638

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [        ], 2023

TO THE STOCKHOLDERS OF INCEPTION GROWTH ACQUISITION LIMITED:

NOTICE IS HEREBY GIVEN that an Special Meeting of Stockholders of Inception Growth Acquisition Limited, a Delaware corporation (“Inception Growth”), will be held at [        ] on [        ], 2023 at [        ] AM/PM Eastern Time (“Special Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

The Inception Growth Board has determined to utilize virtual stockholder meeting technology, and encourages stockholders to attend the Special Meeting virtually. We encourage stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Special Meeting will be held for the purposes of considering and voting upon, and if through fit passing and approving, the following resolutions that:

I.       the redomestication of Inception Growth from Delaware to the British Virgin Islands, to be accomplished by the merger of Inception Growth with and into IGTA Merger Sub Limited, a British Virgin Islands business company and wholly owned subsidiary of Inception Growth (such company before the Business Combination is referred to as “Purchaser” and upon and following the Share Exchange is hereinafter sometimes referred to as “PubCo”), with PubCo surviving the merger, be approved and authorized in all respects and that the Plan of Merger, a copy of which is included as Annex A2 to the accompanying proxy statement/prospectus, and any and all transactions provided for in the Plan of Merger, be and is hereby authorized and any director and/or officer of Inception Growth be and is hereby authorized to execute the Plan of Merger, for and on behalf of Inception Growth, with such changes therein and additions thereto as any director and/or officer of Inception Growth may deem necessary, appropriate or advisable, such determinations to be evidenced conclusively by his/her execution thereof. We refer to this merger as the Redomestication Merger. This proposal is referred to as the Redomestication Merger Proposal or Proposal No. 1. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

II.     the exchange of up to 16,000,000 PubCo Ordinary Shares for all the issued and outstanding ordinary shares of AgileAlgo, resulting in AgileAlgo becoming a wholly owned subsidiary of PubCo, be approved and authorized in all respect and that PubCo’s board of directors be and is hereby authorized to take any such actions as may be necessary to complete the share exchange merger. We refer to this transaction as the as the “Share Exchange”. This proposal is referred to as the Share Exchange Proposal or Proposal No. 2. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

III.    for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 16,000,000 PubCo Ordinary Shares by PubCo as the surviving entity in connection with the Business Combination be approved and authorized in all respect. We refer to this proposal as the Nasdaq Proposal or Proposal No. 3. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

IV.     at the effective time of the Redomestication Merger, (i) the amendment and restatement of the memorandum and articles of association of PubCo by deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of PubCo (as the surviving entity) in the form attached to this proxy statement/prospectus as Annex B2 to the Plan of Merger, and (ii) the adoption of the new name by PubCo as “Prodigy, Inc.,” be and is hereby approved. We refer to this proposal as the Governance Proposal or Proposal No. 4. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

V.      the Incentive Plan be and is hereby approved for adoption by PubCo as the surviving entity of the Redomestication Merger with effect from the closing of the Business Combination. We refer to this proposal to approve the Incentive Plan as the Incentive Plan Proposal or Proposal No. 5. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

VI.    the amendment and restatement of the certificate of incorporation of Inception Growth by deletion in its entirety and the substitution in its place of the second amended and restated certificate of incorporation of Inception Growth in the form attached as Annex D, in order to eliminate from Inception Growth’s certificate of incorporation the limitation that it shall not redeem Public Shares to the extent that such redemption would cause Inception Growth’s net tangible assets to be less than $5,000,001, and to expand the methods that Inception Growth may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, be and is hereby approved. We refer to this proposal to amend and restate Inception Growth’s certificate of incorporation as the NTA Requirement Amendment Proposal or Proposal No. 6. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

VII.   the appointment of six (6) directors of PubCo, namely Tay Yee Paa Tony, Lee Wei Chiang Francis, Lim Chee Heong, Loo Choo Leong, [*] and [*], assuming the Redomestication Merger Proposal, the Share Exchange Proposal and the Nasdaq Proposal are all approved, effective upon the Closing, be and is hereby approved. We refer to this proposal to appoint directors of PubCo as the Director Appointment Proposal or Proposal No. 7. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

VIII. the Special Meeting be adjourned to a later date or dates to be determined by the chairman of the Special Meeting as necessary, including without limitation (a) to permit further solicitation and vote of proxies in the event Inception Growth does not receive the requisite stockholder vote to approve any of the above Proposals; (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to Inception Growth stockholders, or (c) if, as of the time for which the Special Meeting is scheduled, there are insufficient IGTA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting. This proposal is called the Adjournment Proposal or Proposal No. 8. Holders of IGTA Shares as of the record date are entitled to vote on this proposal.

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Redomestication Merger Proposal and the Share Exchange Proposal are dependent upon each other. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Share Exchange Proposal is not approved, then Inception Growth will not consummate the Business Combination. If Inception Growth does not consummate the Business Combination and fails to complete an initial business combination by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), Inception Growth will be required to dissolve and liquidate. As disclosed in Inception Growth’s prospectus in relation to the IPO, Inception Growth originally had 15 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO by depositing certain sum into its trust account. As approved by its stockholders at the annual meeting of Stockholders held on March 13, 2023, Inception Growth entered into an amendment to the investment management trust agreement, dated December 8, 2021 (the “Trust Agreement”), on March 13, 2023 with Continental Stock Transfer & Trust Company, giving Inception Growth the right to extend the time to complete a business combination for a period of six months from March 13, 2023 to September 13, 2023 without having to make any payment to the trust account. Subsequently on September 8, 2023 at a special meeting of stockholders, Inception Growth’s stockholders approved an amendment of Inception Growth’s certificate of incorporation and a further amendment to the Trust Agreement, such that Inception Growth has the right to extend the date by which it has to consummate a business combination by nine times for an additional one (1) month each time from September 13, 2023 to June 13, 2024 by depositing into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of Public Share that has not been redeemed for each one-month extension. On each of September 8, 2023, October 5, 2023 and November 1, 2023, Inception Growth deposited $100,000 into Inception Growth’s trust account in order to extend the amount of time it has available to complete a business combination. Currently, Inception Growth has until December 13, 2023 to complete a business combination.

As of [        ], the record date, there were [        ] IGTA Shares issued and outstanding and entitled to vote. Only Inception Growth’s stockholders who hold shares of record as of the close of business on [        ] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Inception Growth’s stockholders on or about [        ]. Approval of each of the Proposals (other than the NTA Requirement Amendment Proposal) will require the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting or any adjournment thereof; and approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote; provided, however, that if holders of [        ] or more of the IGTA Shares purchased in the IPO demand redemption of their IGTA Shares, then the Business Combination may not be completed. Assuming that a quorum is present, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting will have no effect on any of the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Special Meeting in person (including by virtual presence), please submit your proxy card without delay to the proxy solicitor not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to the proxy solicitor, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Inception Growth Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Cheuk Hang Chow Chief Executive Officer of Inception Growth Acquisition Limited
[ ], 2023

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed by PubCo (File No. 333-[    ]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Ordinary Shares to Inception Growth’s stockholders, (ii) the PubCo Ordinary Shares to the shareholders of AgileAlgo under the Business Combination Agreement, (iii) the PubCo Warrants to holders of IGTA Warrants in exchange for the IGTA Warrants, and (iv) the PubCo Ordinary Shares underlying the PubCo Warrants and the PubCo Rights, in each instance if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Inception Growth’s stockholders will be asked to consider and vote upon the Proposals to approve the Redomestication Merger, the Share Exchange, the Nasdaq Proposal and the Incentive Plan Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

After the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 10-K with the SEC no later than 90 days following its fiscal year end. Inception Growth files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Inception Growth’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.report.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact the proxy solicitor, Advantage Proxy, individual call toll-free at 1-877-870-8565 and banks and brokers call at 1-206-870-8565.

All information contained in this proxy statement/prospectus relating to Inception Growth and PubCo has been supplied by Inception Growth, and all such information relating to AgileAlgo has been supplied by AgileAlgo. Information provided by either of Inception Growth or AgileAlgo does not constitute any representation, estimate or projection of the other party.

Neither Inception Growth, PubCo nor AgileAlgo has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Inception Growth and/or AgileAlgo and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo,” and “Business of AgileAlgo.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Inception Growth and AgileAlgo, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Inception Growth and the following:

•        expectations regarding AgileAlgo’s strategies and future financial performance, including AgileAlgo’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and AgileAlgo’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        anticipated trends, growth rates, and challenges in the nutraceutical industry in general and the markets in which AgileAlgo operates;

•        AgileAlgo’s ability to stay in compliance with laws and regulations that currently apply or become applicable to its business in its current markets, both within the United States and internationally, including but not limited to the laws enforced by the United States and Singapore;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against AgileAlgo, Inception Growth and others following announcement of the Business Combination Agreement and transactions contemplated therein;

•        the inability to complete the Business Combination due to the failure to obtain approval by the stockholders of Inception Growth;

•        the risk that the proposed Business Combination disrupts current plans and operations of AgileAlgo as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by existing holders of IGTA Shares being greater than expected;

•        the management and board composition of PubCo following the proposed Business Combination;

•        the ability to list PubCo’s securities on Nasdaq;

•        limited liquidity and trading of Inception Growth’s and PubCo’s securities;

v

•        geopolitical risk and changes in applicable laws or regulations;

•        the possibility that AgileAlgo, PubCo and/or Inception Growth may be adversely affected by other economic, business, and/or competitive factors;

•        operational risk;

•        litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AgileAlgo’s resources;

•        fluctuations in exchange rates between the foreign currencies in which AgileAlgo typically does business the United States dollar; and

•        the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Inception Growth, AgileAlgo and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to AgileAlgo, Inception Growth, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, AgileAlgo and Inception Growth undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

Q:     What is the purpose of this document?

A:     Inception Growth is proposing to consummate the Business Combination. The Business Combination consists of the Redomestication Merger and the Share Exchange, each of which is described in this proxy statement/prospectus. In addition, the Business Combination Agreement and the Plan of Merger are attached to this proxy statement/prospectus as Annex A1 and Annex A2, respectively, and are incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Redomestication Merger and the Share Exchange will each require the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if holders of [    ] or more IGTA Shares exercise their redemption rights then the Business Combination may not be completed.

Q:     What is being voted on at the Special Meeting?

A:     Below are the Proposals that the Inception Growth’s stockholders are being asked to vote on:

•        The Redomestication Merger Proposal to approve the Redomestication Merger and the Plan of Merger;

•        The Share Exchange Proposal to approve the Share Exchange;

•        The Nasdaq Proposal to approve the issuance of up to an aggregate of 16,000,000 PubCo Ordinary Shares in connection with the Business Combination;

•        The Governance Proposal to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in PubCo’s Memorandum and Articles of Association to be adopted by PubCo upon the effective time of the Redomestication Merger and the change of PubCo’s name to “Prodigy, Inc.”;

•        The Incentive Plan Proposal to approve PubCo’s 2023 Equity Incentive Plan;

•        The NTA Requirement Amendment Proposal to remove the NTA Requirement from Inception Growth’s Certificate of Incorporation;

•        The Director Appointment Proposal to elect six (6) Directors of PubCo; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Inception Growth does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals (other than the NTA Requirement Amendment Proposal) requires the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting or any adjournment thereof; and approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote; provided, however, that if holders of [    ] or more IGTA Shares exercise their redemption rights then the Business Combination may not be completed. As of the record date, [    ] shares held by the Initial Stockholders, including the Sponsor and all of Inception Growth’s officers and directors to the extent they hold IGTA Shares (the “Initial Stockholders”), or approximately [    ]% of the outstanding IGTA Shares, would be voted in favor of each of the Proposals.

Q:     Are any of the proposals conditioned on one another?

A:     Yes, the Redomestication Merger Proposal and the Share Exchange Proposal are dependent upon each other. The Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal and the Director Appointment Proposal are dependent on the Redomestication Merger Proposal and the Share Exchange Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Share Exchange Proposal is not approved, Inception Growth will not consummate the Business Combination. If Inception Growth does not consummate the Business Combination and fails to complete an initial business combination by June 13, 2024 (30 months after the consummation of the IPO, if

Inception Growth extends the period in full, as further described herein), Inception Growth will be required to dissolve and liquidate. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:     Do any of Inception Growth’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

•        On September 12, 2023, contemporaneously with the execution of the Business Combination Agreement, Inception Growth’s Initial Stockholders entered into a Sponsor Support Agreement, pursuant to which, among other things, such stockholders agree not to exercise any right to redeem all or a portion of their respective IGTA Shares in connection with the Business Combination. Inception Growth did not provide any separate consideration to the Initial Stockholders for such forfeiture of redemption rights.

•        The Initial Stockholders have waived their rights to redeem their IGTA Shares (including shares underlying IGTA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Inception Growth is unable to consummate a business combination. Accordingly, the IGTA Shares, as well as the IGTA Units purchased by the Sponsor and Inception Growth’s officers and directors, will be worthless if Inception Growth does not consummate a business combination;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), Inception Growth will be required to liquidate. In such event, the 1,303,490 IGTA Shares held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.001 per share, will be worthless. Such shares had an aggregate market value of approximately $[    ] based on the closing price of IGTA Shares of $[    ] on Nasdaq as of [    ], 2023. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding IGTA Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Inception Growth stockholder at the time of purchase of the IGTA Shares by such stockholder, a situation may arise in which the Sponsor or a director of Inception Growth maintains a positive rate of return on its/his/her IGTA Shares while such Inception Growth stockholder experiences a negative rate of return on the shares such Inception Growth stockholder purchased;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), the 4,721,250 Private Warrants purchased by the Sponsor for a total purchase price of $4,721,250, will be worthless. Such Private Warrants had an aggregate market value of approximately $[    ] based on the closing price of IGTA Warrants of $[    ] on Nasdaq as of [    ], 2023; and

•        As a result of the interests of the Sponsor and Inception Growth’s directors and officers in Inception Growth’s securities, the Sponsor and Inception Growth’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Inception Growth’s initial business combination.

None of Inception Growth’s officers and directors has or will have any interest in, or affiliation with, PubCo. For a discussion of the fiduciary or contractual obligations that such persons may have to other entities, please see “Directors, Executive Officers, Executive Compensation and Corporate Governance of Inception Growth — Conflicts of Interest.”

Q:     What is the Exchange Consideration and what will AgileAlgo Shareholders receive in return for the Business Combination?

A:     At the Closing, among other things, by virtue of the Share Exchange and without any action on the part of Inception Growth or AgileAlgo, each ordinary share of AgileAlgo (“AgileAlgo Ordinary Share”) issued and outstanding immediately prior to the Closing shall be exchanged for the applicable number of PubCo Ordinary Shares as specified in the Business Combination Agreement. After Closing, each AgileAlgo Shareholder will cease to have any rights with respect to AgileAlgo Ordinary Shares, except the right to receive the Exchange Consideration. The Exchange Consideration shall be comprised of the Closing Consideration Shares, comprising 14,000,000

PubCo Ordinary Shares which shall be issued at the Closing, and up to 2,000,000 Earnout Consideration Shares which shall be issued at Closing and held in escrow as potential additional consideration for the Share Exchange, subject to the attainment of certain contingent payment targets as further described in the Business Combination Agreement. For further details, see “Proposal No. 2: The Share Exchange Proposal — General Description of the Share Exchange — Share Exchange with AgileAlgo; Share Exchange Consideration.”

Q:     What are the Earnout Consideration Shares and under what circumstances will the Earnout Consideration Shares be issued?

A:     “Earnout Consideration Shares” refer to contingent shares that may be issued as part of a business combination from one party (usually the purchaser) to another (usually the seller) if certain financial or commercial conditions or milestones laid out in a business combination agreement are met. In this case, in connection with the Business Combination and pursuant to the Business Combination Agreement, up to an additional 2,000,000 Earnout Consideration Shares may be paid to the AgileAlgo Shareholders as contingent post-closing earnout consideration. All of the Earnout Consideration Shares will be released to the AgileAlgo shareholders if PubCo’s consolidated gross revenues as reported in the Purchaser’s quarterly reports on Form 10-Q and/or annual report on Form 10-K as filed with the SEC (the “Gross Revenues”) equal or exceed $15,000,000 (the “Full Earnout Target”) during the three (3) fiscal quarter period beginning on October 1, 2024 (the “Earnout Period”). If PubCo’s Gross Revenues during the Earnout Period are greater than $7,500,000 (the “Minimum Earnout Target”) but less than the Full Earnout Target, then a portion of the Earnout Consideration Shares, expressed as a percentage, equal to (i) (A) the Gross Revenues minus (B) the Minimum Earnout Target, divided by (ii) (A) the Full Earnout Target less (B) the Minimum Earnout Target shall vest and be payable from the Escrow Account to the Sellers. If the Gross Revenues during the Earnout Period are less than the Minimum Earnout Target, then all of the Earnout Consideration Shares will be surrendered to PubCo and no Earnout Consideration will be paid.

The Sellers will have all voting rights in respect to the Earnout Consideration Shares, and to receive dividends thereon, while the Earnout Consideration Shares are held in escrow.

For further details, see “Proposal No. 2: The Share Exchange Proposal — General Description of the Share Exchange — Share Exchange with AgileAlgo; Share Exchange Consideration.”

Q:     When and where is the Special Meeting?

A:     The Special Meeting will take place at [    ] on [    ], 2023, and virtually in a virtual meeting format using the following dial-in information. Due to the COVID-19 pandemic, stockholders are encouraged to attend the Special Meeting virtually:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:     Who may vote at the Special Meeting?

A:     Only holders of record of IGTA Shares as of the close of business on [    ], 2023 (the record date) may vote at the Special Meeting. As of [    ], 2023, there were [    ] IGTA Shares outstanding and entitled to vote. Please see the section titled “The Special Meeting of Inception Growth stockholders — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Special Meeting?

A:     Stockholders representing a majority of the shares of capital issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person (including by virtual presence) or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. IGTA Shares will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum within two hours from the time appointed for the meeting, the Special

Meeting will be adjourned to a business day at the same time and place, or to such other time and place as the directors may determine. As of the date of this proxy statement/prospectus, the Initial Stockholders own [    ]% of the issued and outstanding IGTA Shares. The Initial Stockholders have agreed to vote any IGTA Shares owned by them in favor of the Redomestication Merger Proposal and the Share Exchange Proposal and, accordingly, their shares will be counted towards the quorum.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals (other than the NTA Requirement Amendment Proposal) will require the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting or any adjournment thereof; and approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote. Since each of the Proposals require the affirmative vote of a at least a majority of the IGTA Shares present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting will have no effect on the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals. As of the date of this proxy statement/prospectus, the Initial Stockholders own [    ]% of the issued and outstanding IGTA Shares. The Initial Stockholders have agreed to vote any IGTA Shares owned by them in favor of the Redomestication Merger Proposal and the Share Exchange Proposal and, accordingly, we would need only [    ], or [    ]%, of the [    ] Public Shares to be voted in favor of the Redomestication Merger Proposal and only [    ], or [    ]%, of the [    ] Public Shares to be voted in favor of the Share Exchange Proposal in order to have them approved (assuming that only a quorum was present at the meeting). The Initial Stockholders have indicated that they will vote their IGTA Shares in favor of the NTA Requirement Amendment Proposal, although they are not legally bound to do so. Assuming that the Initial Stockholders do vote all of their IGTA Shares in favor of the NTA Requirement Amendment Proposal, we would need only [    ], or [    ]%, of the [    ] Public Shares to be voted in favor of the Share Exchange Proposal in order to have it approved (assuming that only a quorum was present at the meeting).

Q:     Why did Inception Growth add the NTA Requirement Amendment Proposal?

A:     The NTA Requirement Amendment Proposal seeks to amend and restate Inception Growth’s certificate of incorporation to expand the methods that Inception Growth may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. As disclosed in Inception Growth’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Inception Growth may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including (1) the company has net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) the company is listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Inception Growth is proposing to amend and restate its charter to remove the NTA Requirement in order to expand its options to be excluded from the “penny stock” rules by relying upon either the NTA Rule or the Exchange Rule. Inception Growth is asking its stockholders to vote on the NTA Requirement Amendment Proposal now, because based on the pro forma financial statements of PubCo, PubCo may not be able to satisfy the NTA Rule. Therefore, Inception Growth intends to rely on the Exchange Rule to not be deemed a penny stock issuer. Approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote.

Q:     How will the Initial Stockholders vote?

A:     Inception Growth’s Initial Stockholders, who as of the record date, owned [*] IGTA Shares, or approximately [*]% of the issued and outstanding IGTA Shares, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Redomestication Merger Proposal, Share Exchange Proposal and other related proposals. The Initial Stockholders have also agreed that they will vote any shares they purchase in the open market in or after the IPO in favor of each of the Proposals.

x

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as an Inception Growth stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Special Meeting to vote my shares?

A:     No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your IGTA Shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Inception Growth encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Redomestication Merger and the Share Exchange Proposal in order to have my IGTA Shares redeemed?

A:     No. You are not required to vote against the Redomestication Merger Proposal and the Share Exchange Proposal in order to have the right to demand that Inception Growth redeem your IGTA Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the Trust Account, net of taxes payable) before payment of deferred underwriting commissions. You will be entitled to redeem your IGTA Shares for cash in connection with this vote whether or not you vote or abstain to vote on the Redomestication Merger Proposal and the Share Exchange Proposal so long as you elect to redeem your public shares for a pro rata portion of the funds available in the Trust Account in connection with the Business Combination. These redemption rights in respect of the IGTA Shares are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of IGTA Shares electing to exercise their redemption rights will not be entitled to receive such payments and their IGTA Shares will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [    ], 2023 (two business days before the Special Meeting), that Inception Growth redeem your shares for cash, and (ii) submit your request in writing to Inception Growth’s transfer agent, at the address listed at the end of this section and deliver your shares to Inception Growth’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Inception Growth’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against, or abstain from voting on, the Business Combination and whether or not they are holders of IGTA Shares as of the record date. Any public stockholder who holds IGTA Shares on or before [    ], 2023 (two business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company, LLC

1 State Street 30th Floor

New York, NY 10004-1561

Attn: Michael Goedecke

E-mail: mgoedecke@continentalstock.com

Inception Growth stockholders holding both IGTA Shares and IGTA Warrants may redeem their IGTA Shares but retain the IGTA Warrants, which, if the Business Combination closes, will become PubCo Warrants. Assuming that 100% of IGTA Shares held by Inception Growth stockholders were to be redeemed, the [    ]

retained outstanding IGTA Warrants, which will be automatically and irrevocably assigned to, and assumed by, PubCo following the Closing of the Business Combination, would have an aggregate value of $[    ] million, based on a price per IGTA Warrants of $[    ] on [    ], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. In addition, on [    ], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, the price per share of IGTA Shares closed at $[    ]. If PubCo Ordinary Shares are trading above the exercise price of $11.50 per warrant, the PubCo Warrants are considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable upon the later of one year after the closing of Inception Growth’s IPO or Closing of the Business Combination) and this in turn increases the risk to non-redeeming stockholders that the PubCo Warrants will be exercised, which would result in immediate dilution to the non-redeeming stockholders.

Q:     How can I vote?

A:     If you were a holder of record of IGTA Shares on [    ], 2023, the record date for the Special Meeting, you may vote with respect to the Proposals in person (including by virtual presence) at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [    ], 2023, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person (including by virtual presence), obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your IGTA Shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Inception Growth believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your IGTA Shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your IGTA Share; this indication that a bank, broker or nominee is not voting your IGTA Shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your IGTA Shares only if you provide instructions on how to vote. You should instruct your broker to vote your IGTA Shares in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Inception Growth will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Inception Growth’s stockholders. For purposes of approval, an abstention on any Proposals, while considered present for the purpose of establishing a quorum are not treated as votes case and will have no effect on any of the Proposals.

Q:     What happens if I sell my IGTA Shares before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your IGTA Shares after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Inception Growth stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:     Prior to the Business Combination, the Inception Growth’s public stockholders who hold shares issued in the IPO own approximately 76.50% of Inception Growth’s issued and outstanding shares. After giving effect (i) to the issuance of the 16,000,000 PubCo Ordinary Shares in the Share Exchange; (ii) to the issuance of up to 3,985,891 PubCo Ordinary Shares to the Inception Growth’s stockholders in connection with the Redomestication

Merger (assuming there are no Inception Growth stockholders who exercise their redemption rights and an aggregate of 1,035,000 shares are issued upon conversion of the IGTA Rights); (iii) to the issuance of 273,836 AgileAlgo ordinary shares upon the conversion of certain convertible notes in the amount of $850,000 of AgileAlgo Pte. Ltd (the “AgileAlgo Convertible Notes”) and the AgileAlgo Convertible Notes have been converted and (iv) assuming no exercise of the PubCo Warrants, Inception Growth’s current public stockholders will own approximately 22.96% of the issued share capital of PubCo.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	Actual Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
AgileAlgo Shareholders(4)	16,000,000	69.88	16,000,000	74.69	16,000,000	80.22
Inception Growth Public Stockholders (including rights shares)(5)	5,257,401	22.96	3,781,956	17.66	2,306,510	11.56
Inception Growth Initial Stockholders (including rights shares)(6)	1,315,990	5.74	1,315,990	6.14	1,315,990	6.60
Representative shares	50,000	0.22	50,000	0.23	50,000	0.25
AgileAlgo Convertible Notes	273,836	1.20	273,836	1.28	273,836	1.37
Total Ordinary Shares	22,897,227	100	21,421,782	100	19,946,336	100

____________

(1)      Under Actual Redemption Scenario, it assumes actual redemptions of IGTA Shares, up to the date of filing.

(2)      Under Interim Redemption Scenario, it assumes a 50% redemption of 1,475,446 IGTA Shares for aggregate redemption payments of $15.7 million using a per-share redemption price of $10.67.

(3)      Under Maximum Redemption Scenario, it assumes a 100% redemption of 2,950,891 IGTA Shares for aggregate redemption payments of $31.7 million using a per-share redemption price of $10.67.

(4)      Excludes shares issuable under the PubCo’s 2023 Equity Incentive Plan.

(5)      Includes 120,000 PubCo Ordinary Shares issued to directors.

Potential Impact of Additional Dilution

The table below shows the potential impact of additional dilution owing to shares underlying Earnout Consideration Shares, Inception Growth Public Warrants and Private Warrants

	No Redemption Scenario		Interim Redemption Scenario		Max Redemption Scenario
Including Additional Dilution Sources	# of Shares	%	# of Shares	%	# of Shares	%
PubCo Shareholders(1)	16,000,000	48.79	16,000,000	51.09	16,000,000	53.61
Inception Growth Public Stockholders (including rights shares)	5,257,401	16.03	3,781,956	12.08	2,306,510	7.73
Inception Growth Initial Stockholders (including director shares)	1,315,990	4.01	1,315,990	4.20	1,315,990	4.41
Representative Shares	50,000	0.15	50,000	0.16	50,000	0.17
Private Placement Investors	273,836	0.84	273,836	0.87	273,836	0.92
Public warrants (as exercised)	5,175,000	15.78	5,175,000	16.52	5,175,000	17.34
Private warrants (as exercised)	4,721,250	14.40	4,721,250	15.08	4,721,250	15.82
Total Ordinary Shares	32,793,477	100	31,318,032	100	29,842,586	100

____________

(1)      Including the additional 2,000,000 Earnout Consideration Shares.

Q:     Are AgileAlgo’s shareholders required to approve the Share Exchange?

A:     Yes. AgileAlgo’s shareholders’ approval of the Share Exchange and the Business Combination Agreement is required to consummate the Business Combination. It is a condition to the obligations of Inception Growth to consummate the Closing of the Business Combination that AgileAlgo shall have obtained authorization and approval of the Business Combination Agreement, the Share Exchange and all other transactions contemplated by the Business Combination Agreement by way of a resolution of AgileAlgo Shareholders passed by the unanimous affirmative vote of holders of all AgileAlgo Ordinary Shares in accordance with the organizational documents of AgileAlgo and the BVI Business Companies Act 2004 (as amended).

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Inception Growth, PubCo and AgileAlgo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” in this proxy statement/prospectus.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person (including by virtual presence) and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your IGTA Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

Q:     Should I send in my share certificates now?

A:     Yes. Inception Growth’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting of Inception Growth stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite stockholder approvals are received, Inception Growth expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the articles of merger and Plan of Merger by the Delaware Secretary of State and the British Virgin Islands Registrar of Corporate Affairs and for the British Virgin Islands Registrar of Corporate Affairs to issue a certificate of merger with respect to the Redomestication Merger. Currently, Inception Growth has until December 13, 2023 to complete the Business Combination, but it may extend the date for an additional one (1) month each time up to June 13, 2024 by depositing into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of Public Share that has not been redeemed for each one-month extension. It may also hold a stockholders meeting to further extend the time to complete a business combination if the Initial Stockholders expect that the business combination could not be completed by June 13, 2024.

Q:     Who will manage PubCo?

A:     Tay Yee Paa Tony, who currently serves as Chief Executive Officer of AgileAlgo, will jointly serve with Lee Wei Chiang Francis as Co-Chief Executive Officers, and [*],will serve as Chief Financial Officer at PubCo following the consummation of the Business Combination. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If the Business Combination is not consummated, Inception Growth may seek another suitable business combination. If Inception Growth does not consummate a business combination by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), then pursuant to the Current Charter, Inception Growth’s officers must take all actions necessary to dissolve and liquidate Inception Growth as soon as reasonably practicable. Following dissolution, Inception Growth will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of IGTA Shares who acquired such shares in Inception Growth’s IPO or in the aftermarket. The estimated consideration that each IGTA Share would be paid at liquidation would be approximately [$*] per share for stockholders based on amounts on deposit in the Trust Account as of [    ], 2023. The closing price of IGTA Shares on Nasdaq as of [    ], 2023 was $[    ].

The Sponsor and other Initial Stockholders have waived the right to any liquidation distribution with respect to any IGTA Shares held by them.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the closing of the Business Combination, holders of IGTA Shares exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of September 30, 2023, there was approximately $47,635,394 in Inception Growth’s Trust Account. Inception Growth estimates that approximately [$*] per outstanding share issued in Inception Growth’s IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder (as defined below) elects to redeem its IGTA Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the IGTA Shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such holder exercises his, her, or its redemption rights. If the redemption qualifies as a sale or exchange of the IGTA Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the IGTA Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the IGTA Shares redeemed exceeds one year.

Long-term capital gains recognized by non-corporate U.S. Holders (as defined below) will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the IGTA Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. See the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its IGTA Shares for cash.

Additionally, because the Redomestication Merger will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to IGTA Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of section 367(a) of the Code. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(a) of the Code, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” All holders of IGTA Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:     Will holders of IGTA Shares, IGTA Rights or IGTA Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Redomestication Merger?

A:     Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations,” the U.S. federal income tax consequences of the Redomestication Merger to U.S. Holders of Inception Growth securities (as defined below) will depend, in part, on whether the Redomestication Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of Inception Growth’s control.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the Redomestication Merger. However, Section 367(a) of the Code should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of IGTA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. The requirements under Section 367(a) are not discussed herein. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the Redomestication Merger does not qualify as a “reorganization” for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its IGTA Shares, IGTA Rights, or IGTA Warrants for the consideration under the Redomestication Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the IGTA Shares, IGTA Rights, and IGTA Warrants exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Redomestication Merger, see the section titled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Redomestication Merger.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Inception Growth’s proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about Inception Growth from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO INCEPTION GROWTH’S STOCKHOLDERS

Pursuant to the rules of the SEC, Inception Growth and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Inception Growth has received contrary instructions from one or more of such stockholders. Upon written or oral request, Inception Growth will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Inception Growth deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Inception Growth of their requests by contacting the proxy solicitor as follows:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A1, the Plan of Merger attached as Annex A2, and PubCo’s Memorandum and Articles of Association attached as Annex B, the Incentive Plan attached as Annex C. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Inception Growth’s stockholders.

The Parties to the Business Combination

Inception Growth Acquisition Limited

Inception Growth was incorporated as a blank check company on March 4, 2021 as a Delaware corporation, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business.” Inception Growth’s efforts to identify prospective target businesses were not limited to any particular industry or geographic location, although it intended to direct its efforts to identify, acquire, and build a company based in the United States and/or Asia (excluding China) with a focus in the technology, media and telecom (TMT), sports and entertainment, and/or non-gambling gaming sectors. It shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).

On December 13, 2021, Inception Growth consummated its initial public offering (the “IPO”) of 9,000,000 IGTA Units, each IGTA Unit consisting of one share of common stock, par value $0.0001 per share, one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of common stock for $11.50 per share, and one right to receive one-tenth (1/10) of a share of common stock upon consummation of an initial business combination. The IGTA Units were sold at a price of $10.00 per unit, generating aggregate gross proceeds to Inception Growth of $90,000,000.

On December 9, 2021, the underwriters of the IPO fully exercised their over-allotment option, and the closing and sale of an additional 1,350,000 IGTA Units also occurred on December 13, 2021. The issuance by Inception Growth of the over-allotment units at a price of $10.00 per unit resulted in total gross proceeds of $13,500,000.

As of December 13, 2021, a total of $104,535,000 of the net proceeds from the IPO (including the over-allotment) and the Private Placement (as defined below) were deposited in a trust account established for the benefit of Inception Growth’s public stockholders and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Inception Growth’s failure to complete a business combination within the Combination Period.

Simultaneously with the closing of the IPO, Inception Growth consummated the private placement (“Private Placement”) with the Sponsor of 4,721,250 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant, generating total proceeds of $4,721,250. The Private Warrants are identical to the warrants sold in the IPO except that the Private Warrants will be non-redeemable and the shares of common stock issuable upon exercise thereof are entitled to registration rights pursuant to the Registration Rights Agreement, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, our Sponsor has agreed not to transfer, assign, or sell any of the Private Warrants or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days after Inception Growth completes its initial business combination. The Private Warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

As of December 13, 2021, a total of $104,535,000 of the net proceeds from the IPO (including the over-allotment) and the Private Placement were deposited in a trust account established for the benefit of Inception Growth’s public stockholders.

As of September 30, 2023, Inception Growth had approximately $257,167 of unused net proceeds that were not deposited into the Trust Account to pay future general and administrative expenses. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of September 30, 2023, there was approximately $47,635,394 held in the Trust Account.

Because the Private Warrants were issued in a private transaction, the Sponsor and its permitted transferees are allowed to exercise the Private Warrants for cash even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective and receive unregistered shares of common stock. Furthermore, the Sponsor has agreed (A) to vote the shares of common stock underlying the Private Warrants, or “private shares,” in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Current Charter that would stop its public stockholders from converting or selling their shares to Inception Growth in connection with a business combination or affect the substance or timing of Inception Growth’s obligation to redeem 100% of its public shares if it does not complete a business combination within 21 months from the closing of the IPO unless it provides public stockholders with the opportunity to redeem their public shares from the Trust Account in connection with any such vote, (C) not to convert any private shares for cash from the Trust Account in connection with a stockholder vote to approve Inception Growth’s proposed initial business combination or a vote to amend the provisions of Current Charter relating to stockholders’ rights or pre-business combination activity and (D) that the private shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until 30 calendar days after the completion of Inception Growth’s initial business combination. If Inception Growth does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless.

If public units or shares are purchased by any of Inception Growth’s directors, officers or Initial Stockholders, they will be entitled to funds from the Trust Account to the same extent as any public stockholder upon its liquidation but will not have redemption rights related thereto.

In accordance with the Current Charter, the amounts held in the Trust Account may only be used by Inception Growth upon the consummation of a business combination, except that there can be released to Inception Growth, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations and up to US$50,000 of such interest may also be released from the Trust Account to pay any liquidation expenses of Inception Growth if applicable. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and Inception Growth’s liquidation. Inception Growth must liquidate unless a business combination is consummated by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein).

Inception Growth’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “IGTAU,” “IGTA,” “IGTAW” and “IGTAR,” respectively. Each IGTA Unit consists of one share of common stock, one-half of redeemable warrant and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of the Business Combination. Each whole redeemable warrant entitles the holder to purchase one share of common stock at a price of $11.50 per full share, upon the later of one year after closing of the IPO, or the closing of Inception Growth’s initial business combination. Inception Growth’s units commenced trading on Nasdaq on December 9, 2021. Inception Growth’s shares of common stock, public rights and public warrants underlying the units sold in the IPO commenced trading separately on January 21, 2022 on a voluntary basis on Nasdaq.

AgileAlgo Holdings Ltd.

AgileAlgo is a business company incorporated in the British Virgin Islands with limited liability on August 28, 2023, and which owns 100% of AgileAlgo Pte. Ltd., its Singapore operating subsidiary.

Purchaser/PubCo

Purchaser is a business company incorporated in the British Virgin Islands with limited liability on September 11, 2023 for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of AgileAlgo following the Business Combination.

The Business Combination and the Business Combination Agreement

The Business Combination Agreement was entered into by and among Inception Growth, Purchaser, AgileAlgo and the Signing Sellers on September 12, 2023. A copy of the form of Seller Joinder is filed as Exhibit [10.*] to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and incorporated herein by reference. Pursuant to the terms of the Business Combination Agreement, the Business Combination will be completed through a two-step process consisting of the Redomestication Merger and the Share Exchange.

The Redomestication Merger

Immediately prior to the Share Exchange, Inception Growth will redomesticate to the British Virgin Islands by merging with and into Purchaser, a British Virgin Islands business company and wholly owned subsidiary of Inception Growth, by way of the Redomestication Merger. The separate corporate existence of Inception Growth will cease and PubCo will continue as the surviving corporation. In connection with the Redomestication Merger, all outstanding IGTA Units will separate into their individual components of IGTA Shares, IGTA Rights and IGTA Warrants, and the IGTA Units will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Inception Growth stockholders shall be exchanged as follows:

(i)     Each IGTA Share issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares, excluded IGTA Shares and dissenting IGTA Shares), will automatically be cancelled and cease to exist and for each such IGTA Share, PubCo shall issue to each Inception Growth stockholder (other than Inception Growth’s stockholders who exercise their redemption rights in connection with the Business Combination, any direct or indirect wholly owned subsidiary of Inception Growth holding IGTA Shares and any Inception Growth stockholders who exercise their dissenter’s rights under Delaware law) one validly issued PubCo Ordinary Share, which shall be fully paid;

(ii)    Each whole IGTA Warrant issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into a PubCo Warrant to purchase one PubCo Ordinary Share. The PubCo Warrants will have substantially the same terms and conditions as set forth in the IGTA Warrants; and

(iii)   The holders of IGTA Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each IGTA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded up to the nearest whole share.

The Share Exchange

Substantially concurrently with the Redomestication Merger, the Share Exchange shall occur, resulting in AgileAlgo being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Share Exchange (the “Exchange Consideration”) is up to $160,000,000, and is comprised of a closing payment equal to One Hundred Forty Million Dollars ($140,000,000) (the “Closing Consideration Payment”) and an earnout component under which up to an additional $20,000,000 of consideration may be paid in the future, contingent on the achievement of certain performance milestones which are further described herein (the “Earnout Consideration”). The PubCo Ordinary Shares, if any, that are issued as Earnout Consideration are defined herein as the “Earnout Consideration Shares”. The Closing Consideration Payment will be made in the form of fourteen million (14,000,000) newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share (the “Closing Consideration Shares”).

The ordinary shares of PubCo (“PubCo Ordinary Shares”) are all of one class, and each PubCo Ordinary Share is entitled to one (1) vote on all matters subject to vote at general meetings of the Combined Company. The Exchange Consideration will be paid in PubCo Ordinary Shares. At the Closing of the Business Combination, the former Inception Growth stockholders holding issued and outstanding IGTA Shares immediately prior to the Closing of the Share Exchange will receive the consideration specified below and the former shareholders of AgileAlgo holding issued and outstanding shares of AgileAlgo immediately prior to the Closing of the Share Exchange will receive the

Closing Consideration Payment consisting of an aggregate of 14,000,000 PubCo Ordinary Shares. In addition, [*] PubCo Ordinary Shares will be reserved and authorized for issuance under the (the “Incentive Plan”). As part of the transaction, Purchaser will change its name to “Prodigy, Inc.”

Additionally, the former AgileAlgo shareholders may be entitled to receive up to 2,000,000 PubCo Ordinary Shares in the future (“Earnout Consideration Shares”), contingent upon the achievement by PubCo of certain performance milestones. All of the Earnout Consideration Shares will be released to the AgileAlgo shareholders if PubCo’s consolidated gross revenues as reported in the Purchaser’s quarterly reports on Form 10-Q and/or annual report on Form 10-K as filed with the SEC (the “Gross Revenues”) equal or exceed $15,000,000 (the “Full Earnout Target”) during the three (3) fiscal quarter period beginning on October 1, 2024 (the “Earnout Period”). If PubCo’s Gross Revenues during the Earnout Period are greater than $7,500,000 (the “Minimum Earnout Target”) but less than the Full Earnout Target, then a portion of the Earnout Consideration Shares, expressed as a percentage, equal to (i) (A) the Gross Revenues minus (B) the Minimum Earnout Target, divided by (ii) (A) the Full Earnout Target less (B) the Minimum Earnout Target shall vest and be payable from the Escrow Account to the Sellers. If the Gross Revenues during the Earnout Period are less than the Minimum Earnout Target, then all of the Earnout Consideration Shares will be surrendered to PubCo and no Earnout Consideration will be paid.

The Sellers will have all voting rights in respect to the Earnout Consideration Shares, and to receive dividends thereon, while the Earnout Consideration Shares are held in escrow.

See “Proposal No. 2: The Share Exchange Proposal — Share Exchange Consideration.”

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the corporate structure of PubCo and its subsidiaries post-Business Combination.

Inception Growth Acquisition Limited, a Delaware corporation
Re-domestication Merger
merges into
PubCo (to be renamed to Prodigy, Inc.,) a British Virgin Islands company
100%*
AgileAlgo Holdings Ltd., a British Virgin Islands company
100%*
AgileAlgo Pte. Ltd., (to be renamed to Prodigy Singapore Pte. Ltd.) a Singapore exempt private company (limited by shares)

The ownership percentages do not take into account of the shareholder structure of PubCo, as the ownership percentage retained by Inception Growth’s public stockholders following the business combination will be different depending on the redemption rights exercised by the public stockholders. For more information, please see “Unaudited Pro Forma Condensed Consolidated Financial Information — Basis of Pro Forma Presentation.”

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of at least five (5) directors who shall be designated by AgileAlgo and a majority of whom shall qualify as independent directors under Nasdaq rules. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain holders of IGTA Shares entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Business Combination Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.2 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Company Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain AgileAlgo shareholders entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Business Combination Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.1 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Additional Agreements Executed Prior to the Special Meeting

Seller Joinders

The Business Combination Agreement contemplates that one or more shareholders of AgileAlgo (other than the Signing Sellers) may, subsequent to the date of the registration statement to which this proxy statement/prospectus is a part, execute a joinder agreement (each. a “Seller Joinder”), to become a party to the Business Combination Agreement as an additional Seller thereunder.

Additional Agreements to be Executed at Closing

Lock-Up Agreements

Upon the Closing, the AgileAlgo Shareholders will execute lock-up agreements (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, the AgileAlgo Shareholders will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Closing Payment Shares held by them (the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is one hundred eighty (180) days after the date of the Closing (the “Lock-Up Period”).

The restrictions set forth in the Lock-Up Agreements shall not apply to: (1) transfers or distributions to an AgileAlgo Shareholder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the shareholder’s immediate family or to a trust, the beneficiary of which is the shareholder or a member of the shareholder’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the shareholder; or (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of such Lock-Up Agreement. In addition, after the Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all Lock-Up Shares shall be released from the restrictions contained therein. For the purposes of the Lock-Up Agreements, a “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of PubCo and PubCo’s subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of PubCo being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of PubCo with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which was filed as Exhibit 10.3 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, PubCo will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain existing Inception Growth’s stockholders and with the AgileAlgo shareholders with respect to certain shares, units, private units (and the private shares, private warrants and private rights included therein) to the extent they own at the closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which was filed as Exhibit 10.4 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023, and is incorporated herein by reference.

Employment Agreements

At the closing of the Business Combination, PubCo will enter into employment agreements with certain key executives of AgileAlgo (the “Employment Agreements”) which will contain the terms and conditions governing the employment of such individuals.

Redemption Rights

Pursuant to Inception Growth’s amended and restated certificate of incorporation, Inception Growth’s public stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of [      ], 2023, this would have amounted to approximately $[      ] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (x) hold public IGTA Shares or (y) hold public IGTA Shares through IGTA Units and you elect to separate your IGTA Units into the underlying public IGTA Shares, public IGTA Rights and public IGTA Warrants prior to exercising your redemption rights with respect to the public IGTA Share; and

(ii)    prior to 5:00 p.m., Eastern Time, on [      ], 2023, (a) submit a written request to the transfer agent that Inception Growth redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding IGTA Units must separate the underlying IGTA Shares, IGTA Warrants and IGTA Rights prior to exercising redemption rights with respect to the IGTA Shares. If IGTA Units are registered in a holder’s own name, the holder must deliver the certificate for its IGTA Units to the transfer agent with written instructions to separate the IGTA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the IGTA Shares from the IGTA Units.

If a broker, dealer, commercial bank, trust company or other nominee holds IGTA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s IGTA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of IGTA Units to be separated and the nominee holding such IGTA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant IGTA Units and a deposit of an equal number of IGTA Shares, IGTA Warrants and IGTA Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the IGTA Shares from the IGTA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their IGTA Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his or her certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, such stockholder may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the IGTA Shares.

If a holder exercises his or her redemption rights, then such holder will be exchanging its Public Shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for his or her Public Shares only by properly demanding redemption and delivering such shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting of Inception Growth stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Inception Growth will promptly return the share certificates to the public stockholder.

The Proposals

At the Special Meeting, Inception Growth’s stockholders will be asked to vote on the following:

•        the Redomestication Merger Proposal;

•        the Share Exchange Proposal;

•        the Nasdaq Proposal;

•        the Governance Proposal;

•        the Incentive Plan Proposal;

•        the NTA Requirement Amendment Proposal;

•        the Director Appointment Proposal; and

•        the Adjournment Proposal.

Please see the sections titled “The Special Meeting of Inception Growth stockholders” on page 62 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [      ], 2023, there were [      ] IGTA Shares issued and outstanding. Only Inception Growth’s stockholders who hold IGTA Shares of record as of the close of business on [      ], 2023 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals (other than the NTA Requirement Amendment

Proposal) will require the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting; and approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote; provided, however, that if [      ] or more of the holders of IGTA Shares exercise their redemption rights then the Business Combination may not be completed.

As of [      ], 2023, the Initial Stockholders collectively owned and were entitled to vote [*] IGTA Shares, or approximately [      ] of Inception Growth’s outstanding shares. With respect to the Business Combination, the Initial Stockholders who own approximately [      ]% of Inception Growth’s outstanding shares as of the record date, have agreed to vote their IGTA Shares in favor of the Redomestication Merger Proposal and the Share Exchange Proposal, and intend to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, Inception Growth will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of AgileAlgo expecting to have a majority of the voting power of the post-combination company, AgileAlgo senior management comprising all of the senior management of the post-combination company, the relative size of AgileAlgo compared to Inception Growth, and AgileAlgo’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgileAlgo issuing stock for the net assets of Inception Growth, accompanied by a recapitalization. The net assets of Inception Growth will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgileAlgo.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, PubCo may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of its internal control over financial reporting. Under the JOBS Act, PubCo also does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

PubCo will remain an emerging growth company until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter. Once PubCo ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Tay and Mr. Lee, the co-founders of AgileAlgo, will together hold a majority of the aggregate voting power of PubCo upon the completion of the Business Combination.

Regulatory Approvals

The Redomestication Merger, the Share Exchange and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the British Virgin Islands, except for the filing of the Plan of Merger with the Delaware Secretary of State and registration by the Registrar of Corporate Affairs in the British Virgin Islands of the Plan of Merger in relation to the Redomestication Merger and for the British Virgin Islands Registrar of Corporate Affairs to issue a certificate of merger.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Inception Growth Board in favor of adoption of the Redomestication Merger Proposal, the Share Exchange Proposal and the other related Proposals, you should keep in mind that Inception Growth’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        On September 12, 2023, contemporaneously with the execution of the Business Combination Agreement, Inception Growth’s Initial Stockholders entered into a Sponsor Support Agreement, pursuant to which, among other things, such stockholders agree not to exercise any right to redeem all or a portion of their respective IGTA Shares in connection with the Business Combination. Inception Growth did not provide any separate consideration to the Initial Stockholders for such forfeiture of redemption rights;

•        The Initial Stockholders have waived their rights to redeem their IGTA Shares (including shares underlying IGTA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Inception Growth is unable to consummate a business combination. Accordingly, the IGTA Shares, as well as the IGTA Units purchased by the Sponsor and Inception Growth’s officers and directors, will be worthless if Inception Growth does not consummate a business combination;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), Inception Growth will be required to liquidate. In such event, the 1,303,490 IGTA Shares held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.001 per share, will be worthless. Such shares had an aggregate market value of approximately $[      ] based on the closing price of IGTA Shares of $[      ] on Nasdaq as of [      ], 2023. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding IGTA Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Inception Growth stockholder at the time of purchase of the IGTA Shares by such stockholder, a situation may arise in which the Sponsor or a director of Inception Growth maintains a positive rate of return on its/his/her IGTA Shares while such Inception Growth stockholder experiences a negative rate of return on the shares such Inception Growth stockholder purchased;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), the 4,721,250 Private Warrants purchased by the Sponsor for a total purchase price of $4,721,250, will be worthless. Such Private Warrants had an aggregate market value of approximately $[      ] based on the closing price of IGTA Warrants of $[      ] on Nasdaq as of [      ], 2023; and

•        As a result of the interests of the Sponsor and Inception Growth’s directors and officers in Inception Growth’s securities, the Sponsor and Inception Growth’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Inception Growth’s initial business combination. Recommendations of the Inception Growth’s Board of Directors to the Inception Growth’s Stockholders

After careful consideration of the terms and conditions of the Business Combination Agreement, the Inception Growth Board has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Inception Growth and its stockholders. In reaching its decision with respect to the Redomestication Merger and the Share Exchange, the Inception Growth Board reviewed various industry and financial data and the due diligence and evaluation materials provided by AgileAlgo. The Inception Growth Board did not obtain a fairness opinion on which to base its assessment. The Inception Growth Board recommends that Inception Growth’s stockholders vote:

•        FOR the Redomestication Merger Proposal;

•        FOR the Share Exchange Proposal;

•        FOR the Nasdaq Proposal;

•        FOR the Governance Proposal;

•        FOR the Incentive Plan Proposal;

•        FOR the NTA Requirement Amendment Proposal;

•        FOR the Director Appointment Proposal; and

•        FOR the Adjournment Proposal.

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Inception Growth’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination. These risk factors include, but are not limited to, the following:

Risks Related to AgileAlgo’s Business

•        a limited operating history, which makes AgileAlgo difficult to evaluate its prospects and future results of operations;

•        a highly competitive and rapidly changing market in which AgileAlgo operates is;

•        adverse effect on AgileAlgo’s near-term revenue growth and results of operations as a result of its strategy to develop new and enhance products in trial to include more features and functionality, compute and new techniques;

•        pricing pressures from AgileAlgo’s customers;

•        no assurance that AgileAlgo will win or be able to renew its contracts with its existing customers;

•        a limited number of customers being accounted for a substantial portion of AgileAlgo’s revenue;

•        dependence on AgileAlgo’s ability to attract new customers and on its existing customers purchasing additional services and subscriptions and renewing their existing services and subscriptions;

•        limited acceptance or negative attention by AgileAlgo’s customers of AgileAlgo’s products in trial and solutions, as well as applications, features, and functionality;

•        potential quality issues, missed timelines and resources constraints;

•        long and unpredictable sales cycles and considerable time and expense required by sales efforts;

•        fluctuation of operating results;

•        AgileAlgo to continue its operation as a going concern absent additional financing;

•        dependence of AgileAlgo’s strategic relationships with third parties;

•        inability to achieve its financial projections;

•        inability to ensure that AgileAlgo’s products and solutions interoperates with a variety of software applications that are developed by others;

•        failure to offer high-quality maintenance and support services for AgileAlgo’s customers;

•        potential loss of one or more key members of AgileAlgo’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future;

•        dependence on skilled employees;

•        potential cybersecurity and data privacy incidents or breaches;

•        being subject to a variety of domestic and international laws, rules, policies and other obligations, including data protection and anticorruption;

•        economic, political, regulatory, foreign currency fluctuations and other risks associated with these international regions;

•        interruptions or delays in AgileAlgo’s services or services from data center hosting facilities or public clouds;

•        certain Singapore and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations;

•        risks, expenses and uncertainties associated with selling its solutions in locations outside Singapore;

•        reliance on third-party telecommunications and internet service providers;

•        AgileAlgo’s customers’ reliance on third-party telecommunications and internet service providers to provide them with access and connectivity to AgileAlgo’s software, and changes in how telecommunication and internet service providers handle and charge for access to telecommunications and the internet;

•        potential failure to expand upon and establish new public cloud-based data centers for its international operations;

•        being subject to income taxation in the Asia Pacific Countries, as well as in many tax jurisdictions throughout the world;

•        inaccurate forecasts of AgileAlgo’s market and market growth;

•        inability to acquire new customers in new and existing verticals, and in new and existing geographic markets;

•        inability to anticipate future market needs and opportunities or to develop product and service enhancements or new products and services to meet such needs or opportunities in a timely manner;

•        inability to maintain or increase recurring stream of revenues;

•        inability to maintain reliable performance of AgileAlgo’s products and technologies;

•        inability to maintain and enhance AgileAlgo’s brand or reputation;

•        potential disruptions related to international conflicts, including without limitation those in Ukraine and the Middle East;

Risks Related to AgileAlgo’s Intellectual Property and Technology

•        use of open-source technology;

•        third parties’ claim of infringement of intellectual property and significant litigation or licensing expenses;

•        unauthorized use of AgileAlgo’s proprietary technology and intellectual property;

•        errors, defects or bugs in AgileAlgo’s software products;

•        inability to respond quickly enough to changes in technology and technological risks and to develop its intellectual property into commercially viable products;

Risks Related to Doing Business in Singapore

•        any changes to the regulations in Singapore and adverse conditions affecting the Singapore market.

Risks Related to Inception Growth and the Business Combination

•        requirement to liquidate the Trust Account if Inception Growth cannot consummate an initial business combination by June 13, 2024, if extended;

•        a substantial majority of Inception Growth’s public stockholders may redeem their Public Shares;

•        redemption of Public Shares may not put a stockholder in a better economic position;

•        the requirement to tender shares in order to seek redemption;

•        third party claims could reduce the proceeds held in the Trust Account;

•        distributions to Inception Growth’s stockholders could be viewed as an unlawful payment;

•        Inception Growth’s due diligence investigation of AgileAlgo may not be adequate;

•        material weaknesses in internal control over financial reporting could adversely affect Inception Growth’s ability to report its results of operations and financial condition accurately and in a timely manner.

•        risks and uncertainties in not going through a traditional underwritten initial public offering;

•        The Initial Stockholders will vote in favor of the Proposals, regardless of how public stockholders vote;

•        possibility of expensive stockholder litigation and regulatory inquiries;

•        The Initial Stockholders may have a conflict of interest since they will not participate in liquidation distribution;

•        The Initial Stockholders may receive a positive return on their investments even if public stockholders experience a negative return;

•        Sponsor, executive officers, directors and certain affiliates may have interests that are different from, or in addition to, your interests as a stockholder;

•        redeeming stockholders must comply with specific requirements;

•        redeeming stockholders may be unable to sell their shares if the Business Combination is not consummated;

•        exercise of existing registration rights could adversely affect the market price of Inception Growth’s securities;

•        Inception Growth will not obtain a fairness opinion from an unaffiliated third party;

•        Business Combination’s benefits may not meet the expectations of financial or industry analysts;

•        costs incurred in connection with the Business Combination will reduce the cash available;

•        pro forma financial information may not be indicative of actual financial condition or results of operations;

•        termination of the Business Combination Agreement could negatively impact Inception Growth;

•        potential waiver of some conditions to the Business Combination without stockholder approval;

•        having a minority share position may reduce your influence on the management of PubCo;

•        any purchases of Public Shares by Inception Growth’s affiliates will increase the likelihood of approval of the Proposals and may affect the market price of Inception Growth’s securities;

Risks Related to PubCo’s Securities

•        no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares;

•        price volatility of PubCo’s shares;

•        sale or availability for sale of substantial amounts of PubCo’s shares;

•        potential dilution for existing shareholders upon PubCo’s issuance of additional shares;

•        potential treatment of PubCo as a passive foreign investment company;

•        PubCo’s Memorandum and Articles of Association and British Virgin Islands law may have the effect of discouraging lawsuits against PubCo’s directors and officers;

•        anti-takeover provisions contained in PubCo’s Memorandum and Articles of Association, as well as provisions of British Virgin Islands law, could impair a takeover attempt;

•        exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company;

•        difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo or its management named in the proxy statement/prospectus based on foreign laws;

•        significant redemptions could cause the PubCo Ordinary Shares to become less liquid;

•        ability to meet the initial listing requirements to be listed on Nasdaq or maintain the listing of its securities on Nasdaq in the future; and

•        exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to PubCo’s status as a “controlled company.”

SELECTED HISTORICAL FINANCIAL INFORMATION

Inception Growth and AgileAlgo are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

SELECTED HISTORICAL FINANCIAL INFORMATION OF INCEPTION GROWTH

The following tables set forth summary historical financial data derived from Inception Growth’s audited financial statements as of December 31, 2022 and 2021 and unaudited financial statements for the nine months ended September 30, 2023 and 2022, each of which is included elsewhere in this proxy statement/prospectus. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). Such financial information should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inception Growth” and Inception Growth’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Year ended December 31, 2022	Year ended December 31, 2021
Income Statement Data:
Operating costs	$(1,068,926)	$(554,131)	$(742,265)	$(182,311)
Interest income, dividend income and change in fair value of warrant liabilities	$2,313,587	$632,633	$1,516,986	$351
Income taxes	$(475,268)	$(118,109)	$(299,230)	—
Net income (loss)	$769,393	$(39,607)	$475,491	$(181,960)
Basic and diluted net income per share, subject to possible redemption	$0.19	$0.01	$0.07	$17.67
Basic and diluted net loss per share, attributable to IGTA	$(0.14)	$(0.05)	$(0.08)	$(4.28)
Weighted average shares outstanding, basic and diluted, subject to possible redemption	5,902,701	10,350,000	10,350,000	616,887
Weighted average shares outstanding, basic and diluted, attributable to IGTA	2,637,500	2,637,500	2,637,500	2,590,480
	September 30, 2023	December 31, 2022	December 31, 2021
Balance Sheet Data:
Total assets	$47,910,061	$106,895,054	$106,305,294
Total liabilities	$20,750,523	$3,187,970	$3,073,701
Ordinary shares subject to possible redemption	$31,495,221	$106,051,986	$104,535,000
Total shareholders’ deficit	$(4,335,683)	$(2,344,902)	$(1,303,407)

SELECTED HISTORICAL FINANCIAL INFORMATION OF AGILEALGO

AgileAlgo presents below its summary financial data for the periods indicated. The following summary historical financial data derived from AgileAlgo’s audited financial statements as of September 30, 2022 and 2021 and unaudited financial statements for the nine months ended June 30, 2023 and 2022, and included elsewhere in this proxy statement/prospectus. The summary financial data should be read in conjunction with AgileAlgo’s financial statements and related notes and “AgileAlgo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The financial statements are prepared and presented in accordance with GAAP. AgileAlgo’s historical results are not necessarily indicative of its results for any future periods.

	As of June 30, 2023	As of September 30,
		2022	2021
Balance Sheet Data:
Cash	$72,079	$37,641	$17,621
Accounts receivable	$4,181	$—	$—
Goods and services tax receivables	$—	$34	$—
Deposit, prepayments and other receivables, net	$6,239	$1,583	$526
Property, plant and equipment	$1,538	$1,676	$3,288
Total assets	$84,037	$40,934	$21,435
Goods and services tax payables	$583	$—	$—
Accrued liabilities and other payables	$—	$1,673	$662
Other current liabilities	$24,647	$12,178	$—
Loan and borrowings	$123,260	$—	$—
Total liabilities	$148,490	$12,178	$662
Total shareholders’ equity	$(64,453)	$27,083	$20,773
	Nine Months Ended June 30,		For the Years Ended September 30,
	2023	2022	2022	2021
Statement of Operations Data:
Operating revenues	$13,468	$—	$109	$—
Income (loss) from operations	$(93,159)	$(43,190)	$(70,076)	$(13,093)
Other income (expense), net	$—	$4,954	$4,922	$4,045
Net income (loss)	$(93,159)	$(38,236)	$(65,154)	$(9,048)
Foreign currency translation differences	$1,623	$2,510	$1,765	$273
Comprehensive income (loss)	$(91,536)	$(35,726)	$(63,389)	$(8,775)
Basic and diluted weighted average shares outstanding	1,500,000	735,616	987,671	297,260
Basic and diluted net income (loss) per share of ordinary shares	$(0.06)	$(0.05)	$(0.07)	$(0.03)
	Nine Months Ended June 30,		For the Year Ended September 30,
	2023	2022	2022	2021
Statements of Cash Flow Data:
Net cash used in operating activities	$(89,460)	$(30,803)	$(51,553)	$(14,703)
Net cash used in investing activities	(985)	—	—	(4,553)
Net cash provided by financing activities	123,260	69,701	69,701	$—
Effect of exchange rate change on cash	1,623	2,564	1,872	258
Net increase (decrease) in cash	34,438	41,462	20,020	(18,998)
Cash at the beginning of period/year	37,641	17,621	17,621	36,619
Cash at the end of the period/year	$72,079	$59,083	$37,641	$17,621

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of AgileAlgo and Inception Growth on a stand-alone basis and the unaudited pro forma condensed consolidated per share data for the nine months ended September 30, 2023 and the year ended September 30, 2022, after giving effect to the Business Combination assuming (i) no redemption of IGTA Shares, and (ii) maximum redemption of IGTA Shares. The pro forma earnings information for the nine months ended September 30, 2023 and the year ended September 30, 2022, were computed as if the Business Combination had been completed on October 1, 2021, and carried forward through the interim period.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of IGTA Shares outstanding at the end of the period. The pro forma combined book value per IGTA Share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of IGTA Shares outstanding at the end of the period. The pro forma earnings per share of the Combined Company is computed by dividing the pro forma income available to the Combined Company’s ordinary shareholders by the pro forma weighted-average number of IGTA Shares outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Inception Growth and AgileAlgo and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Inception Growth and AgileAlgo pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Inception Growth and AgileAlgo would have been had the companies been combined during the periods presented.

(in thousands, except share and per share data)
	AgileAlgo	Inception Growth	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
	Nine Months Ended June 30, 2023	Nine Months Ended September 30, 2023
Net income (loss)	$(93)	769	(1,548)	(1,548)
Weighted average shares outstanding, common stock subject to possible redemption – basic and diluted	1,500,000	55,902,701	22,897,227	19,946,336
Basic and diluted net (loss) income per share, common stock subject to possible redemption	$(0.06)	0.19	(0.07)	(0.08)
Weighted average shares outstanding, common stock attributable to IGTA – basic and diluted	—	2,637,500	—	—
Basic and diluted net (loss) income per share, common stock attributable to IGTA	—	(0.14)	—	—
	Year Ended September 30, 2022	Year Ended September 30, 2022
Net loss	(65)	(131)	(729)	(729)
Weighted average shares outstanding, common stock subject to possible redemption – basic and diluted	987,671	10,350,000	22,897,227	19,946,336
Basic and diluted net (loss) income per share, common stock subject to possible redemption	(0.07)	0.01	(0.03)	(0.04)
Weighted average shares outstanding, common stock attributable to IGTA – basic and diluted	—	2,637,500	—	—
Basic and diluted net (loss) income per share, common stock attributable to IGTA	—	(0.05)	—	—

SECURITIES AND DIVIDENDS

Inception Growth’s units, ordinary shares, warrants and rights are each quoted on the Nasdaq, under the symbols “IGTAU,” “IGTA,” “IGTAW,” and “IGTAR,” respectively. Each IGTA Unit consists of one share of common stock, one-half of one warrant entitling its holder to purchase one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of one share of common stock upon the consummation of the Business Combination. Inception Growth’s units commenced trading on Nasdaq on December 9, 2021. Inception Growth’s shares of common stock, public rights and public warrants underlying the units sold in the IPO commenced trading separately on January 21, 2022 on a voluntary basis on Nasdaq.

Inception Growth has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of the Inception Growth Board to retain all earnings, if any, for use in its business operations and, accordingly, Inception Growth’s board does not anticipate declaring any dividends in the foreseeable future.

AgileAlgo’s securities are not currently publicly traded. We are applying to list the PubCo Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination. The value of your investment in PubCo following consummation of the Business Combination will be subject to the significant risks affecting PubCo and AgileAlgo. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “AgileAlgo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Inception Growth’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus and before making a decision to invest in PubCo’s securities. The risks associated with AgileAlgo, Inception Growth, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to AgileAlgo, Inception Growth, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of AgileAlgo and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of AgileAlgo and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and prospects.

Risks Related to AgileAlgo’s Business

AgileAlgo has a limited operating history, which makes it difficult to evaluate its prospects and future results of operations.

AgileAlgo was founded in 2019. As a result of its limited operating history, AgileAlgo’s ability to forecast its future results of operations is limited and subject to a number of uncertainties, including its ability to plan for and model future growth. Its historical revenue growth should not be considered indicative of its future performance. A number of factors could cause its growth rate to be adversely impacted, including any reduction in demand for its products, solutions and services, increased competition, contraction of its overall market, its inability to accurately forecast demand for its products and solutions, or its failure, for any reason, to capitalize on growth opportunities. AgileAlgo has encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If AgileAlgo’s assumptions regarding these risks and uncertainties, which its uses to plan its business, are incorrect or change, or if it does not address these risks successfully, its business will be harmed.

The market in which AgileAlgo operates is highly competitive and rapidly changing and AgileAlgo may be unable to compete successfully.

There are a number of companies that offer or may offer products, solutions and services that compete in the market in which AgileAlgo operates. The market for AgileAlgo’s products, solutions and services is characterized by intense competition, evolving industry and regulatory standards, emerging business and distribution models, disruptive software technology developments, short product and service life cycles, price sensitivity on the part of customers, and frequent new products, solutions or services introductions, including alternatives to certain of AgileAlgo’s products, solutions and services, from other vendors which may be offered at significantly lower costs or free of charge. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of AgileAlgo’s prospective customers. Furthermore, prospective customers may decide to develop competing products, solutions or to establish, strategic relationships with AgileAlgo’s competitors.

Competition in the market in which AgileAlgo operates could adversely affect AgileAlgo’s operating results by reducing the volume of the products and technologies AgileAlgo licenses or sells, the prices AgileAlgo can charge or the obligations of AgileAlgo to incur expenses or capital costs associated with the development, acquisition or promotion of new products or technologies. Some of AgileAlgo’s current or potential competitors are large technology companies that have significantly greater financial, technical and marketing resources than AgileAlgo does, and others are smaller specialized companies that possess specialized expertise or regional focus and may have greater price flexibility than AgileAlgo does in connection with their business models. These competitors may be able to respond more rapidly than AgileAlgo can to new or emerging technologies or changes in customer requirements, or may decide to offer products at low or unsustainable cost to win new business or to retain their existing clients. They may also devote greater resources to the development, promotion and sale of their products than AgileAlgo does, and in certain cases may be able to include or combine their competitive products or technologies with other of their products or technologies in a manner whereby the competitive functionality is available at lower cost or free of charge within the larger offering. To the extent they do so, the penetration of AgileAlgo’s products, solutions and services, and therefore its revenue, may be adversely affected. AgileAlgo’s large competitors may also have greater access to customer data, which provides them with a competitive advantage in developing new products and technologies. AgileAlgo’s success depends substantially upon its ability to enhance its products and technologies, to develop and introduce, on a timely and cost-effective basis, new products and technologies that meet changing customer requirements and incorporate technological enhancements, and to maintain AgileAlgo’s alignment with the technologies and market strategies of its customers, which change and advance over time. If AgileAlgo is unable to develop new products or solutions and enhance functionalities or technologies to adapt to these changes and maintain AgileAlgo’s alignment with its customers, its business will suffer.

Adverse conditions in the market in which AgileAlgo operates in or the global economy more generally could have adverse effects on AgileAlgo’s results of operations.

AgileAlgo’s business depends on, and is directly affected by, the global market, as well as the global economy more generally, including global economic trends affecting artificial intelligence (“AI”), software development enterprise software, the internet of things (“IoT”), mobile application, call center, semiconductor device maker and other industries. For example, a portion of AgileAlgo’s customers are in the HR industry, and such industries production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, governmental incentives and regulatory requirements, and political volatility, especially in growth markets. Such factors may also negatively impact demand for products, including AI and enterprise software spent, that incorporate or use AgileAlgo products or technologies. In addition, global production and sales trends can be affected by AgileAlgo’s customers’ ability to continue operating in response to challenging economic conditions, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of global AI and Enterprise Software sales, in particular, has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for AgileAlgo’s products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of a customer, may result in a reduction in sales and production by AgileAlgo’s customers, and could have a material adverse effect on AgileAlgo’s business, results of operations and financial condition.

AgileAlgo’s business strategy includes potential mergers and acquisitions, which may post risks to its operations, financial stability, and over business operations. It may be unable to source, and/or merge with, the right target companies for mergers and acquisitions. Even after the completion of a merger/acquisition, it may be difficult for AgileAlgo to integrate the acquired company’s operation, technology, culture and personnel effectively. Acquisitions may alter AgileAlgo’s competitive position and market dynamics and invite intensified competition or scrutiny from industry peers and regulatory bodies.

AgileAlgo’s strategy to develop new and enhance products in trial to include more features and functionality, compute and new techniques may adversely affect its near-term revenue growth and results of operations.

AgileAlgo has been and is continuing to develop new and enhanced existing capabilities with its natural language to code capability to new technology stack. The design and development of new features and technology stack will involve significant expense. AgileAlgo’s research and development costs will greatly increase in coming years and, together with certain expenses associated with delivering AgileAlgo’s services, are projected to continue to escalate in the near future. AgileAlgo may encounter difficulties with designing, developing, and releasing new features and components, as well as integrating these components with AgileAlgo’s existing technologies. These development issues may further increase costs and may affect AgileAlgo’s ability to innovate in a manner that allows AgileAlgo to remain competitive and innovative relative to its peers. As a result, AgileAlgo’s strategy to incorporate more features and technology stacks and components may adversely affect its revenue growth and results of operations.

Pricing pressures from AgileAlgo’s customers may adversely affect its results of operations.

AgileAlgo may experience pricing pressure from its customers in the future, including pricing pressure resulting from the strong purchasing power of major customers AgileAlgo may be expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for AgileAlgo’s work. Any price reductions could impact AgileAlgo’s sales and profit margins. AgileAlgo’s profitability is also influenced by its success in designing and marketing technological improvements in its products. If AgileAlgo is unable to offset any price reductions in the future, its business, results of operations and financial condition would be adversely affected.

AgileAlgo’s largest customers may include large System Integrators and Partners, and while AgileAlgo invests effort and money seeking their validation of AgileAlgo’s services and technology, and there can be no assurance that AgileAlgo will win or be able to renew its contracts with these customers, which could adversely affect AgileAlgo’s results of operations.

AgileAlgo invests effort and money building relationships and in product research and development in relationship to AgileAlgo’s customers from the time an opportunity is identified to identification of go-to-market partners and pursue to closure, including delivery and maintenance of the services and technology. This process is known as a “opportunity pursue.” AgileAlgo could expend its resources on these and similar efforts without success. Even if AgileAlgo is successful and has an established relationship with a customer, any failure to perform under a service contract or innovate in response to their feedback may neutralize its advantage with that customer. If AgileAlgo fails to win a significant number of competitive tenders in the future or to renew a significant number of existing service contracts, AgileAlgo’s operating results would be adversely affected. Moreover, to the extent AgileAlgo is unable to renew existing service contracts, this would negatively impact its revenue. The period of time from winning a contract to implementation is long and AgileAlgo is subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

AgileAlgo’s products are technologically complex and incorporate many technological innovations. Prospective customers generally must make significant commitments of resources to test and validate AgileAlgo’s products before including them in their product. There could be long development cycles that result in AgileAlgo investing its resources in customers and customer products prior to realizing any revenues from the related customer contracts. Further, AgileAlgo is subject to the risk that a customer cancels or postpones implementation of AgileAlgo’s technology, as well as that AgileAlgo will not be able to implement its technology successfully. Additionally, AgileAlgo’s sales could be less than forecast if the product is unsuccessful, including for reasons unrelated to its technology. Long development cycles and product cancellations or postponements may adversely affect AgileAlgo’s business, results of operations.

A limited number of customers may be accounted for a substantial portion of AgileAlgo’s revenue. If existing customers do not renew their contracts with AgileAlgo, or if AgileAlgo’s relationships with its largest customers are impaired or terminated, its revenue could decline, and its results of operations would be adversely impacted.

Certain of AgileAlgo’s customers, including customers that, at the time, represented a significant portion of its business, have in the past reduced their spend with AgileAlgo or decided to not renew their subscriptions with AgileAlgo, which has reduced AgileAlgo’s anticipated future payments or revenue from these customers. It is not possible for AgileAlgo to predict the future level of demand from its larger customers for AgileAlgo’s products and solutions.

AgileAlgo’s customers generally have no obligation to renew, upgrade, or expand their subscriptions with AgileAlgo after the terms of their existing subscriptions expire. In addition, AgileAlgo’s customers may opt to decrease their usage of AgileAlgo’s products, solutions or services. As a result, AgileAlgo cannot provide assurance that its customers will renew, upgrade, or expand their subscriptions, if they renew at all. If one or more of AgileAlgo’s customers elect not to renew their subscriptions, or if its customers renew their subscriptions for shorter time periods, or if AgileAlgo’s customers decrease their usage of AgileAlgo’s products, solutions or services, or if its customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to AgileAlgo, AgileAlgo’s business and results of operations would be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of AgileAlgo’s revenue or business operations.

AgileAlgo’s operating results could be materially and adversely affected if it loses any of its largest customers.

The loss of business from any of AgileAlgo’s major customers, whether by lower overall demand for the services and products, cancellation of existing contracts or the failure to award AgileAlgo new business, could have a material adverse effect on AgileAlgo’s operating results. Alternatively, there is a risk that one or more of AgileAlgo’s major customers could be unable to pay its invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer becomes subject to bankruptcy or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against AgileAlgo legally enforcing its obligations, it is likely that AgileAlgo will be forced to record a substantial loss.

In addition to upfront payments pursuant to professional services or custom engineering or subscription agreements, AgileAlgo generally enters into master service agreements with its largest customers and also provides them with professional services, subscription and custom services. AgileAlgo’s largest current customers entered into master services agreements with AgileAlgo pursuant to which they are provided services and solution and, in some cases, associated services on an as-needed basis.

AgileAlgo’s business depends on its ability to attract new customers and on its existing customers purchasing additional services and subscriptions and renewing their existing services and subscriptions.

To increase its revenue, AgileAlgo’s must continue to attract new customers. AgileAlgo’s success will depend to a substantial extent on the widespread adoption of AgileAlgo’s products, solutions and services. Although demand for data management, ML, analytics, and AI platforms and applications has grown in recent years, the market for these platforms and applications continues to evolve. Numerous factors may impede AgileAlgo’s ability to add new customers, including but not limited to, AgileAlgo’s failure to compete effectively against alternative products or services, to attract and effectively train new sales and marketing personnel, to develop or expand relationships with partners and resellers, to successfully innovate and deploy new applications and other solutions, to provide a quality customer experience and customer support, or to ensure the effectiveness of AgileAlgo’s marketing programs. If AgileAlgo is not able to attract new customers, it will have an adverse effect on AgileAlgo’s business, financial condition and results of operations.

In addition, AgileAlgo’s future success depends on its ability to sell additional services and subscriptions for its products, solutions and services to its existing customers, and AgileAlgo’s customers renewing their services and subscriptions when the contract term expires. AgileAlgo’s customers generally have no contractual obligation to renew, upgrade, or expand their subscriptions after the terms of their existing subscriptions expire. In addition, AgileAlgo’s customers may opt to decrease their usage of AgileAlgo’s products, solutions and services. Given its limited operating history, AgileAlgo may not be able to accurately predict customer renewal rates. AgileAlgo’s customers’ renewal and expansion commitments may decline or fluctuate as a result of a number of factors, including, but not limited to, their satisfaction with AgileAlgo’s products, solutions and services and its customer support, the frequency and severity of software and implementation errors or other reliability issues, the pricing of its subscriptions or competing solutions, changes in their IT budget, the effects of global economic conditions, and AgileAlgo’s customers’ financial circumstances, including their ability to maintain or expand their spending levels or continue their operations. In order for AgileAlgo to maintain or improve its results of operations, it is important that AgileAlgo’s customers renew or expand their subscriptions. If AgileAlgo’s customers do not purchase additional subscriptions, increase their usage of AgileAlgo’s software, or renew their subscriptions with AgileAlgo, AgileAlgo’s business, financial condition, and results of operations may be harmed.

Achieving renewal or expansion of services, usage and subscriptions may require AgileAlgo to engage increasingly in sophisticated and costly sales and support efforts that may not result in additional sales. In addition, the rate at which AgileAlgo’s customers expand the deployment of AgileAlgo’s products and solutions depends on a number of factors. If AgileAlgo’s efforts to expand its relationships with its customers are not successful, its business, financial condition, and results of operations may be harmed.

AgileAlgo’s products in trial and solutions, as well as applications, features, and functionality that it may introduce in the future, may not be widely accepted by its customers, may receive negative attention or may require AgileAlgo to compensate or reimburse third parties, any of which may lower its margins and harm its business.

AgileAlgo’s ability to engage, retain, and increase its base of customers and to increase its revenue will depend on AgileAlgo’s ability to successfully create new applications, features, and functionality, both independently and together with third parties. AgileAlgo may introduce significant changes to its products in trial and solutions or develop and introduce new and unproven applications, including technologies with which AgileAlgo has little or no prior development or operating experience. These new applications and updates may fail to engage, retain, and increase AgileAlgo’s base of customers or may suffer from lag in adoption. New applications may initially suffer from performance and quality issues that may negatively impact AgileAlgo’s ability to market and sell such applications to new and existing customers. The short- and long-term impact of any major change to AgileAlgo’s products and solutions, or the introduction of new applications, is particularly difficult to predict. If new or enhanced applications fail to engage, retain, and increase AgileAlgo’s base of customers, it may fail to generate sufficient revenue, operating margin, or other value to justify its investments in such applications, any of which may harm its business.

In addition, AgileAlgo is required to compensate or reimburse third parties in connection with certain sales of its products in trial and solutions as part of its partner relationships. New applications, features and functionality that AgileAlgo introduces in the future or new partner relationships may increase the amount of compensation or reimbursement it pays to third parties. Any future requirement or increase in the rate that AgileAlgo compensates or reimburses third parties would lower its profit margins and harm its business.

AgileAlgo’s sold projects may suffer from quality issues, missed timelines and resources constraints and may affect its financial performance due to the fulfillment of work for the clients.

Software delivery can go awry for a multitude of reasons, often stemming from a complex interplay of technical, organizational, and human factors. First and foremost, inadequate planning and requirements gathering can set the stage for failure. If the development team doesn’t have a clear understanding of the client’s needs, or if there’s a lack of well-defined specifications, it’s likely that the end product will fall short of expectations. Additionally, poor communication within the team and with stakeholders can lead to misunderstandings and misalignments, resulting in a final product that doesn’t meet the intended goals. Technical challenges, such as incompatible dependencies, software bugs, or unforeseen architectural limitations, can also impede the smooth delivery of a project. Furthermore, inadequate testing and quality assurance procedures can allow unnoticed defects to persist, compromising the stability and functionality of the software. Finally, external factors like sudden changes in market demands or regulatory requirements can disrupt the delivery process, necessitating significant adjustments. In sum, the complexities inherent in software development demand meticulous planning, robust communication, rigorous testing, and adaptive strategies to mitigate the risks of delivery going awry.

AgileAlgo’s sales cycles can be long and unpredictable, particularly with respect to large subscriptions, and its sales efforts require considerable time and expense.

AgileAlgo’s results of operations may fluctuate, in part, because of the complexity of customer problems that its products and solutions address, the resource-intensive nature of its sales efforts, the length and variability of the sales cycle for its products and solutions, and the difficulty in making short-term adjustments to its operating expenses. The timing of AgileAlgo’s sales is difficult to predict. The length of its sales cycle can vary substantially from customer to customer and can extend over a number of years for some larger customers. AgileAlgo’s sales efforts involve educating its customers about the use, technical capabilities, and benefits of its products and solutions. Customers often undertake a prolonged evaluation process, which frequently involves not only AgileAlgo’s products and solutions but also those of other companies. In addition, the size of potential customers may lead to longer sales cycles. AgileAlgo may also face unexpected deployment challenges with large organizations or more complicated deployment of its products and solutions. Large organizations may demand additional features, support services, and pricing concessions or require additional security management or control features. Some organizations may also require an on-premise solution rather than a cloud solution, which potentially requires additional implementation time and potentially a longer sales cycle. AgileAlgo may spend substantial time, effort and money on sales efforts to large organizations without any assurance that its efforts will produce any sales or that these customers will deploy AgileAlgo’s products and solutions widely enough across their organization to justify its substantial upfront investment. As a result, it is difficult to predict exactly when, or even if, AgileAlgo will make a sale to a potential customer or if AgileAlgo can increase sales to its existing customers.

An individual sale typically represents a proportion of AgileAlgo’s overall sales during any given period, which impacts its ability to plan and manage cash flows and margins. These large individual sales have, in some cases, occurred in quarters or years subsequent to those AgileAlgo anticipated, or have not occurred at all. If AgileAlgo’s sales cycle lengthens or its substantial upfront investments do not result in sufficient revenue to justify its investments, AgileAlgo’s operating results could be adversely affected. In addition, within each quarter or year, it is difficult to project when a deal will close. Therefore, it is difficult to determine whether AgileAlgo is achieving its quarterly or annual expectations until near the end of the applicable quarter or year. Most of AgileAlgo’s expenses are relatively fixed or require time to adjust. Therefore, if expectations for AgileAlgo’s business are not accurate, AgileAlgo may not be able to adjust its cost structure on a timely basis, and AgileAlgo’s margins and cash flows may differ from expectations.

AgileAlgo’s operating results may fluctuate significantly from period to period, and this may cause its stock price to decline.

AgileAlgo’s operating results may fluctuate materially in the future. These fluctuations may cause AgileAlgo’s results of operations to not meet the expectations of securities analysts or investors which would likely cause the price of its stock to decline. Factors that may contribute to fluctuations in operating results include:

•        the volume, timing and fulfilment of large customer contracts;

•        renewals of existing customer contracts and wins of new customer programs;

•        increased expenditures incurred pursuing new product or market opportunities;

•        fluctuating sales by AgileAlgo’s customers to their end-users;

•        contractual counterparties failing to meet their contractual commitments to AgileAlgo;

•        introduction of new products by AgileAlgo or its competitors;

•        cybersecurity or data breaches;

•        reduction in the prices of AgileAlgo’s products in response to competition, market conditions or contractual obligations;

•        impairment of goodwill or intangible assets;

•        accounts receivable that are not collectible;

•        higher than anticipated costs related to agreed-upon prices contracts with AgileAlgo’s customers;

•        change in costs due to regulatory or trade restrictions;

•        expenses incurred in litigation matters, whether initiated by AgileAlgo or brought by third-parties against AgileAlgo, and settlements or judgments it is required to pay in connection with disputes; and

•        general economic trends as they affect the customer bases into which AgileAlgo and its customers sell and operate.

Due to the foregoing factors, among others, AgileAlgo’s revenue and operating results may fluctuate significantly from period to period. AgileAlgo’s expense levels are based in significant part on its expectations of future revenue, and AgileAlgo may not be able to reduce its expenses quickly to respond to near-term shortfalls in projected revenue. Therefore, AgileAlgo’s failure to meet revenue expectations would seriously harm its operating results, financial condition, and cash flows.

There is no assurance that AgileAlgo will be able to continue as a going concern absent additional financing, which AgileAlgo, prior to the consummation of the Business Combination, and PubCo, after consummation of the Business Combination, may not be able to obtain on favorable terms, or at all.

AgileAlgo has incurred operating losses since its inception and there can be no assurance if or when it will produce sufficient revenue from its operations to support its costs. Even if profitability is achieved in the future, AgileAlgo may not be able to sustain profitability on a consistent basis. AgileAlgo expects to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. AgileAlgo’s financial statements included in this proxy statement/prospectus have been prepared assuming that it will continue as a going concern. However, AgileAlgo has concluded that, absent access to additional working capital, substantial doubt about its ability to continue as a going concern exists and AgileAlgo’s auditors have made reference to this in their audit report on AgileAlgo’s audited financial statements for the years ended September 30, 2022 and 2021. As a result, it may be more difficult for AgileAlgo to attract investors. AgileAlgo’s future is dependent upon its ability to obtain financing and upon future profitable operations from the sale of its products and services.

AgileAlgo’s ability to obtain additional financing prior to the consummation of the Business Combination and PubCo’s ability to obtain additional financing following the consummation of the Business Combination will be subject to a number of factors, including market conditions, AgileAlgo’s operating performance and investor sentiment. If AgileAlgo or PubCo is unable to raise additional capital when required or on acceptable terms, AgileAlgo may have to significantly delay or scale back its operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on AgileAlgo’s and PubCo’s business, stock price and AgileAlgo’s business relationships with third parties, at least until additional funding is obtained. If AgileAlgo does not have sufficient funds to continue operations, it could be required to seek bankruptcy protection or other alternatives. Any of these actions would likely result in AgileAlgo’s shareholders losing some or all of their investment in AgileAlgo.

AgileAlgo does not have any credit facilities as a source of future funds, and there can be no assurance that AgileAlgo or PubCo will be able to raise sufficient additional capital on acceptable terms, or at all. AgileAlgo or PubCo may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. If AgileAlgo or PubCo raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of AgileAlgo or PubCo shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting AgileAlgo’s or PubCo’s ability to take specific actions, such as incurring additional debt, could increase AgileAlgo’s or PubCo’s expenses and require that AgileAlgo’s or PubCo’s assets secure such debt. Moreover, any debt AgileAlgo or PubCo incurs must be repaid regardless of their operating results.

AgileAlgo’s revenue growth depends in part on the success of its strategic relationships with third parties, including channel partners, and if AgileAlgo is unable to establish and maintain successful relationships with them, its business, operating results, and financial condition could be adversely affected.

AgileAlgo seeks to grow its partner ecosystem as a way to grow its business. AgileAlgo anticipates that it will continue to establish and maintain relationships with third parties, such as Value Added Resellers, system integrators, independent software and hardware vendors, and platform and cloud service providers.

AgileAlgo plans to continue to establish and maintain similar strategic relationships in certain industry verticals and otherwise, and it expects its channel partners to become an increasingly important aspect of its business. However, these strategic relationships could limit AgileAlgo’s ability in the future to compete in certain industry verticals and, depending on the success of its third-party partners and the industries that those partners operate in generally, may negatively impact its business because of the nature of strategic alliances, exclusivity provisions, or otherwise. AgileAlgo works closely with select vendors to design solutions to specifically address the needs of certain industry verticals or use cases within those verticals. As AgileAlgo’s agreements with strategic partners terminate or expire, AgileAlgo may be unable to renew or replace these agreements on comparable terms, or at all.

AgileAlgo’s future growth in revenue and ability to achieve and sustain profitability depends in part on its ability to identify, establish, and retain successful strategic partner relationships in the Singapore and internationally, which will take significant time and resources and involve significant risk. To the extent AgileAlgo does identify such partners, it will need to negotiate the terms of a commercial agreement with them under which the partner would distribute AgileAlgo’s products and solutions. AgileAlgo cannot be certain that it will be able to negotiate commercially attractive terms with any strategic partner, if at all. In addition, all channel partners must be trained to distribute AgileAlgo’s products and solutions. In order to develop and expand AgileAlgo’s distribution channel, it must develop and improve its processes for channel partner introduction and training. If AgileAlgo does not succeed in identifying suitable strategic partners or maintain its relationships with such partners, AgileAlgo’s business, operating results, and financial condition may be adversely affected.

Moreover, AgileAlgo cannot guarantee that the partners with whom it has strategic relationships will continue to devote the resources necessary to expand AgileAlgo’s reach and increase its distribution. In addition, customer satisfaction with services and other support from AgileAlgo’s strategic partners may be less than anticipated, negatively impacting anticipated revenue growth and results of operations. AgileAlgo cannot be certain that these partners will prioritize or provide adequate resources to selling AgileAlgo’s products and solutions. Further, some of AgileAlgo’s strategic partners offer competing platforms and applications or also work with AgileAlgo’s competitors. As a result of these factors, many of the companies with whom AgileAlgo has strategic alliances may choose to pursue alternative technologies and develop alternative platforms and applications in addition to or in lieu of AgileAlgo’s products and solutions, either on their own or in collaboration with others, including AgileAlgo’s competitors. AgileAlgo cannot assure you that its strategic partners will continue to cooperate with AgileAlgo. In addition, actions taken or omitted to be taken by such parties may adversely affect AgileAlgo. Moreover, AgileAlgo relies on its channel partners to operate in accordance with the terms of their contractual agreements with AgileAlgo. For example, AgileAlgo’s agreements with its channel partners may limit the terms and conditions pursuant to which they are authorized to resell or distribute AgileAlgo’s products and offer technical support and related services. If AgileAlgo is unsuccessful in establishing or maintaining its relationships with third parties, or if its strategic partners do not comply with their contractual obligations to AgileAlgo, AgileAlgo’s business, operating results, and financial condition may be adversely affected. Even if AgileAlgo is successful in establishing and maintaining these relationships with third parties, it cannot assure you that these relationships will result in increased customer usage of AgileAlgo’s products and solutions or increased revenue to AgileAlgo.

In addition, some of AgileAlgo’s sales to government entities have been made, and in the future may be made, indirectly through its channel partners. Government entities may have statutory, contractual, or other legal rights to terminate contracts with its channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination at the election of the government entity are material, any such termination or renegotiation may adversely impact AgileAlgo’s future operating results. In the event of such termination, it may be difficult for AgileAlgo to arrange for another channel partner to sell its products and solutions to these government entities in a timely manner, and AgileAlgo could lose sales opportunities during the transition. Government entities routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government entity refusing to renew its subscription to AgileAlgo’s products and solutions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities.

AgileAlgo may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to its shareholders.

AgileAlgo anticipates that the net proceeds of the Business Combination, together with current cash, cash equivalents, cash provided by operating activities and funds available will be sufficient to meet its current and anticipated needs for general corporate purposes. AgileAlgo operates in an emerging market, however, which makes AgileAlgo’s prospects difficult to evaluate. It is possible that AgileAlgo may not generate sufficient cash flow from operations or otherwise have the capital resources to meet AgileAlgo’s future capital needs. If this occurs, AgileAlgo may need additional financing to execute on its current or future business strategies, including to:

•        hire additional software engineers, sales and marketing professionals, and other personnel;

•        develop new or enhance products in trial and services;

•        enhance AgileAlgo’s operating infrastructure;

•        acquire complementary businesses or technologies; or

•        otherwise respond to competitive pressures.

If AgileAlgo raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. AgileAlgo cannot assure you that additional financing will be available on terms favorable to AgileAlgo, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, AgileAlgo’s ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance its products, or otherwise respond to competitive pressures would be significantly limited.

AgileAlgo may not be able to achieve its financial projections.

AgileAlgo’s financial projections and planning are based upon assumptions that AgileAlgo believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying AgileAlgo’s plans prove to be correct, there can be no assurances that AgileAlgo will not incur substantial operating losses or costs and expenses in excess of what was planned, while trying to attain its goals. However, there can be no assurances that AgileAlgo’s objectives will be realized if any of the assumptions underlying its plans prove to be inaccurate.

Investors should be aware that AgileAlgo has not conducted any independent market studies regarding its business plan, nor are any such studies currently planned. Any material differences from AgileAlgo’s projections could result in the loss of some or all of your investment.

If AgileAlgo is unable to ensure that its products and solutions interoperate with a variety of software applications that are developed by others, including its partners, it may become less competitive and its business may be harmed.

AgileAlgo’s products and solutions must integrate with a variety of hardware and software platforms, and it needs to continuously modify and enhance its products and solutions to adapt to changes in hardware and software technologies. In particular, AgileAlgo’s products and solutions are designed to easily integrate with key third-party applications, including the applications of software providers that compete with AgileAlgo as well as its partners. AgileAlgo is typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. AgileAlgo’s business will be harmed if any provider of such software systems:

•        discontinues or limits AgileAlgo’s access to its software;

•        modifies its terms of service or other policies, including fees charged to, or other restrictions on AgileAlgo, or other platform and application developers;

•        changes how information is accessed by AgileAlgo or its customers;

•        establishes more favorable relationships with one or more of AgileAlgo’s competitors; or

•        develops or otherwise favors its own competitive offerings over AgileAlgo’s products and solutions.

Third-party services and products are constantly evolving, and AgileAlgo may not be able to modify its products and solutions to assure their compatibility with that of other third parties as they continue to develop or emerge in the future or AgileAlgo may not be able to make such modifications in a timely and cost-effective manner. In addition, some of AgileAlgo’s competitors may be able to disrupt the operations or compatibility of its products and solutions with their products or services, or exert strong business influence on AgileAlgo’s ability to, and terms on which AgileAlgo, operate its products and solutions. Should any of AgileAlgo’s competitors modify their products or standards in a manner that degrades the functionality of AgileAlgo’s products and solutions or gives preferential treatment to AgileAlgo’s competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of AgileAlgo’s products and solutions with these products could decrease and AgileAlgo’s business, results of operations, and financial condition would be harmed. If AgileAlgo is not permitted or able to integrate with these and other third-party applications in the future, AgileAlgo’s business, results of operations, and financial condition would be harmed.

Any failure to offer high-quality maintenance and support services for AgileAlgo’s customers may harm its relationships with its customers and, consequently, its business.

Once AgileAlgo’s product is deployed, its customers depend on its maintenance and support teams to resolve technical and operational issues and provide critical updates relating to AgileAlgo’s product. AgileAlgo’s ability to provide effective customer maintenance and support is largely dependent on its ability to attract, train, and retain qualified personnel with experience in supporting customers with software such as ours and maintaining the same. AgileAlgo may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. AgileAlgo also may be unable to modify the scope and delivery of its maintenance services and technical support to compete with changes in the technical services provided by its competitors. Increased customer demand for maintenance and support services, without corresponding revenue, could increase costs and negatively affect AgileAlgo’s operating results. In addition, if AgileAlgo experiences increased customer demand for support and maintenance, AgileAlgo may face increased costs that may harm its results of operations. Further, as AgileAlgo continues to grow its operations and support its global customer base, it needs to be able to continue to provide efficient support and effective maintenance that meets its customers’ needs globally. If AgileAlgo is unable to provide efficient customer maintenance and support globally or if AgileAlgo needs to hire additional maintenance and support personnel, its business may be harmed. AgileAlgo’s ability to attract new customers is highly dependent on its business reputation and on positive recommendations from its existing customers. Any failure to maintain high-quality maintenance and support services, a failure of channel parties to maintain high-quality maintenance and support services or a market perception that AgileAlgo does not maintain high-quality maintenance and support services for its customers, would harm its business.

AgileAlgo has broad discretion in how it uses the funds it receives upon consummation of the Business Combination and may not use these funds effectively, which could affect AgileAlgo’s results of operations and cause PubCo’s stock price to decline.

AgileAlgo will have considerable discretion in the application of the funds it receives upon consummation of the Business Combination. Because of the number and variability of factors that determine AgileAlgo’s use of such funds, their ultimate use may vary substantially from their currently intended uses. Management might not apply AgileAlgo’s funds in ways that ultimately increase the value of its shareholders’ investment. While AgileAlgo currently intends to use the funds it receives upon consummation of the Business Combination to fund growth, planned and ongoing working capital needs, AgileAlgo is not obligated to do so. As a result, investors will be relying upon management’s judgment with only limited information about AgileAlgo’s specific intentions for the use of the balance of the funds from this Business Combination. AgileAlgo may use such funds for purposes that do not yield a significant return or any return at all for its shareholders. In addition, pending their use, AgileAlgo may invest the funds it receives upon consummation of the Business Combination in a manner that does not produce income or that loses value.

The loss of one or more key members of AgileAlgo’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business.

AgileAlgo is highly dependent upon the continued service and performance of the key members of AgileAlgo’s management team and other personnel. The loss of any of these individuals, each of whom is “at will” and may terminate his or her employment relationship with AgileAlgo at any time, could disrupt AgileAlgo’s operations and significantly delay or prevent the achievement of its business objectives.

Additionally, if any of AgileAlgo’s key management team members or other employees were to leave, AgileAlgo could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Although AgileAlgo has arrangements with some of its executive officers designed to promote retention, its employment relationships are generally at-will and AgileAlgo has had key employees leave in the past. AgileAlgo cannot assure you that one or more key employees will not leave in the future. AgileAlgo intends to continue to hire additional highly qualified personnel, including research and development and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future or may be required to pay increased compensation in order to do so. Any failure to attract, integrate, motivate and retain such employees could harm AgileAlgo’s business or impair AgileAlgo’s ability to timely meet business goals and objectives.

AgileAlgo depends on skilled employees and could be impacted by a shortage of critical skills.

Much of AgileAlgo’s future success depends on the continued service and availability of skilled employees, particularly with respect to technical areas. Skilled and experienced personnel in the areas where AgileAlgo competes are in high demand, and competition for their talents is intense. Many of AgileAlgo’s key employees receive a total compensation package that includes equity awards and options. New regulations or volatility in the stock market could diminish AgileAlgo’s use, and the value, of its equity awards and options. This would place AgileAlgo at a competitive disadvantage in attracting qualified personnel or force it to offer more cash compensation.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit AgileAlgo’s growth.

The confidentiality and security of AgileAlgo’s information, and that of third parties, is critical to AgileAlgo’s business. AgileAlgo’s services involve the transmission, use, and storage of customers’ and their customers’ information, which may be confidential. Any cybersecurity or data privacy incidents could have a material adverse effect on AgileAlgo’s results of operations and financial condition. While AgileAlgo maintains a broad array of information security and privacy measures, policies and practices, its networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to AgileAlgo’s information, to information of AgileAlgo’s customers or their customers, or to AgileAlgo’s intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications AgileAlgo develops or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to AgileAlgo’s systems or facilities, or those of third parties with whom AgileAlgo does business, through fraud or other forms of deceiving AgileAlgo’s employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, AgileAlgo may be unable to anticipate these techniques or to implement adequate preventative measures. AgileAlgo will continue to incur significant costs to continuously enhance its information security measures to defend against the threat of cybercrime. Any cybersecurity or data privacy incident or breach may result in:

•        loss of revenue resulting from the operational disruption;

•        loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

•        loss of revenue due to loss of customers;

•        material remediation costs to recreate or restore systems;

•        material investments in new or enhanced systems in order to enhance AgileAlgo’s information security posture;

•        cost of incentives offered to customers to restore confidence and maintain business relationships;

•        reputational damage resulting in the failure to retain or attract customers;

•        costs associated with potential litigation or governmental investigations;

•        costs associated with any required notices of a data breach;

•        costs associated with the potential loss of critical business data;

•        difficulties enhancing or creating new products due to loss of data or data integrity issues; and

•        other consequences of which AgileAlgo is not currently aware but would discover through the process of remediating any cybersecurity or data privacy incidents or breaches that may occur.

AgileAlgo’s business is subject to a variety of domestic and international laws, rules, policies and other obligations, including data protection and anticorruption.

AgileAlgo is subject to Singapore, Malaysia, Japan and Australia and international laws and regulations in multiple areas, including data protection, anticorruption, labor relations, tax, foreign currency, anti-competition, import, export and trade regulations, and AgileAlgo may be subjected to a complex array of federal, state and international laws relating to the collection, use, retention, disclosure, security and transfer of personally identifiable information. In many cases, these laws apply not only to transfers between unrelated third-parties but also to transfers between AgileAlgo and its subsidiaries. Many jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. The European Commission adopted the European General Data Protection Regulation (the “GDPR”), which went into effect on May 25, 2018. In addition, California adopted significant new consumer privacy laws that went effective beginning in January 2020. Complying with the GDPR and other requirements may cause AgileAlgo to incur substantial costs and may require it to change its business practices.

Any failure by AgileAlgo, its customers or other parties with whom AgileAlgo does business to comply with its privacy policy or with federal, state or international privacy-related or data protection laws and regulations could result in proceedings against AgileAlgo by governmental entities or others. Any alleged or actual failure to comply with applicable privacy laws and regulations may:

•        cause AgileAlgo’s customers to lose confidence in its solutions;

•        harm AgileAlgo’s reputation;

•        expose AgileAlgo to litigation, regulatory investigations and to resulting liabilities including reimbursement of customer costs, damages penalties or fines imposed by regulatory agencies; and

•        require AgileAlgo to incur significant expenses for remediation.

AgileAlgo’ may be indirectly subject to a variety of anticorruption laws in respect of its customers’ international operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act, and regulations issued by the U.S. Customs and Border Protection, the U.S. Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control, the Prevention of Corruption Act 1960 of Singapore, the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and the Penal Code 1871 of Singapore, and various other foreign governmental agencies. AgileAlgo cannot predict the nature, scope or effect of future regulatory requirements to which its international operations might be subject or the manner in which existing laws might be administered or interpreted. Actual or alleged violations of these laws and regulations could lead to enforcement actions and financial penalties that could result in substantial costs.

Because a significant portion of AgileAlgo’s revenues are derived, and a significant portion of its research and development activities are based, outside the Singapore, its results could be harmed by economic, political, regulatory, foreign currency fluctuations and other risks associated with these international regions.

Because AgileAlgo operates worldwide, its business is subject to risks associated with doing business internationally. AgileAlgo currently generates most of its international revenue in Asia Pacific, and AgileAlgo anticipates that revenue from international operations could increase in the future. AgileAlgo conducts a significant portion of the development of its solutions in Singapore Malaysia and India. AgileAlgo is exposed to fluctuating exchange rates of foreign currencies Accordingly, AgileAlgo’s future results could be harmed by a variety of factors associated with international sales and operations, including:

•        adverse political and economic conditions, or changes to such conditions, in a specific region or country;

•        trade protection measures, including tariffs and import/export controls, imposed by Singapore and/or by other countries or regional authorities;

•        changes in foreign currency exchange rates or the lack of ability to hedge certain foreign currencies;

•        compliance with laws and regulations in many countries and any subsequent changes in such laws and regulations;

•        geopolitical turmoil, including terrorism and war;

•        changing data privacy regulations and customer requirements to locate data centers in certain jurisdictions;

•        evolving restrictions on cross-border investment, including recent enhancements to the oversight by the Committee on Foreign Investment in the United States pursuant to the Foreign Investment Risk Preview Modernization Act;

•        changes in applicable tax laws;

•        difficulties in staffing and managing operations in multiple locations in many countries;

•        longer payment cycles of foreign customers and timing of collections in foreign jurisdictions; and

•        less effective protection of intellectual property than in Singapore.

Interruptions or delays in AgileAlgo’s services or services from data center hosting facilities or public clouds could impair the delivery of its services and harm its business.

Because AgileAlgo’s services are complex and incorporate a variety of third-party hardware and software, its services may have errors or defects that could result in unanticipated downtime for its customers and harm to its reputation and its business. AgileAlgo has from time to time found defects in its services, and new errors in its services may be detected in the future. In addition, AgileAlgo currently serves its customers from data center hosting facilities or third-party public clouds AgileAlgo directly manages. Any damage to, or failure of, the systems and facilities that serve AgileAlgo’s customers as a whole or in part could result in interruptions in its service. Interruptions in AgileAlgo’s service may reduce its revenue, cause AgileAlgo to issue credits or pay service level agreement penalties, cause customers to terminate their on-demand services, and adversely affect AgileAlgo’s renewal rates and its ability to attract new customers.

AgileAlgo is subject to certain Singapore and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. AgileAlgo can face serious consequences for violations.

Among other matters, Singapore and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. AgileAlgo also expects its non-Singapore activities to increase in time.

AgileAlgo’s business is subject to risks, expenses and uncertainties associated with selling its solutions in locations outside Singapore that could adversely affect its operating results.

AgileAlgo plans to increase its international operations in the future. Accordingly, AgileAlgo expects to increasingly face significant operational risks and expenses from doing business internationally.

AgileAlgo’s international operating results may be affected by volatility in currency exchange rates and its ability to effectively manage its currency transaction risks. AgileAlgo would incur currency transaction risks if AgileAlgo were to enter into either a purchase or a sale transaction using a different currency from the currency in which AgileAlgo reports revenue. In such cases, AgileAlgo may suffer an exchange loss because AgileAlgo does not currently engage in currency swaps or other currency hedging strategies to address this risk. As AgileAlgo realizes its strategy to expand internationally, its exposure to currency risks may increase. Given the volatility of exchange rates, AgileAlgo can give no assurance that it will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on its results of operations.

Other risks and uncertainties AgileAlgo faces from its global operations include, but are not limited to:

•        difficulties in staffing and managing foreign operations;

•        limited protection for the enforcement of contract and intellectual property rights in certain countries where AgileAlgo may sell AgileAlgo’s solutions or work with suppliers or other third parties;

•        potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

•        costs and difficulties of customizing solutions for foreign countries;

•        challenges in providing solutions across a significant distance, in different languages and among different cultures;

•        laws and business practices favoring local competition;

•        being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;

•        differences in analysis of regulatory, legal and tax issues across various countries, such as different interpretations of antitrust and competition laws;

•        compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act;

•        uncertainties related to geopolitical risks, including the relationship between the Singapore government and the government of other nations;

•        tariffs, trade barriers and other regulatory or contractual limitations on AgileAlgo’s ability to sell or develop its solutions in certain foreign markets;

•        operating in countries with a higher incidence of corruption and fraudulent business practices;

•        changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;

•        potential adverse tax consequences arising from global operations;

•        seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and at year-end globally;

•        rapid changes in government, economic and political policies and conditions; and

•        political or civil unrest or instability, terrorism or epidemics or pandemics (including any risks related to or resulting from COVID-19) and other similar outbreaks or events.

AgileAlgo’s failure to effectively manage the risks and uncertainties associated with its existing and planned global operations could limit the future growth of its business and adversely affect its operating results.

AgileAlgo relies on third-party internet service providers, including for connectivity to its software, and any failure by these service providers to provide reliable services could cause AgileAlgo to lose customers and subject it to claims for credits or damages, among other things.

AgileAlgo relies on services from third-party telecommunications providers in order to provide services to its customers and their customers. In particular, AgileAlgo depends on its internet bandwidth suppliers to provide uninterrupted and error-free service through their networks. AgileAlgo exercises little control over these third-party providers, which increases its vulnerability to problems with the services they provide.

When problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, whether caused by AgileAlgo’s service, the products or services of AgileAlgo’s third-party service providers, or AgileAlgo’s customers’ or their customers’ equipment and systems, may result in loss of market acceptance of its products and technologies and any necessary remedial actions may force it to incur significant costs and expenses.

If any of these service providers fail to provide reliable services, suffer outages, degrade, disrupt, increase the cost of or terminate the services that AgileAlgo and its customers depend on, AgileAlgo may be required to switch to another service provider. Delays caused by switching AgileAlgo’s technology to another service provider, if available, and qualifying this new service provider could materially harm its operating results. Further, any failure on the part of third-party service providers to achieve or maintain expected performance levels, stability and security could harm AgileAlgo’s relationships with its customers, cause it to lose customers, result in claims for credits or damages, increase its costs or the costs incurred by its customers, damage its reputation, significantly reduce customer demand for its products and technologies and seriously harm its and operating results.

AgileAlgo’s customers rely on third-party telecommunications and internet service providers to provide them with access and connectivity to AgileAlgo’s software, and changes in how telecommunication and internet service providers handle and charge for access to telecommunications and the internet could materially harm AgileAlgo’s customer relationships, business, financial condition and operations results.

AgileAlgo’s customers must have access to wireless telecommunications and/or broadband internet access services in order to use its products and certain of its offerings require substantial capacity to operate effectively. In Singapore, wireless telecommunications and internet access services are provided by relatively few companies that, depending on the geographic area, have market power over such offerings. It is possible that these companies could charge AgileAlgo, its customers, or both fees to guarantee a service amount of capacity, or for quality of wireless telecommunications and broadband internet access services, that could advantage AgileAlgo’s competitors by degrading, disrupting, limiting, or otherwise restricting the use of infrastructure required to support AgileAlgo’s services. These providers likely have the ability to increase AgileAlgo’s rates, AgileAlgo’s customers’ rates, or both for wireless telecommunications and/or broadband internet access services which may increase the cost of AgileAlgo’s products and technologies making its products and technologies less competitive or decreasing AgileAlgo’s profit margins.

AgileAlgo’s plans to expand upon and establish new public cloud-based data centers for its international operations may be unsuccessful and may present execution and competitive risks.

AgileAlgo may seek to expand upon and establish new public cloud deployments in the future to facilitate its platform in certain international markets. AgileAlgo may partner with a third-party to develop, test and deploy its technology to offer a full stack of products on the public cloud in certain international markets. AgileAlgo’s public cloud-based platform offering is critical to developing and providing its products to its customers, scaling its business for future growth, accurately maintaining data and otherwise operating its business. Infrastructure buildouts on the public cloud are complex, time-consuming and may involve substantial expenditures. In addition, the implementation of public cloud-based data centers involves risks, including loss of information and potential disruption to AgileAlgo’s normal operations. Deficiencies in the design, implementation or maintenance of the cloud-based data centers could materially harm AgileAlgo’s business.

As AgileAlgo considers approaches for expanding internationally, government regulation protecting the non-discriminatory provision of internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, AgileAlgo could experience anti-competitive practices that could impede its growth, cause it to incur additional expenses or otherwise harm its business. Future regulations or changes in laws and regulations or their existing interpretations or applications could also hinder AgileAlgo’s operational flexibility, raise compliance costs and result in additional liabilities for AgileAlgo, which may harm its business.

Sales to customers outside Singapore or customers with international operations and AgileAlgo’s international sales efforts and operations expose it to risks inherent in international sales and operations.

An element of AgileAlgo’s growth strategy is to expand its international sales efforts and develop a worldwide customer base. AgileAlgo’s international expansion may not be successful and may not produce the return on investment it expects.

AgileAlgo’s international subsidiaries employ workers primarily in Asia Pacific countries. Operating in international markets requires significant resources and management attention and subjects it to intellectual property, regulatory, economic and political risks that are different from those in Singapore. As AgileAlgo increases its international sales efforts it will face risks in doing business internationally that could harm its business, including:

•        the need to establish and protect AgileAlgo’s brand in international markets;

•        the need to localize and adapt AgileAlgo’s products for specific countries, including translation into foreign languages and associated costs and expenses;

•        difficulties in staffing and managing foreign operations, particularly hiring and training qualified sales and service personnel;

•        the need to implement and offer customer care in various languages;

•        different pricing environments, longer sales and accounts receivable payment cycles and collections issues;

•        weaker protection for intellectual property and other legal rights than in Singapore and practical difficulties in enforcing intellectual property and other rights outside of Singapore;

•        privacy and data protection laws and regulations that are complex, expensive to comply with and may require that customer data be stored and processed in a designated territory;

•        increased risk of piracy, counterfeiting and other misappropriation of AgileAlgo’s intellectual property in its locations outside Singapore;

•        new and different sources of competition;

•        general economic conditions in international markets;

•        fluctuations in the value of Singapore dollar and foreign currencies, which may make AgileAlgo’s products more expensive in other countries or may increase its costs, impacting its operating results when translated into Singapore dollars;

•        compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, telecommunications and telemarketing laws and regulations;

•        increased risk of international telecom fraud;

•        laws and business practices favoring local competitors;

•        compliance with laws and regulations applicable to foreign operations and cross border transactions, including the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, supply chain restrictions, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on AgileAlgo’s ability to sell its products in certain foreign markets, and the risks and costs of non-compliance;

•        increased financial accounting and reporting burdens and complexities;

•        restrictions or taxes on the transfer of funds;

•        adverse tax consequences; and

•        unstable economic and political conditions and potential accompanying shifts in laws and regulations.

These risks could harm AgileAlgo’s international operations, increase its operating costs and hinder its ability to grow its international business and, consequently, its overall business and results of operations.

In addition, compliance with laws and regulations applicable to AgileAlgo’s international operations increases its cost of doing business outside Singapore. AgileAlgo may be unable to keep current with changes in foreign government requirements and laws as they change from time to time, which often occurs with minimal or no advance notice. Failure to comply with these regulations could harm its business. In many countries outside Singapore, it is common for others to engage in business practices that are prohibited by AgileAlgo’s internal policies and procedures or Singapore or international regulations applicable to it. Although AgileAlgo has implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of its employees, contractors, strategic partners and agents will comply with these laws and policies. Violations of laws or key control policies by AgileAlgo’s employees, contractors, strategic partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, delays in filing financial reports required as a public company, penalties, or prohibitions on selling its products, any of which could harm its business.

Tax matters may cause significant variability in AgileAlgo’s operating results and may impact its overall financial condition.

AgileAlgo’s businesses are subject to income taxation in the Asia Pacific Countries, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If AgileAlgo’s effective tax rate increases, its operating results and cash flow could be adversely affected. AgileAlgo’s effective income tax rate can vary significantly between periods due to a number of complex factors including:

•        projected levels of taxable income;

•        pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates;

•        increases or decreases to valuation allowances recorded against deferred tax assets;

•        tax audits conducted and settled by various tax authorities;

•        adjustments to income taxes upon finalization of income tax returns;

•        the ability to claim foreign tax credits;

•        the repatriation of non-Singapore earnings for which AgileAlgo has not previously provided for income taxes; and

•        changes in tax laws and their interpretations in countries in which AgileAlgo is subject to taxation.

AgileAlgo regularly evaluates the need for a valuation allowance on deferred tax assets, considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. This analysis is heavily dependent upon AgileAlgo’s current and projected operating results. A decline in future operating results could provide substantial evidence that a full or partial valuation allowance for deferred tax assets is necessary. This could have a material adverse effect on AgileAlgo’s results of operations and financial condition.

Forecasts of AgileAlgo’s market and market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, there can be no assurance that its business will grow at similar rates, or at all.

Growth forecasts described in this proxy statement/prospectus relating to AgileAlgo’s market opportunities, including in the market that AgileAlgo operates in and adjacent markets, and the expected growth thereof, are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet its size estimate and experience the forecasted growth, it may not grow its business at a similar rate, or at all. Its growth is subject to many factors, including its success in implementing its business strategy and ability to penetrate adjacent markets, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this proxy statement/prospectus should not be taken as indicative of its future growth.

If AgileAlgo is unable to acquire new customers, its operating results will be harmed. Likewise, potential customer turnover in the future, or costs it incurs to retain its existing customers, could materially and adversely affect its operating results.

AgileAlgo’s success depends on its ability to acquire new customers in new and existing verticals, and in new and existing geographic markets. If AgileAlgo is unable to attract a sufficient number of new customers, it may be unable to reduce gross margins at desired rates and its operating results may suffer. The market that AgileAlgo operates in is competitive and many of AgileAlgo’s competitors have substantial financial, personnel and other resources that they utilize to develop solutions and attract customers. As a result, it may be difficult for AgileAlgo to add new customers to AgileAlgo’s existing customer base. Competition in the marketplace may also lead AgileAlgo to win fewer new customers or result in AgileAlgo providing discounts and other commercial incentives. Additional factors that impact AgileAlgo’s ability to acquire new customers include the perceived need for AI-enabled products or AI services, the size of prospective customers’ budgets for AI, the utility and efficacy of AgileAlgo’s existing and new products, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on operating results.

If AgileAlgo does not successfully anticipate market needs, enhance its products in trial, execute on delivering quality products and services, or develop new products and services that meet those needs on a timely basis, it may not be able to compete effectively and its ability to generate revenues will suffer.

AgileAlgo cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product and service enhancements or new products and services to meet such needs or opportunities in a timely manner, if at all. Even if AgileAlgo is able to anticipate, develop and commercially introduce enhancements and new products and services, there can be no assurance that enhancements or new products and services will achieve widespread market acceptance.

New products, as well as enhancements to its products in trial, could fail to attain sufficient market acceptance for many reasons, including:

•        delays in releasing new products, or product enhancements;

•        failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•        defects in its products, errors or failures of its products;

•        negative publicity or perceptions about the performance or effectiveness of products;

•        introduction or anticipated introduction of competing products or technologies by its competitors; and

•        installation, configuration or usage errors by its customers.

If AgileAlgo fails to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause AgileAlgo to lose existing customers and prevent it from gaining new customers, which would significantly harm its business, financial condition and results of operations.

If AgileAlgo spends significant time and effort on research and development and is unable to generate an adequate return on its investment, its results of operations may be materially and adversely affected.

AgileAlgo’s business model is predicated, in part, on maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, or if AgileAlgo’s business model changes as the industry evolves, its operating results may be adversely affected.

AgileAlgo’s business model is dependent, in part, on its ability to maintain and increase a customer base that generates recurring revenues. Existing and future customers of AgileAlgo’s products, technologies and systems may not purchase its subscriptions for its proprietary products or enter into service contracts with AgileAlgo at the same rate at which customers currently purchase those subscriptions or enter into service contracts with AgileAlgo. If AgileAlgo’s current and future customers purchase a lower volume of subscriptions for AgileAlgo’s proprietary products or do not continue entering into service contracts with us, AgileAlgo’s recurring revenue stream relative to its total revenues would be reduced and its operating results would be adversely affected.

AgileAlgo’s brand, reputation and ability to attract, retain and serve its customers are dependent in part upon the reliable performance of its products and technologies.

AgileAlgo’s brand, reputation and ability to attract, retain and serve its customers are dependent in part upon the reliable performance of, and the ability of its existing customers and new customers to access and use, its solutions, including real-time analytics and intelligence.

Interruptions in AgileAlgo’s systems or the third-party systems on which AgileAlgo and its products rely, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of AgileAlgo’s products, network infrastructure, cloud infrastructure and website.

Problems with the reliability or security of AgileAlgo’s systems could harm its reputation. Damage to AgileAlgo’s reputation and the cost of remedying these problems could negatively affect its business, financial condition, and operating results. Additionally, AgileAlgo’s third-party hosting suppliers in certain instances may have no obligations to renew their agreements with AgileAlgo on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time. If AgileAlgo is unable to maintain, renew, or expand its agreements with these providers on commercially reasonable terms, it may experience costs or downtime as it transitions its operations.

Any disruptions or other performance problems with its products could harm AgileAlgo’s reputation and business and may damage its customers’ businesses. Interruptions in its service delivery might reduce AgileAlgo’s revenue, cause AgileAlgo to issue credits to customers, subject AgileAlgo to potential liability and cause customers not to renew their subscription purchases of its products.

If AgileAlgo is unable to maintain and enhance its brand or reputation, its operating results may be adversely affected.

AgileAlgo believes that maintaining and enhancing its reputation as an innovator in the software delivery space and that AgileAlgo operates in is critical to its relationship with its customers and its customers’ end-users and its ability to maintain customers and continue to attract new customers. The successful promotion of its brand will depend on multiple factors, including its marketing efforts, its ability to continue to deliver a superior customer experience and develop high-quality features for its products and its ability to successfully differentiate its products from those of its competitors. Its brand promotion activities may not be successful or yield increased revenue. The promotion of its brand requires AgileAlgo to make substantial expenditures, and it anticipates that the expenditures will increase as its market becomes more competitive, as it expands into new geographies and vertical markets and as more sales are generated through its reseller partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses it incurs. If AgileAlgo does not successfully maintain and enhance its brand and reputation, its operating results may be adversely affected.

The wars in Ukraine and in the Middle East could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may continue to result in, additional sanctions being levied by the United States, the European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As of the date of this proxy statement/prospectus, to its best knowledge, AgileAlgo (i) does not have any direct business or contracts with any Russian or Ukrainian entity as a supplier or customer, (ii) is not aware as to whether any its customers or suppliers have any direct business or contracts with any Russian or Ukrainian entity, (iii) has not experienced any material impacts from supply chain disruptions resulting from the war in Ukraine that have affected its business, products, lines of service, projects, or operations and (iv) has not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. AgileAlgo cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond its control.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. As of the date of this proxy statement/prospectus, this newest chapter in the long Middle East conflict has not resulted in any material adverse operational, financial or other impact on the AgileAlgo, but a prolonged conflict and/or significant escalation of hostilities could cause further disruptions in international relations and adversely affect global trade, which in turn would likely adversely affect AgileAlgo’s business and the price of our Shares. AgileAlgo cannot predict the progress or outcome of the situation in Gaza and/or Israel, as the conflict and governmental reactions are rapidly developing and beyond its control.

AgileAlgo has not experienced any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine. AgileAlgo does not anticipate that any such attack will occur, and it has not taken any actions to mitigate such potential risks. AgileAlgo’s board of directors will continue to monitor any potential risks that might arise due to the wars in Ukraine and in the Middle East which are specific to it, including but not limited to risks related to cybersecurity, sanctions, clients, supply chain, suppliers, or service providers in any of the affected regions as well as risks connected with ongoing or halted operations or investments in any affected regions.

Prolonged unrest, intensified military activities or more extensive sanctions imposed on Russia or on others could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on AgileAlgo’s business, financial condition, results of operations, and prospects.

Risks Related to AgileAlgo’s Intellectual Property and Technology

AgileAlgo’s use of open-source technology could impose limitations on its ability to commercialize its software.

AgileAlgo uses open-source technology in some of its software and expects to continue to use open-source technology in the future. Although AgileAlgo monitor its use of open-source technology to avoid subjecting its software to conditions AgileAlgo does not intend, AgileAlgo may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open-source license, including by demanding release of the open-source software, derivative works, or AgileAlgo’s proprietary source code that was developed using such technology. These allegations could also result in litigation. The terms of many open-source licenses have not been interpreted by Singapore courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on AgileAlgo’s ability to commercialize its software. In such an event, AgileAlgo may be required to seek licenses from third parties to continue commercially offering its software, to make its proprietary code generally available in source code form, to re-engineer its software or to discontinue the sale of its software if re-engineering could not be accomplished on a timely basis, any of which could adversely affect AgileAlgo’s business and revenue.

The use of open-source technology could subject AgileAlgo to a number of other risks and challenges. Certain open-source technology is subject to further development or modification by anyone. Others may develop such software to be competitive with or no longer useful by AgileAlgo. It is also possible for competitors to develop their own solutions using open-source software, potentially reducing the demand for AgileAlgo’s software. If AgileAlgo is unable to successfully address these challenges, its operating results may be adversely affected, and its development costs may increase.

Third parties may claim in the future that AgileAlgo is infringing their intellectual property, and AgileAlgo could be exposed to significant litigation or licensing expenses or be prevented from selling AgileAlgo’s products or making its technologies available to its customers if such claims are successful.

AgileAlgo has been and in the future may be subject to claims and legal actions alleging that AgileAlgo or AgileAlgo’s customers may be infringing or contributing to the infringement of the intellectual property rights of others (though no material legal actions against AgileAlgo are currently pending). AgileAlgo may be unaware of intellectual property rights of others that may cover some of its technologies and products. If it appears necessary or desirable, AgileAlgo may seek licenses for these intellectual property rights. However, AgileAlgo may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and AgileAlgo may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of AgileAlgo’s management and key personnel from its business operations. Intellectual property disputes could subject AgileAlgo to significant liabilities, require it to enter into royalty and licensing arrangements on unfavorable terms, prevent it from licensing certain of its products, cause severe disruptions to its operations or the markets in which AgileAlgo competes, or require AgileAlgo to satisfy indemnification commitments with its customers including contractual provisions under various arrangements. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of AgileAlgo’s confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could have a material adverse effect on AgileAlgo’s business and its financial results. Any of these could seriously harm AgileAlgo’s business.

Unauthorized use of AgileAlgo’s proprietary technology and intellectual property could adversely affect its business and results of operations.

AgileAlgo’s success and competitive position depend in large part on its ability to obtain and maintain intellectual property rights protecting its products and technologies. AgileAlgo relies on a combination of patent, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect

AgileAlgo’s intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of AgileAlgo’s products or to obtain, license, sell or otherwise use information that AgileAlgo regards as proprietary. Policing unauthorized use of AgileAlgo’s products is difficult and AgileAlgo may not be able to protect its technology from unauthorized use. Additionally, AgileAlgo’s competitors may independently develop technologies that are substantially the same or superior to its technologies and that do not infringe its rights. In these cases, AgileAlgo would be unable to prevent its competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect AgileAlgo’s proprietary rights to the same extent as the laws of Singapore. Although the source code for AgileAlgo’s proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management’s efforts.

AgileAlgo’s software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to its customers and claims against AgileAlgo.

Complex software products such as AgileAlgo’s may contain errors, defects or bugs. Defects in the solutions or products that AgileAlgo develops and sells to its customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about AgileAlgo or AgileAlgo’s products and technologies. Customers who are not satisfied with any of AgileAlgo’s products may also bring claims against AgileAlgo for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm AgileAlgo’s reputation, financial results and competitive position.

AgileAlgo may be unable to respond quickly enough to changes in technology and technological risks and to develop its intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of AgileAlgo’s products obsolete or less attractive to its customers, which could adversely affect its results of operations. AgileAlgo’s ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in its ability to be competitive. There is a risk that AgileAlgo will not be able to achieve the technological advances that may be necessary for it to be competitive or that certain of its products will become obsolete. AgileAlgo is also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. These risks could have a material adverse effect on AgileAlgo’s business, results of operations and financial condition.

Risks Related to Doing Business in Singapore

AgileAlgo is subject to any adverse material changes affecting the Singapore market.

Since its incorporation, AgileAlgo’s operations have been primarily based in Singapore. Any changes to the regulations in Singapore, such as any further regulations that may be imposed on the industry in which AgileAlgo operates, may affect its business. Further, any adverse conditions affecting the Singapore market, whether localized or global, may negatively affect AgileAlgo’s financial condition and business prospects. Circumstances may include but are not limited to epidemics, acts of terrorism, war and economic recessions.

Recently, the COVID-19 pandemic had adverse impacts on the financial markets and regulations in Singapore, which included temporary lockdowns or business suspensions, restrictions on work arrangements and border closures. With the emergence and spread of new variants, it is unpredictable whether Singapore will reimpose new restrictive measures in response to these new variants. Although most restrictions imposed by the Singapore government to tackle COVID-19 have been lifted as of 2023, there can be no assurance that they will not be reimposed. Any continuing effects of, or prolonged reemergence from such events concerning public health could have a material adverse effect on AgileAlgo’s results of operations.

Risks Related to Inception Growth and the Business Combination

Inception Growth will be forced to liquidate the Trust Account if it cannot consummate a business combination by June 13, 2024 (if Inception Growth extends the period in full), as described in more detail in this proxy statement/prospectus (the “Combination Period”); in such event, Inception Growth’s public stockholders will receive $[      ] per share and the IGTA Warrants and IGTA Rights will expire worthless.

If Inception Growth is unable to complete a business combination within the Combination Period, and is forced to liquidate, the initial per-share liquidation distribution will be [$*], plus interest earned on amounts held in trust that have not been used to pay for taxes. Furthermore, there will be no distribution with respect to the IGTA Warrants and IGTA Rights, which will expire worthless as a result of Inception Growth’s failure to complete a business combination.

Inception Growth does not have a specified maximum redemption threshold in Inception Growth’s current certificate of incorporation. The absence of such a redemption threshold may make it possible for Inception Growth to consummate the Business Combination, in connection with which a substantial majority of Inception Growth’s public stockholders may redeem their Public Shares.

Inception Growth’s current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold, except that (i) Inception Growth will not redeem the Public Shares in an amount that would cause Inception Growth’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination (such that it will not be subject to the SEC’s “penny stock” rules) and we are seeking stockholder approval of an amendment to Inception Growth’s certificate of incorporation to remove this requirement (See “Proposal No. 6 — The NTA Requirement Amendment Proposal”) and (ii) no stockholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Public Shares may exercise such redemption right with respect to more than 15% of the Public Shares without Inception Growth’s prior consent.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

Inception Growth can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of PubCo and may result in a lower value realized upon redemption than a stockholder of Inception Growth might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares of PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If the NTA Requirement Amendment Proposal (Proposal No. 6) is approved, PubCo can avoid the “penny stock rules” by either (1) having net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) listing its ordinary shares on the Nasdaq Stock Market (Rule 3a51-1(a)(2) or the “Exchange Rule”). If PubCo does not have net tangible assets of at least $5,000,001 and is unable to list PubCo’s ordinary shares on Nasdaq, then PubCo may be required to comply with the “penny stock rules” and this could affect the market for PubCo securities and the ability of PubCo to raise capital following the Business Combination.

The NTA Requirement Amendment Proposal (Proposal No. 6) seeks to amend and restate Inception Growth’s certificate of incorporation to remove the requirement that Inception Growth have net tangible assets of at least $5,000,001 at the closing of the Business Combination. As disclosed in Inception Growth’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Inception Growth may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including (1) the company has net tangible assets of at least $5,000,001 (the “NTA Rule”) or (2) the company is listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Inception Growth may avoid being deemed a penny stock issuer in reliance upon the NTA Rule or the Exchange Rule.

Inception Growth is asking its stockholders to vote on the NTA Requirement Amendment Proposal now, because based on the pro forma financial statements of PubCo, PubCo may not be able to satisfy the NTA Rule.

If PubCo is not able to list its ordinary shares on Nasdaq, PubCo’s ordinary shares would likely then trade only in the over-the-counter market and the market liquidity of shares could be adversely affected and their market price could decrease. If PubCo’s ordinary shares were to trade on the over-the-counter market, selling PubCo’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for PubCo; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for PubCo’s ordinary shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for PubCo.

If the NTA Requirement Amendment Proposal (Proposal No. 6) is approved, and PubCo fails to have net tangible assets of at least $5,000,001 and PubCo is unable to list its ordinary shares on Nasdaq, then PubCo may be required to comply with the “penny stock rules” and this could negatively affect the market for PubCo securities and the ability of PubCo to raise capital following the Business Combination.

If the NTA Requirement Amendment Proposal (Proposal No. 6) is approved and PubCo fails to have net tangible assets of at least $5,000,001, but PubCo is able to list PubCo’s ordinary shares on Nasdaq, this would permit PubCo to avoid compliance with the “penny stock rules” and could affect our cash position following the Business Combination.

If the NTA Requirement Amendment Proposal (Proposal No. 6) is approved, there can be no guarantee that the PubCo will have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination, because PubCo can avoid being required to comply with the “penny stock rules” by listing PubCo’s ordinary shares on Nasdaq. Having net tangible assets of at least $5,000,001 is preferable to the alternative of having a lower amount of net tangible assets. As disclosed in the pro forma financial statements for PubCo herein, PubCo may not have net tangible assets of at least $5,000,001 immediately following the closing of the Business Combination. Notwithstanding the foregoing, we do not expect the approval of the NTA Requirement Amendment Proposal to have a material adverse effect on PubCo’s cash position following the closing of the Business Combination. It is anticipated that following the Business Combination, PubCo can and will be financed with cash flow from operations and equity and debt financings.

Inception Growth’s stockholders who attempted to redeem their Public Shares may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Inception Growth requires public stockholders who wish to redeem their Public Shares in connection with the consummation of the Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and the Business Combination is not consummated, Inception Growth will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that the Business Combination is not consummated until Inception Growth has returned their Public Shares to them. The market price for shares of the IGTA Shares may decline during this time and you may not be able to sell your Public Shares when you wish, even while other stockholders that did not seek redemption may be able to sell their IGTA Shares.

You must tender your IGTA Shares in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Inception Growth’s transfer agent by two business days before the Special Meeting, or deliver your IGTA Shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, which election would likely be determined based on the manner in which you hold your IGTA Shares. The requirement for physical or electronic delivery by two business days before the Special Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If third parties bring claims against Inception Growth, the proceeds held in trust could be reduced and the per-share liquidation price received by Inception Growth’s stockholders may be less than [$*].

Inception Growth’s placing of funds in the Trust Account may not protect those funds from third party claims against Inception Growth. Although Inception Growth has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Inception Growth’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Inception Growth’s public stockholders. The Sponsor has agreed that, if Inception Growth liquidates the Trust Account prior to the consummation of a business combination and distributes the proceeds held therein to its public stockholders, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Inception Growth for services rendered or contracted for or products sold to Inception Growth in excess of the net proceeds of the IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, Inception Growth cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for Inception Growth’s stockholders may be less than [$*] due to such claims.

Additionally, if Inception Growth is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inception Growth’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Inception Growth may not be able to return [$*] per share to Inception Growth’s public stockholders.

Any distributions received by Inception Growth’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Inception Growth was unable to pay its debts as they fell due in the ordinary course of business and the value of its assets does not exceed its liabilities.

Inception Growth’s amended and restated certificate of incorporation provides that in the event Inception Growth does not consummate a Business Combination before June 13, 2024 (if Inception Growth extends the period in full, as further described herein), Inception Growth shall cease all operations except for the purpose of winding up.

If Inception Growth is unable to consummate a transaction within the Combination Period ending on June 13, 2024 (if Inception Growth extends the period in full, as further described herein), upon notice from Inception Growth, the trustee of the Trust Account will distribute the amount in its Trust Account to Inception Growth’s public stockholders. Concurrently, Inception Growth shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Inception Growth cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor has agreed that, if Inception Growth liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Inception Growth for services rendered or contracted for or products sold to Inception Growth in excess of the net proceeds of the IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, Inception Growth cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors).

Inception Growth also cannot assure you that a creditor or shareholder will not file a petition with the Delaware court which, if successful, may result in its liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of Inception Growth’s assets to its public stockholders.

Thereafter, Inception Growth’s sole business purpose will be to voluntarily liquidate and dissolve in accordance with Delaware law. It is Inception Growth’s intention to liquidate the Trust Account to its public stockholders as soon as reasonably possible and Inception Growth’s Initial Stockholders have agreed to take any such action necessary to liquidate the Trust Account and to dissolve Inception Growth as soon as reasonably practicable if Inception Growth does not complete a business combination within the Combination Period. Pursuant to Inception Growth’s Current Charter, failure to consummate a business combination by June 13, 2024 (if Inception Growth extends the period in full, as further described herein) will trigger its automatic winding up.

If Inception Growth is forced to enter into an insolvent liquidation, any distributions received by Inception Growth stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Inception Growth was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Inception Growth stockholders. Furthermore, the Inception Growth Board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Inception Growth to claims of damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Inception Growth cannot assure you that claims will not be brought against it for these reasons.

Inception Growth has identified material weaknesses in its internal control over financial reporting. These material weaknesses could adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in Inception Growth’s reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to Inception Growth’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Inception Growth’s management evaluated, with the participation of its current chief executive officer and chief financial officer (the “Certifying Officers”), the effectiveness of its disclosure controls and procedures as of September 30, 2023, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, the Certifying Officers concluded that Inception Growth’s disclosure controls and procedures were not effective.

Inception Growth does not expect that its disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that Inception Growth has detected all of its control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Inception Growth determined that it did not maintain effective internal control over financial reporting for the year ended December 31, 2022; its annual report on Form 10-K for the fiscal year ended December 31, 2021 (the “Original Form 10-K”) contained an unintentional error in its content. It was inadvertently and incorrectly stated in Item 7 of Part II of the Original Form 10-K that there was a going concern issue for the Inception Growth but in fact there was no such issue. The Company’s current report on Form 8-K filed on October 17, 2022 (the “Original Form 8-K”) also contained a similar unintentional error in its content, where it was inadvertently and incorrectly stated in Item 4.01 of the Original Form 8-K that the audit report on the financial statements of Inception Growth for the period from March 4, 2021 (date of inception) through December 31, 2021 contained an uncertainty about Inception Growth’s ability to continue as a going concern, but in fact there was no such uncertainty. Inception Growth subsequently filed an amended Form 10-K and amended Form 8-K on January 13, 2023 to rectify these errors.

In addition, Inception Growth failed to maintain effective controls over period-end recognition of excise tax liability and non-redemption agreements that resulted in errors in retained earnings. Inception Growth concluded that it should recognize the provision of excise tax liability and non-redemption agreements during the period end.

To remediate these material weaknesses, Inception Growth developed a remediation plan with assistance from its accounting advisors and has dedicated significant resources and efforts to the remediation and improvement of its internal control over financial reporting. While Inception Growth has processes to identify and appropriately apply applicable accounting requirements, it plans to enhance its system of evaluating and implementing the complex accounting standards that apply to its financial statements. Inception Growth’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among its personnel and third-party professionals with whom it consults regarding complex accounting applications. The elements of this remediation plan can only be accomplished over time, and Inception Growth can offer no assurance that these initiatives will ultimately have the intended effects.

Because PubCo will become a public reporting company by means other than a traditional underwritten initial public offering, PubCo’s shareholders may face additional risks and uncertainties.

Because PubCo will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, PubCo’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews often include an independent third party investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling PubCo Ordinary Shares, Inception Growth’s stockholders must rely on the information included in this proxy statement/prospectus. Although Inception Growth performed a due diligence review and investigation of AgileAlgo in connection with the Business Combination, the lack of an independent third party due diligence review and investigation increases the risk of investment in PubCo because it may not have uncovered facts that would be important to a potential investor.

In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for PubCo Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo Ordinary Shares. See “Risk Factors — Risks Related to PubCo’s Securities — If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.”

The Initial Stockholders have agreed to vote in favor of the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Inception Growth’s public stockholders vote.

Unlike many other blank check companies in which the Initial Stockholders agree to vote their shares in accordance with the majority of the votes cast by Inception Growth’s public stockholders in connection with an initial business combination, the Initial Stockholders have agreed to vote any IGTA Shares owned by them in favor of the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Initial Stockholders own [    ]% of the issued and outstanding IGTA Shares. The Initial Stockholders have agreed to vote any IGTA Shares owned by them in favor of the Redomestication Merger Proposal and the Share Exchange Proposal and, accordingly, we would need only [    ], or [    ]%, of the [    ] Public Shares to be voted in favor of the Redomestication Merger Proposal, and only [    ], or [    ]%, of the [    ] Public Shares to be voted in favor of the Share Exchange Proposal in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals than would be the case if the Initial Stockholders agreed to vote any IGTA Shares owned by them in accordance with the majority of the votes cast by Inception Growth’s public stockholders. While the Initial Stockholders have agreed to vote their shares in favor of the Redomestication Merger Proposal and the Share Exchange Proposal, stockholders should consider that the Initial Stockholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. See “Inception Growth’s directors and officers may have certain conflicts in determining to recommend the acquisition of AgileAlgo, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.”

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Inception Growth’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Inception Growth, whether or not resolved in Inception Growth’s favor, could result in substantial costs and divert Inception Growth’s management’s attention from other business concerns, which could adversely affect Inception Growth’s business, financial condition and results of operations and the ultimate value the Inception Growth’s stockholders receive as a result of the consummation of the Business Combination.

If Inception Growth’s due diligence investigation of AgileAlgo was inadequate, then Inception Growth stockholders following the Business Combination could lose some or all of their investment.

Even though Inception Growth conducted a due diligence investigation of AgileAlgo, it cannot be sure that this diligence uncovered all material issues that may be present inside AgileAlgo or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AgileAlgo and its business and outside of its control will not later arise. If Inception Growth’s due diligence investigation of AgileAlgo was inadequate, then Inception Growth stockholders following the Business Combination could lose some or all of their investment.

Inception Growth’s Sponsor, officers and directors own IGTA Shares IGTA Warrants and IGTA Rights and will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

Inception Growth’s Initial Stockholders collectively own an aggregate of 1,303,490 IGTA Shares and 4,721,250 IGTA Units. Such individuals/entities have waived their rights to redeem these shares (including shares underlying the units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Inception Growth is unable to consummate a business combination. Accordingly, the IGTA Shares, as well as the IGTA Units purchased by Inception Growth’s officers and directors, will be worthless if Inception Growth does not consummate a business combination. Based on a market price of $[    ] per IGTA Share and $[    ] per IGTA Unit on [    ], 2023, the aggregate value of these shares and units was approximately $[    ]. The IGTA Shares acquired prior to the IPO, as well as the IGTA Units will be worthless if Inception Growth does not consummate a business combination. Consequently, Inception Growth’s directors’ and officers’ discretion in identifying and selecting AgileAlgo as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Inception Growth stockholders’ best interest.

The exercise price of the PubCo Warrants is subject to potential adjustment in the event Inception Growth issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a business combination at an issue price or effective issue price of less than $9.20 per share. If shares of common stock are sold in a PIPE investment at a price less than $9.20 per share, the exercise price of the PubCo Warrants may be adjusted.

The warrant agreement governing the IGTA Warrants provides that if (x) Inception Growth issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the Closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by Inception Growth’s board of directors, and in the case of any such issuance to Inception Growth’s initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Closing of the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price. Whether or not this provision would result in anti-dilution adjustments to the PubCo Warrants cannot be determined until after the consummation of the Business Combination. However, in the event that this provision is triggered, it could: (i) have an adverse impact on the trading price of the PubCo Ordinary Shares, (ii) lead to an increase in the number of redemptions of Public Shares, and (iii) make it more difficult to consummate the Business Combination.

Inception Growth’s warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of IGTA Warrants or IGTA Rights, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with Inception Growth.

Inception Growth’s warrant agreement and rights agreement provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement or rights agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement or rights agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement and rights agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement or rights agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants or rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder or rights holder in any such enforcement action by service upon such warrant holder’s or rights holder’s counsel in the foreign action as agent for such warrant holder or rights holder.

This choice-of-forum provision may limit a warrant holder’s or rights holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement or rights agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Inception Growth is requiring stockholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Inception Growth is requiring public stockholders who wish to redeem their IGTA Shares to either tender their certificates to Inception Growth’s transfer agent or deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC System two business days before the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Inception Growth’s transfer agent will need to act to facilitate this request. It is Inception Growth’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Inception Growth does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While Inception Growth has been advised that it takes a short time to deliver shares through the DWAC System, Inception Growth cannot assure you of this fact. Accordingly, if it takes longer than Inception Growth anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their ordinary shares.

Inception Growth will require its public stockholders who wish to redeem their shares of common stock in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Inception Growth requires public stockholders who wish to redeem their ordinary shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Inception Growth will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their shares of common stock in such a circumstance will be unable to sell their securities after the failed acquisition until Inception Growth has returned their securities to them. The market price for IGTA Shares may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

The Initial Stockholders control a substantial interest in Inception Growth and thus may influence certain actions requiring a stockholder vote.

Inception Growth’s Initial Stockholders, including the Sponsor, the officers and directors, collectively own approximately 99.11% of its issued and outstanding IGTA Shares. However, if a significant number of Inception Growth stockholders vote, or indicate an intention to vote, against the Business Combination, the Initial Stockholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote. Inception Growth’s Initial Stockholders or the affiliates have agreed to vote any shares they own in favor of the Business Combination.

If the current Inception Growth’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

Inception Growth’s Initial Stockholders are entitled to demand that Inception Growth registers the resale of the IGTA Shares underlying the Private Units and private rights and any securities the Initial Stockholders, or their affiliates may be issued in payment of working capital loans made to Inception Growth at any time upon or after the parties consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional [    ] PubCo Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares after the consummation of the Business Combination.

Inception Growth entered into the Business Combination Agreement on September 12, 2023, and the consideration for the Business Combination was set as of that date. There may be changes beyond the parties’ control, such as changes in the generative artificial intelligence industry, changes to applicable regulations and changes to the general economic climate, that may result in changes to the value of AgileAlgo since September 12, 2023.

Inception Growth entered into the Business Combination Agreement on September 12, 2023 and the consideration for AgileAlgo was set as of that date. The Inception Growth Board considered numerous factors and material assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the business of AgileAlgo, in connection with the Business Combination. All of these factors are difficult to predict, and there may be changes in other factors that may be beyond parties’ control, such as changes in the generative artificial intelligence industry, as well as changes to applicable regulations and to the economy in general, among others, all of which may result in value of AgileAlgo being materially different when the Business Combination Agreement was signed.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

•        PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

Inception Growth’s directors and officers may have certain conflicts in determining to recommend the acquisition of AgileAlgo, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

Inception Growth’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the Inception Growth’s securities owned by Inception Growth’s management and directors, or their affiliates and associates, would become worthless if the Business Combination is not approved and Inception Growth otherwise fails to consummate a Business Combination prior to its liquidation. These interests include, among other things:

•        On September 12, 2023, contemporaneously with the execution of the Business Combination Agreement, Inception Growth’s Initial Stockholders entered into the Sponsor Support Agreement, pursuant to which, among other things, such stockholders agree not to exercise any right to redeem all or a portion of their respective IGTA Shares in connection with the Business Combination. Inception Growth did not provide any separate consideration to the Initial Stockholders for such forfeiture of redemption rights;

•        The Initial Stockholders have waived their rights to redeem their IGTA Shares (including shares underlying IGTA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Inception Growth is unable to consummate a business combination. Accordingly, the IGTA Shares, as well as the IGTA Units purchased by the Sponsor and Inception Growth’s officers and directors, will be worthless if Inception Growth does not consummate a business combination;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), Inception Growth will be required to liquidate. In such event, the 1,303,490 IGTA Shares held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.001 per share, will be worthless. Such shares had an aggregate market value of approximately $[    ] based on the closing price of IGTA Shares of $[    ] on Nasdaq as of [    ], 2023. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding IGTA Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Inception Growth stockholder at the time of purchase of the IGTA Shares by such stockholder, a situation may arise in which the Sponsor or a director of Inception Growth maintains a positive rate of return on its/his/her IGTA Shares while such Inception Growth stockholder experiences a negative rate of return on the shares such Inception Growth stockholder purchased;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), the 4,721,250 Private Warrants purchased by the Sponsor for a total purchase price of $ 4,721,250, will be worthless. Such Private Warrants had an aggregate market value of approximately $[    ] based on the closing price of IGTA Warrants of $[    ] on Nasdaq as of [    ], 2023; and

•        As a result of the interests of the Sponsor and Inception Growth’s directors and officers in Inception Growth’s securities, the Sponsor and Inception Growth’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Inception Growth’s initial business combination.

Inception Growth will incur significant transaction costs in connection with transactions contemplated by the Business Combination Agreement.

Inception Growth will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Inception Growth may not have sufficient funds to seek an alternative business combination and may be forced to voluntarily liquidate and subsequently dissolve.

The Business Combination may be materially adversely affected by the coronavirus (“COVID-19”) outbreak.

On March 11, 2020, the World Health Organization officially declared the outbreak of the COVID-19 a “pandemic.” A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential target business with which Inception Growth consummates a business combination could be materially and adversely affected. Although as of the date of this proxy statement/prospectus, the outbreak has largely been controlled in many countries, it is possible that subsequent outbreaks driven by new variants of COVID-19 may occur. If that happens, Inception Growth may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts Inception Growth’s search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, Inception Growth’s ability to consummate a business combination, or the operations of a target business with which Inception Growth ultimately consummates a business combination, may be materially adversely affected.

Inception Growth and AgileAlgo have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Inception Growth if the Business Combination is completed or by Inception Growth if the Business Combination is not completed.

Inception Growth and AgileAlgo expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Inception Growth expects to incur approximately $[    ] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by PubCo if the Business Combination is completed or by Inception Growth if the Business Combination is not completed.

In the event that a significant number of IGTA Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of IGTA Shares are redeemed, PubCo may be left with a significantly smaller number of stockholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. PubCo intends to apply to list the PubCo Ordinary Shares on the Nasdaq, and Nasdaq may not list the PubCo Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in PubCo Ordinary Shares and subject PubCo to additional trading restrictions.

Inception Growth may waive one or more of the conditions to the Business Combination without resoliciting Inception Growth’s stockholder approval for the Business Combination.

Inception Growth may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Inception Growth Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Inception Growth Board determines that a waiver is not sufficiently material to warrant resolicitation of Inception Growth stockholders, Inception Growth has the discretion to complete the Business Combination without seeking further stockholder approval. For example, it is a condition to Inception Growth’s obligations to close the Business Combination that there be no decree, order, judgment, writ, award, injunction, rule or consent of or by a governmental authority or other order restricting AgileAlgo’s conduct of its business, however, if the Inception Growth Board determines that any such order or injunction is not material to the business of AgileAlgo, then the Inception Growth Board may elect to waive that condition and close the Business Combination.

The unaudited pro forma condensed consolidated financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed consolidated financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed consolidated financial information was based upon available information and certain estimates and assumptions that Inception Growth and AgileAlgo believe are reasonable. The unaudited pro forma condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information.

Termination of the Business Combination Agreement could negatively impact Inception Growth.

If the Business Combination is not consummated for any reason, including as a result of the Inception Growth’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Inception Growth may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Inception Growth would be subject to a number of risks, including the following:

•        Inception Growth may experience negative reactions from the financial markets, including negative impacts on the stock price of the IGTA Shares and other securities, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

•        Inception Growth will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Business Combination Agreement restricts the conduct of Inception Growth’s business prior to consummation of the Business Combination, Inception Growth may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Business Combination Agreement is terminated and the Inception Growth Board seeks another business combination, Inception Growth’s stockholders cannot be certain that Inception Growth will be able to find another target business or that such other business combination will be consummated.

There will be a substantial number of PubCo Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Ordinary Shares.

PubCo may issue such number of shares as may be authorized by its directors, in accordance with the terms of its memorandum and articles of association, provided it does not exceed its authorized number of shares. No less than 100% shares to be issued in the Share Exchange to the current AgileAlgo shareholders will be subject to certain restrictions on sale and cannot be sold for 24 months from the date of consummation of the Business Combination. In addition, the [*] IGTA Shares owned by the Initial Stockholders that are currently subject to lock-up will be converted into [*] PubCo Ordinary Shares upon consummation of the Business Combination and be released and available for sale as early as (A) 180 days after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the reported last sale price of IGTA Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which Inception Growth complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of Inception Growth’s stockholders having the right to exchange their shares of common stock for cash, securities or other property After the expiration of this restricted period and upon the registration statement for the resale becomes effective, there will then be an additional [*] PubCo Ordinary Shares that are eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares.

Inception Growth stockholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Inception Growth’s current stockholders have on the management of PubCo.

After the Business Combination, assuming (i) there are no redemptions of IGTA Shares, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have not been converted, (iv) the AgileAlgo Convertible Notes have been issued and converted and (v) the Deferred Underwriting Shares are not included, Inception Growth’s current public stockholders will own approximately 22.96% of the issued share capital of PubCo, Inception Growth’s current directors, officers and affiliates will own approximately 0.52% of the issued share capital of PubCo, and AgileAlgo shareholders will own approximately 69.88% of the issued share capital of PubCo (including the 2,000,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming maximum redemption by holders of 2,950,891 Inception Growth’s outstanding ordinary shares, Inception Growth’s current public stockholders will own approximately 11.56% of the issued share capital of PubCo, Inception Growth’s current directors, officers and affiliates will own approximately 0.60% of the issued share capital of PubCo, and AgileAlgo shareholders will own approximately 80.22% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Earnout Consideration Shares). The minority position of the former Inception Growth’s stockholders will give them limited influence over the management and operations of the Combined Company. See “Will I experience dilution as a result of the Business Combination?”

Activities taken by Inception Growth’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals and may affect the market price of Inception Growth’s securities.

The Sponsor or Inception Growth’s executive officers, directors and advisors, or their respective affiliates, may purchase IGTA Shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Inception Growth’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Inception Growth’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Inception Growth’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of IGTA Shares by the persons described above would allow them to exert more influence over the approval of the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Inception Growth’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Inception Growth’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Inception Growth or the persons described above have been entered into. Inception Growth will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Inception Growth’s officers, directors and advisors, or their respective affiliates, that would affect the vote on the Redomestication Merger Proposal, the Share Exchange Proposal and the other Proposals.

Subsequent to the consummation of the Business Combination, Inception Growth may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Inception Growth has conducted due diligence on AgileAlgo, Inception Growth cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Inception Growth’s or AgileAlgo’s control will not later arise. As a result, Inception Growth may be forced to later write- down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Inception Growth’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inception Growth’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on its liquidity, the fact that Inception Growth reports charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Redomestication Merger and the Share Exchange, the Inception Growth Board will not have the ability to adjourn the Meeting to a later date or dates in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.

The Inception Growth Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal and the Director Appointment Proposal. If the Adjournment Proposal is not approved, the Inception Growth Board will not have the ability to adjourn the Meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal and the Director Appointment Proposal. In such events, the Business Combination would not be completed.

Risks Related to PubCo’s Securities

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is a company incorporated under the laws of the British Virgin Islands. All of AgileAlgo’s assets are located outside of the United States. In addition, after the Business Combination, all of PubCo’s senior executive officers will reside outside of the United States for a significant portion of the time and all are nationals of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of AgileAlgo’s directors and officers. For more information regarding the relevant laws of the British Virgin Islands, see “Comparison of Shareholder’ Rights — Enforceability of Civil Liabilities.”

Currently, there is no public market for the PubCo Ordinary Shares. Inception Growth stockholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each IGTA Share will be converted into the right to receive one PubCo Ordinary Share. See “Summary of the Proxy Statement/Prospectus — the Business Combination and the Business Combination Agreement.” PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Inception Growth, AgileAlgo and PubCo have agreed to use their best efforts to cause the PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the

Closing of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Ordinary Shares following the closing of the Business Combination and the PubCo Ordinary Shares may trade at a price less than the current market price of the IGTA Shares.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for PubCo Ordinary Shares does not develop, investors may not be able to re-sell their PubCo Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of PubCo or other companies in a similar business;

•        changes in financial estimates by research analysts;

•        changes in the market valuations of other education technology companies;

•        announcements by PubCo or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of PubCo Ordinary Shares in the public market;

•        the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in economic conditions, including fluctuations in global and regional economies;

•        financial market conditions;

•        natural disasters, terrorist acts, acts of war or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, AgileAlgo and its directors, executive officers and existing shareholders will exchange the ordinary shares of AgileAlgo held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for twenty-four months after the date of the consummation of the Business Combination without the prior written consent of PubCo. Thereafter, PubCo Ordinary Shares to be held by AgileAlgo’s existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be [    ] outstanding and issued PubCo Ordinary Shares immediately after the Business Combination, assuming no redemption of IGTA Shares. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the PubCo Ordinary Shares.

PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances. PubCo’s issuance of additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, PubCo may be the target of securities class action litigation and investigations. Securities litigation against PubCo, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect PubCo’s business, financial condition and results of operations.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “Summary of the Proxy Statement/Prospectus — Implications of Being an Emerging Growth Company.” The Exchange Act requires, among other things, that PubCo file annual and current reports with respect to PubCo’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase PubCo’s legal and financial compliance costs and render PubCo’s certain business activities more time-consuming and costly.

Members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo’s board of directors, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, AgileAlgo’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, AgileAlgo’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in AgileAlgo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on AgileAlgo’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective at the effective time of the Redomestication Merger. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority to issue any additional shares, provided such issuance will not exceed the authorized shares of PubCo, without any approval required from the shareholders.

Risk Factors Relating to PubCo

If PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to its securities;

•        a determination that its ordinary shares are a “penny stock,” which will require brokers trading in PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As PubCo is not a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

A foreign private issuer will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. As PubCo is not a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant additional expenses that could have a material adverse effect on its results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under British Virgin Islands law.

PubCo is a business company incorporated under the laws of the British Virgin Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the BVI Business Companies Act 2004 (as amended) and the common law of the British Virgin Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicating upon provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained by fraud and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands. It may be difficult or impossible for you to bring an action against PubCo or against PubCo’s directors and officers in the British Virgin Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of British Virgin Islands business companies such as PubCo have no general rights under British Virgin Islands law to inspect corporate records (other than the memorandum and articles of association and any resolutions passed by such companies, and the register of members and directors mortgages and charges of such companies). PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against PubCo or its management named in this proxy statement/prospectus based on foreign laws.

PubCo is a company incorporated under the laws of the British Virgin Islands. In addition, all of PubCo’s senior executive officers reside outside of the United States for a significant portion of the time and most are nationals of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to effect service of process upon PubCo or those persons outside of the United States or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands may render you unable to enforce a judgment against PubCo, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the British Virgin Islands, see “Enforceability of Civil Liabilities.”

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If PubCo elects not to opt out of such extended transition period, which means that when a standard is issued or revised and PubCo has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

The Redomestication Merger may be a taxable event for U.S. Holders of IGTA Shares, IGTA Warrants, and IGTA Rights.

Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders,” the Redomestication Merger may qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder would not recognize gain or loss on the exchange of IGTA Shares, the IGTA Rights, or IGTA Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Redomestication Merger.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the Redomestication Merger. However, Section 367(a) of the Code should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of IGTA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. If the Redomestication Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its IGTA Shares, IGTA Rights, or IGTA Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the IGTA Shares, IGTA Rights, and IGTA Warrants exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Redomestication Merger, see the section titled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders” in this proxy statement/prospectus. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Redomestication Merger.

Further, because the Redomestication Merger will occur immediately prior to the redemption of IGTA Shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Redomestication Merger. All U.S. Holders considering exercising redemption rights with respect to their IGTA Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Redomestication Merger and exercise of redemption rights.

The IRS may not agree with the position that PubCo should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination.

Although PubCo will be incorporated under the laws of the British Virgin Islands, the IRS may assert that PubCo should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because PubCo will be incorporated under the laws of the British Virgin Islands, under general U.S. tax rules, PubCo would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. Section 7874 applies to expatriation transactions where the result leads to the former shareholders of the domestic entity owning 80% or more of the voting power or value of the new foreign corporation’s stock following the transaction by reason of their prior ownership of the U.S. corporation. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, PubCo would be subject to U.S. federal income tax on its taxable income like any other U.S. corporation and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at a rate of 30% or such lower rate as provided by an applicable treaty. Taxation as a U.S. corporation could also have a material adverse effect on PubCo’s financial position and results from operations, including as a result of potential application of a 1% excise tax on stock buybacks.

As more fully described under “U.S. Federal Income Tax Considerations of The Business Combination to U.S. Holders — Certain U.S. Federal Income Tax Consequences of the Business Combination to PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” PubCo intends to take the position that Section 7874 of the Code is currently expected to apply in a manner such that PubCo should not be treated as a U.S. corporation for U.S. federal income tax purposes, based on its position that after completion of the Business Combination, former stockholders of IGTA will own, by reason of owning (or being treated as owning) stock of IGTA, less than 80% of the voting power and value of the PubCo securities. However, holders are cautioned that the application of Section 7874 of the Code to Holdco will be determined as of the closing of the Business Combination, by which time there could be changes to the relevant facts and circumstances that could affect this determination. In addition, there could be a future change in law under Section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of Section 7874 of the Code to PubCo. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination or any other matter described in this prospectus/proxy statement. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described above or that, if challenged, such treatment will be sustained by a court.

PubCo may be or become a passive foreign investment company (“PFIC”) during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Under the Code, a foreign corporation will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to the foreign corporation’s subsidiaries, either (i) 75% or more of the foreign corporation’s gross income consists of passive income or (ii) 50% or more of the average quarterly value of the foreign corporation’s assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on PubCo’s projected operations, PubCo does not expect that it, or any of its subsidiaries, will be a passive foreign investment company following the Business Combination, nor does it expect to become (or expect that any of its subsidiaries will become) a PFIC with respect to any taxable year. However, the determination whether PubCo or a subsidiary of PubCo is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether PubCo or any of its subsidiaries will be a PFIC in 2023 or any future taxable year is uncertain because, among other things, (i) PubCo may own directly and/or indirectly after the closing of the Business Combination, a substantial amount of passive assets, including cash, (ii) the valuation of PubCo’s and its subsidiaries’ assets that generate non-passive income for PFIC purposes, including intangible assets, is uncertain and may depend in part of the market price of PubCo’s Ordinary Shares from time to time, which may fluctuate substantially, and (iii) the composition of PubCo’s and its subsidiaries’ income may vary substantially over time. There can be no assurance that PubCo or a subsidiary of PubCo will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to PubCo’s or any of its subsidiaries’ PFIC status, or with respect to the expectations regarding PubCo’s or a subsidiary’s PFIC status in 2023 or any future taxable year.

If PubCo or any of its subsidiaries is a PFIC for any taxable year during which a U.S. shareholder holds PubCo Ordinary Shares, PubCo or its relevant subsidiary would continue to be treated as a PFIC with respect to that U.S. shareholder for all succeeding years during which the U.S. shareholder holds PubCo Ordinary Shares, even if PubCo or the relevant subsidiary ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. shareholder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of PubCo Ordinary Shares as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. shareholders), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on PubCo Ordinary Shares and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable shareholders to make a qualified electing fund election, or a QEF Election, that could mitigate the adverse U.S. federal income tax consequences should PubCo or its subsidiary be classified as a PFIC.

PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

If PubCo fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, PubCo could face significant material adverse consequences, including:

•        a limited availability of market quotations for PubCo Ordinary Shares;

•        a limited amount of news and analyst coverage for PubCo; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders.

[Tony Tay and Francis Lee] together will hold [    ] of PubCo Ordinary Shares ([*]will hold [*] PubCo Ordinary Shares and [*]will hold [*] PubCo Ordinary Shares) giving them a majority of the aggregate voting power of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. PubCo currently does not intend to rely on these exemptions. However, if PubCo decides to rely on exemptions applicable to a controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

In addition to the Incentive Plan, PubCo may adopt share incentive plans in the future, which may adversely affect PubCo’s results of operations.

In addition to the Incentive Plan, PubCo may adopt share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of PubCo. If PubCo adopts one or more share-based incentive plans and grants share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If PubCo adopts any such share incentive plan and grants options or other equity incentives in the future, such grants could have dilutive impact on PubCo’s existing shareholders, and cause PubCo to incur significant compensation charges and its results of operations could be adversely affected.

THE SPECIAL MEETING OF INCEPTION GROWTH STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to the Inception Growth stockholders as part of the solicitation of proxies by Inception Growth Board for use at the Special Meeting to be held at [    ] on [    ], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [    ], 2023 in connection with the vote on the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [    ], 2023 at [    ]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

The Inception Growth Board has determined to utilize virtual stockholder meeting technology, and encourages stockholders to attend the Special Meeting virtually. We encourage stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of IGTA Shares to approve the following Proposals:

•        The Redomestication Merger Proposal to approve the Redomestication Merger and the Plan of Merger;

•        The Share Exchange Proposal to approve the Share Exchange;

•        The Nasdaq Proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of [*] PubCo Ordinary Shares in connection with the Business Combination and related financings;

•        The Governance Proposal to approve, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo Charter to be adopted by PubCo upon the effective time of the Redomestication Merger, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals; and

•        The Incentive Plan Proposal to approve PubCo’s 2023 Equity Incentive Plan;

•        The NTA Requirement Amendment Proposal to remove the NTA Requirement from Inception Growth’s Certificate of Incorporation;

•        The Director Appointment Proposal to elect six (6) Directors of PubCo; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Inception Growth does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of Inception Growth’s Board of Directors

The Inception Growth Board:

•        has determined that each of the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal are fair to, and in the best interests of, Inception Growth and its stockholders;

•        has approved the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal; and

•        recommends that the Inception Growth stockholders vote “FOR” each of the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal.

Members of the Inception Growth Board have interests that may be different from or in addition to your interests as a stockholder. See “Proposal No. 2: the Share Exchange Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [    ], 2023, as the record date for determining those Inception Growth’s stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [    ], 2023, there were [    ] IGTA Shares outstanding and entitled to vote. Each holder of IGTA Shares is entitled to one vote per share on each of the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal.

As of [    ], 2023, the Initial Stockholders collectively own and are entitled to vote [*] IGTA Shares, or approximately [    ] of Inception Growth’s issued and outstanding ordinary shares. With respect to the Business Combination, the Initial Stockholders who own approximately [    ]% of Inception Growth’s outstanding ordinary shares as of the record date, have agreed to vote their IGTA Shares acquired by them in favor of the Redomestication Proposal and the Share Exchange Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposal.

Quorum and Required Vote for the Proposals

A quorum of Inception Growth’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person (including by virtual presence) or by proxy. A Inception Growth’s stockholder present in person (including by virtual presence) or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals (other than the NTA Requirement Amendment Proposal) will require the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares present and entitled to vote at the Special Meeting; and approval of the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of at least sixty-five percent (65%) of the issued and outstanding IGTA Shares present and entitled to vote; provided, however, that if [    ] or more of the holders of IGTA Shares exercise their redemption rights then the Business Combination may not be completed. Attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting will have no effect on the voting on the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each IGTA Share that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of IGTA Shares that you own.

There are two ways to ensure that your IGTA Shares are voted at the Special Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Inception Growth Board, “FOR” the adoption of the Redomestication Merger Proposal, the Share Exchange Proposal, the Nasdaq Proposal, the Governance Proposal, the Incentive Plan Proposal, the NTA Requirement Amendment Proposal, the Director Appointment Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting and vote in person (including by virtual presence). If you attend in person, we will give you a ballot when you arrive . However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REDOMESTICATION MERGER PROPOSAL AND THE SHARE EXCHANGE PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person (including by virtual presence), as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of common stock, you may call Advantage Proxy, our proxy solicitor, with individual call toll-free at 1-877-870-8565 and banks and brokers call at 1-206-870-8565.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Inception Growth’s amended and restated certificate of incorporation, a holder of IGTA Shares has the right to have its Public Shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination, except that (i) Inception Growth will not redeem the Public Shares in an amount that would cause Inception Growth’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination (such that we are not subject to the SEC’s “penny stock” rules) and (ii) no stockholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Public Shares may exercise such redemption right with respect to more than 15% of the Public Shares without Inception Growth’s prior consent.

If you are a holder of Public Shares and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [    ], 2023 (two business days before the Special Meeting), that Inception Growth redeem your shares into cash; and (ii) submit your request in writing to Inception Growth’s transfer agent, at the address listed at the end of this section and deliver your shares to Inception Growth’s transfer agent physically or electronically using the DWAC system at least two business days prior to the vote at the Special Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Inception Growth’s transfer agent. The proxy card or separate request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the IGTA Shares for which you are electing redemption on or before two business days before the Special Meeting by either:

•        Delivering certificates representing Inception Growth’s ordinary shares to Inception Growth’s transfer agent, or

•        Delivering the IGTA Shares electronically through the DWAC system.

Inception Growth stockholders will be entitled to redeem their IGTA Shares for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately [$*] per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Inception Growth’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of IGTA Shares as of the record date. Any public stockholder who holds IGTA Shares on or before [    ], 2023 (two business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Inception Growth’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case, two business days before the Special Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a stockholder’s broker and/or clearing broker, DTC, and Inception Growth’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Inception Growth’s understanding that Inception Growth’s stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Inception Growth does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Inception Growth stockholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Inception Growth anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Inception Growth’s public stockholders, Inception Growth will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[    ] per share. If you exercise your redemption rights, you will be exchanging your IGTA Shares for cash and will no longer own the shares. If Inception Growth is unable to complete the Business Combination by March 16, 2023, or up to December 16, 2023 (24 months after the consummation of the IPO, if the time period is extended, as described herein), it will liquidate and dissolve and public stockholders would be entitled to receive approximately [$*] per share upon such liquidation.

The Business Combination will not be consummated if the holders of [    ] or more of IGTA Shares exercise their redemption rights.

Holders of outstanding IGTA Units must separate the underlying IGTA Shares, IGTA Warrants and IGTA Rights prior to exercising redemption rights with respect to the IGTA Shares. If IGTA Units are registered in a holder’s own name, the holder must deliver the certificate for its IGTA Units to the transfer agent with written instructions to separate the IGTA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the IGTA Shares from the IGTA Units.

If a broker, dealer, commercial bank, trust company or other nominee holds IGTA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s IGTA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of IGTA Units to be separated and the nominee holding such IGTA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant IGTA Units and a deposit of an equal number of IGTA Shares, IGTA Warrants and IGTA Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the IGTA Shares from the IGTA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their IGTA Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Share Certificates in connection with Redemption Rights

Inception Growth is requiring the Inception Growth public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Inception Growth’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Inception Growth requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered its certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, it may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Inception Growth will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Inception Growth Board. This solicitation is being made by mail but also may be made by telephone or in person. Inception Growth and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [*], a proxy solicitation firm that Inception Growth has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Inception Growth will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inception Growth will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person (including by virtual presence) if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1:
THE REDOMESTICATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement, is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. The full text of the Business Combination Agreement and the Plan of Merger is attached hereto as Annex A1 and Annex A2, respectively, which are incorporated by reference herein.

Purpose of the Redomestication Merger Proposal

The purpose of the Redomestication Merger is for Inception Growth to redomesticate to the British Virgin Islands, by merging Inception Growth into Purchaser, its wholly owned British Virgin Islands subsidiary, which upon the closing will be the parent entity of AgileAlgo. As a result of the Redomestication Merger, the Inception Growth stockholders will no longer be stockholders of Inception Growth and (other than the Inception Growth stockholders who exercise their redemption rights) will become shareholders of PubCo.

Summary of the Redomestication Merger

The Business Combination Agreement was entered into by and among Inception Growth, Purchaser, AgileAlgo and the Signing Sellers on September 12, 2023. Upon the approval of the Business Combination Agreement and the Plan of Merger by the Inception Growth stockholders, PubCo and Inception Growth will execute the Articles of Merger and Plan of Merger relating to the Redomestication Merger, which shall be filed with the Delaware Secretary of State and the British Virgin Islands Registrar of Corporate Affairs, with certain other documents on or prior to the Closing Date. On the effective date of the Redomestication Merger and substantially concurrently with the Share Exchange, Inception Growth will redomesticate to the British Virgin Islands by merging with and into PubCo, a British Virgin Islands business company and wholly owned subsidiary of Inception Growth. The separate corporate existence of Inception Growth will cease and PubCo will continue as the surviving company. In connection with the Redomestication Merger, all outstanding IGTA Units will separate into their individual components of IGTA Shares, IGTA Rights and IGTA Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Inception Growth stockholders shall be exchanged as follows:

(i)     Each IGTA Share issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares, excluded IGTA Shares and dissenting IGTA Shares) will automatically be cancelled and cease to exist and, for each such IGTA Share, PubCo shall issue to each Inception Growth stockholder (other than Inception Growth’s stockholders who exercise their redemption rights or dissenter’s rights in connection with the Business Combination, any direct or indirect wholly owned subsidiary of Inception Growth holding IGTA Shares) one validly issued PubCo Ordinary Share, which shall be fully paid;

(ii)    Each whole IGTA Warrant issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the IGTA Warrants; and

(iii)   The holders of IGTA Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each IGTA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded up to the nearest whole share.

Each PubCo Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the Combined Company

Differences between PubCo’s Memorandum and Articles of Association and Inception Growth’s Memorandum and Articles of Association

Following is a summary of the material differences between the Memorandum and Articles of Association of PubCo to be in effect following the Business Combination and Inception Growth’s current amended and restated memorandum and articles of association:

•        The name of the new public entity will be “Prodigy, Inc.” as opposed to “Inception Growth Acquisition Limited”;

•        PubCo’s corporate existence is perpetual as opposed to Inception Growth’s corporate existence terminating if a business combination is not consummated by Inception Growth within a specified period of time; and

•        PubCo’s organizational documents do not include the various provisions applicable only to special purpose acquisition corporations that Inception Growth’s amended and restated certificate of incorporation contains.

Authorized but unissued ordinary shares may enable PubCo’s board of directors to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo’s board of directors were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section entitled “Comparison of Shareholder’s Rights” on page 182 of this proxy statement/prospectus.

Required Vote

Approval of the Redomestication Merger Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding IGTA Shares as of the record date represented in person (including by virtual presence) or by proxy at the Special Meeting and entitled to vote and voted thereon. Adoption of the Redomestication Merger Proposal is conditioned upon the adoption of the Share Exchange Proposal. It is important for you to note that in the event that any one of the Redomestication Merger Proposal or the Share Exchange Proposal is not approved, then Inception Growth will not consummate the Business Combination.

Recommendation of Inception Growth Board

After careful consideration, the Inception Growth Board has determined that the Redomestication Merger forming part of the Business Combination with AgileAlgo is in the best interests of Inception Growth and its stockholders. On the basis of the foregoing, the Inception Growth Board has approved and declared advisable the Business Combination with AgileAlgo and recommends that you vote or give instructions to vote “FOR” adoption of the Redomestication Merger Proposal.

The existence of financial and personal interests of one or more of Inception Growth’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inception Growth and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Inception Growth’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2:
THE SHARE EXCHANGE PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement, is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. The full text of the Business Combination Agreement and the Plan of Merger is attached hereto as Annex A1 and Annex A2, respectively, which are incorporated by reference herein.

General Description of the Share Exchange

Share Exchange with AgileAlgo; Share Exchange Consideration

Substantially concurrently with the Redomestication Merger, the shareholders of AgileAlgo will exchange all of their AgileAlgo Ordinary Shares for an aggregate of up to 16,000,000 PubCo Ordinary Shares, resulting in AgileAlgo being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Share Exchange (the “Exchange Consideration”) is up to One Hundred Sixty Million Dollars ($160,000,000), and is comprised of a closing payment equal to One Hundred Forty Million Dollars ($140,000,000) (the “Closing Consideration Payment”) and an earnout component under which up to an additional Twenty Million Dollars ($20,000,000) of consideration may be paid in the future, contingent on the achievement of certain performance milestones which are further described herein (the “Earnout Consideration”). The PubCo Ordinary Shares, if any, that are issued as Earnout Consideration are defined herein as the “Earnout Consideration Shares”. The Closing Consideration Payment will be made in the form of fourteen million (14,000,000) newly issued PubCo Ordinary Shares valued at $10.00 per share (the “Closing Consideration Shares”) which shall be issued at the Closing. In addition, [*] PubCo Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Share Exchange, AgileAlgo will become a wholly owned subsidiary of PubCo.

Additionally, the former AgileAlgo shareholders may be entitled to receive up to 2,000,000 PubCo Ordinary Shares in the future (“Earnout Consideration Shares”), contingent upon the achievement by PubCo of certain performance milestones. All of the Earnout Consideration Shares will be released to the AgileAlgo shareholders if PubCo’s consolidated gross revenues as reported in the Purchaser’s quarterly reports on Form 10-Q and/or annual report on Form 10-K as filed with the SEC (the “Gross Revenues”) equal or exceed $15,000,000 (the “Full Earnout Target”) during the three (3) fiscal quarter period beginning on October 1, 2024 (the “Earnout Period”). If PubCo’s Gross Revenues during the Earnout Period are greater than $7,500,000 (the “Minimum Earnout Target”) but less than the Full Earnout Target, then a portion of the Earnout Consideration Shares, expressed as a percentage, equal to (i) (A) the Gross Revenues minus (B) the Minimum Earnout Target, divided by (ii) (A) the Full Earnout Target less (B) the Minimum Earnout Target shall vest and be payable from the Escrow Account to the Sellers. If the Gross Revenues during the Earnout Period are less than the Minimum Earnout Target, then all of the Earnout Consideration Shares will be surrendered to PubCo and no Earnout Consideration will be paid.

The Sellers will have all voting rights in respect to the Earnout Consideration Shares, and to receive dividends thereon, while the Earnout Consideration Shares are held in escrow.

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of at least five (5) directors who shall be designated by AgileAlgo and a majority of whom shall qualify as independent directors under Nasdaq rules. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the Memorandum and Articles of Association of PubCo, the authorized number of shares of the Combined Company is 500,000,000 ordinary shares of par value of $0.0001 each.

After the Business Combination, assuming (i) there are no redemptions of IGTA Shares, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have not been converted and (iv) the AgileAlgo Convertible Notes have been issued and converted, Inception Growth’s current public stockholders will own approximately 22.96% of the issued share capital of PubCo, Inception Growth’s current Sponsor will own approximately 5.22% of the issued share capital of PubCo, Inception Growth’s current directors, officers and affiliates will own approximately 0.52% of the issued share capital of PubCo, underwriter will own approximately 0.22% of the issued share capital of PubCo, AgileAlgo Private Placement Investors will own approximately 1.20% of the issued share capital of PubCo and AgileAlgo shareholders will own approximately 69.88% of the issued share capital of PubCo (including the 2,000,000 PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming maximum redemption by holders of 2,950,891 Inception Growth’s outstanding ordinary shares, Inception Growth’s current public stockholders will own approximately 11.56% of the issued share capital of PubCo, Inception Growth’s current Sponsor will own approximately 6.00% of the issued share capital of PubCo, Inception Growth’s current directors, officers and affiliates will own approximately 0.60% of the issued share capital of PubCo, underwriter will own approximately 0.25% of the issued share capital of PubCo, AgileAlgo Private Placement Investors will own approximately 1.37% of the issued share capital of PubCo and AgileAlgo shareholders will own approximately 80.22% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Earnout Consideration Shares).

Representations and Warranties

In the Business Combination Agreement, AgileAlgo makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Business Combination Agreement) relating to, among other things: (1) corporate existence and power of AgileAlgo and its subsidiaries (together, the “Company Group”) and similar corporate matters; (2) authorization, execution, delivery and enforceability of the Business Combination Agreement and other transaction documents; (3) no need for governmental authorization for the execution, delivery or performance of the Business Combination Agreement and additional agreements thereto (the “Additional Agreements”); (4) absence of conflicts; (5) capital structure of AgileAlgo; (6) accuracy of charter documents of the Company Group; (7) accuracy of corporate records; (8) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (9) accuracy of the list of each subsidiary of AgileAlgo; (10) required consents and approvals; (11) financial information; (12) books and records; (13) absence of certain changes or events; (14) title to assets and properties; (15) litigation threatened against or affecting AgileAlgo and its subsidiaries; (16) material contracts; (17) material licenses and permits; (18) compliance with laws; (19) ownership of intellectual property; (20) suppliers and vendors; (21) accounts receivable and payable and loans; (22) pre-payments; (23) employees; (24) employment matters; (25) withholding of obligations of AgileAlgo and its subsidiaries applicable to its employees; (26) real property; (27) tax matters; (28) environmental laws; (29) finders’ fees; (30) powers of attorney and suretyships; (31) directors and officers; (32) certain business practices; (33) money laundering laws; (34) that AgileAlgo is not an investment company; and (35) exclusivity of representations and warranties.

In the Business Combination Agreement, each Seller makes certain representations and warranties relating to, among other things: (1) organization and standing; (2) authorization, execution, delivery and enforceability of the Business Combination Agreement and the Additional Agreements; (3) no need for governmental authorization for the execution, delivery or performance of the Business Combination Agreement and the Additional Agreements; (4) absence of conflicts; (5) ownership of the AgileAlgo shares; (6) litigation threatened against or affecting AgileAlgo and its subsidiaries; (7) finders’ fees; and (8) exclusivity of representations and warranties.

In the Business Combination Agreement, IGTA, on its behalf and also on behalf of Purchaser (together, the “Purchaser Parties”), makes certain representations and warranties relating to, among other things: (1) proper corporate existence and power; (2) authorization, execution, delivery and enforceability of the Business Combination Agreement and other transaction documents; (3) no need for governmental authorization for the execution, delivery or performance of the Business Combination Agreement and Additional Agreements; (4) absence of conflicts; (5) finders’ fees; (6) issuance of the Exchange Consideration Shares; (7) capital structure; (8) trust fund; (9) validity of Nasdaq Stock Market listing; (10) board approval; (11) Inception Growth’s SEC filing documents and financial statements; (12) absence of litigation; (13) business activities; (14) compliance with laws; (15) anti-money laundering laws; (16) OFAC compliance; (17) that IGTA is not an investment company; (18) tax matters; (19) transactions with affiliates; (20) certain business practices; (21) employees and employee benefit plans; (22) properties; (23) material contracts; (24) insurance; (25) independent investigation of Company Group and the Sellers; and (26) exclusivity of representations and warranties.

The representations and warranties of the parties to the Business Combination Agreement shall not survive the Closing.

Conduct Prior to Closing; Covenants Pending Closing

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) IGTA’s public filing obligations; (4) no solicitation of, or entering into, any alternative competing transactions; (5) notifications of certain breaches, consent requirements or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) further assurances; (8) the preparation and filing with the SEC of a registration statement on Form S-4; (9) public announcements; (10) confidentiality; (11) the post-closing board of directors and executive officers; (12) indemnification of directors and officers after the Closing; (13) use of trust proceeds after the Closing; (14) efforts to cause investors to provide Transaction Financing during the Interim Period and to use commercially reasonable efforts to consummate such Transaction Financing; (15) efforts to enter into employment agreements with persons mutually agreed to by Purchaser and the Company (the “Employment Agreements”); and (16) the Company’s obligation to deliver, no later than October 31, 2023, historical audited financial statements for fiscal 2021 and 2022, and to deliver historical interim financial statements for the nine months ended June 30, 2023.

Conditions to Closing

General Conditions to Closing

Consummation of the Business Combination Agreement and the transactions therein is conditioned on, among other things, (1) no governmental authority shall have enacted, or entered any law or order that has the effect of preventing or prohibiting consummation of any of the transactions contemplated by the Business Combination Agreement; (2) the expiration or termination of any waiting period under any applicable antitrust law relating to the Business Combination; (3) The Redomestication Merger shall have been consummated and the applicable certificates and documents filed and registered in the appropriate jurisdictions, and prior to the Closing, the Purchaser shall have amended and restated its Organizational Documents consistent with the Business Combination Agreement; (4) the SEC shall have declared effective the registration statement with respect to the Business Combination Agreement and no stop order shall have been issued in respect thereof; (5) IGTA stockholders shall have approved all matters submitted to them in connection with the Business Combination; (6) as of the Closing, if the NTA Requirement Amendment Proposal is not approved by the IGTA stockholders, PubCo shall have at least $5,000,001 in net tangible assets; (7) the Business Combination being approved by the requisite vote of the AgileAlgo shareholders; (8) receipt by AgileAlgo of certain Employment Agreements; (9) the Purchaser Parties and the Company Group, taken together, shall have at least $5,000,000 in cash and cash equivalents as of the Closing, including funds remaining in the trust account (after giving effect to the completion and payment of redemptions) and the proceeds of any Transaction Financing, but prior to giving effect to the payment of unpaid transaction expenses or other liabilities of the parties due at the Closing; and (10) Purchaser Ordinary Shares shall remain listed on Nasdaq and the additional listing application for the Exchange Consideration Shares shall have been approved by Nasdaq.

Purchaser Parties’ Conditions to Closing

The obligations of the Purchaser Parties to consummate the transactions contemplated by the Business Combination Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things: (1) AgileAlgo and Sellers complying with all of its obligations under the Business Combination Agreement in all material respects; (2) the representations and warranties of AgileAlgo and Sellers being true on and as of the date of the Business Combination Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect; (3) there having been no material adverse effect to the Company Group; (4) the Purchaser Parties having received a certificate signed by an authorized officer of each party to the Company Group certifying as to the satisfaction of the conditions set forth in the foregoing clauses (1) through (3) and a certificate signed by each Seller certifying as to the satisfaction of the conditions set forth in the foregoing clauses (1) and (2) with respect to such Seller.; (5) IGTA having received standard and customary closing documents, , including evidence reasonably acceptable to IGTA that the Requisite Company Vote has been obtained); (6) IGTA shall have received a copy of each of the Additional Agreements to which any party to the Company Group and/or any Seller is a party, duly executed, and such Additional Agreements shall be in full force and effect; (7) IGTA having received from the Sellers copies of executed instruments of transfer in respect of the shares of AgileAlgo in favor of PubCo and in form reasonably acceptable for transfer on the books of AgileAlgo and (8) the Company having addressed certain matters set forth in a schedule to the Business Combination Agreement.

AgileAlgo’s Conditions to Closing

The obligations of AgileAlgo to consummate the transactions contemplated by the Business Combination Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things: (1) the Purchaser Parties complying with all of their obligations under the Business Combination Agreement in all material respects; (2) the representations and warranties of the Purchaser Parties being true on and as of the date of the Business Combination Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect; (3) there having been no material adverse effect to the Purchaser Parties; (4) the Company Group having received a certificate signed by an authorized officer of each party to the Purchaser Parties certifying as to the satisfaction of the conditions set forth in the foregoing clauses (1) through (3); (5) the Purchaser Parties having been in material compliance with the reporting requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, applicable to them; (6) IGTA having received standard and customary closing documents, (7) the Company shall have received a copy of each of the Additional Agreements to which IGTA or Purchaser is a party, duly executed, and such Additional Agreements shall be in full force and effect; and (8) The members of the PubCo Board shall have been elected or appointed as of the Closing consistent with the requirements of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either IGTA or the Company if the Closing has not occurred on or prior to June 13, 2024 (the “Outside Date”). A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was principally caused by or the primary result of a breach of the Business Combination Agreement by such party.

The Business Combination Agreement also may be terminated under certain other customary and limited circumstances prior to the Closing, including, among other reasons: (1) by mutual written consent of IGTA and the Company; (2) by either IGTA or the Company if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (3) by the Company for IGTA’s uncured breach of the Business Combination Agreement, if the breach would result in the failure of a representation, warranty, covenant or closing condition contained in the Business Combination Agreement; (4) by IGTA for the uncured breach of the Business Combination Agreement by the Company or any Seller if the breach would result in the failure of a representation, warranty, covenant or closing condition contained in the Business Combination Agreement; (5) by IGTA if there has been a Material Adverse Effect with respect to the Company since the date of the Business Combination Agreement which is uncured and continuing; (6) by the Company if there has been a Material Adverse Effect with respect to IGTA or Purchaser since the date of the Business Combination Agreement which is uncured and continuing; (7) by either IGTA or the Company if the IGTA Stockholder Meeting is held and the IGTA Required Stockholder Approval is not obtained; (8) by the Company if IGTA’s common has become delisted from Nasdaq and is not relisted on the Nasdaq or the New York Stock Exchange within sixty (60) days after such delisting; and (9) at any time after October 31, 2023 if, as of such time, any of the PCAOB Company Financials have not been delivered to IGTA.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain holders of IGTA Shares entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Business Combination Agreement and the transactions contemplated thereby.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.2 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Company Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain shareholders of the Company have entered into a support agreement (the “Company Shareholder Support Agreement”), pursuant to which such shareholders agreed to, among other things, approve the Business Combination Agreement and the transactions contemplated thereby.

Additional Agreements Executed Prior to the Special Meeting

Seller Joinders

The Business Combination Agreement contemplates that one or more shareholders of AgileAlgo (other than the Signing Sellers) may, subsequent to the date of the registration statement to which this proxy statement/prospectus is a part, execute a joinder agreement (each. a “Seller Joinder”), to become a party to the Business Combination Agreement as an additional Seller thereunder.

Additional Agreements to be Executed at Closing

Lock-Up Agreements

Upon the Closing, Sellers who will own at least 5% of PubCo’s outstanding shares immediately after the Closing will execute lock-up agreements (the “Lock-Up Agreements”) with regard to the PubCo ordinary shares to be issued by PubCo to such Sellers under the Business Combination Agreement. Pursuant to the Lock-Up Agreements, Sellers will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any PubCo Ordinary Shares held by them (the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is one hundred eighty (180) days after the date of the Closing (subject to earlier release on the date after the Closing on which PubCo or its shareholders consummate a third-party tender offer, stock, sale, liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in holders of at least a majority of PubCo ordinary shares having the right to exchange their equity holdings in PubCo for cash, securities or other property).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which was filed as Exhibit 10.3 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, PubCo will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain existing IGTA stockholders (including the Sponsor) and with the Significant Sellers with respect to certain securities of IGTA that they own at the Closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which is included as Exhibit 10.4 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on September 18, 2023 and is incorporated herein by reference.

Employment Agreements

At the closing of the Business Combination, PubCo will enter into employment agreements with certain key executives of AgileAlgo (the “Employment Agreements”) which will contain the terms and conditions governing the employment of such individuals.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Inception Growth Board in favor of adoption of the Redomestication Merger Proposal, the Share Exchange Proposal and the other related Proposals, you should keep in mind that Inception Growth’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        On September 12, 2023, contemporaneously with the execution of the Business Combination Agreement, Inception Growth’s Initial Stockholders entered into a the Sponsor Support Agreement, pursuant to which, among other things, such stockholders agree not to exercise any right to redeem all or a portion of their respective IGTA Shares in connection with the Business Combination. Inception Growth did not provide any separate consideration to the Initial Stockholders for such forfeiture of redemption rights;

•        The Initial Stockholders have waived their rights to redeem their IGTA Shares (including shares underlying IGTA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Inception Growth is unable to consummate a business combination. Accordingly, the IGTA Shares, as well as the IGTA Units purchased by the Sponsor and Inception Growth’s officers and directors, will be worthless if Inception Growth does not consummate a business combination;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), Inception Growth will be required to liquidate. In such event, the 1,303,490 IGTA Shares held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.001 per share, will be worthless. Such shares had an aggregate market value of approximately $[    ] based on the closing price of IGTA Shares of $[    ] on Nasdaq as of [    ], 2023. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding IGTA Shares will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Inception Growth stockholder at the time of purchase of the IGTA Shares by such stockholder, a situation may arise in which the Sponsor or a director of Inception Growth maintains a positive rate of return on its/his/her IGTA Shares while such Inception Growth stockholder experiences a negative rate of return on the shares such Inception Growth stockholder purchased;

•        If the proposed Business Combination is not completed by June 13, 2024 (30 months after the consummation of the IPO, if Inception Growth extends the period in full, as further described herein), the 4,721,250 Private Warrants purchased by the Sponsor for a total purchase price of $ 4,721,250, will be worthless. Such Private Warrants had an aggregate market value of approximately $[    ] based on the closing price of IGTA Warrants of $[    ] on Nasdaq as of [    ], 2023; and

•        As a result of the interests of the Sponsor and Inception Growth’s directors and officers in Inception Growth’s securities, the Sponsor and Inception Growth’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Inception Growth’s initial business combination.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse merger” in accordance with GAAP. Under this method of accounting, Inception Growth will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgileAlgo issuing shares for the net assets of Inception Growth, accompanied by a recapitalization. The net assets of Inception Growth will be stated at fair value which approximates historical costs as Inception Growth has only cash and short-term liabilities. No goodwill or other intangible assets relating to the Business Combination will be recorded. Operations prior to the business combination will be those of AgileAlgo. This determination was primarily based on the holders of AgileAlgo expecting to have a majority of the voting power of the Combined Company, AgileAlgo senior management comprising all of the senior management of the Combined Company, the relative size of AgileAlgo compared to

Inception Growth, and AgileAlgo operations comprising the ongoing operations of the Combined Company. The net assets of Inception Growth will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgileAlgo.

Regulatory Approvals

The Redomestication Merger, the Share Exchange and the other transactions contemplated by the Business Combination Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the British Virgin Islands, except for the registration by the Registrar of Corporate Affairs in the British Virgin Islands of the Plan of Merger and the issue of a certificate of merger in relation to the Redomestication Merger.

Background of the Business Combination

Inception Growth was incorporated as a blank check company on March 4, 2021 as a Delaware corporation, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business.” Inception Growth’s efforts to identify prospective target businesses were not limited to any particular industry or geographic location, although it intended to direct its efforts to identify, acquire, and build a company based in the United States and/or Asia (excluding China) with a focus in the technology, media and telecom (TMT), sports and entertainment, and/or non-gambling gaming sectors. It shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).

On December 13, 2021, Inception Growth consummated its initial public offering (the “IPO”) of 9,000,000 IGTA Units, each IGTA Unit consisting of one share of common stock, par value $0.0001 per share, one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of common stock for $11.50 per share, and one right to receive one-tenth (1/10) of a share of common stock upon consummation of an initial business combination. The IGTA Units were sold at a price of $10.00 per unit, generating aggregate gross proceeds to Inception Growth of $90,000,000.

On December 9, 2021, the underwriters of the IPO fully exercised their over-allotment option, and the closing and sale of an additional 1,350,000 IGTA Units also occurred on December 13, 2021. The issuance by Inception Growth of the over-allotment units at a price of $10.00 per unit resulted in total gross proceeds of $13,500,000.

As of December 13, 2021, a total of $104,535,000 of the net proceeds from the IPO (including the over-allotment) and the Private Placement (as defined below) were deposited in a trust account established for the benefit of Inception Growth’s public stockholders and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Inception Growth’s failure to complete a business combination within the Combination Period.

Inception Growth’s Search Process

Shortly after the consummation of its IPO, Inception Growth commenced the process of identifying potential business combination targets. Leveraging the networks of our management team and Sponsor, Inception Growth reviewed over sixty (60) potential candidates in various sectors. Between January 2022 and June 2023, Inception Growth met with and evaluated the initial pool of candidates before going on to sign non-disclosure agreements with twenty-three (23) potential target companies. Further from various preliminary meetings with the potential target companies, the Company initiated further potential business combination discussions with four (4) target candidates, including AgileAlgo Pte. Ltd. (referred to in this section as “AgileAlgo”).

Inception Growth did not agree to terms with any of the potential targets other than AgileAlgo, as described below.

Negotiations with AgileAlgo

On May 19, 2023, Inception Growth received AgileAlgo’s investor deck from Mr. Tony Porcheron, a business contact of Inception Growth’s Sponsor, who was also serving as AgileAlgo’s advisor. AgileAlgo was identified as a compelling potential business combination target that would suit Inception Growth’s search criteria, so Mr. Porcheron proposed a meeting between Inception Growth and AgileAlgo.

Inception Growth had its initial call with AgileAlgo on May 25, 2023. During the call the company and its management team provided an overview of the company’s business and its 5-year plan. Following the call, AgileAlgo granted Inception Growth access to its data room to begin the preliminary due diligence process.

At this time, Inception Growth had also already signed non-disclosure agreements (“NDAs”) with an operator of a platform for creators (“Target 1”), and a developer of wireless charging technology, (“Target 2”), and had been pursuing further conversations with the respective companies’ senior management teams. Inception Growth had also already executed a letter of interest in February 2023 with an online gift platform company (“Target 3”).

A subsequent call was scheduled on May 31, 2023, where Inception Growth asked further questions regarding AgileAlgo’s technology and its market. A potential fundraising and the de-SPAC timeline were also discussed. Following the call, Inception Growth sent a draft Letter of Intent (“LOI”) to AgileAlgo with summary terms, subject to further discussions.

On June 5, 2023, another call was scheduled between Inception Growth and AgileAlgo to discuss the terms of the LOI. Both parties raised questions and received clarifications and commitments with regards to the due processes involved going forward.

On June 6, 2023, the LOI was signed and executed by both parties. Subsequent small meetings were held to discuss and assign tasks to each party, as well as to work towards the terms of a business combination agreement (“BCA”). Later the same day, Mr. Porcheron circulated an introductory email to all parties and their respective counsels.

On June 19, 2023, Inception Growth’s legal counsel Loeb & Loeb LLP (“Loeb”) circulated a preliminary due diligence request list to AgileAlgo and AgileAlgo’s legal counsel Ellenoff Grossman & Schole LLP (“EGS”).

On June 21, 2023, Inception Growth, Loeb, AgileAlgo, EGS, and Mr. Porcheron participated in an all-hands kick off and structuring teleconference for the de-SPAC transaction. Following the meeting, AgileAlgo also granted Loeb access to their data room.

On June 23, 2023, Loeb received the initial response to their preliminary due diligence request list.

On June 28, 2023, Loeb sent an initial draft of the BCA via email to Inception Growth, who subsequently circulated it to AgileAlgo after reviewing the draft.

From July 4 to July 6, 2023, Inception Growth visited AgileAlgo’s office in Singapore and physically met with Mr. Tay (Chief Executive Officer), Mr. Lee (Chief Commercial Officer), Jonathan Ang Yun Hao (Data Scientist) and Chen Joon Young Junus, as well as AgileAlgo’s advisor Seah Chin Siong. Inception Growth performed due diligence on the company during the visit. Other discussions between the parties covered terms of the merger, AgileAlgo’s strategic business plan, as well as PIPE and financing plan, etc.

On July 5, 2023, Loeb, Inception Growth, EGS, and AgileAlgo attended a weekly general status teleconference and discussed the key terms of the transaction and the redomestication of Inception Growth to the British Virgin Islands for the purposes of the transaction.

On July 6, 2023, EGS circulated a working group list and transaction steps plan to all parties, reflecting the structure contemplated on the aforementioned teleconference.

On July 19, 2023, the parties and their respective counsels attended an all-hands phone conference regarding transaction documents and the contemplated terms.

On July 21, 2023, EGS circulated initial comments to the BCA to Loeb and Inception Growth.

Between July 22 and September 12, 2023, all parties exchanged comments via email on the BCA and certain transaction documents such as the Shareholder Support Agreement, Sponsor Support Agreement, Company Disclosure Schedules, Purchaser Parties Disclosure Schedules, etc.

On August 25, 2023, Inception Growth engaged Moore Transaction Services Limited (“Moore”) to perform the valuation of AgileAlgo. Moore, a Hong Kong-based firm recommended to Inception Growth by a contact from a prior deal, is licensed to provide services including audit, assurance, accounting, business outsourcing, tax and other advisory work. Moore had no prior relationship with AgileAlgo and did not receive any compensation from AgileAlgo or Inception Growth other than payment by Inception Growth for the valuation services rendered.

On August 21, 2023, Moore conducted the valuation work meeting via virtual teleconferencing with Inception Growth.

On September 8, 2023, Moore conducted the follow-up valuation work meeting via virtual teleconferencing with AgileAlgo and Inception Growth. Later that day, Inception Growth’s management briefed its Board on the progress and key terms of the AgileAlgo transaction and shared with the board the final draft of the Business Combination Agreement, AgileAlgo’s unaudited financial statements and AgileAlgo’s investor presentation. After a thorough review and discussion, the BCA and related documents and agreements were unanimously approved by the Board, subject to final negotiation and modification. The board also determined to recommend the approval of the BCA to shareholders, concluding that the fair market value of AgileAlgo was equal to at least 80% of the funds held in Inception Growth’s Trust Account. In making such a determination, Inception Growth’s Board considered the implied valuation of AgileAlgo based on the market valuation of comparable companies (as discussed below under “Inception Growth’s Reasons for the Approval of the Business Combination”.)

On September 12, 2023, the BCA was signed. Contemporaneously with the signing of the BCA, (i) certain stockholders of Inception Growth also signed a support agreement pursuant to which such stockholders agreed to, among other things, approve the BCA and the Business Combination, and not transfer their Inception Growth securities prior to the Closing; and (ii) the Signing Sellers also signed a support agreement pursuant to which the Signing Sellers agreed to, among other things, after the effectiveness of the Registration Statement, approve the BCA and the Business Combination.

On September 13, 2023, the signing of the BCA by Inception Growth and AgileAlgo was announced to the public. Inception Growth filed a Current Report on Form 8-K announcing the transaction which included a copy of the press release therein. On September 18, 2023, Inception Growth filed another Current Report on Form 8-K describing the material provisions of the BCA and certain related documents.

Inception Growth’s Reasons for the Approval of the Business Combination

After consulting with Inception Growth’s management, as well as the financial and legal advisors, Inception Growth’s board of directors (the “Board”) unanimously approved the execution of the Business Combination Agreement on September 11, 2023. In making its determination with respect to the transactions contemplated thereby, the Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the complexity and variety of such factors, the Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors that the Board considered in reaching its determination and supporting its decision. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Inception Growth Board. In addition, individual directors may have given different weight to different factors.

This explanation of Inception Growth’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

Before reaching its decision, the Board discussed the results of the due diligence conducted by Inception Growth’s management and their advisors, which included:

•        meetings and calls with the management team and advisors of AgileAlgo regarding operations and forecasts;

•        consultations with AgileAlgo’s management and legal and financial advisors;

•        review of AgileAlgo’s material contracts, intellectual property, financial, tax, legal, real estate and accounting due diligence;

•        AgileAlgo’s audited and unaudited financial statements;

•        financial review and analysis of AgileAlgo and the Business Combination;

•        analysis on comparable target companies; and

•        research on comparable transactions.

In approving the Business Combination, the Board decided not to obtain a fairness opinion. The officers and directors of Inception Growth have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of their advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Board considered a number of factors pertaining to the BCA and the transactions contemplated thereby, including, but not limited to, the following:

•        Satisfies a number of Inception Growth’s initial acquisition criteria.    The Board determined that AgileAlgo satisfies a number of the criteria that Inception Growth established upon its IPO, including (i) strong management team (ii) strong portfolio of investors (iii) potential to have recurring revenue (iv) benefits from being publicly traded (v) appropriate valuations and upside potential (vi) strategic management and long-term planning (vii) innovative-led approach and risk management.

•        Favorable prospects for future revenue and earnings growth.    Current information and forecast projections from Inception Growth and AgileAlgo’s management are favorable regarding (i) AgileAlgo’s business, prospects, financial condition, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, regulatory, and technology market conditions, and (iii) opportunities and competitive factors within AgileAlgo’s industry.

•        Unique position in a high-growth market.    The Board believes that AgileAlgo is uniquely positioned within the AI and software consulting industries with world-class technology systems and processes to manage their key performance indicators across their markets.

•        Experienced and committed management team and board.    AgileAlgo has a highly professional and experienced management team with a broad network who is committed to leading the company for the long-term. AgileAlgo’s team has also attracted support from successful individual advisors in the field, including Seah Chin Siong, CEO of Singapore Institute of Management.

•        Compelling valuation.    The implied pro forma enterprise value in connection with the Business Combination of approximately $158 million which the Board believes represents an attractive valuation relative to selected comparable companies in the AI and software consulting spaces.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Macroeconomic risks.    AgileAlgo’s business and revenues could be negatively impacted by general economic and geopolitical conditions and other factors beyond its control, and could be prone to significant and unpredictable fluctuations.

•        Risk that benefits may not be achieved.    The potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Regulatory risks.    There are risks associated with AgileAlgo being subject to regulatory requirements from operating in Singapore and other countries.

•        Intense competition.    The fact that AgileAlgo operates in an emerging market and is subject to intense competition and that its competitors may in the future offer products and services that AgileAlgo and/or its future partners are unwilling or unable to match.

•        No guarantee of profitable results.    As of the date of this proxy statement/prospectus, AgileAlgo has not yet reported a profit, and there is no guarantee that it will yield profitable results in the future.

•        Redemption risk.    A significant number of Inception Growth shareholders may elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Inception Growth’s amended and restated memorandum and articles of association, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to PubCo to accelerate its business plan following the Closing.

•        Other risks.    Various other risks associated with the business of AgileAlgo, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

Engagement of Porche Capital Ltd. as Financial Advisor to AgileAlgo Pte. Ltd.

AgileAlgo Pte. Ltd. and Porche Capital Ltd. entered into an engagement letter dated July 18, 2023 (the “Porche Capital Agreement”), pursuant to which, Porche Capital Ltd. agreed to offer services, including not limited to reviewing financial statements, creating a pitch deck, engaging as a company liaison with various SPACs, investment banks, institutional investors and other professional firms including legal and accounting, developing financial models and evaluating AgileAlgo’s capital structure before and after the business combination, identifying potential SPAC partners, managing the merger process and related project management. As consideration for services rendered, AgileAlgo Pte. Ltd. agreed to the following payments: (a) 2.0% of the total transaction value of a SPAC business combination, to be paid in shares or cash, subject to the parties’ mutual consent; (b) 2.0% of the total amount raised for equity or debt financing; (c) a $90,000.00 retainer fee, payable in installments over six months from the date of the Porche Capital Agreement; and (d) approved expenses. Additionally, Agile agreed for Porche Capital Ltd. to act as the exclusive mergers and acquisitions advisor to AgileAlgo Pte. Ltd. for a period of one year or upon completion or termination of the Porche Capital Agreement. The full advisory role and the service fees will be separately negotiated following the SPAC merger.

Valuation Report

Inception Growth engaged Moore to perform the valuation of AgileAlgo. Moore delivered a valuation report to Inception Growth regarding its valuation of AgileAlgo as of August 31, 2023, as well as the rationale supporting its conclusion (the “Valuation Report”).

Qualifications of Moore

Moore is a subsidiary of Moore Hong Kong, which is licensed to provide services including audit, assurance, accounting, business outsourcing, tax, and other advisory work. Moore Hong Kong is a member firm of Moore Global, a global accounting, audit, and advisory network of independent firms which was founded and headquartered in 1907 in London.

Selection Method of Moore

Inception Growth selected Moore to provide a valuation based on a recommendation from a business contact in a prior deal. Moore was recommended to Inception Growth for their qualifications, expertise, and reputation.

Prior Relationship with Moore

Moore had no prior relationship with Inception Growth or AgileAlgo and did not receive any compensation from Inception Growth or AgileAlgo other than payment by Inception Growth for the valuation services rendered. The fees paid to Moore were not contingent upon the consummation of the business combination.

Determination of the Merger Consideration

Inception Growth and AgileAlgo, each represented by independent counsel, negotiated and determined the amount of merger consideration to be paid. The merger consideration amount was determined based on Inception Growth’s internal evaluation, and while Moore was engaged to provide the report as a supporting document, Moore did not determine or recommend a specific consideration amount to be paid upon execution of the business combination.

Inception Growth instructed Moore to provide a report analyzing the value of AgileAlgo. Inception Growth limited Moore’s scope of work to determining the valuation of AgileAlgo and did not authorize Moore to evaluate factors beyond those pertinent to assessing AgileAlgo’s value. AgileAlgo did not provide any instructions or impose limitations related to the valuation performed by Moore.

Summary of the Valuation Report

In preparing its report, Moore, among other things:

•        Interviewed members of AgileAlgo’s senior management via conference calls in relation to historical and future development, operations and other relevant information of AgileAlgo;

•        Reviewed relevant information and other relevant data concerning AgileAlgo provided by Inception Growth and AgileAlgo’s senior management;

•        Performed market research and derived relevant figures from public sources concerning the valuation of AgileAlgo; and

•        Prepared a valuation model to derive the value of AgileAlgo.

In connection with its review and in arriving at its valuation of AgileAlgo, Moore assumed and relied on the accuracy and completeness of all the financial, accounting, tax, legal and other information discussed with or reviewed by it for the purposes of the report, and neither attempted to verify independently nor assumed responsibility for verifying any of such information.

Moore arrived at a valuation of approximately $158 million primarily through a market approach via an analysis of comparable publicly listed companies in the generative AI software industry. A forward enterprise-value-to-sales valuation multiple was adopted to allow comparison of values between similar type companies with different capital structures. In performing the comparable company analysis, Moore relied on the following assumptions: (1) the forward revenue of AgileAlgo based on the estimate of AgileAlgo management; (2) a Control Premium of approximately 28.70% based on the research “Mergerstat Control Premium Study (4th Quarter 2022)” issued by FactSet Mergerstat, LLC in 2023; and (3) the median Discount for Lack of Marketability of approximately 15.70% calculated from the 772 transactions in the “Stout Restricted Stock Study Companion Guide (2022 Edition)”, published by Business Valuation Resources, LLC in 2023.

The Valuation Report did not express comments on accounting treatment and operational or other risks; opinions on future financial and operational performance; or any recommendations.

Required Vote

Approval of the Share Exchange Proposal requires the affirmative vote of the holders of a majority of the IGTA Shares as of the record date represented in person (including by virtual presence) or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Share Exchange Proposal is conditioned upon the adoption of the Redomestication Merger Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Share Exchange Proposal is not approved, then Inception Growth will not consummate the Business Combination.

Recommendation of Inception Growth Board

After careful consideration, the Inception Growth Board determined that the Share Exchange forming part of the Business Combination with AgileAlgo is in the best interests of Inception Growth and its stockholders. On the basis of the foregoing, the Inception Growth Board has approved and declared advisable the Business Combination with AgileAlgo and recommends that you vote or give instructions to vote “FOR” the Share Exchange Proposal.

The existence of financial and personal interests of one or more of Inception Growth’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inception Growth and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Inception Growth’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL No. 3:
THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Proposal

In consideration of the Share Exchange, at the Closing PubCo will issue [*] PubCo Ordinary Shares with a deemed price per share US$[*] to the AgileAlgo Shareholders. In addition, an additional 2,000,000 Earnout Consideration Shares may be issued to the AgileAlgo Shareholders as contingent post-closing earnout consideration. See “Proposal No. 2: — The Share Exchange Proposal — General Description of the Share Exchange — Share Exchange with AgileAlgo; Share Exchange Consideration.” Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Inception Growth, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, up to an aggregate of [*] PubCo Ordinary Shares may be issued in connection with the Business Combination.

The issuance of the Ordinary Shares described above would result in significant dilution to Inception Growth’s stockholders, and result in its stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Combined Company.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of a majority of the IGTA Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

This Proposal is conditioned upon the approval of the Redomestication Merger Proposal and the Share Exchange Proposal. If the Redomestication Merger Proposal and the Share Exchange Proposal are not approved, Proposal No. 3 will have no effect even if approved by our stockholders.

Board Recommendation

The Inception Growth Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

The existence of financial and personal interests of one or more of Inception Growth’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inception Growth and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Inception Growth’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL No. 4:
THE GOVERNANCE PROPOSAL

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the PubCo Amended and Restated Memorandum and Articles of Association, which will be adopted by PubCo upon the effective time of the Redomestication Merger. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals is not binding on Inception Growth or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposal.

Governance Proposal

The following is a summary of the material differences between our Current Charter and the PubCo Amended and Restated Memorandum and Articles of Association applicable to the Governance Proposal. This summary is qualified by reference to the complete text of the PubCo Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement as Annex B. We urge all stockholders to read the PubCo Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of its terms.

Governance Proposal A — The Redomestication Merger	To approve the merger of Inception Growth with and into PubCo, its wholly owned British Virgin Islands subsidiary, with PubCo surviving the merger.
Governance Proposal B — The Share Exchange	To approve the authorization for PubCo’s board of directors to complete the Share Exchange with the shareholders of AgileAlgo, resulting in AgileAlgo becoming a wholly owned subsidiary of PubCo.
Governance Proposal C — Authorized Ordinary Shares

The Current Charter authorizes the issuance of up to 26,000,000 shares of common stock, par value $0.0001 per share, whereas PubCo’s authorized shares under its Memorandum of Association are 500,000,000 PubCo Ordinary Shares, par value $0.0001 per share.

Governance Proposal — Provisions Applicable to Blank Check Companies

Under the Current Charter, Article IX sets forth various provisions related to Inception Growth’s operation as a blank check company prior to the consummation of an initial business combination, whereas PubCo’s Memorandum and Articles of Association does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from Inception Growth’s IPO be held in a trust account until a business combination or liquidation of Inception Growth and the terms governing the consummation of a proposed business combination are not present in PubCo Amended and Restated Memorandum and Articles of Association. Furthermore, PubCo’s name will also be changed to “Prodigy, Inc.” which will be set out in PubCo Amended and Restated Memorandum and Articles of Association.

Reasons for the Governance Proposal

The Redomestication Merger

The purpose of the Redomestication Merger is to establish a British Virgin Islands company as the parent entity of AgileAlgo. As a result of the Redomestication Merger, the Inception Growth stockholders will no longer be stockholders of Inception Growth. The Inception Growth stockholders (other than the Inception Growth stockholders who exercise their redemption rights, and any direct or indirect wholly owned subsidiary of Inception Growth holding IGTA Shares) will become shareholders of PubCo.

The Share Exchange

The Inception Growth Board considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, including but not limited to, the following material factors:

•        Commercial rationale.    AgileAlgo has a strong track record of developing AI solutions that are tailored for the enhancement of labor productivity;

•        Capacity for international expansion.    AgileAlgo plans to expand market coverage and its international operations in the future. By leveraging its established foothold in the existing Asian markets, AgileAlgo is well positioned to efficiently tap into other region’s growing demand for AI-driven workforce solutions. Such strategic expansion also positions AgileAlgo to address the growing needs of a diverse clientele, driving business growth and innovation;

•        Multiple avenues for growth.    Throughout the discussion, the Inception Growth Board is aware that AgileAlgo’s management team has been exploring and planning for different ways to widen its revenue streams, such as expansion of its distribution channel, market coverage and client profiles; and

•        Strong and committed experienced management team.    AgileAlgo’s management team has an extensive experience in technology industry and the IT sector.

After careful consideration, the Inception Growth Board determined that the Share Exchange forming part of the Business Combination with AgileAlgo is in the best interests of Inception Growth and its stockholders. See the section titled “Proposal No. 2: — The Share Exchange Proposal — Inception Growth’s Board’s Reasons for Approving the Business Combination” for additional information.

Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to Inception Growth’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Amended and Restated Memorandum and Articles of Association does not include the requirement to dissolve the Combined Entity after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from Inception Growth’s IPO be held in the Trust Account until a business combination or liquidation of Inception Growth has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Amended and Restated Memorandum and Articles of Association.

Vote Required for Approval

The Governance Proposal, which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least a majority of the issued and outstanding Ordinary Shares present in person (including by virtual attendance) or represented by proxy and entitled to vote at the Special Meeting vote “FOR” each of the Governance Proposal. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention have no effect on the Governance Proposal.

As discussed above, the Governance Proposal is advisory votes and therefore are not binding on Inception Growth or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the PubCo Amended and Restated Memorandum and Articles of Association will be the charter of the Combined Company upon consummation of the Business Combination.

The Initial Stockholders have agreed to vote any IGTA Shares owned by them in favor of the Governance Proposal.

Board Recommendation

The Inception Growth Board recommends a vote “FOR” adoption of the Governance Proposal.

The existence of financial and personal interests of one or more of Inception Growth’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inception Growth and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Inception Growth’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 5:
THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Inception Growth and AgileAlgo have agreed that PubCo shall adopt the Incentive Plan. The Incentive Plan provides for the issuance of up to an aggregate of [ ] of PubCo Ordinary Shares.

The following is a summary of certain terms and conditions of the Incentive Plan. This summary is qualified in its entirety by reference to the Incentive Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the Incentive Plan.

Summary of the Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Share Incentive Plan is filed as Annex C to this proxy statement/prospectus.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Incentive Plan is initially [ ]. As of the date of this proxy statement/prospectus, no award has been granted under the Incentive Plan.

The following paragraphs describe the principal terms of the Incentive Plan.

Types of awards.    The Incentive Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the PubCo board or any committee appointed thereof.

Plan administration.    The Incentive Plan shall be administered by the PubCo board or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement.    Awards under the Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and PubCo’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.    PubCo may grant awards to directors, consultants, and employees of PubCo and its related entities.

Vesting schedule.    In general, the PubCo board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the PubCo board and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Incentive Plan, such as transfers to PubCo or a subsidiary of its, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board or its executive officer or director authorized by the PubCo board, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board, pursuant to such conditions and procedures as the PubCo board may establish.

Termination and amendment.    Unless terminated earlier, the Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Incentive Plan may adversely affect in any material way any award previously granted pursuant to the Incentive Plan without the prior written consent of the participant.

Required Vote

The approval of the Incentive Plan Proposal requires the affirmative vote of holders of a majority of the IGTA Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal. Adoption of the Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Inception Growth Board

The Inception Growth Board recommends a vote “FOR” adoption of the Incentive Plan Proposal.

PROPOSAL NO. 6:
THE NTA REQUIREMENT AMENDMENT PROPOSAL

Overview

This is a proposal to eliminate from Inception Growth’s certificate of incorporation the limitation that it shall not redeem Public Shares to the extent that such redemption would cause Inception Growth’s net tangible assets to be less than $5,000,001, and to expand the methods that Inception Growth may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, by deleting the certificate of incorporation in its entirety and substitute it with the second amended and restated certificate of incorporation (the “NTA Requirement Amendment”). A copy of the second amended and restated certificate of incorporation is attached hereto as Annex D. All stockholders are encouraged to read the proposed NTA Requirement Amendment in its entirety for a more complete description of its terms.

The NTA Requirement

The Certificate of Incorporation of Inception Growth currently provide that Inception Growth shall not repurchase Public Shares in an amount that would cause the Inception Growth’s net tangible assets to be less than US$5,000,001 upon the consummation of a Business Combination, that Inception Growth shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions and that the Company shall not consummate a Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, such Business Combination (the “NTA Requirement”). The purpose of the NTA Requirement was to ensure that, in connection with its initial business combination, Inception Growth would continue, as it has since the IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). Inception Growth is proposing to amend its Certificate of Incorporation to modify the NTA Requirement to remove these limitations. The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and Inception Growth believes that it may rely on another exclusion, which relates to it being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Therefore, Inception Growth intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

Rule 419 blank check companies and “penny stock” issuers

As disclosed in Inception Growth’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Inception Growth may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, Inception Growth included the NTA Requirement in its Certificate of Incorporation in order to ensure that through the consummation of its initial business combination Inception Growth would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(2).

The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. Inception Growth’s securities are listed on Nasdaq and have been so listed since the consummation of the IPO. Inception Growth believes that The Nasdaq Global Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the NTA Requirement is unnecessary so long as Inception Growth meets the requirements of the Exchange Rule.

Reasons for the Proposed NTA Requirement Amendment

Inception Growth believes that it can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on Inception Growth’s net tangible assets. While Inception Growth does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, as the NTA Requirement is included in its Certificate of Incorporation, if the NTA Requirement Amendment Proposal is not approved, Inception Growth may not be able to consummate the Business Combination.

Vote Required for Approval

The approval of the NTA Requirement Amendment Proposal requires the affirmative vote of holders of sixty-five percent (65%) or more of the IGTA Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal. This Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation

The Inception Growth Board recommends a vote “FOR” adoption of the NTA Requirement Amendment Proposal.

PROPOSAL NO. 7:
DIRECTOR APPOINTMENT PROPOSAL

Overview

The Director Appointment Proposal — for Inception Growth stockholders to consider and vote upon a proposal by ordinary resolution, assuming the Redomestication Proposal, the Share Exchange Combination Proposal and the Governance Proposals are approved, to appoint six (6) directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (“Director Appointment Proposal”).

Nominees

As contemplated by the Business Combination Agreement, the board of the Combined Company following consummation of the Business Combination transaction will consist of six (6) directors.

The Company’s board of directors will only consist of one class of directors. All six (6) nominees, Tay Yee Paa Tony, Lee Wei Chiang Francis, Lim Chee Heong, Loo Choo Leong, [*] and [*], are nominated by AgileAlgo.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, having received from each of the named individuals below a consent to act as director of the Company, that the holders PubCo Ordinary Shares approve and ratify the following individuals to serve as directors of PubCo, effective upon the Closing of the Business Combination or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:

Name

•        Tay Yee Paa Tony;

•        Lee Wei Chiang Francis;

•        Lim Chee Heong;

•        Loo Choo Leong;

•        [*]; and

•        [*].

For more information on the experience of each of these director nominees, please see the section titled “PubCo’s Directors and Officers After the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Appointment Proposal requires the affirmative vote of holders of a majority of the IGTA Shares represented in person (including by virtual attendance) or by proxy and entitled to vote thereon at the Special Meeting.

Under the terms of the Current Charter, prior to Inception Growth’s consummation of an initial business combination, the holders of IGTA Shares are entitled to vote on the Director Appointment Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and accordingly abstentions and broker non-votes will not have an effect on the outcome of the vote. Holders of IGTA Shares may vote “FOR ALL” or “WITHHOLD ALL” or may withhold their vote with respect to particular director nominee(s).

Recommendation of the Inception Growth Board of Directors

THE INCEPTION GROWTH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR APPOINTMENT PROPOSAL.

The existence of financial and personal interests of one or more of Inception Growth’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inception Growth and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Inception Growth’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Proposal 2: Business Combination Proposal — Interests of Inception Growth’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8:
THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Inception Growth Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Inception Growth’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal or the Share Exchange Proposal. In no event will the Inception Growth Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Current Charter and British Virgin Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Inception Growth’s stockholders, the Inception Growth Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal or the Share Exchange Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by the end of the Combination Period, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Redomestication Merger, the Share Exchange Agreement, and the Incentive Plan Proposal, the Inception Growth Board may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Inception Growth seek adjournment which would result in soliciting of proxies, having a stockholder vote, or otherwise consummating a business combination after March 16, 2023 (the date that is within 15 months from the closing of the IPO) or up to December 16, 2023 (the date that is within 24 months from the closing of the IPO if the time period has been extended, as previously described herein).

Required Vote for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the IGTA Shares as of the record date represented in person (including by virtual presence) or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Inception Growth Board

The Inception Growth Board recommends a vote “FOR” adoption of the Adjournment Proposal.

BUSINESS OF AGILEALGO

Unless otherwise indicated or the context otherwise requires, all references in this section to “AgileAlgo,” “we,” “us,” “our,” and other similar terms refer to AgileAlgo Holdings Limited and its subsidiaries prior to the consummation of the business combination, which will be the business of AgileAlgo Holdings Limited and its consolidated subsidiaries after giving effect to the business combination.

Our Mission

The mission of AgileAlgo is to revolutionize the delivery of information technology (IT) systems by transcending borders and virtualizing offshore software delivery. We accomplish this objective by utilizing a generative artificial intelligence (GenerativeAI) platform to enable artificial intelligence integration into the software delivery life cycle process, thereby actualizing systems creating systems and AI creating AI.

Company Overview

AgileAlgo is an artificial intelligence (AI) software platform and service provider that was established in Singapore in 2019. The company specializes in the development of GenerativeAI solutions that are designed to produce AI models and code for various everyday applications.

AgileAlgo stands for Agility-in-Algorithm. We seek to address the shortage of data scientists, software engineers, testers, and operators in the AI and software engineering fields. We leverage GenerativeAI technology to create a Virtual System Implementer team and provide neural networks and program management advisory services. AgileAlgo focuses on system integrators in the IT and technology sectors, using deep learning and neural networks to mimic the software developer’s thinking and inference function.

Our company operates in the technology sector, utilizing GenerativeAI to address the growing workforce and talent shortages. In the June 2023 report on GenerativeAI, McKinsey & Co. utilized labor productivity as one of the two principal metrics to assess the global economic influence of organizations.

The potential impact of generative AI can be evaluated through two lenses.

Lens 1
Total economic potential of 60-plus organizational use cases[1]
Lens 2
Labor productivity potential across ~2,100 detailed work activities performed by global workforce
Cost impacts of use cases
Revenue impacts of use cases[1]

[1]For quantitative analysis, revenue impacts were recast as productivity increases on the corresponding spend in order to maintain comparability with cost impacts and not to assume additional growth in any particular market.

Figure 1

Source: McKinsey & Co., The Economic Potential of Generative AI: The Next Productivity Frontier, 14 June 2023

We, as a business, were established in an environment of severe talent shortages around the world and the now-ubiquitous practice of offshoring and outsourcing non-customer-facing software development work to remote development centers, frequently found in developing nations, in order to tap into:

1.      Larger talent pools (where India had steadily been fulfilling the world’s talent shortages across the past 30 years, see GSLI Index 2021 below);

2.      Lower costs; and

3.      Round the clock service (e.g. India and The Philippines are now purpose-built to outsource multi-national corporations’ need for customer service and support to “follow the sun” and be available 24/7, all year round.

Figure 2

Source: Global Service Location Index (GSLI), 2021 Overall country rankings in service offshoring locations globally, shows India’s continued leadership in the sector, being the only country scoring above a 7.00 average across the 4 headlining criteria, with emerging markets in Asia claiming another 6 spots in the Top-10 countries.

The company aims to streamline software development by utilizing natural language processing (NLP), graph neural networks (GNN), and big data analytics technology. This involves interpreting English language requirements using multiple AI engines, automating code generation and modification. Future iterations may incorporate alternative languages based on industry consensus. The company is also integrating AI capabilities into data management solutions and will develop advanced systems for enterprise software editions. To improve implementation, the company has adopted a digitized version of the AGILE software development methodology, which involves using natural language epics and user stories to create standardized code templates. AGILE methodology, which is perhaps most dominant in the global software markets currently as evidence in Figure 3 below, provides a structured framework for defining system requirements, enabling efficient and prompt delivery of operational systems.

Implementation Of Agile Among Organizational Divisions And Departments

Software development
86%
IT
63%
Operations
29%
Marketing
17%
Security
17%
HR
16%
Finance
10%
Hardware development
10%
Other
6%
None
2%

Figure 3

Source: Marketsplash, “400+ AGILE Methodology Statistics: Trends, Adoption, and Usage,” Quoting “The State of Agile Report” by Digital.ai

AgileAlgo therefore focuses on automating software and artificial intelligence (AI) generation across various technology stacks. The company’s framework includes a Suite called ANGEL, which functions as a virtual data scientist with a natural language AI code generator. This module enables efficient AI development for end customers or self-serve capabilities for advanced users. The company is also developing the upcoming version of its Virtual Developer Suite, ADA, which aims to automate and virtualize various technology stacks of coding languages. The initial release will utilize the MEAN Stack framework, which is widely recognized for its scalability and flexibility.

AgileAlgo plans to expand to include additional programming language stacks from SAP, Oracle, Salesforce, and Microsoft. The company’s mission is to streamline customer requirements related to software and AI coding by consolidating the complex global supply chain, addressing manpower shortages, and empowering global organizations to develop and implement software and AI solutions. This will help them maintain a competitive edge in the rapidly evolving digital economy.

Overview of Complete Product Portfolio and Roadmap

The complete product portfolio of AgileAlgo’s Virtual System Implementer platform comprises several families of products, with different routes to market, depending on their use and markets addressed.

Figure 4

Overview of AgileAlgo’s families of products

Business Model

Current software licensing model: AgileAlgo’s Platform-as-a-Service (“PaaS”) business origins

The ANGEL (Data Engineering, AutoML, and AIOps) Platform as a Service (Platform-as-a-Service, or PaaS) has been used by AgileAlgo to put all of its early clients on a licensing model. Clients pay monthly subscription fees for the either assisted or self-service use and subsequent hosting of models that have been developed and are currently working in real-world settings.

Figure 5

AgileAlgo’s ANGEL Platform-as-a-Service (PaaS) subscription business.

Over and above platform subscriptions, AgileAlgo also offers consulting and implementation services for customers seeking turn-key solutions, with consulting rates based on market conditions. Starting in 2024, AgileAlgo plans to expand market coverage and revenue growth by implementing a partner-led strategy, engaging authorized channel partners to resell its Platform-as-a-Service offering and provide professional services, earning them the designation of Value-Added Resellers (VAR).

Move towards Coding-as-a-service provider

AgileAlgo plans to position its new ADA offering to focus on selling AI-generated outcomes, rather than licensing the AI engine itself directly for end-user interfacing. This will be done through the direct selling of software custom codes, programs, and scripts, provided as a service known as Coding-as-a-Service (CaaS). AgileAlgo will continue to make ANGEL available through the PaaS model for its data management business. ADA will start going to market commercially from 2H-2024 via controlled releases, as primary component enabling our CaaS business model. ADA will leverage AgileAlgo’s internally developed GenerativeAI engine to create proprietary programming languages for major global software vendors, starting with the version for SAP SE’s proprietary programming language Advanced Business Application Programming (ABAP).

Figure 6

AgileAlgo’s Coding-as-a-Service (CaaS) Offering.

This new business model will expand our client profiles beyond those on the subscription-based PaaS model, now allowing clients to submit written requirements and thereafter, receive code, programs, and scripts in return. The ADA-ABAP Engine will use SAP’s certified partner ecosystem to introduce the capability to the end-user market. AgileAlgo’s involvement in large-scale business software implementation primarily focuses on Custom Object Development, which is a significant part of most green or brownfield customer software implementation projects.

Figure 7

Source: Mordor Intelligence “India Software Service Expert Market Size & Share Analysis — Growth Trends & Forecasts (2023 – 2028)

With the growing shortage of manpower in the sector, offshore software development centers are often used to support global system integrators, consulting firms, and large local system integrators in delivering software projects. However, challenges like poaching, inflation, and resource competition can hinder their success. Indian offshore jobs are diversified to newer locations like Vietnam, the Philippines, Malaysia, and Eastern Europe for lower costs, political stability, and robust technology infrastructure. The AgileAlgo Business Model, utilizing ADA therefore in the initial stages, will target the SAP market and aims to penetrate three primary market sectors of the software consulting industry.

AgileAlgo’s Generally-Available (“GA”) Platform, Products and Offering

ANGEL: AgileAlgo Virtual Data Scientist AutoAI Platform

AgileAlgo’s AutoAI platform automates the entire AI model building process, aiding organizations with capacity issues, data science expertise, data analysis difficulties, or retention issues. The platform uses natural language for interactions, making it accessible to users without data science or engineering expertise. It handles data processing, training, execution, deployment, and monitoring of AI algorithms, and supports Python code for data engineering, automated machine learning, and operationalizing AI models.

ANGEL, in Data Engineering

Data engineering is a crucial process for data scientists and analysts to process data for artificial intelligence tasks. Python scripting language is used for data ingestion, transformation, serving, and flow. Our platform converts natural language into Python code, supports user stories, supports file formats, web-scraping scripts, optical character recognition, and seamless integration with software platforms like ElasticSearch, OpenAI, and Google Image Search.

ANGEL, in AutoML

AutoML automates machine learning model development, supporting AI algorithms like natural language processing, computer vision, big data analytics, and graph neural network development. It’s cloud-enabled, scalable, and supports CPU and GPU processes as requested by clients.

ANGEL’s PaaS AIOps

Our AIOps capability include automated deployment as Application Programming Interfaces (APIs) for program execution and/or integration to client’s calling digital programs. We use a Supported User Story process to create the required APIs and interfaces and transfer of information between the programs. The platform provides automated assembly of the Support User Stories to be executable Python programs that can be deployed immediately on the hyper scaler infrastructure platforms, e.g. Amazon Web Services (AWS), GoogleCloud and Microsoft Azure. The monitoring processes are provided by the platform and the hyper scaler for continuous operation and processing.

In beta or Ramp-Up Mode: ADA GenerativeAI Platform for Enterprise Software Applications

As part of our strategic shift towards enterprise software applications, we aim to leverage the Supported User Stories framework to incorporate GenerativeAI technology in the development of SAP’s ABAP, Oracle’s PL/SQL, and other proprietary languages and codes used in enterprise software. ADA is a component of the ADA Code Generator platform, which emulates a virtual ABAP, PL/SQL, and enterprise software developer. Its purpose is to generate templated codes based on specified requirements. The platform aims to generate the necessary supported user stories for crucial libraries and classes of enterprise software customizations in the RICEFW domain (i.e., custom or non-standard reports, interfaces, conversion programs, enhancements, forms, and workflows), as commonly referred to in the consulting field. The objective is to utilize documented specifications to generate the necessary code that can be compiled using a no-code and/or low-code method, resulting in time savings and ensuring the desired precision and consistency for the enterprise software codes.

The continued need for custom code

Custom code refers to programs designed and deployed in the native programming language of commercially off-the-shelf (COTS) software products, particularly for large-scale business software systems like Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Human Capital Management (HCM), and Supply Chain Management (SCM). These programs are often used to augment or modify standard features of these software products. Large-scale enterprise software projects often involve external consulting resources to drive change effectively. Customization is common in highly standardized COTS software, such as SAP, Oracle, Salesforce, and Workday, to suit the unique business processes and local, regional, and global needs of large enterprises.

Examples of companies requiring custom codes include Royal Dutch Shell Company, ExxonMobil, and BP due to their diverse business practices, regulatory frameworks, geographical coverage and local partnerships. This diversity results in non-repeatable implementation work, leading to multi-million dollar budgets. The government and public services industry also shows significant variability across organizations, with system requirements tailored to local contexts.

Custom codes are often generated and provided by two entities: the external consulting firm responsible for implementing the project, and the Centers of Excellence (COE) or Global Services Delivery Centers owned by end-user customers themselves. Software engineering is growing in importance within numerous companies, and this function is expanding further due to major corporations incorporating software into a diverse range of their products and services, and the need to digitize their businesses further post-pandemic.

Further to ADA’s various releases, AgileAlgo plans to launch its Virtual Code Testing Engine in beta starting in 2025, focusing on code generated from ANGEL, and ADA platforms. Software code and program testing are crucial for business software implementation projects and development, with AI-automated testing tools expected to be at the forefront of the field.

Targeted Markets for GA Products

ANGEL Targeted Markets

As explained earlier, ANGEL goes to market via a PaaS model, where we have 2 primary routes, namely (1) Customers who use the ANGEL platform features to generate their own AI models in Python, or (2) Customers who prefer to engage us directly for Turn-Key solution contracts. The latter would then be bundled with professional services, where going forward, AgileAlgo in turn will be pursuing the following expansion strategies around Turn-Key contracts as a customer preference:

1.      Enlarge the platform’s coverage via Value-Added Resellers (“VAR”), whom will assume the professional services into their solution bundle; and

2.      Build an in-house consulting capability, purely purposed towards customer project deliveries.

The targeted customer segments for ANGEL include large enterprises, public sector organizations, and the mid-markets and SME through our VAR network.

ADA targeted Markets

We plan to focus on three primary market sectors for our products and services, as discussed below.

1.      Market Sector 1:    Large-scale Business Systems Deployments, including ERP, CRM, HCM, SCM, E-Procurement, and related areas

Multinational corporations worldwide have been implementing large-scale enterprise software initiatives for the past decade, using solutions like SAP, Oracle, Salesforce, or Workday. Post-pandemic, global activity is expected to increase, necessitating further digitization and customer engagement strategies. AgileAlgo’s automation of custom code production could help address a shortage of coders and potentially reduce the total cost of ownership argument, allowing for further industry demand spikes.

2.      Market Sector 2:    Offshore Software Development

AgileAlgo’s ADA-ABAP Engine, which generates custom SAP code, is expected to become a significant market for software development. This AI-based solution reduces human involvement, expenses, and ownership costs, allowing code creators more control and potentially lowering ownership costs. Its scalability also enhances turnaround times.

3.      Market Sector 3:    Offshore Application Maintenance and Support

Since the early 2000s, the global use of SAP and Oracle Business Applications has led to the creation of numerous insourced and outsourced centers. Southeast Asia is a preferred destination for multinational corporations seeking offshore support and development operations. AgileAlgo is strategically positioned to capitalize on this trend of cost reduction among multinational corporations with geographically dispersed subsidiaries.

Revenue Model

Software Origins: Subscription Revenues from Platform-as-a-Service AgileAlgo

Historically, AgileAlgo has entered into subscription-based licensing agreements to provide our platform directly to end-user customers and system integrators on a monthly subscription basis through a Platform-as-a-Service (PaaS) delivery model.

AgileAlgo also derives revenue from professional services, which encompass consulting and implementation tailored to the specific needs of our customers. These services are offered when customers opt not to utilize our self-service functionality, such as our Virtual Data Scientist, or require highly customized features to fulfill their requirements.

Coding-as-a-Service (CaaS): Revenues Marked-to-Market with Consulting Industry Averages

AgileAlgo plans to shift revenue from coded scripts and program outcomes as a Service after a Business Combination and acquisition of SAP, Oracle, Salesforce, and Workday manpower supply and consulting companies in the Asia-Pacific region. Following these acquisitions, the ASTRO-ADA platforms will gradually substitute manpower with AI-generated code, and such generated code will be priced marked-to-market spot consulting rates, likely at 15-20% lower levels to bring our new unparalleled economics to market. This service delivery model will replace human workforce outcomes, offering scalability, 24/7 operations, speed, and cost reduction.

Market Opportunity

AgileAlgo’s market advantage lies in its unique market opportunity and competitive advantage due to the emergence of GenerativeAI in software development and the industry’s potential for double-digit compounded annual growth rate until 2027, coupled with the scarcity of skilled manpower in software consulting and outsourcing.

Generative AI technology is a leading innovation within the software engineering industry

In the aforementioned report dated June 2023, McKinsey & Co. has projected that the field of software engineering will experience significant influence resulting from the progress of GenerativeAI across various pertinent industries, as depicted in the impact quadrant provided.

Figure 8

Source: McKinsey & Company, “The Economic Potential of Generative AI: The Next Productivity Frontier, 14 June 2023”

According to the same McKinsey & Co. report of June 14, 2023, between 2020 and 2022, external private investment in GenerativeAI, primarily from North American technology companies and venture capital firms, accounted for approximately $8 billion in funding, representing 75% of total investments in Generative AI-related companies in the US. The funding towards GenerativeAI has grown significantly, reaching $12 billion in the first five months of 2023, compared to just $4.5 billion in all of 2022. Between 2017 and 2022, venture capital and private external investments in GenerativeAI experienced an average compounded growth rate of 74% annually, resulting in an annual increase of 29% in artificial intelligence investments. Interest in GenerativeAI applications has increased due to its rapid advancements, such as OpenAI’s ChatGPT, GPT-4, Anthropic PBC’s GenerativeAI Claude, and Google’s new features using GenerativeAI technology.

Tailwinds in the Enterprise Software Consulting Market

The SAP/Oracle/Workday/Salesforce-related and overall enterprise software consulting business is largely projected by various research houses to grow from the current USD400 billion market globally to over USD450 billion by 2027.

Figure 9

Source: ResearchAndMarkets, “Global Software Consulting Market” Report, Feb. 2022

According to the Global Software Consulting Market Report of February 2022 from ResearchAndMarkets, the global software consulting market is expected to grow by over 12% in 2027 due to factors such as the shift towards greater digitization by global corporations. Companies are prioritizing digitalization due to the shift towards e-commerce and online platforms especially in the post-pandemic markets, and the cloud has simplified IT operating environments, leading to increased adoption of business systems and automation. The rise in modern digital infrastructures has led to a significant increase in consulting and custom codes in larger-scale technology operator environments. This trend is particularly relevant in government operations, where data management and integration demand is high. However, leading global software vendors are lagging in keeping up with new product introductions, resulting in unconventional operating procedures and customized development.

Continued growth in Asia

AgileAlgo predicts a growth trajectory from 2024 to 2028 primarily influenced by Asian markets. Referencing Statista’s report on Growth of Enterprise Software Revenue by Segment, last updated in March 2023, by 2028, the demand for consulting services in Asia is expected to exceed US$73 billion, compared to the global market of less than US$500 billion. Enterprise software segments, particularly CRM and ERP software, are expected to experience steady growth, with CRM software showing the highest growth value and ERP software maintaining a consistent wallet share ratio.

Figure 10

Source: Statista, Growth of Enterprise Software Revenue by Segment, last updated March 2023.

Continuing Manpower Crunch: Growth in demand challenged by falling supply

Western economies are grappling with a tech manpower shortage for three decades, primarily due to aging populations and economic impacts. Asia has also experienced a severe shortage, with India outflowing workers and younger graduates joining startups.

The following sectors are most acutely affected by the growing crunch, causing significant shifts in operating and buying center behavior and policies:

Figure 11

Source: ManpowerGroup, “Global Talent Shortage Survey, 2023”

A survey by the Manpower Group in 2023 revealed that over 77% of 39,000 employers across 41 countries faced challenges in filling various positions, with the IT and data sectors being the most pronounced. The global market is increasingly recognizing emerging economies with stable governments as attractive offshoring destinations, with geographical positioning being a crucial factor. Offshore delivery centers primarily operate with human resources and depend on human service delivery, with factors such as time and distance, political and economic stability, a well-developed education system, and a skilled workforce. AgileAlgo’s service delivery hub aims to address the global and Asian demand for alternatives to human labor, which has evolved since industrial automation. The company’s ADA aims to address the attrition of entry-level coders in the consulting industry due to competition with the tech startup sector. The issue is expected to worsen with the introduction of AI technology to replace human coders, leading to the elimination of many outsourced coders in India.

It is uniquely easy for AgileAlgo to track success

AgileAlgo’s future success depends on business system adoption and the consulting industry. The company will monitor vendors’ market share and performance to develop its own ADA engines. SAP remains the leading market player globally and in Asia, with the ERP sub-sector expected to grow. AgileAlgo will target large enterprises with annual revenues exceeding $2 billion and the public services industry. The development roadmap will prioritize vendors aligned with large enterprise engagements as opposed to those preferring the SME segment of the market, with the exception for Microsoft’s.NET and.NET Core-powered stacks, which also enjoy a strong adoption rate among smaller enterprises.

EXHIBIT 1: 2021 ERP APPLICATIONS MARKET SHARES SPLIT BY TOP 10 ERP VENDORS AND OTHERS, %

SAP
Intuit Inc.
Oracle
Microsoft
FIS Global
Constellation Software Inc.
IQVIA
Cox Automotive
Infor
Sage
Other

Apps Run The World
Apps Research & Buyer Insight

Figure 12

Source: AppsRunTheWorld, “2021 ERP Applications Market Shares Split by Top-10 Vendors and Others,” Dec. 2021

Another tracker for our portfolio development aligns not only with software vendors but also with the largest earners in the breakdown of enterprise software segments, as displayed in Table 12 below.

Figure 13

Source: AppsRunTheWorld, “Worldwide Enterprise Applications Market Forecast 2011 – 26,” Dec. 2021

Technology Breakthroughs

GenerativeAI, a field of artificial intelligence, has gained global attention since OpenAI’s ChatGPT launch in 2022. AgileAlgo’s natural language to code technology, developed in 2019, aims to drive software engineering by utilizing augmented coding methodologies and training Graph Neural Networks (GNNs), or big data analytic models. This approach improves speed, accuracy, and scalability, reduces code generation obstacles, and enhances code reusability across multiple projects. AgileAlgo’s tool also helps developers focus on simpler use cases, reducing the global IT staff shortage, and addressing the global shortage of IT staff.

Competitive Strengths and Differentiators

AgileAlgo is born of the Industry’s Inner Circle

AgileAlgo has integrated its AI technology into the consulting industry, aiming to shift from physical offshore centers to virtualized solutions, enabling accessibility from any location and at any time. AI has inherent advantages in coding-in-enterprise software deployment, such as infinite scalability and the ability to overcome limitations related to personnel scarcity and talent availability. The Company’s founding team, with a background in large-scale software-driven business process re-engineering and business transformation projects, has long recognized existing gaps in the industry. As a Singapore-based company, we ourselves face higher consulting rates and limited skilled coder availability, further exacerbated by tech startups achieving unicorn status and securing large-ticket funding and compete unfairly for talent. AgileAlgo’s competitive advantage is derived from its founders’ extensive experience and capabilities, which will be strengthened through strategic acquisition of manpower supply companies with established supply contracts with the largest buyers of outsourced help in the Asia-Pacific region. AgileAlgo’s engines are designed for efficient delivery of large-scale business software projects, equipped with AGILE and AGILE-inspired methodologies, and seamlessly integrate into the supply chain of code generation, testing, and deployment, minimizing the need for users to be aware of their usage or make significant changes to their current human-reliant practices.

AgileAlgo’s focused approach to addressing large enterprise software complexity

AgileAlgo, a GenerativeAI company, uses NLP, graph neural networks (GNN) and big data analytic models to develop complex enterprise business systems software. This approach allows for code generation based on the code’s own ontology or the ontology of proprietary programming languages. AgileAlgo’s methodology can be used to determine the lineage of functional and technical aspects within any enterprise-level system, provided it is developed using contemporary programming languages. This approach enables the creation of software classes from scratch, rather than relying on an extensive pre-existing content universe. GNN and big data analytic techniques help generate content relevant to a specific code class or family of functionality, enabling extensive development of existing code or system functionality.

This expansion can be applied to any code, offering significant value through upgrades and language/code migrations across entire system landscapes. Future applications of this capability could include system-to-system interfaces or process extensions, saving users time, effort, and costs while minimizing syntax errors.

Competitive Challenges

AgileAlgo’s primary competitor in the early years will likely be current practices such as sizing custom development through manpower-based metrics, sourcing for manpower through CV-hunting measuring experience over effectiveness, measuring outcomes through man-hours and man-days, etc., as customer buying centers continue to prioritize stability and predictability over innovation. To mitigate this challenge, AgileAlgo plans to operate under a cloak offering outcome based contracts, combining human and machine-derived code until AI is recognized as a mainstream method in code and project delivery.

Research and Development

The organization’s research and development approach is based on a systematic approach, involving observation, inquiry, hypotheses, experiments, and methodological approaches. The methodology involves four steps: observation, questioning, hypothesis formulation, and experiments. Observation helps identify patterns in code generation, while questioning explores potential outcomes. Hypothesis formulation leverages AI methodologies for natural language processing. Experiments validate and refine these hypotheses. Research is primarily conducted in Singapore, with employees with diverse expertise in data science, cloud-based software development, enterprise software, and product specialization.

Sales and Marketing

AgileAlgo’s go-to-market strategy uses a “Direct Network Farming” approach to sales, aiming to establish a high-quality sales organization with expertise in consulting firm engagements. The expanded sales team will consist of business alliance managers assigned to specific large-scale global systems integrators (GSI) and Big-4 consulting firms to assess services and incorporate them into contracts. The proposed business model allocates more budget towards sales activities and below-the-line marketing strategies, targeting lead generation and client engagement.

Primary Markets and Segment

Our strategic emphasis will be directed towards the large enterprise sector of the market. This sector encompasses extensive business system implementations that involve budgets exceeding USD 20 million. These implementations span multiple countries, languages, compliance frameworks, governance and industry practices, currencies, and business practices. In order to establish a presence in the market, AgileAlgo engages with two levels of buying centers as part of its business strategy. The first level involves partnering with GSI, large local systems integrators, or Big-4 consulting firms as the main contractors. AgileAlgo acts as a subcontractor, providing specific components of the overall scope as required. The second level entails directly engaging with the buying centers of end-user customers. This occurs in situations where large multinational corporations maintain their internal Global Service Delivery Centers (GSD) or Centers of Excellence (COE) operations.

Large-scale global and local system integrators

Large-scale GSI, including the Big-4 firms, and local system integrators have established expertise in offshoring or remote service delivery. This practice involves outsourcing non-client facing work such as coding, programming, unit and integration testing to remote delivery centers. The purpose of this approach is to protect project costs by leveraging competitive pricing strategies during client tendering and contracting processes. AgileAlgo intends to deploy its sales force and client marketing teams to effectively engage with the buying centers of the GSI and large local systems integrators. This engagement will occur at the headquarters of these organizations in any given country, as well as directly with the project owners.

Accenture
28.8%
IBM
15.4%
Other
28.5%
Cognizant
9.1%
Tata Consultancy Services
7.9%
Infosys
6.2%
Wipro
4.2%

Source: Statista/Financial Statements of Key Players, Oct. 2022

Figure 14

Source: Statista, “Financial Statement of Key Players”, Oct. 2022

End User Market 1: Global Shared-Service Centers (SSC), Centers of Excellence (COE), and Global Service Delivery Centers (GSD or GDC)

In end user environments that have established SSC, COE, or GSD/GDC setups, it is common to implement a hybrid approach of “Insource/Outsource.” This approach involves centralizing the sourcing and procurement of vendor services and technology through the aforementioned SSC, COE, or GSD entities. The majority of the GSDs (Global Service Delivery teams) also bear the responsibility for Application, Maintenance, and Support functions, thereby increasing their demand for contracting and procuring solutions from external vendors.

The management team of AgileAlgo, having extensive experience in the industry, has interacted with numerous operators in the Asia-Pacific region. This experience stems from their previous roles at Accenture, SAP, and the Big-4.

End User Market 2: Large-scale Operators of IT Infrastructure

A more medium to long-term opportunity lies with the Large-scale IT Operator environment, and this zooms into more particularly three industry segments: (1) The Financial Services Industry, (2) Telco and infrastructure, and (3) Health and Public Sector. Recent reports have shown the sectors’ move towards contracting, as internal IT teams become more unsustainable over time, due to various new living conditions and the post-pandemic reliance on work-from-home as an option for the millennial and oncoming Gen-Z employees.

Key Strategic Global Partners

An Original Equipment Manufacturer (OEM) future with major software vendors

AgileAlgo plans to use a partial integrated service delivery format from 2024-2028, focusing on providing code sets and programs to customer end-users, such as consultants in GSI organizations or employees of multinational companies’ COEs. These codes will be developed externally to systems like SAP, Oracle, and Salesforce, using the Write Outside method. This approach is similar to outsourced human consultants or offshore centers, where specific requirements are written and tested before being deployed. AgileAlgo aims to achieve a fully integrated approach by establishing direct engagement and partnerships with major software vendors, granting them direct access to the operating layers of the software core technology stack. Currently, AgileAlgo uses AWS as its primary infrastructure partner for overseeing the scalability of the ADA platform.

ANGEL’s Value-Added Resellers and ASTRO’s Strategic Partners

AgileAlgo has appointed Icon Consulting-Group Pte. Ltd. as its first ADA Strategic Partner, focusing on SAP consultants and staff augmentation in Singapore and Southeast Asia. AgileAlgo plans to finalize additional partnerships in the near term.

With additional traction achieved by the ANGEL PaaS business, AgileAlgo will also embark on the appointments of Value-Added Resellers in the Asia-Pacific region to accelerate sales of the Company’s PaaS and Consulting offering.

Intellectual Property

Natural language development has grown significantly due to advancements in artificial intelligence and machine learning technologies. Acquiring intellectual property protection can provide an advantage over competitors and encourage industry progress. However, no definitive method exists for converting natural language into templatized code. This submission employs an Agile-style prompt approach, leveraging digitalization and AI techniques to convert natural language into templatized code. The approach dynamically substitutes domain-specific information from the natural language into the code.

A Singapore patent application is currently being drafted by appointed counsel in Singapore, and will be submitted by November 2023 to protect the methodology and technique used. This will provide interim safeguard and preventing infringement. This will also serve as a notice to competitors and collaborators, enhancing the methodology’s credibility and potential investor attraction.

Employees

AgileAlgo currently has 8 employees, based in Singapore, India, and Indonesia, 6 of whom are full-time employees and 2 of whom is part-time, with a presence spanning 2 countries.

Facilities

Our corporate headquarters is located in Singapore, in a co-working center with flexi-desk arrangements. Our lease began in 2021 and is set to expire in December 2023.

Government Regulations

The Companies Act 1967 of Singapore, including its subsidiary legislation as well as notices and guidelines published by the Accounting and Corporate Regulatory Authority of Singapore, is the principal statute governing the regulation of companies in Singapore. AgileAlgo Pte. Ltd. and its group companies (where applicable) are subject to the regulations under the Companies Act 1967 which include the rules governing the constitution of the company, obligations of directors and other officers of the company, distributions of dividends, actions relating to company securities and corporate governance, amongst many others.

The Employment Act 1968 of Singapore, including its subsidiary legislation as well as notices and guidelines published by the Ministry of Manpower, is the principal statute governing the rights of all employees employed under a contract of service in Singapore. The rights of all employees, as defined under the Employment Act 1968, employed under a contract of service with AgileAlgo Pte. Ltd. are governed by the regulations therein including their rights to annual leave, sick leave and hours of work, amongst others. Workmen receiving salaries not exceeding S$4,500 (or approximately US$ [*]) per month and employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 (or approximately US$ [*]) per month are also subject to additional restrictions on overtime and rest day, amongst others.

Under the Central Provident Fund Act 1953 of Singapore, AgileAlgo Pte. Ltd. is required, among others, to contribute, as employers, to the Central Provident Fund for employees who are Singapore citizens or Singapore permanent residents. The contribution rates vary, depending on the residency status, age group and wage band of the employee.

The Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, including its subsidiary legislation as well as notices and guidelines published by the Corrupt Practices Investigation Bureau or other regulatory bodies of Singapore, is the primary anti-money laundering legislation in Singapore which criminalises receiving, concealing, transfering and retaining benefits relating to drug dealing and other serious crimes. The legislation imposes an obligation for a person to make a suspicious transaction report if, in the course of their business or employment, they have reasonable grounds to suspect that any property or proceeds are directly or indirectly connected to criminal conduct.

The Prevention of Corruption Act 1960 of Singapore, including its subsidiary legislation as well as notices and guidelines published by the Corrupt Practices Investigation Bureau or other regulatory bodies of Singapore, is the primary anti-corruption legislation in Singapore imposing duties and anti-corruption obligations on public servants in Singapore. Under the Prevention of Corruption Act 1960, persons are prohibited from carrying out or acting as an agent to carry out on behalf of others and public servants the giving or receiving of any gratification as an inducement or reward for doing any action in respect of any matter or transaction.

Neither AgileAlgo Pte. Ltd. nor its officers or employees have been in violation of or subject to any regulatory or legal proceedings or investigations by any private or governmental authority on suspicion of conduct prohibited under the above-named government regulations.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to personal injuries sustained using our products and services, intellectual property infringement, breaches of contract or warranties, or employment-related matters. We are not currently a party to any actions, claims, suits, or other legal proceedings whose outcome, if determined adversely to us, would individually or in aggregate have a material adverse effect on our business, financial condition, and results of operations. However, it is important to note that legal proceedings can be unpredictable, and the outcome of any future actions or claims cannot be guaranteed. We continuously monitor and address any potential legal risks to mitigate their impact on our business operations.

SELECTED HISTORICAL FINANCIAL INFORMATION OF AGILEALGO

AgileAlgo presents below its summary financial data for the periods indicated. The following summary historical financial data derived from AgileAlgo’s audited financial statements as of September 30, 2022 and 2021 and unaudited financial statements for the nine months ended June 30, 2023 and 2022, and included elsewhere in this proxy statement/prospectus. The summary consolidated financial data should be read in conjunction with AgileAlgo’s consolidated financial statements and related notes and “AgileAlgo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The financial statements are prepared and presented in accordance with GAAP. AgileAlgo’s historical results are not necessarily indicative of its results for any future periods.

	As of June 30, 2023	As of September 30,
		2022	2021
Balance Sheet Data:
Cash	$72,079	$37,641	$17,621
Accounts receivable	$4,181	$—	$—
Goods and services tax receivables	$—	$34	$—
Deposit, prepayment and other receivables, net	$6,239	$1,583	$526
Property, plant and equipment	$1,538	$1,676	$3,288
Total assets	$84,037	$40,934	$21,435
Goods and services tax payables	$583	$—	$—
Accrued liabilities and other payables	$—	$1,673	$662
Other current liabilities	$24,647	$12,178	$—
Loan and borrowings	$123,260	$—	$—
Total liabilities	$148,490	$12,178	$662
Total shareholders’ equity (parent’s net investment)	$(64,453)	$27,083	$20,773
	Nine Months Ended June 30,		For the Years Ended September 30,
	2023	2022	2022	2021
Statement of Operations Data:
Operating revenues	$13,468	$—	$109	$—
Income (loss) from operations	$(93,139)	$(43,190)	$(70,076)	$(13,093)
Other income (expense), net	$—	$4,954	$4,922	$4,045
Net income (loss)	$(93,159)	$(38,236)	$(65,154)	$(9,048)
Foreign currency translation differences	$1,623	$2,510	$1,765	$273
Comprehensive income (loss)	$(91,536)	$(35,726)	$(63,389)	$(8,775)
Basic and diluted weighted average shares outstanding	$1,500,000	$735,616	$987,671	$297,260
Basic and diluted net income (loss) per share of ordinary shares	$(0.06)	$(0.05)	$(0.07)	$(0.03)
	Nine Months Ended June 30,		For the Year Ended September 30,
	2023	2022	2022	2021
Statements of Cash Flow Data:
Net cash used in operating activities	$(89,460)	$(30,803)	$(51,553)	$(14,703)
Net cash used in investing activities	(985)	—	—	(4,553)
Net cash provided by financing activities	123,260	69,701	69,701	$—
Effect of exchange rate change on cash	1,623	2,564	1,872	258
Net increase (decrease) in cash	34,438	41,462	20,020	(18,998)
Cash at the beginning of period/year	37,641	17,621	17,621	36,619
Cash at the end of the period/year	$72,079	$59,083	$37,641	$17,621

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AGILEALGO

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the “Business” section and AgileAlgo’s unaudited condensed financial statements for the nine months ended June 30, 2023 and AgileAlgo’s audited financial statements as of the year ended September 30, 2022 and September 30, 2021, and other information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. AgileAlgo’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, AgileAlgo’s historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “AgileAlgo Holdings Ltd.” refer to AgileAlgo Holdings Ltd. and subsidiaries prior to the consummation of the Business Combination.

Overview

AgileAlgo was incorporated on August 28, 2023 to facilitate the proposed business combination with Delaware-incorporated Inception Growth Acquisition Limited (“IGTA” or “Parent”), involving a business combination between AgileAlgo and an IGTA merger subsidiary (“Merger Sub” or “New Parent”) after which we will seek a re-domestication of the Merger Sub as New Parent to be listed on the Nasdaq in place of IGTA.

AgileAlgo’s key operating subsidiary AgileAlgo Pte. Ltd. (“Singapore OpCo” or the “Company”) incorporated in Singapore, is an artificial intelligence (AI) company specialized in the use of GenerativeAI techniques to virtualize and automate the world of software deployment. AgileAlgo is currently pursuing two primary lines of business: (1) ANGEL the Virtual data Scientist Suite, a subscription-based licensing model of our AI platform for direct use by system integrator and end-user customers alike, for the purposes of managing data, reporting, analysis and predictive assurance, and (2) ADA the Virtual Developer Suite, an internal tool powering the Company’s Coding-as-a-Service business model, where system integrator and/or end-user customers provide the Company with software requirements written in natural language (in our case, English text), and in return will have codes, scripts and programs generated for them by the Company via the ADA Suite largely automating the actual coding process. The ADA Suite is able to cater to a number of programming languages, and is currently in restricted ramp-up mode for the Java-based MEAN Stack, and in development for the SAP proprietary language ABAP.

We incorporated the Company AgileAlgo Pte. Ltd. in Dec 2019, began development of our ANGEL platform, and before long the Company along with the rest of the Singapore and Southeast Asian economies went into complete lockdowns due to the Covid-19 pandemic, and was unable to actively further our development again until January 2021, due to border closures and our reliance on foreign developers at the time. After another year of development with its first real team of developers, the Company started going to market in Singapore with the early versions of ANGEL, positioned to prospective customers as a data management tool, where customers can either directly through self-service, or assisted by the Company’s consultants, design and deploy AI models written in Python code, to analyse and make predictions and develop forecasts from the mountains of structured and unstructured data obtained from the course of running their businesses. Early customer proof of concepts in 2022 included higher education institutions and smaller-scale e-commerce operators developing recommendation engines,

The Company, primarily self-funded by Mr. Tay, recently raised $850,000 in a bridge financing round, which closed in August, 2023.

The mailing address for AgileAlgo’s and the Company’s principal executive office is 5008 Ang Mo Kio Avenue 5, #04-16 TECHPLACE II, Singapore 569874.

Recent Developments

Business Combination

On September 12, 2023 we entered into the Business Combination Agreement (“BCA”) with IGTA. The business combination (as defined in the BCA) will be consummated via a share swap between the Purchaser’s British Virgin Islands-incorporated merger subsidiary (“Merger Sub”) and AgileAlgo. Following the Closing of the Business Combination

(as defined in the BCA), IGTA will be retired via a re-domestication of the Merger Sub, to be substituted as the listed entity on Nasdaq as a domestic filer, all in accordance with US-GAAP. Under this method of accounting and reporting, the Merger Sub will take the place of the listed entity, ultimately with the Singapore OpCo continuing as primary operating entity for the business going forward. Each of the board of directors of AgileAlgo and IGTA have unanimously approved this business combination. The Business Combination will require the approval of the shareholders of IGTA and AgileAlgo prior to the Closing (as defined in the BCA).

The Business Combination is subject to other customary closing conditions and is expected to close within the first half of 2024. Consideration for the Business Combination to AgileAlgo shareholders will consist of newly issued shares of the Merger Sub as AgileAlgo shareholders will exchange their interests in AgileAlgo for interests in the combined entity. The Purchase Consideration consists of two parts to the new issue of shares, 87.5% of which is issued immediately as Purchase Consideration upon Closing, with the remaining 12.5% issued in the names of the AgileAlgo holders put into an escrow, subject to Messrs. Lee and Tay meeting the event metrics defined in an Earn-Out (as defined in the BCA). The business combination is expected to provide up to $26.4 million in cash (assuming [*] redemptions) to AgileAlgo to support continued product development, enhance the current AgileAlgo platform to acquire new capability in addressing the new enterprise software market segment, to fund an increase in payroll, to enhance the combined entity’s sales and marketing capabilities, assuming no redemptions and following payments of approximately $2.6 million in merger and transaction expenses. At the Effective Time (as defined in the BCA), AgileAlgo will perform the share exchange, with the Merger Sub surviving the business combination to form the post-transaction combined entity. Merger Sub will survive IGTA as the ultimate listed entity post-Closing, and will change its name to Prodigy, Inc.

Upon Closing, Mr. Tay and Mr. Lee will each have between [____]% and [____]% of the voting power of the Combined Company (depending on the number of outstanding ordinary shares of the Combined Company at such time) through the issuance of ordinary shares to them in connection with the Business Combination.

Bridge Round Funding

In the month of August 2023, the Company raised a bridge round equity funding of $850,000 to fund further development to the Company’s ADA software platform, through the issue of 273,836 ordinary shares in the Company to six (6) new shareholders, all of whom have holdings under 5%, and will dilute further post-Business Combination. These new shareholders are expected to acquire shares of the Combined Company at the Closing, subject to them approving and signing the Joinder Agreements (as defined in the BCA).

Post-Pandemic Recovery

Being a Singapore-incorporated business, the Company suffered from a severe workforce crunch as international and regional borders closed in reaction to the global Covid-19 pandemic, causing a pause of development works going towards the Company’s ANGEL and ADA software platforms.

Key Factors Affecting Our Performance

Our future financing needs will depend on the performance of our business and on the amount of proceeds we realize from the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing. See “Risk Factors — AgileAlgo may require substantial additional funding to finance our growth plans, but adequate additional financing may not be available when it is required, on acceptable terms, or at all”.

Components of Results of Operations

During the nine-months ended June 30, 2023 and 2022, and the fiscal years ended September 30, 2022 and 2021, our net operating loss (before exchange gains or losses, or Other Comprehensive Income) was $93,159, $38,236, $65,154 and $9,048, respectively. Our net loss increased in the fiscal year ended September 30, 2022 from September 30, 2021, as we increased our investment in research and development to ensure our platform’s ability to scale and accommodate the growing number of (1) Customers, and (2) Customer implementation scenarios. Our expenses will likely increase in the future as we develop and launch new offerings and platform features, expand in existing and new markets, increase our sales and marketing efforts and continue to invest in our platform, and our new investments and expenses on governance and compliance as the result of our becoming a public company. We have not been profitable since inception, and as of June 30, 2023 and September 30, 2022, our cumulative deficit was $174,340 and $81,181, respectively. Since inception, we have financed our operations primarily through (1) investment by the AgileAlgo founders, and (2) the investment secured from angel investors.

Revenues

To date, substantially all of our revenue has been derived from customer projects and customer self-service subscriptions on our Virtual Data Scientist platform. Our most significant revenue recorded to date had been in the first nine months ended June 30, 2023, at the sum of $18,218, of which $1,946 is from platform subscription and $16,272 is from professional services.

Our software subscription revenue is derived from multi-month contracts with customers from 2 categories: (1) Self-subscribed customers via our AgileAlgo Virtual System Implementer or VSI Portal, where they select from a list of 3 available subscription pricing tiers (depending on level, volume and complexity of usage), ranging from Standard Usage, Business Usage to Enterprise being the highest Tier; and (2) Enterprise Users with turn-key implementation and/or consulting contracts.

Category (1) above; Standard Usage is meant for licensing individual users with smaller consumption needs, whereas Business Usage Tier is for small-to-medium sized corporations with medium-difficulty requirements and data sets, and finally the Enterprise Usage Tier, which is priced on application (“POA”) when a project is sized and specified with customers with the assistance of AgileAlgo consultants, and annualized Enterprise usage contracts can range anywhere between $25,000 to $300,000 per customer, driven by the number of AI-Analytics or AI-forecasting/prediction models generated, and how many data sets.

Category (2) above usually involves Enterprise Tier customers, where their diverse needs can present AgileAlgo with anywhere from 1 data set to multiple, and for turn-key contracts, AgileAlgo presently delivers its own consulting and implementation services. Our professional services are provided at an average of $600 per man day (typically an 8-hour workday) rate, which is refined further when marked to actual local markets across Asia. We do not typically enter into open-ended Time and Material contracts, but instead Asian customers favour Fixed Price-Fixed Scope contracts where a specific scope of works (SOW) is agreed upon, and priced by AgileAlgo after factoring in risks and contingencies. A Fixed Price contract therefore presents higher risks to AgileAlgo, who has to size a project and conclude a contract for services with a high-enough certainty of successful completion. but potentially also higher rewards where the scope agreed upon is managed well by our consultants, and early completion can mean higher profitability for that specific contract, and vice versa. The risks around Fixed Price contracts, can be managed via Change Requests, where well-managed projects have project managers whom will agree on scope changes with the customer, and extra work not agreed within the original Fixed Price SOW is now priced and proposed separately to the customers as Change Orders. The Company has not experienced delivering more than what is scoped and agreed upon with our customers.

As of the date of this registration statement, we have not begun the practice of recognizing professional services on a Percentage of Completion (POC) basis, which is compliant with US-GAAP, because volume has been low and we have been deploying development staff to fulfil projects, and all cost of delivering projects involving services revenues, have been recognized under payroll as part of Operating Expenses. We plan to implement time sheet systems in the near future to be fully POC compliant and when specialized consulting personnel are onboarded, where the practice of unit pricing on services is first introduced to fully implement the POC method of accounting for services.

We recognize revenues from customer subscriptions under Category (1) monthly in arrears, regardless of the payment terms, for e.g., customers are charged and pat for the subscription service 3 months in advance, and the revenues are deferred until the platform’s services are consumed at every month-end.

In the future, post-Business Combination, AgileAlgo intends to enlarge the Enterprise segment business to include a new Coding-as-a-Service (CaaS) line of business, leveraging the capabilities of the Company’s existing ANGEL and ADA platforms to include new functionality to generate code in proprietary languages inherent to the more established global software vendor platforms, such as SAP, Oracle, Microsoft, Salesforce and Workday. In this new CaaS line of business, AgileAlgo will not be licensing the ANGEL and ADA software platform for direct use by end customers, but instead will go downstream to sell end customers the resulting code generated by the platform (used as an internal tool by a new AgileAlgo service delivery team), specified by those customers in AGILE-styled natural language.

The Company plans to make a series of acquisitions of upstream manpower supply companies in the dominant software vendor ecosystems, to transform these into delivery centers focused on selling custom code, essential to the delivery of large-scale business software systems.

Cost of Sales (exclusive of depreciation and amortization)

Cost of sales in our business would traditionally comprise all variable cost components associated with (1) The compute capacity directly associated with a customer’s consumption from the defined contract scope of usage of the platform, (2) Amortization of the capitalized cost directly associated with the development of the platform, under US-Financial Accounting Standards Board or US-FASB’s Article ASC 350-50, and (3) Manpower costs associated directly with the professional services delivered as part of the contract scope of work for implementing the AI models.

Because AgileAlgo’s business in the fiscal years ended September 30, 2021 and 2022 have largely been pre-revenue years focused on product development and customer pilot projects and proofs of concept, we have only begun acquiring productive Trial customers generating variable costs to serve during the fiscal year ended September 30, 2023. With greater business traction therefore, the Company will embark on accounting for Cost of Sales compliant to United States Generally Accepted Accounting Principles (“US-GAAP”). Under standard US-FASB ASC 985-20, our primary subscription revenue-generating website and platform is technically still under a controlled Trial release, with minimal customer revenues recoded from proof-of-concept projects awarded to the Company throughout fiscal year 2023, and therefore capitalization of development costs for amortization into Cost of Sales is yet to commenced, and we expect such capitalization will commence in fiscal year 2023-24.

Another significant form of variable cost component not yet accounted for is in the area of Sales and Marketing Commissions and/or any third-party referral fees and commissions, because all sales activity have been largely conducted by the leadership team, with no contractual terms entered into with the Company for commission payments. We are expecting to gradually build professional sales and marketing teams post-Business Combination, assuming sufficient funds remain in the post-Business Combination Trust.

Operating Expenses

Operating expenses primarily include general and administrative, research and development, sales and marketing, and depreciation and amortization. The most significant component of our operating expenses are personnel-related costs such as salaries, office space, training and travel. We expect our ratio of personnel-related costs as a percentage of total costs to decrease over time.

We expect to continue to invest substantial resources to support our growth, and technology enhancement. We expect that each of the following categories of operating expenses will increase in absolute dollar amounts and decrease as a percentage of revenue for the foreseeable future.

General and Administrative Expenses, reported as inclusive of Sales and Marketing Expenses, and Research and Development Expenses

General and administrative expenses consist primarily of salaries, personnel-related and head office expenses, as well as the cost for outsourced professional services such accounting, tax, legal and corporate secretarial services, information technology, travel and other administrative expenses, including expenses and professional fees associated with the Business Combination. We expect to invest in our corporate organization to maintain professional human capital and financial management and reporting functions internally, and incur other additional expenses associated with transitioning to, and operating as, a public company, including increased legal, accounting, reporting, audit, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that general and administrative expenses will increase in absolute dollars in future periods but decline as a percentage of total revenue over time. Our inability to scale our expenses could negatively impact gross margins and profitability.

Sales and Marketing Expenses

Sales and Marketing expenses have been minimal across the operating periods, and consist primarily of out-of-pocket expenses such as Entertainment and charges related to domestic travel, utilized for business development activities. As the Company CEO is primary sales person of the Company in these early stages, the CEO is on a performance-based salary plan, which is not expected to commence until such time the Company has exceeded certain revenue targets. Therefore, there have been no salaries or personnel-related expenses incurred under Sales and Marketing for all material reporting periods, up to the nine months ended June 30, 2023.

Research and Development Expenses

The majority of Research and Development Expenses are attributed to personnel-related expenses, salaries and employee pension fund contributions, at $49,622, $35,398, $57,672 and $7,865 respectively for the nine months ended June 30, 2023 and 2022, and the fiscal years ended September 30, 2022 and 2021.

Depreciation and Amortization Expense

Depreciation expense consists primarily of the fixed line depreciation of company assets, comprising at this early stage of our business only employee laptop computers and ancillary IT equipment.

As for the amortization of development costs into capitalization of software under US-FASB’s Article ASC 350-50, the Company is yet to commence the capitalization of development costs onto its balance sheet as our revenue-generating products and platform are still technically in controlled Trial-Release mode to the market, implementable only under our direct supervision as described under the scope of US-FASB ASC 985-20, and plans to do so starting fiscal 2023/24 as the products and platform goes into Generally-Available releases, so such earned value may be amortized against revenue as cost of sales going forward.

Non-Operating Income and Other Items

Other Income, Net

During the Covid-19 pandemic, the Company received government aid for subsidizing salaries for the sums of $4,954 in the period ended June 30, 2022, $4,922 in the fiscal year ended September 30, 2022 and $3,053 in the fiscal year ended September 30, 2021. No further amounts of government aid was received during the nine-month period ended June 30, 2023.

During the operating periods material to this analysis, the Company has not received any other items under Other Income.

Provision for Income Taxes

We are subject to income taxes in Singapore, but due to our net operating loss (“NOL”) position, we have not recognized any provision or benefit in the past 3 fiscal years since the Company’s inception in 2019. The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its security holders who are not tax resident in the British Virgin Islands. The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company. Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its security holders.

Key Business Metrics and Selected Financial Data

We use certain key metrics and financial measures not prepared in accordance with US-GAAP to evaluate and manage our business.

Total Subscribing Companies on Platform

Total subscribing companies, as defined by us, are unique company level membership accounts for which we have received all required contact information. These numbers are based on data provided directly from the Company’s database. Note that we have operation accounts which we use in the database and has been excluded from the count. Total subscribing companies on our platform do not include unique visitors to the corporate site nor individuals who try to login but didn’t leave any corporate information to complete the account setup. Our definition of total subscribing companies may differ from similar definitions and metrics used by other companies. The following shows the number of total subscribing companies as of 30 September 2023:

S/No.	Subscription Tier	No. of Companies
1	Enterprise	3
2	Business	0
3	Standard	2
4	Trial	25

A total of 30 companies are currently subscribed to the platform in our various membership tiers. We offer 4 membership tiers to clients based on number of users that the companies need, the projects that they wish to deploy, the user stories counts, the data volume to be loaded and executed and the compute requirements. Typically 1 project equals to 1 AI use case e.g. a recommendation engine.

Our Trial Tier allows for users to deploy very simple AI use cases (up to 3 projects), 100 user stories but limited by data volume (no more than 1,000 records) and compute requirements and 1 month of free usage extendable upon request and agreement. They will utilize the shared database and compute available for the Trial, Standard and Business Tier. Our Standard Tier is the paid usage level for 3 projects, 100 user stories, 1,000 records for compute on our shared repository. Our Business Tier is a paid usage level for 5 projects, 200 user stories, 10,000 records and 1 hour compute on our shared repository. Our Enterprise tier has no restriction on number of projects, user stories and may either use the share compute and repository or dedicated resources for their usage depending on the commercial arrangement, and is POA on a case by case basis with different customers and/or customer use cases.

Platform Statistics

We calculate usage based on number of projects, user stories and the number of Application Program Interface (“API”) calls created and used by number of users.

The platform operates on the concept of projects and user stories to create the required programs that can be invoked through the APIs. Each project is a high-level task to achieve an outcome; Examples, (1) Provide a sentiment analysis from news articles provided, (2) Generate a training course recommendation for a new student from student profiling data provided, etc. Each project consists of a series of user stories that break down the task in to lower-level requirements that can be interpreted and codified. The user stories are the basis of how programs are generated.

API calls refers to the interaction point of the end generated outcomes of a project. As we create an AI use cases, clients will typically invoke the use of the AI engine via an API. This is the most common interaction between a client’s digital system to the platform outputs. Each project can generate a secure api link that can be accessed to get the output. The API will execute according to the specifications provided and provide the output e.g. a recommendation or suggestion or a/series of calculations from the use case.

Users belong to companies and are given rights in the platform to create projects and user stories, they are typically business analysts or technical user who may not know the syntax of a programming language and will use the platform to generate their required codes.

As at September 30, 2023, the total Projects, User Stories Created and API calls

The total projects count started from 1 in September 2022 to 54 by September 30, 2023 showing an increase of 50.2% growth month-on-month. For each company that creates a new account, a project will be provided to showcase and train the user to use the platform. The customer may remove projects and replace them to keep within their contracted volume of projects allowed within their Tiering on our platform contract. The number of projects will fluctuate over time as new projects are created and old projects deleted to support new work. Projects include those in development and those that have been deployed.

Corresponding to each project, the number of user stories created to generate code has increased from 121 to 1,016 or 740% since the start of tracking of projects and user stories count. The user stories can be created by users or by our Data Scientist in support/assistant to the customer users if they are not yet familiar with the platform use. User Stories include those that are in development and those that are deployed.

We began to track API usage from the month of April 2023 as a means to manage the compute use of the platform. Invoking APIs can be through various means including using the platform Curl command dialogs or using third-party API software or the end customer’s digital platform that integrates with the generated API and AI engines. The below statistics show the count generated from our AI engine backend. This tracks all invocation of the APIs that has been created, including those that have been changed or even deleted over time. From April 1, 2023 the usage increased from 1,555 invocations to 6,329 (as at of August 31, 2023) showing an increase of 307% of use corresponding with the increase in Projects and User Stories. API usage include those that are in development, testing, and fully deployed.

Sales and Revenue (Professional and Consulting Services and Licensing)

Above and beyond platform subscription, AgileAlgo provides assisted support through professional and consulting services to provide for end-to-end solutions for our customers. We have generated $13,468 for the nine months ended June 30, 2023 compared to our pre-Revenue position in the corresponding period ended June 30, 2022. Sales is based on committed amounts by clients through binding agreements. Majority of the subscription revenues from our platform will start in November 2023 when some of the professional services projects complete and our projects go-live, where the maintenance and subscription components commence.

Results of Operations

The results of operations presented below should be reviewed in conjunction with AgileAlgo’s unaudited condensed financial statements for the nine months ended June 30, 2023 and the corresponding period in 2022, AgileAlgo’s audited financial statements for the fiscal year ended September 30, 2022 and 2021, and other information included elsewhere in this proxy statement/prospectus.

The following table sets forth our statement of operations for the nine months ended June 30, 2023 and the corresponding period in 2022, the fiscal year ended September 30, 2022 and 2021, and the dollar and percentage change between the two periods.

	For the nine months ended June 30, 2023	For the nine months ended June 30, 2022	Variance $	Variance %	Financial Year ended 30 Sept, 2022	Financial Year ended 30 Sept, 2021	Variance, $	Variance, %
Revenue	$13,468	$—	13,468	100%	$109	$—	$109	100%
Costs and expenses:
Cost of sales, (exclusive of depreciation and amortization shown separately below)	—	—	—	—	—	—	—	—
General and administrative	52,586	6,174	46,412	752%	10,343	3,736	6,607	177%
Sales and marketing	3,194	483	2,711	561%	667	212	455	215%
Research and development	49,622	35,398	14,224	40%	57,672	7,865	49,807	633%
Depreciation and amortization	1,225	1,135	90	8%	1,503	1,280	223	17%
Total costs and expenses	106,627	43,190	63,437	147%	70,185	13,093	57,092	436%
Operating loss	(93,159)	(43,190)	(49,969)	116%	(70,076)	(13,093)	(56,983)	435%
Other income:
Other income, net	—	4,954	(4,954)	(100)%	4,922	4,045	877	22%
Loss before income taxes	(93,159)	(38,236)	(54,923)	144%	(65,154)	(9,048)	(56,106)	620%
Other Comprehensive Income	1,623	(1,509)	3,132	(208)%	(2,253)	273	(2,526)	(925)%
Income tax expense	—	—	—	—	—	—	—	—
Net loss	$(91,536)	$(39,745)	$(51,791)	130%	$(67,407)	$(8,775)	$(58,632)	668%

Revenues

Revenues increased by $13,468 for the nine months ended June 30, 2023 compared to no revenue in the nine months ended June 30, 2022. The increase was driven by the commercial launch of AgileAlgo’s first Trial user platform called ANGEL, and acquiring our first Trial but commercially productive customers from October 2022, which resulted in this $13,468 of revenues for the nine-month period ended June 30, 2023.

As at the end of the fiscal year ended September 30, 2022, the Company was still largely pre-Revenue and only recorded minimal revenues of $109 for the fiscal year ended September 30, 2022 and no revenue for the fiscal year ended 2021, where the Company was almost completely involved only in the research and development of its products and building of its primary customer-facing platform.

Cost of Sales (exclusive of depreciation and amortization)

In the nine month period ended June 30, 2023 and the corresponding period in 2022, no variable costs associated with the generation of revenue was captured by the Company as cost of sales, due to the low volume of the Company’s sales transactions. The primary variable cost component for the generation of our platform revenues, is the cost to compute incurred with our cloud hosting service provider, and the Company is yet to exceed the base consumption volume to head into variable costing by volume consumed. Therefore, the entire base hosting cost is recognized as a Research and Development Expense, reported under General and Administrative Expenses. We expect for the cost to compute will be a more significant variable cost item in the next fiscal year and sales and revenue ramp up.

Therefore, in the nine-month period ending June 30, 2023 and the corresponding period in 2022, we have not begun to recognize the second most significant variable cost component, which is salaries and manpower costs associated with generating revenues from professional services. This is due to the fact that AgileAlgo does not yet have a dedicated consulting team specifically for project work delivery, and is still leveraging development staff to double-hat in fulfilling customer projects, and such manpower time and costs have not been allocated to actual purposes, and are all recognized as the Company’s overall payroll under Research and Development Expenses. Going forward into the new fiscal year 2023/24, the Company is expecting the POC method of accounting for services revenue, in line with US-GAAP requirements, where unit costs comprising fully-loaded costs of employing in-house consultants will be fully maintained and accounted for as variable costs driving revenue generation.

The same is true for the financial years ended September 30, 2022, where the Company only recorded very minimal revenues amounting to $109 and no operating revenue in the fiscal year ended September 30, 2021, Cost of Sales have not been accounted-for the same reasons as stated for the 9-month periods ended June 30, 2023 and 2022 above.

General and Administrative Expenses

General and Administrative expense increased substantially by $46,413 for the nine month period ended June 30, 2023, compared to the corresponding period in 2022 where the Company only spent $6,174 towards General and Administrative Expenses, due to this business combination exercise with Inception Growth Acquisition Limited, where the Company incurred $45,000 up to the nine-month period ended June 30, 2023 in professional fees for financial advisory services pursuant to the business combination provided by Porche Capital Limited.

Prior to this interim financial period above, the Company had incurred $10,343 and $3,736 in General Administrative Expenses for the respective fiscal years ended September 30, 2022 and 2021. The 177% or $6,607 variance between those 2 fiscal years was due to the Company ramping up operations after recovery from the Covid-related lockdown periods, with additional spending on IT and Software tools for staff productivity as well as in support of higher staffing related costs for Research and Development.

Sales and Marketing Expenses

Sales and Marketing costs increased more significantly by $2,711, or 561% in the period ended June 30, 2023 compared to the same period ended June 30, 2022, primarily due to a ramp-up in customer engagement activity as the Company released its Trial version of the platform in September 2022, resulting in a sharp increase in Revenues during this period.

Sales and Marketing expenses increased by $455 or 215% between the fiscal years ended September 30, 2022 and September 30, 2021 respectively, primarily due to a gradual increase in sales and customer engagement activity as they Company was nearing its first commercial Trial release coming closer to September 2022.

Research and Development Expenses

Research and development expenses increased by $14,224, or 40% in the period ended June 30, 2023 compared to the corresponding period ended June 30, 2022. The increase was due to increases in staffing-related costs alone. Research and development expenses increased more significantly by $49,807, or 633% in the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021, due to the Company’s readiness to ramp-up development activity post-Covid lockdowns. This increase is purely due to staffing-related costs and a growing team of developers joining the Company in fiscal 2022.

Depreciation and Amortization

Depreciation expense consists primarily of the fixed line depreciation company assets, such as employee laptop computers and equipment.

Depreciation expense was $1,503 for the fiscal year ended September 30, 2022 compared to $1,280 in the financial year ended September 30, 2021 due to the Company purchasing 2 laptops in the second quarter of the financial year ended September 30, 2021, and whilst taking a fixed line depreciation approach, the pro-rated rate is reflected in fewer months depreciated in 2021. Depreciation expense increased by $90, or 8% for the nine months ended June 30, 2023 compared to the nine months ended June 30, 2022. The increase was due to the additional purchase of a company laptop.

As for amortization, following US-FASB ASC 985-20 the Company is yet to commence the capitalization of development costs in its balance sheet allowable under US-GAAP, and plans to do in fiscal 2023/24, so such earned value may be amortized against revenue as cost of sales going forward.

Other Income, net

Other Income consists only of the Singapore Government’s Job Growth Incentive Grant awarded as an employer’s subsidy during the Covid-19 pandemic by the Inland Revenue Authority of Singapore (IRAS), amounting to $4,954 received in the nine-month period ended June 30, 2022, $4,922 received in the fiscal year ended September 30, 2021, and $4,045 received in the fiscal year ended September 30, 2021.

Save for the above, the Company has no further items received under Other Income for all financial periods relevant to this Section.

Interest Income and Expense

The Company has no interest income and expense for all financial periods relevant to this Section.

Liquidity and Capital Resources

Comparison of the Nine Months Ended June 30, 2023 and 2022, Fiscal Year Ended September 30, 2022 and 2021

The following table shows AgileAlgo’s cash flows provided by (used in) operating activities, investing activities and financing activities for the stated periods:

	For the nine months ended June 30, 2023	For the nine months ended June 30, 2022	Variance	Year ended September 30, 2022	Year ended September 30, 2021	Variance
Operating activities	$(89,460)	$(30,803)	(58,657)	$(51,553)	$(14,703)	(36,850)
Investing activities	(985)	—	(985)	—	(4,553)	4,553
Financing activities	123,260	69,701	53,559	69,701	—	69,701

Operating Activities

Net cash used in operating activities for the nine months ended June 30, 2023 was $89,460 compared to $30,803 used in operating activities for the corresponding period ended June 30, 2021. The increase in cash used for operating activities was due to an overall increase in operating expenses, resulting in an increased net loss of $93,159.

Net cash used in operating activities for the fiscal year ended September 30, 2023 was $51,553 compared to $14,703 used in operating activities for the fiscal year ended September 30, 2021. The increase in cash used for operating activities was due to an overall increase in operating expenses, resulting in an increased net loss of $65,154.

Investing and Financing Activities

As at the nine-month period ended June 30, 2023 and for the fiscal year ended September 30, 2021, the Company has made investing activities by purchase of laptops for $985 and $4,553 in respective periods. The Company entered into a redeemable convertible note with Mr. Seah Chin Siong for the investment sum of $50,000 in April 2023, which was accounted for by the Company as a third-party loan to the Company. The accounting treatment of this equity-linked instrument complies with US-GAAS ASC 480, prior to its actual conversion into 144,456 shares of AgileAlgo as repayment after the nine-month period ended June 30, 2023. As at the nine-month period ended June 30, 2023, $45,000 of the total loan amount was used towards the payment of professional fees related to this business combination. Subsequent to the period ended June 30, 2023, in August 2023, the Company raised a bridge round equity funding of $850,000 (inclusive of the $50,000 redeemable convertible note from Mr. Seah Chin Siong) to fund further development to the Company’s ADA software platform, through the issue of 273,836 ordinary shares in the Company to six (6) new shareholders.

Off-Balance Sheet Arrangements

As at the nine-month period ended June 30, 2023 and the corresponding period ended June 30, 2022, and for the fiscal years ended September 30, 2022 and September 30, 2021, the Company has had no Off-Balance Sheet Arrangements with any party.

INCEPTION GROWTH’S BUSINESS

Overview

Inception Growth Acquisition Limited is a blank check company incorporated in the British Virgin Islands as a business company with limited liability for the purpose of effecting into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Inception Growth’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although Inception Growth currently intends to direct its efforts to identify, acquire, and build a company based in the United States and/or Asia (excluding China) with a focus in the technology, media and telecom (TMT), sports and entertainment, and/or non-gambling gaming sectors. It shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).

Offering Proceeds Held in Trust

On December 13, 2021, Inception Growth consummated its initial public offering (the “IPO”) of 9,000,000 IGTA Units, each IGTA Unit consisting of one share of common stock, par value $0.0001 per share, one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of common stock for $11.50 per share, and one right to receive one-tenth (1/10) of a share of common stock upon consummation of an initial business combination. The IGTA Units were sold at a price of $10.00 per unit, generating aggregate gross proceeds to Inception Growth of $90,000,000.

On December 9, 2021, the underwriters of the IPO fully exercised their over-allotment option, and the closing and sale of an additional 1,350,000 IGTA Units also occurred on December 13, 2021. The issuance by Inception Growth of the over-allotment units at a price of $10.00 per unit resulted in total gross proceeds of $13,500,000.

As of December 13, 2021, a total of $104,535,000 of the net proceeds from the IPO (including the over-allotment) and the Private Placement (as defined below) were deposited in a trust account established for the benefit of Inception Growth’s public stockholders and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Inception Growth’s failure to complete a business combination within the Combination Period.

Simultaneously with the closing of the IPO, Inception Growth consummated the private placement (“Private Placement”) with the Sponsor of 4,721,250 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant, generating total proceeds of $4,721,250. The Private Warrants are identical to the warrants sold in the IPO except that the Private Warrants will be non-redeemable and the shares of common stock issuable upon exercise thereof are entitled to registration rights pursuant to the Registration Rights Agreement, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, our Sponsor has agreed not to transfer, assign, or sell any of the Private Warrants or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days after Inception Growth completes its initial business combination. The Private Warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

As of December 13, 2021, a total of $104,535,000 of the net proceeds from the IPO (including the over-allotment) and the Private Placement were deposited in a trust account established for the benefit of Inception Growth’s public stockholders.

As of September 30, 2023, Inception Growth had approximately $257,167 of unused net proceeds that were not deposited into the Trust Account to pay future general and administrative expenses. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of September 30, 2023, there was approximately $47,635,394 held in the Trust Account.

Because the Private Warrants were issued in a private transaction, the Sponsor and its permitted transferees are allowed to exercise the Private Warrants for cash even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective and receive unregistered shares of common stock. Furthermore, the Sponsor has agreed (A) to vote the shares of common stock underlying the Private Warrants, or

“private shares,” in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Current Charter that would stop its public stockholders from converting or selling their shares to Inception Growth in connection with a business combination or affect the substance or timing of Inception Growth’s obligation to redeem 100% of its public shares if it does not complete a business combination within 21 months from the closing of the IPO unless it provides public stockholders with the opportunity to redeem their public shares from the Trust Account in connection with any such vote, (C) not to convert any private shares for cash from the Trust Account in connection with a stockholder vote to approve Inception Growth’s proposed initial business combination or a vote to amend the provisions of Current Charter relating to stockholders’ rights or pre-business combination activity and (D) that the private shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor transferees as the insider shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the insider shares must agree to, each as described above) until 30 calendar days after the completion of Inception Growth’s initial business combination. If Inception Growth does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless.

If public units or shares are purchased by any of Inception Growth’s directors, officers or Initial Stockholders, they will be entitled to funds from the Trust Account to the same extent as any public stockholder upon its liquidation but will not have redemption rights related thereto.

In accordance with the Current Charter, the amounts held in the Trust Account may only be used by Inception Growth upon the consummation of a business combination, except that there can be released to Inception Growth, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations and up to US$50,000 of such interest may also be released from the Trust Account to pay any liquidation expenses of Inception Growth if applicable. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and Inception Growth’s liquidation. Inception Growth must liquidate unless a business combination is consummated by June 13, 2024 (if Inception Growth extends the period in full, as further described herein).

Inception Growth’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “IGTAU,” “IGTA,” “IGTAW” and “IGTAR,” respectively. Each IGTA Unit consists of one share of common stock, one-half of redeemable warrant and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of the Business Combination. Each whole redeemable warrant entitles the holder to purchase one share of common stock at a price of $11.50 per full share, upon the later of one year after closing of the IPO, or the closing of Inception Growth’s initial business combination. Inception Growth’s units commenced trading on Nasdaq on December 9, 2021. Inception Growth’s shares of common stock, public rights and public warrants underlying the units sold in the IPO commenced trading separately on January 21, 2022 on a voluntary basis on Nasdaq.

Business Combination Activities

On September 12, 2023, Inception Growth entered into the Business Combination Agreement, which provides for the Business Combination, by and among Inception Growth, Purchaser, AgileAlgo, and the Signing Sellers. Pursuant to the terms of the Business Combination Agreement, Inception Growth will merge with and into PubCo resulting in all Inception Growth stockholders becoming shareholders of PubCo. Virtually concurrently therewith, the Share Exchange shall occur, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of AgileAlgo.

In the event that the Business Combination is not consummated by June 13, 2024 (if Inception Growth extends the period in full, as further described herein), Inception Growth will distribute the proceeds held in the Trust Account to its public stockholders, liquidate and dissolve. See section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” for more information.

Since the IPO, Inception Growth’s sole business activity has been identifying and evaluating suitable acquisition transaction candidates.

Redemption Rights

Pursuant to the Current Charter, Inception Growth stockholders (except the Initial Stockholders, including the Sponsor) will be offered the option to redeem their IGTA Shares for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $[*] per ordinary share for Inception Growth stockholders) net of taxes payable in connection with a business combination.

Inception Growth will consummate its initial business combination only if its public stockholders holding less than [*] IGTA Shares elect to redeem their shares for cash based on the financial numbers as of [*], 2023.

The Initial Stockholders, including the Sponsor, do not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

Automatic Liquidation of Trust Account if No Business Combination

Inception Growth’s IPO prospectus dated December 8, 2021 provided that Inception Growth initially had until 15 months after the consummation of the IPO to consummate an initial business combination and may extend such period to a total of 21 months after the consummation of the IPO by depositing certain sum into its trust account. In order to extend the time available for Inception Growth to consummate its initial business combination, its insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account for each three-month extension $575,000, on or prior to the date of the applicable deadline. As approved by its stockholders at the annual meeting of Stockholders held on March 13, 2023, Inception Growth entered into an amendment to the investment management trust agreement, dated December 8, 2021, on March 13, 2023 with Continental Stock Transfer & Trust Company (the “Trust Amendment”), giving Inception Growth the right to extend the time to complete a business combination for a period of six months from March 13, 2023 to September 13, 2023 without having to make any payment to the trust account. Subsequently on September 8, 2023 at a special meeting of stockholders, Inception Growth’s stockholders approved an amendment of Inception Growth’s certificate of incorporation and a further amendment to the Trust Agreement, such that Inception Growth has the right to extend the date by which it has to consummate a business combination by nine times for an additional one (1) month each time from September 13, 2023 to June 13, 2024 by depositing into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of Public Share that has not been redeemed for each one-month extension. On each of September 8, 2023, October 5, 2023 and November 1, 2023, Inception Growth deposited $100,000 into Inception Growth’s trust account in order to extend the amount of time it has available to complete a business combination. Currently, Inception Growth has until December 13, 2023 to complete a business combination.

The amount in the Trust Account will be treated as funds distributable under the Companies Act provided that immediately following the date on which the proposed distribution is proposed to be made, Inception Growth is able to pay its debts as they fall due in the ordinary course of business. If Inception Growth is forced to liquidate the Trust Account, it anticipates that it would distribute to its public stockholders the amount in the Trust Account calculated as of the date that is two days prior to the distribution date (including any accrued interest net of taxes payable). Prior to such distribution, Inception Growth would be required to assess all claims that may be potentially brought against it by its creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over Inception Growth’s public stockholders with respect to amounts that are owed to them. Inception Growth cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Inception Growth’s stockholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event Inception Growth enters an insolvent liquidation. Furthermore, while Inception Growth will seek to have all vendors and service providers (which would include any third parties it engaged to assist it in any way in connection with its search for a target business) and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of the Initial Stockholders and Inception Growth’s officers and directors have agreed to waive its rights to participate in any liquidation of Inception Growth’s Trust Account or other assets with respect to the insider shares and private units and to vote their insider shares, private shares in favor of any dissolution and plan of distribution which Inception Growth submits to a vote of stockholders. There will be no distribution from the Trust Account with respect to Inception Growth’s warrants and rights, which will expire worthless.

If Inception Growth is unable to complete an initial business combination and expend all of the net proceeds of the IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share redemption price from the Trust Account would be $[*].

The proceeds deposited in the Trust Account could, however, become subject to the claims of Inception Growth’s creditors which would be prior to the claims of its public stockholders. Although Inception Growth will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities it engages execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Inception Growth’s public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Inception Growth’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, Inception Growth would perform an analysis of the alternatives available to it if it chose not to engage such third party and evaluate if such engagement would be in the best interest of Inception Growth’s stockholders if such third party refused to waive such claims. Examples of possible instances where Inception Growth may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, Inception Growth’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to it than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inception Growth and will not seek recourse against the Trust Account for any reason.

Soul Venture Partners LLC has agreed that, if it liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by it for services rendered or contracted for or products sold to it in excess of the net proceeds of the IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, Inception Growth cannot assure you that it will be able to satisfy those obligations if it is required to do so. Accordingly, the actual per-share redemption price could be less than $[*] due to claims of creditors. Additionally, if Inception Growth is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inception Growth’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Inception Growth cannot assure you that it will be able to return to its public stockholders at least $[*] per share.

Facilities

Inception Growth maintains its principal executive office at 875 Washington Street, New York, NY 10014 and our telephone number is (315) 636-6638. Such executive offices are provided to Inception Growth by its sponsor. Inception Growth agreed to pay an affiliate of its sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Inception Growth considers its current office space adequate for its current operations.

Employees

Inception Growth has two officers, namely Mr. Cheuk Hang Chow, Chief Executive Officer and Mr. Felix Wong, Chief Financial Officer. These individuals are not obligated to devote any specific number of hours to Inception Growth’s matters but they intend to devote as much of their time as they deem necessary to its affairs until Inception Growth has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Inception Growth’s initial business combination and the stage of the initial business combination process it is in. Inception Growth does not intend to have any full-time employees prior to the completion of its initial business combination.

SELECTED HISTORICAL FINANCIAL INFORMATION OF INCEPTION GROWTH

The following tables set forth summary historical financial data derived from Inception Growth’s audited financial statements for the years ended December 31, 2022 and 2021 and unaudited financial statements and for the nine months ended September 30, 2023 and 2022, each of which is included elsewhere in this proxy statement/prospectus. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). Such financial information should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inception Growth” and Inception Growth’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Year ended December 31, 2022	Year ended December 31, 2021
Income Statement Data:
Operating costs	$(1,068,926)	$(554,131)	$(742,265)	$(182,311)
Interest income, dividend income and change in fair value of warrant liabilities	$2,313,587	$632,633	$1,516,986	$351
Income taxes	$(457,268)	$(118,109)	$(299,230)	—
Net income (loss)	$769,393	$(39,607)	$475,491	$(181,960)
Basic and diluted net income per share, subject to possible redemption	$0.19	$0.01	$0.07	$17.67
Basic and diluted net loss per share, attributable to IGTA	$(0.14)	$(0.05)	$(0.08)	$(4.28)
Weighted average shares outstanding, basic and diluted, subject to possible redemption	5,902,701	10,350,000	10,350,000	616,887
Weighted average shares outstanding, basic and diluted, attributable to IGTA	2,637,500	2,637,500	2,637,500	2,590,480
	September 30, 2023	December 31, 2022	December 31, 2021
Balance Sheet Data:
Total assets	$47,910,061	$106,895,054	$106,305,294
Total liabilities	$20,750,523	$3,187,970	$3,073,701
Ordinary shares subject to possible redemption	$31,495,221	$106,051,986	$104,535,000
Total shareholders’ deficit	$(4,335,683)	$(2,344,902)	$(1,303,407)

The historical results of Inception Growth included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Inception Growth. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inception Growth” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INCEPTION GROWTH

The following discussion and analysis of Inception Growth’s financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Inception Growth’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.

We are a blank check company incorporated as a Delaware corporation on March 4, 2021 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our initial business combination and (pursuant to backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Our sponsor is controlled by its manager, Cheuk Hang Chow.

The issuance of additional shares in connection with an initial business combination to the owners of the target or other investors:

•        may significantly dilute the equity interest of investors in this offering;

•        may subordinate the rights of holders of our common stock if preferred stock is authorized and issued with rights senior to those afforded our common stock;

•        could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our common stock, warrants and/or rights.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•        other purposes and other disadvantages compared to our competitors who have less debt.

Results of Operations

Our entire activity from inception up to December 13, 2022 was in preparation for the initial public offering. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after this period.

For the nine months ended September 30, 2023, we had a net income of $769,393, which was comprised of general and administrative expenses of $1,068,926 and income tax expense of $475,268, offset by dividend income and interest income of $2,313,587.

For the nine months ended September 30, 2022, we had a net loss of $39,607, which was comprised of general and administrative expenses of $554,131 and income tax expense of $118,109, offset by dividend income and interest income of $632,633.

For the year ended December 31, 2022, we had a net income of $475,491, which was comprised of dividend income of $1,217,668 and interest income of $299,318, offset by formation, general and administrative expenses of $742,265 and income taxes of $299,230.

For the period from March 4, 2021 (inception) through December 31, 2021, we had a net loss of $181,960, which was comprised formation, general and administrative expenses of $182,311, offset by dividend income $351.

Liquidity and Capital Resources

As of September 30, 2023, we had cash of $257,167 and investments held in the Trust Account of $47,635,394. As of December 31, 2022, we had cash of $680,812 and investments held in the Trust Account of $106,052,337. Until the consummation of the initial public offering, the only source of liquidity was an initial purchase of ordinary shares by our Sponsor, monies loaned by the Sponsor under a certain unsecured promissory note and advances from our Sponsor. On December 13, 2021, we drew $134,885 against the promissory note and the entire balance was repaid on December 16, 2021.

On December 13, 2021, we consummated the Initial Public Offering of 10,350,000 ordinary units (the “Public Units”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,350,000 Public Units, at $10.00 per Public Unit, generating gross proceeds of $103,500,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 4,721,250 Warrants (the “Private Warrants”) at a price of $1.00 per warrant in a private placement to Soul Venture Partners LLC (the “Sponsor”), generating gross proceeds of $4,721,250.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our initial business combination (less deferred underwriting commissions). We may withdraw interest to pay taxes. We estimate our annual franchise tax obligations, based on the number of shares of our common stock authorized and outstanding after the completion of this offering, to be $200,000, which is the maximum amount of annual franchise taxes payable by us as a Delaware corporation per annum, which we may pay from funds from this offering held outside of the trust account or from interest earned on the funds held in our trust account and released to us for this purpose. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the interest earned on the amount in the trust account will be sufficient to pay our income and franchise taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us approximately $1,100,000 of proceeds held outside the trust account. We will use these funds to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

The Company initially had 15 months from the consummation of this offering to consummate the initial business combination. If the Company does not complete a business combination within 15 months from the consummation of the Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to 27 months from the consummation of the Public Offering to complete a business combination). The Company is unable to consummate the Company’s initial business combination by September 13, 2023 (unless further extended), the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

As approved by its stockholders at the annual meeting of Stockholders held on March 13, 2023, Inception Growth entered into an amendment to the investment management trust agreement, dated December 8, 2021 (the “Trust Agreement”), on March 13, 2023 with Continental Stock Transfer & Trust Company, giving Inception Growth the right to extend the time to complete a business combination for a period of six months from March 13, 2023 to September 13, 2023 without having to make any payment to the trust account.

On March 13, 2023, in connection with the stockholders vote at the Annual Meeting, 5,873,364 shares of common stock were redeemed by certain shareholders at a price of approximately $10.29 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $60,411,251.

Subsequently on September 8, 2023 at a special meeting of stockholders, Inception Growth’s stockholders approved an amendment of Inception Growth’s certificate of incorporation and a further amendment to the Trust Agreement, such that Inception Growth has the right to extend the date by which it has to consummate a business combination by nine times for an additional one (1) month each time from September 13, 2023 to June 13, 2024 by depositing into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of Public Share that has not been redeemed for each one-month extension. On each of September 8, 2023, October 5, 2023 and November 1, 2023, Inception Growth deposited $100,000 into Inception Growth’s trust account in order to extend the amount of time it has available to complete a business combination. Currently, Inception Growth has until December 13, 2023 to complete a business combination.

In connection with the stockholders vote at the special meeting on September 8, 2023, 1,525,745 shares of common stock were redeemed by certain shareholders at a price of approximately $10.58 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $16,140,172.72.

The Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern due to business combination is not consummated by December 13, 2023 (unless further extended). These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of September 30, 2023 and December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for general and administrative services, including office space, utilities and administrative services to us. We began incurring these fees on December 4, 2021 and will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation. Also, we are committed to the below:

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Public Offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to us (or underlying securities) can elect to exercise these registration rights at any time after we consummate a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We are committed to pay the Deferred Fee committed to pay the Deferred Discount of the Initial Public Offering, to the underwriter upon the Company’s consummation of the business combination. The deferred fee can be paid in cash.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any significant accounting policies.

•        Warrant accounting

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

As the warrants issued upon the IPO and private placements meet the criteria for equity classification under ASC 480, therefore, the warrants are classified as equity.

•        Common stock subject to possible redemption

We account for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stocks subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stocks (including common stocks that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, common stocks are classified as stockholders’ equity. Our common stocks feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of our control.

•        Offering costs

We comply with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

•        Net loss per share

We calculate net loss per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to the redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of IGTA and AgileAlgo adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of September 30, 2023, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2023 and the year ended September 30, 2022, give pro forma effect to the Business Combination as if it had occurred on October 1, 2021. This information should be read together with AgileAlgo’s and IGTA’s respective audited and unaudited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IGTA” and other financial information included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of September 30, 2023, has been prepared using the following:

•        AgileAlgo’s unaudited balance sheet as of June 30, 2023, as included elsewhere in this registration statement; and

•        IGTA’s unaudited condensed balance sheet as of September 30, 2023 as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2023, has been prepared using the following:

•        AgileAlgo’s unaudited statement of operations for the nine months ended June 30, 2023, as included elsewhere in this registration statement; and

•        IGTA’s unaudited condensed statement of operations for the nine months ended September 30, 2023 as included elsewhere in this registration statement; and

The unaudited pro forma combined statement of operations for the year ended September 30, 2022, has been prepared using the following:

•        AgileAlgo’s audited statement of operations and comprehensive income for the year ended September 30, 2022, as included elsewhere in this registration statement; and

•        IGTA’s unaudited condensed statement of operations for the nine months ended September 30, 2022 as included elsewhere in this registration statement (three months ended December 31, 2021, information added to pro forma condensed financial statements in line with AgileAlgo’s audited fiscal year end); and

IGTA’s historical statement of operations for the quarter ended December 31, 2021 was derived by subtracting the nine months ended September 30, 2021 as disclosed in the related Form 10-Q, from the twelve months ended December 31, 2021 as disclosed in related Form 10-K.

Description of the Business Combination

On September 12, 2023, Inception Growth has entered into a Business Combination Agreement with IGTA Merger Sub Limited, a British Virgin Islands company and wholly owned subsidiary of IGTA (such company before the Redomestication Merger is sometimes referred to as the “Purchaser” and upon and following the Redomestication Merger (as defined below) is hereinafter sometimes referred to as “PubCo”), AgileAlgo Holdings Ltd., a British Virgin Islands company (“AgileAlgo” or the “Company”), and certain shareholders of AgileAlgo (the “Signing Sellers”), and which agreement may also be thereafter executed by each of the other shareholders of AgileAlgo (such shareholders, together with the Signing Sellers, the “Sellers”) in one or more joinder agreements, (collectively, the “Seller Joinders”) (such agreement together with the Seller Joinders, as it may be amended from time to time, the “Business Combination Agreement”), which provides for a Business Combination between Inception Growth and AgileAlgo. Pursuant to the Business Combination Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Business Combination Agreement by the stockholders of Inception Growth, Inception Growth will merge with and into Purchaser, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); and (ii) substantially concurrently with the Redomestication Merger, the shareholders of AgileAlgo will exchange all of their ordinary shares of AgileAlgo (the “Purchased Shares”) for an aggregate of fourteen million (14,000,000) ordinary shares of PubCo (“PubCo Ordinary Shares”), valued at $10.00 each, for a total of One Hundred Forty Million Dollars ($140,000,000) (the “Closing Consideration Shares”), plus an additional two million (2,000,000) PubCo Ordinary Shares, for a total of Twenty Million Dollars ($20,000,000) as additional contingent consideration (“Earnout Consideration Shares”) (such exchange, the “Share Exchange”, collectively with the Redomestication Merger, the “Business Combination”).

Consideration

The aggregate consideration for the Share Exchange (the “Exchange Consideration”) is up to One hundred Sixty Million Dollars ($160,000,000), and is comprised of a closing payment equal to One Hundred Forty Million Dollars ($140,000,000) (the “Closing Consideration Payment”) and an earnout component under which up to an additional Twenty Million Dollars ($20,000,000) of consideration may be paid in the future, contingent on the achievement of certain performance milestones which are further described herein (the “Earnout Consideration”). The PubCo Ordinary Shares, if any, that are issued as Earnout Consideration are defined herein as the “Earnout Consideration Shares”. The Closing Consideration Payment will be made in the form of fourteen million (14,000,000) newly issued PubCo Ordinary Shares valued at $10.00 per share (the “Closing Consideration Shares”) which shall be issued at the Closing. In addition, [*] PubCo Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Share Exchange, AgileAlgo will become a wholly owned subsidiary of PubCo.

The Earnout

Additionally, the former AgileAlgo shareholders may be entitled to receive up to 2,000,000 PubCo Ordinary Shares in the future (“Earnout Consideration Shares”), contingent upon the achievement by PubCo of certain performance milestones. All of the Earnout Consideration Shares will be released to the AgileAlgo shareholders if PubCo’s consolidated gross revenues as reported in the Purchaser’s quarterly reports on Form 10-Q and/or annual report on Form 10-K as filed with the SEC (the “Gross Revenues”) equal or exceed $15,000,000 (the “Full Earnout Target”) during the three (3) fiscal quarter period beginning on October 1, 2024 (the “Earnout Period”). If PubCo’s Gross Revenues during the Earnout Period are greater than $7,500,000 (the “Minimum Earnout Target”) but less than the Full Earnout Target, then a portion of the Earnout Consideration Shares, expressed as a percentage, equal to (i) (A) the Gross Revenues minus (B) the Minimum Earnout Target, divided by (ii) (A) the Full Earnout Target less (B) the Minimum Earnout Target shall vest and be payable from the Escrow Account to the Sellers. If the Gross Revenues during the Earnout Period are less than the Minimum Earnout Target, then all of the Earnout Consideration Shares will be surrendered to PubCo and no Earnout Consideration will be paid.

The Sellers will have all voting rights in respect to the Earnout Consideration Shares, and to receive dividends thereon, while the Earnout Consideration Shares are held in escrow.

AgileAlgo accounts for the Earnout Consideration Shares as either equity-classified or liability-classified instruments based on an assessment of the Earnout Consideration Shares specific terms and applicable authoritative guidance in IFRS 2, as defined below. AgileAlgo has preliminarily determined that the Earnout Consideration Shares are indexed to AgileAlgo stock and are therefore not precluded from equity classification. Such accounting determination will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. If the Earnout Consideration Shares are later determined to be liability-classified instruments, AgileAlgo Corporation would recognize subsequent changes in the fair value of such Earnout Consideration Shares within earnings at each reporting period during the earnout period.

The accounting treatment of the Earnout Consideration Shares have been recognized at fair value upon the Closing and classified in shareholders’ equity. Because the Earnout recipients are not required to provide future services to AgileAlgo and would not forfeit the Earnout Consideration Shares if AgileAlgo terminated their employment, the Earnout condition is considered to be a non-vesting condition rather than a market or service condition. This should be recognized irrespective of whether those non-vesting conditions are satisfied. AgileAlgo will include in its estimate of that grant date fair value, the reduction of that value as a result of the contingent awards. This adjustment to the grant date fair value of the IFRS 2 expense would not be adjusted after the Closing Date, regardless of whether the Earnout share price, market capitalization, or net profit after tax targets are achieved or not. Therefore, at the date of the share-based payment representing the listing service, AgileAlgo would need to include, in its estimate of that grant date fair value, the reduction of that value as a result of the contingent awards. The Earnout Consideration Shares will have no bearing upon basic earnings per share until the Earnout Consideration Shares actually vest.

Anticipated Accounting Treatment

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by U.S. GAAP, linking the effects of the Business Combination, described above, to IGTA and AgileAlgo historical financial statements (“Transaction Accounting Adjustments”).

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, IGTA is treated as the “acquired” company, while AgileAlgo is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of AgileAlgo expecting to have a majority of the voting power of the post-combination company, AgileAlgo’s senior management comprising all of the senior management of the Post-Combination Company, the relative size of AgileAlgo compared to IGTA, and AgileAlgo’s operations comprising the ongoing operations of the Post-Combination Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgileAlgo issuing shares for the net assets of IGTA, accompanied by a recapitalization. The net assets of IGTA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgileAlgo.

AgileAlgo has been designated as the accounting acquirer and has a fiscal year end of September 30. Upon the closing of business combination, the surviving public entity will choose to change the fiscal year end of September 30, to align with the accounting acquirer.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the Post-Combination Company will experience. AgileAlgo and IGTA have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information has been prepared assuming three alternative levels of redemption into cash of IGTA’s ordinary shares:

•        Scenario 1 — Assuming actual redemptions for cash:    This presentation reflects the actual redemption of 1,525,745 IGTA ordinary shares on September 11, 2023, for an aggregate redemption payment of $16.1 million and assumes that no other IGTA shareholders exercise redemption rights all IGTA ordinary shares previously subject to possible redemption amounting to $31.5 million would be transferred to permanent equity. The settlement of the deferred underwriter payment will be 2.5% of the cash remaining in the Trust Account after completion of redemptions subject to a minimum of $1,000,000.

•        Scenario 2 — Assuming interim redemptions of 1,475,446 ordinary shares for cash:    This presentation reflects the actual redemption of 1,525,745 IGTA ordinary shares on September 11, 2023, for an aggregate redemption payment of $16.1 million and assumes that interim number of shares are redeemed for cash by the IGTA shareholders, $15.7 million would be paid out in cash. The $15.7 million, or 1,475,446 ordinary shares, represents the interim redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from IGTA’s trust account, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on September 30, 2023. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the interim redemptions.

•        Scenario 3 — Assuming maximum redemptions of 2,950,891 ordinary shares for cash:    This presentation reflects the actual redemption of 1,525,745 IGTA ordinary shares on September 11, 2023, for an aggregate redemption payment of $16.1 million and assumes that the maximum number of ordinary shares are redeemed for cash by the IGTA shareholders, $30.9 million would be paid out in cash. The $31.7 million, or 2,950,891 ordinary shares, represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from IGTA’s trust account, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on September 30, 2023. Scenario 3 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 16,000,000 PubCo Ordinary Shares to be issued to AgileAlgo’s shareholders under Scenarios 1, 2, and 3.

As a result of the Business Combination, assuming (i) the IGTA shareholders do not exercise their redemption rights or dissenter rights, (ii) there is no exercise of the PubCo Warrants, (iii) the Notes have not been converted, (iv) the AgileAlgo Convertible Notes have been issued and converted, (v) none of the Initial Stockholders or AgileAlgo shareholders purchase IGTA Ordinary Shares in the open market, and (vi) there are no other issuances of equity by IGTA prior to or in connection with the consummation of the Business Combination, IGTA’s sponsor will own approximately 5.22% of the issued share capital of PubCo, IGTA’s current directors and officers will own approximately 0.52% of the issued share capital of PubCo, IGTA’s current public shareholders will own approximately 22.96% of the issued share capital of PubCo, underwriter will own approximately 0.22% of the issued share capital of PubCo, AgileAlgo’s Private Placement Investors will own approximately 1.20% of the issued share capital of PubCo and AgileAlgo’s shareholders will own approximately 69.88% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Earnout Consideration Shares).

If 2,950,891 ordinary shares are redeemed for cash, which assumes the maximum redemption of IGTA ordinary shares, AgileAlgo’s shareholders will own approximately 80.22% of the issued share capital of PubCo (comprising 100% of the Merger Consideration Shares, which includes the Earnout Consideration Shares), AgileAlgo’s Private Placement Investors will own approximately 1.37% of the issued share capital of PubCo, underwriter will own approximately 0.25% of the issued share capital of PubCo, IGTA’s sponsor will own approximately 6.00% of the issued share capital of PubCo, IGTA’s current directors and officers will own approximately 0.60% of the issued share capital of PubCo, and IGTA’s current public shareholders will own 11.56% of the issued share capital of PubCo. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by each of the persons above, will be different.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET
(in US$ thousands, except share and per share amounts)

	9/30/2023	6/30/2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) IGTA (historical)	(B) AgileAlgo (historical)	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$132	$72	$31,695	(3)	$31,849	31,695	(3)	$16,106	$31,695	(3)	$154
			(100)	(1)		(100)	(1)		(100)	(1)
			(1,000)	(5a)		(1,000)	(5b)		(1,000)	(5b)
			—	(5a)		(15,743)	(5b)		(31,695)	(5b)
			850	(7)		850	(7)		850	(7)
			200	(9)		200	(9)		200	(9)
Cash in escrow	125	—	(100)	(1)	25	(100)	(1)	25	(100)	(1)	25
Accounts receivable	—	4	—		4	—		4	—		4
Prepaid expenses and other current asset	18	6	—		24	—		24	—		24
Total Current Assets	275	82	31,545		31,902	15,802		16,159	(150)		207

Non-current assets:
Cash and investment held in Trust account	47,635	—	200	(1)	—	200	(1)	—	200	(1)	—
			(16,140)	(2)		(16,140)	(2)		(16,140)	(2)
			(31,695)	(3)		(31,695)	(3)		(31,695)	(3)
Property, plant and equipment	—	2	—		2	—		2	—		2
Total non-current assets	47,635	2	(47,635)		2	(47,635)		2	(47,635)		2
Total Assets	$47,910	$84	$(16,090)		$31,904	(31,833)		$16,161	$(47,785)		$209

Liabilities and shareholders’ (deficit) equity:
Current liabilities:
Common stock redemption liabilities	$16,140	$—	$(16,140)	(2)	$—	(16,140)	(2)	$—	(16,140)	(2)	$—
Accrued liabilities and other payable	995	$24	1,350	(4)	$2,369	1,350	(4)	2,526	1,350	(4)	2,686
						157	(5b)		317	(5c)
Goods and services tax payable	—	1	—		1	—		1	—		1
Note payable	—	—	850	(7)	200	850	(7)	200	850	(7)	200
			(850)	(8)		(850)	(8)		(850)	(8)
			200	(9)		200	(9)		200	(9)
Due to related parties	253	—	—		253	—		253	—		253
Income tax payable	775	—	—		775	—		775	—		775
Total current liabilities	18,163	25	(14,590)		3,598	(14,433)		3,755	(14,273)		3,915

Non-current liabilities:
Loan and borrowings	—	123	—		123	—		123	—		123
Deferred underwriting compensation	2,587	—	(2,587)	(5a)	—	(2,587)	(5b)	—	(2,587)	(5c)	—
Total non-current liabilities	2,587	123	(2,587)		123	(2,587)		123	(2,587)		123
Total liabilities	20,750	148	(17,177)		3,721	(17,020)		3,878	(16,860)		4,038

____________

(A)     Derived from unaudited balance sheet of IGTA as of September 30, 2023, as part of its unaudited financial statements for the nine months ended September 30, 2023 and 2022.

(B)     Derived from unaudited balance sheet of AgileAlgo as of June 30, 2023, as part of its unaudited financial statements for the nine months ended June 30, 2023 and 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET — (Continued)
(in US$ thousands, except share and per share amounts)

	9/30/2023	6/30/2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(A) IGTA (historical)	(B) AgileAlgo (historical)	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet
Commitments and contingencies
Ordinary shares, subject to possible redemption: 2,950,891 shares as of September 30, 2023 (at redemption value)	31,495	—	(31,495)	(5a)	—	(31,495)	(5b)	—	(31,495)	(5c)	—
Shareholders’ equity (deficit)
Shares in escrow	—	—	—	(6)	—	—	(6)	—	—	(6)	—
Ordinary share	—	106	(106)	(5a)	2	(106)	(5b)	2	(106)	(5c)	2
			1	(5a)		1	(5b)		—	(5c)
			1	(6)		1	(6)		2	(6)
			—	(8)		—	(8)		—	(8)
Additional paid-in capital	—	—	33,189	(5a)	28,351	17,446	(5b)	12,451	1,494	(5c)	(3,661)
			—			(157)	(5b)		(317)	(5c)
			(4,338)	(6)		(4,338)	(6)		(4,338)	(6)
			(1,350)	(4)		(1,350)	(4)		(1,350)	(4)
			850	(8)		850	(8)		850	(8)
Accumulated deficit	(4,335)	(174)	4,335	(6)	(174)	4,335	(6)	(174)	4,335	(6)	(174)
Accumulated other comprehensive income	—	4	—		4	—		4	—	(6)	4
Total shareholders’ equity (deficit)	(4,335)	(64)	32,582		28,183	16,682		12,283	570		(3,829)
Total liabilities and shareholders’ equity (deficit)	$47,910	$84	$(16,090)		$31,904	(31,833)		16,161	(47,785)		$209

____________

(A)     Derived from unaudited balance sheet of IGTA as of September 30, 2023, as part of its unaudited financial statements for the nine months ended September 30, 2023 and 2022.

(B)     Derived from unaudited balance sheet of AgileAlgo as of June 30, 2023, as part of its unaudited financial statements for the nine months ended June 30, 2023 and 2022.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
(in US$ thousands, except share and per share amounts)

	Nine months ended September 30, 2023	Nine months ended June 30, 2023	Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(C) IGTA (historical)	(D) AgileAlgo (historical)	Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments		Pro Forma Income Statement
Total revenue	—	13	—		13	—		13	—		13
Total cost of revenue	—	—	—		—	—		—	—		—
Gross profit	—	13	—		13	—		13	—		13

Operating expenses:
General and administrative	1,069	106	(90)	(2)	1,086	(90)	(2)	1,086	(90)	(2)	1,086
Income (loss) from operations	(1,069)	(93)	90		(1,073)	90		(1,073)	90		(1,073)
Other income (expense):
Dividend income	2,313	—	(2,313)	(1)	—	(2,313)	(1)	—	(2,313)	(1)	—
Total other income (expense), net	2,313	—	(2,313)		—	(2,313)		—	(2,313)		—
Income (loss) before income taxes	1,245	(93)	(2,223)		(1,073)	(2,223)		(1,073)	(2,223)		(1,073)
Income tax expense	(475)	—	—		(475)	—		(475)	—		(475)
Net income (loss)	$769	$(93)	$(2,223)		$(1,548)	$(2,223)		$(1,548)	$(2,223)		$(1,548)

Basic and diluted weighted average ordinary shares outstanding, common stock subject to possible redemption	5,902,701	1,500,000			22,897,227			21,421,782			19,946,336
Basic and diluted net income (loss) per ordinary shares, common stock subject to possible redemption	$0.19	$(0.06)			$(0.07)			$(0.07)			$(0.08)
Basic and diluted weighted average ordinary shares outstanding, common stock attributable to IGTA	2,637,500	—			—			—			—
Basic and diluted net income (loss) per ordinary shares, common stock attributable IGTA	(0.14)	—			—			—			—

____________

(C)     Derived from unaudited statements of operations for the nine months ended September 30, 2023 and unaudited statements of operations for the nine months ended September 30, 2022;

(D)     Derived from unaudited statement of operation of AgileAlgo, as part of its unaudited financial statements for the nine months ended June 30, 2023.

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2022
(in US$ thousands, except share and per share amounts)

			Scenario 1 Assuming Actual Redemptions into Cash			Scenario 2 Assuming Interim Redemptions into Cash			Scenario 3 Assuming Maximum Redemptions into Cash
	(C) IGTA (historical)	(D) AgileAlgo (historical)	Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments		Pro Forma Income Statement	Transaction Accounting Adjustments		Pro Forma Income Statement
Total revenue	—	—	—		—	—		—	—		—
Total cost of revenue	—	—	—		—	—		—	—		—
Gross profit	—	—	—		—	—		—	—		—

Operating expenses:
General and administrative	646	70	(100)	(2)	616	(100)	(2)	616	(100)	(2)	616
Income (loss) from operations	(646)	(70)	100		(616)	100		(616)	100		(616)
Other income (expense):
Dividend income	334	—	(334)	(1)	—	(334)	(1)	—	(334)	(1)	—
Interest income	299	—	(299)	(1)	—	(299)	(1)		(299)	(1)	—
Other income	—	5	—		5	—		5	—		5
Total other income (expense), net	633	5	(633)		5	(633)		5	(633)		5
Income (loss) before income taxes	(13)	(63)	(533)		(611)	(533)		(611)	(533)		(611)
Income tax expense	(118)	—	—		(118)	—		(118)	—		(118)
Net income (loss)	$(131)	$(63)	$(533)		$(729)	$(533)		$(729)	$(533)		$(729)

Basic and diluted weighted average ordinary shares outstanding, common stock subject to possible redemption	10,350,000	987,671			22,897,227			21,421,782			19,946,336
Basic and diluted net income (loss) per ordinary shares, common stock subject to possible redemption	$0.01	$(0.06)			$(0.03)			$(0.03)			$(0.04)
Basic and diluted weighted average ordinary shares outstanding, common stock attributable to IGTA	2,637,500	—			—			—			—
Basic and diluted net income (loss) per ordinary shares, common stock attributable IGTA	(0.05)	—			—			—			—

____________

(C)     Derived from audited statement of operations of IGTA for the year ended December 31, 2021, and unaudited statements of operations for the nine months ended September 30, 2022 and 2021;

(D)     Derived from audited statement of operation of AgileAlgo, as part of its audited financial statements for the year ended September 30, 2022.

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, IGTA is treated as the “acquired” company, while AgileAlgo is treated as the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgileAlgo issuing shares for the net assets of IGTA, accompanied by a recapitalization. The net assets of IGTA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgileAlgo.

The unaudited pro forma combined balance sheet as of September 30, 2023, gives pro forma effect to the Business Combination and related transactions as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the period ended September 30, 2023 and the year ended September 30, 2022, give pro forma effect to the Business Combination and the related transactions as if it had occurred as of October 1, 2021. IGTA and AgileAlgo have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        AgileAlgo’s unaudited balance sheet as of June 30, 2023, as included elsewhere in this registration statement;

•        AgileAlgo’s unaudited statement of operations for the nine months ended June 30, 2023, as included elsewhere in this registration statement;

•        IGTA’s unaudited balance sheet as of September 30, 2023, as included elsewhere in this registration statement;

•        IGTA’s unaudited statement of operations for the nine months ended September 30, 2023 as included elsewhere in this registration statement;

•        IGTA’s audited statement of operations for the year ended December 31, 2022 as included elsewhere in this registration statement (nine months ended September 30, 2022 financial information deducted from pro forma condensed financial statements in line with AgileAlgo’s financial period end);

•        other information relating to AgileAlgo and IGTA contained in this registration statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal No. 1 — The Business Combination Proposal” and “Proposal No. 2 — The Amendment Proposal”; and

•        the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IGTA” and other financial information included elsewhere in this registration statement.

The management of each of IGTA and AgileAlgo have made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this registration statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

On August 29, 2023, an aggregate of 273,836 AgileAlgo ordinary shares were issued to certain investors upon conversion of $850,000 of AgileAlgo Convertible Notes, which were issued in April, July and August 2023, to those investors. Those 273,836 AgileAlgo ordinary shares will be exchanged to PubCo Ordinary Shares upon the completion of the Business Combination. The proceeds of the AgileAlgo Convertible Notes are to fund the Business Combination and related transactions and for general corporate purposes. The PubCo Ordinary Shares issuable upon the exchange of the AgileAlgo ordinary shares are included in the number of issued and outstanding shares of PubCo Common Stock upon closing of the Business Combination.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). AgileAlgo has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

IGTA and AgileAlgo have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023, are as follows:

(1)    Reflects each extension fee of $100,000 paid into Trust Account in order to extend times to complete a business combination in October and November 2023.

(2)    Reflects settlement of actual redemption of 1,525,745 IGTA ordinary shares at a redemption price of approximately $10.58 per share, in an aggregate principal amount of $16.1 million.

(3)    Reflects the release of cash from marketable securities held in IGTA’s trust account.

(4)    Reflects an adjustment of $1.5 million was determined to be deferred offering costs and offset to additional-paid-in capital.

(5a)   In Scenario 1, this presentation reflects the actual redemption of 1,525,745 IGTA ordinary shares on September 11, 2023, for an aggregate redemption payment of $16.1 million and assumes no other IGTA public shareholders exercise their redemption rights, all IGTA ordinary shares previously subject to possible redemption amounting to $31.6 million would be transferred to additional paid-in capital.

The settlement of the deferred underwriter fee will be equal to $0.25 (2.5%) of the cash remaining in the Trust Account after completion of redemptions which is subject to minimum cash fee of $1,000,000, or $1.6 million of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $1,000,000 will be paid upon the completion of business combination.

(5b)  In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes the interim number of 1,475,446 IGTA ordinary shares are redeemed for cash by IGTA shareholders, $15.7 million would be paid out in cash and the remaining IGTA ordinary shares previously subject to possible redemption amounting to $15.8 million would be transferred to additional paid-in capital.

The settlement of the deferred underwriter fee will be equal to $0.25 (2.5%) of the cash remaining in the Trust Account after completion of redemptions which is subject to minimum cash fee of $1,000,000, or $1.6 million of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $1,000,000 will be paid upon the completion of the Business Combination.

Reflects accrual 1% excise tax amounting to $157,430 on interim number of 1,475,446 IGTA ordinary shares are redeemed for cash.

(5c)   In Scenario 3, which assumes the same facts as described in Scenario 1 above, but also assumes the maximum number of 2,950,891 IGTA ordinary shares are redeemed for cash by IGTA shareholders, $31.7 million would be paid out in cash.

The settlement of the deferred underwriter fee will be equal to $0.25 (2.5%) of the cash remaining in the Trust Account after completion of redemptions which is subject to minimum cash fee of $1,000,000, or $1.6 million of discount and charged to the additional paid-in capital. The net deferred underwriter fee of $1,000,000 will be paid upon the completion of the Business Combination.

The $31.7 million, which is the amount required to redeem 2,950,891 IGTA ordinary shares, represents the maximum redemption, including the cash to be released from IGTA’s trust account, after giving effect to the settlement for estimated transaction expenses and payments to redeeming shareholders based on the consummation of the Business Combination.

Reflects 1% excise tax amounting to $316,952 on interim number of 2,950,891 IGTA ordinary shares are redeemed for cash.

(6)    Reflects recapitalization of AgileAlgo’s equity through the issuance of 16,000,000 Post-Combination Company ordinary shares (assuming a redemption price of $10 per share) to AgileAlgo‘s shareholders as the consideration for reverse recapitalization and the elimination of IGTA’s historical accumulated deficit.

(7)    Reflects the gross proceeds of $850,000 AgileAlgo Convertible Notes.

(8)    Reflects the conversion of the AgileAlgo Convertible Notes into 273,836 shares upon the completion of the Business Combination.

(9)    Reflects issuance of the IGTA Note Payable of $300,000 for daily operating use.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023, are as follows:

(1)    Represents an adjustment to eliminate interest income and dividend income related to cash, cash equivalents and marketable securities held in IGTA’s trust account.

(2)    Represents an adjustment to eliminate a monthly administrative service fee of $10,000 payable to Soul Venture Partners LLC commencing from October 1, 2022, which will be terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended September 30, 2022, are as follows:

(1)    Represents an adjustment to eliminate interest income and dividend income related to cash, cash equivalents and marketable securities held in IGTA’s trust account.

(2)    Represents an adjustment to eliminate a monthly administrative service fee of $10,000 payable to Soul Venture Partners LLC commencing from December 13, 2021, which will be terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

Earnings per share

Represents the earnings per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since October 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)	Scenario 2 Combined (Assuming Interim Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Pro forma net loss (US$ thousand)	$(1,548)	$(1,548)	$(1,548)
Weighted average shares outstanding – basic	22,897,227	21,421,782	19,946,336
Weighted average shares outstanding – diluted	22,897,227	21,421,782	19,946,336
Net loss per share – basic	$(0.07)	$(0.07)	$(0.08)
Net loss per share – diluted	$(0.07)	$(0.07)	$(0.08)
Weighted average shares calculation, basic and diluted
IGTA public shares	2,950,891	1,475,446	—
IGTA shares held by public stockholders	1,271,510	1,271,510	1,271,510
IGTA shares held by the directors	120,000	120,000	120,000
IGTA shares held by Sponsor	1,195,990	1,195,990	1,195,990
IGTA public rights	1,035,000	1,035,000	1,035,000
Representative shares	50,000	50,000	50,000
PubCo ordinary shares issued in the Business Combination to AgileAlgo shareholders#	16,000,000	16,000,000	16,000,000
PubCo ordinary shares issued in the Business Combination to AgileAlgo Private Placement Investors	273,836	273,836	273,836
	Scenario 1 Combined (Assuming Actual Redemptions Into Cash)	Scenario 2 Combined (Assuming Interim Redemptions Into Cash)	Scenario 3 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares outstanding, basic and diluted	22,897,227	21,421,782	19,946,336
Percent of shares owned by existing AgileAlgo shareholders	69.88%	74.69%	80.22%
Percent of shares owned by existing IGTA public shareholders	22.96%	17.66%	11.56%
Percent of shares owned by IGTA’s Sponsor	5.22%	5.58%	6.00%
Percent of shares owned by IGTA’s directors	0.52%	0.56%	0.60%
Percent of shares owned by underwriter	0.22%	0.23%	0.25%
Percent of shares owned by AgileAlgo Private Placement Investors	1.20%	1.28%	1.37%
	100.00%	100.00%	100.00%

____________

#        including the additional 2,000,000 Earnout Consideration Shares

For the nine months ended September 30, 2023, the diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the combined entity’s net loss position. As 5,175,000 and 4,721,250 IGTA ordinary shares underlying the public and private warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under the above three scenarios.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF INCEPTION GROWTH

Current Directors and Executive Officers of Inception Growth

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Cheuk Hang Chow	39	Chief Executive Officer, Director and Chairman of the Board
Felix Yun Pun Wong	56	Chief Financial Officer and Director
Michael Lawrence Coyne	35	Director
Albert Chang	35	Director
Ms. Xu	40	Director

Cheuk Hang Chow.    Mr. Chow has been serving as our Chief Executive Officer since February 17, 2023. He has almost a decade of C-suite leadership and business development experience in several industries including technology, media and entertainment. From January 2022 to November 2022, Mr. Chow was the CEO of MetaOne Limited, a non-fungible token (NFT) asset management platform based in Asia. Prior to that, from August 2015 to December 2021, he served as CEO to China Creative Digital Entertainment Limited (formerly HMV Digital China Group), an investment holding company principally engaged in media and entertainment businesses in East Asia. Concurrently, from December 2016 to September 2021, Mr. Chow was also Chief Financial Officer (CFO) and Executive Director to China Food and Beverage Group Limited (HKG:8272), an investment holding company principally engaged in operating restaurant businesses in Hong Kong. Apart from these roles, he has also served as an independent non-executive director to game developer and service provider company ME2ZEN Limited (950190.KQ) from February 2019 to January 2021, and to China Food and Beverage Group Limited (HKG:8272) from December 2016 to December 2021. From September 2010 to December 2013, Mr. Chow worked as a finance manager in AV Concept Holdings Limited, a leading marketing and distribution company for semiconductors and electronic components, and before that, from February 2009 to September 2010, he was with financial and public relations consultancy Wonderful Sky Financial Group (01260.HK) as an Investor Relations associate. He started his career in Risk Advisory at KPMG from December 2007. Mr. Chow earned his Bachelor of Engineering degree from the University of Hong Kong in August 2007. We believe that Mr. Chow is qualified to serve on our board of directors based on his extensive leadership experience and his network in the technology, media and entertainment industries.

Felix Yun Pun Wong.    Mr. Wong has been serving as our Chief Financial Officer since April 9, 2021. He has years of executive experience with multiple leadership positions and a track record in helping private companies enter the public market. He has been the principal of Ascent Partners Advisory Service Limited, a finance advisory firm, since March 2020. From November 2017 to December 2020, Mr. Wong held the position of chief financial officer at Tottenham Acquisition I Limited, a publicly listed special purpose acquisition corporation (NASDAQ: TOTA), which merged with Clene Nanomedicine Inc. (NASDAQ: CLNN) in December 2020. From August 2015 to September 2017, he has served as chief financial officer at Raytron Technologies Limited, a leading Chinese national high-tech enterprise. His main responsibilities include overseeing the financial functions of the firm, assisting in establishing corporate ventures for investment, and working on deal origination of new businesses in the corporate group. Prior to that, he was chief financial officer and executive director of Tsing Capital from January 2012 to July 2015, where he managed four funds with a total investment amount of US$600 million and focused on environmental and clean technology investments. Mr. Wong also served as senior director and chief financial officer of Spring Capital, a US$250 million fund, from October 2008 until June 2011. Additionally, Mr. Wong was the chief financial officer of Natixis Private Equity Asia from November 2006 till October 2008 and an associate director of JAFCO Asia from March 2002 to October 2006. Mr. Wong was a finance manager for Icon Medialab from July 2000 to December 2001, a senior finance manager of Nielsen from August 1998 to July 2000, Planning-Free Shopper from April 1992 to August 1998 and an auditor at PricewaterhouseCoopers from August 1989 until March 2000. Mr. Wong earned his Masters of Business degree in 2003 from Curtin University in Australia and a Professional Diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University in 1989. We believe that Mr. Wong is qualified to serve on our board of directors based on his extensive experience in venture capital and with public companies.

Michael Lawrence Coyne.    Mr. Coyne has been serving as our independent director since February 17, 2023. He has 8 years of extensive capitals markets, business development, and deal origination experience. Since January 2023, Mr. Coyne has been serving as a Principal and Head of Capital Markets in the financial advisory firm Benjamin Securities. From February 2018 to January 2023, Mr. Coyne was a partner and Head of Capital Markets at Ingalls & Snyder, LLC, an investment advisory firm. From August 2015 to February 2018, Mr. Coyne served as Vice President and Head of Equity Syndicate of Capital Integration Systems LLC, an online financial services platform based in New York. Prior to that, in March 2015, he began his career in financial services at the Blackstone Group, as a private wealth management intern. Concurrently, from February 2012 to July 2019, Mr. Coyne served as 1st Lieutenant, executive Officer, task force officer-in-charge and platoon leader and operations officer of the Army National Guard and the U.S. Army. Mr. Coyne passed the Financial Industry Regulatory Authority (FINRA) Series 7, 63, 24, 79 examination and obtained a Securities Industry Essentials (SIE) license in September 2, 2015; January 25, 2016; September 24, 2018; August 22, 2018 and October 1, 2018, respectively. Mr. Coyne obtained a bachelor of arts degree in political science and international affairs from Northeastern University and a master of business administration degree from Leonard N. Stern School of Business, New York University in 2011 and 2019, respectively. We believe that Mr. Coyne is qualified to serve on our board of directors based on his extensive experience in capitals markets, business development, deal origination specializing in TMT sector as well as his SPAC expertise.

Albert Chang.    Mr. Chang has been serving as our independent director since March 4, 2021. He has also been serving as the vice president at Insight Soul Partners, a technology venture fund, since June 2020. Prior to 2020, he served as the vice president at Kenetic Capital, a blockchain venture capital investment firm, from October 2017 to December 2018. He led the seed investment into BlockFi, a leading financial services company in the blockchain space. Prior to this role, Mr. Chang served as an analyst at Pacific Century Group, from March 2014 to October 2017, where he helped manage corporate finance, venture investment and mergers and acquisitions. He executed the series D investment in Tokopedia, one of Indonesia’s leading e-commerce marketplaces on behalf of Pacific Century Group. He was a strategic development analyst at PCCW Solutions, a leading IT services company in Hong Kong and mainland China, during April 2012 to August 2014, before taking on the position as an M&A analyst at PCCW Corporate, a company focused on technology, media & telecommunications (TMT), from August 2012 to March 2014. Mr. Chang graduated from Imperial College Business School with a Master in International Health Management in 2010, and received his Bachelor in Psychology from the University of Warwick in 2009. We believe that Mr. Chang is qualified to serve on our board of directors based on his experience in venture capital and TMT industry expertise.

Yan Xu.    Ms. Xu has been serving as our independent director since March 1, 2023. Ms. Xu has over 9 years of experience working in the Chinese gaming market and in a variety of industries in the Japanese market. She has also worked closely with top executives in PRC companies. Ms. Xu has been an independent director for Ace Global Business Acquisition Limited since February 2021. Since February 2014, Ms. Xu has served as the head of the Japanese division for Whiz Partners Asia Ltd where she worked closely with Japanese companies to help identify potential Chinese partners to expand their business operations. She has also been the vice president of the China Hero Fund project, one of the first funds created to support game developers in China since 2016. Prior to this role, she worked as the assistant to the chief executive officer for Blue Ridge China, where she was responsible for post-investment tracking. Between 2008 to 2011, she worked at SinoCom Software Group Ltd. as secretary to the Third Division and Team Leader of the Translation Department. Ms. Xu also spent three years working at Neusoft Group Co. Ltd as secretary of business software division and team leader of translation department. She graduated from Dalian University of Foreign Studies with a Bachelors in Japanese in July 2003, and from Jilin University with a minor in law in July 2005. We believe that Ms. Xu is qualified to serve on our board of directors based on her experience with gaming industry expertise.

Number and Terms of Office of Officers and Directors

We have five directors upon completion of the IPO. Each member of our board of directors will be elected at our annual meetings. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including, without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Michael Lawrence Coyne, Albert Chang and Yan Xu are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our officers has received any cash compensation for services rendered to us. We have agreed to pay an affiliate of our sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors have three standing committees: an audit committee, a compensation committee and a nominating committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and subject to certain limited exceptions, Nasdaq rules require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Michael Lawrence Coyne, Albert Chang and Yan Xu serve as members of our audit committee, and Yan Xu chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Michael Lawrence Coyne, Albert Chang and Yan Xu meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Yan Xu qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Michael Lawrence Coyne, Albert Chang and Yan Xu serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Each of Michael Lawrence Coyne, Albert Chang and Yan Xu are independent, and Albert Chang chairs the compensation committee.

We have adopted a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our sponsor of $10,000 per month, for up to 21 months, for office space, utilities and secretarial and administrative support, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Michael Lawrence Coyne, Albert Chang and Yan Xu, each of whom is an independent director under Nasdaq listing standards. Michael Lawrence Coyne chairs the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

Prior to the consummation of the IPO, we have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement of which the prospectus relating to the IPO is a part. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations to present the opportunity to such entity, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors will not materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our sponsor, officers and directors have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the consummation of our initial business combination, have agreed to waive their redemption rights with respect to their founder shares in such situation. Additionally, our initial stockholders have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to consummate our initial business combination within 21 months after the closing of the IPO, although they will be entitled to such liquidating distributions with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable by our sponsor until the earlier of: (A) 180 days after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the reported last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private placement warrants and the common stock underlying such warrants, will not be transferable, assignable or saleable by our sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our sponsor and officers and directors may directly or indirectly own common stock, warrants and rights following the IPO, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Permitted transferees of the founder shares would be subject to the same restrictions.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Our sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our sponsor or an affiliate of our sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,000,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligation:

Individual	Entity	Entity’s Business	Affiliation
Felix Yun Pun Wong	Ascent Partners Advisory Service Limited	corporate valuation and advisory	Principal
Michael Lawrence Coyne	Benjamin Securities, Hauppauge NY	investment firm	Principal
Albert Chang	Insight Soul Partners	venture capital fund	Vice president
Yan Xu	Ace Global Business Acquisition Limited	SPAC	Independent Director

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public stockholders for a vote, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our shares of common stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

Director Nominees and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of PubCo immediately after the consummation of the Business Combination.

Name	Age	Position(s)
Tay Yee Paa Tony	53	Co-Chief Executive Officer and Director
Lee Wei Chiang Francis	50	Co-Chief Executive Officer and Director
Lim Chee Heong	53	Director
Loo Choo Leong	55	Director

The following is a brief biography of each of executive officers, directors and director of PubCo upon the closing of business combination:

Tay Yee Paa Tony.    Upon consummation of the Business Combination, Mr. Tay will serve as PubCo’s Co-Chief Executive Officer and Director. Mr. Tay is the founder of AgileAlgo and has served as the Chief Executive Officer and the director of the board since its inception. From October 2015 to November 2019, Mr. Tay was the managing director in Accenture (NYSE: ACN) in Singapore, focusing on complex system implementations, digital and IT consultancy, application support, project management and solution architecting. He has led projects delivering robotic process automation, advanced analytics and business intelligence to clients. From May 2011 to September 2015, Mr. Tay served as a group director of consulting in IDA International (IDAI), a subsidiary of Infocomm Development Authority of Singapore. In this role, he delivered IT systems and consultancy projects in the Americas, the Middle East and Asia. From September 2008 to October 2010, Mr. Tay served as the Chief Information Officer at Kim Eng Securities (SGX: K50), a securities and investment broker. In this role, he developed enterprise IT strategies and technology roadmaps, aligned the IT department with business objectives, implemented industry best practices, and consolidated trading systems for efficiency gains. Mr. Tay has been a member of the Executive Council of the Singapore Computer Society since June 2017. He serves as the Chairperson across multiple committees, including the AI Ethics and Governance Certification Committee, the Trade, Association and Chambers and the IT Leader Award Committee. He is also an advisor to the Project Management Chapter of the Singapore Computer Society since 2017. He is also a certified information technology project manager senior certified by the Singapore Computer Society. Mr. Tay received a Bachelor of Science degree in computer science and information systems from National University of Singapore in 1994. Mr. Tay is well qualified to serve as a director because of his extensive experience in technology industry and IT sector.

Lee Wei Chiang Francis.    Upon consummation of the Business Combination, Mr. Lee will serve as PubCo’s Co-Chief Executive Officer and Director. Mr. Lee currently serves as the Company’s Chief Commercial Officer and the director of the board since August 2023, with a focus on corporate and commercial development, sales, platform productization and fundraising. Fromm November 2018 to present, Mr. Lee served as a senior advisor and is currently the managing partner of XS APAC Pte. Ltd. (formerly, Titannium Partners Pte. Ltd.), a startup growth advisory company specializing in venture capital raising and go-to-market (GTM) for high-tech startup companies from the Asia-Pacific region. Mr. Lee developed venture capital partner networking programs and serves on the advisory boards of multiple private companies. From April 2016 to 2018, Mr. Lee served as the executive advisor to the board of Future Corporation, Inc. an Integrated-IT services conglomerate listed on the First Section of the Tokyo Stock Exchange (TYO: 4722), and Future Global Pte. Ltd., its subsidiary in Singapore, advising on business strategy and expansion through mergers and acquisitions in the APAC regions. Prior to that, Mr. Lee was the co-founder, the Chief Executive Officer and the member of the board of North Consulting Group Pte. Ltd., an enterprise software application and consulting company consolidated from several acquisitions of certified SAP-partner companies around the Southeast Asia region, also co-founded with Future Corporation, Inc., from May 2011 to March 2016. Mr. Lee also led an extended business partner networks as CEO of North Consulting Group, then later as a global council member of United VARS LLC, the global network of over 150 SAP Partner firms from over 80 countries, covering the Asia-Pacific region. From August 2002 to January 2011, Mr. Lee served various roles within SAP (NYSE: SAP) and eventually served as the managing director at SAP Asia Pte. Ltd. (Singapore), where he grew a full business unit to covering 12 emerging markets within the Southeast Asia sub-region. Mr. Lee received an LL. B (Hons) from Lancaster University in 1995 and is a Barrister-At-Law of Gray’s Inn, Bar of England & Wales. Mr. Lee is well qualified to serve as a director because of his extensive experience with public companies, capital markets and mergers and acquisitions.

Lim Chee Heong.    Upon consummation of the Business Combination, Mr. Lim will serve as PubCo’s director. Mr. Lim currently serves as the Chief Operating Officer of Resorts World Inc., an investment holding company and an affiliate of the Genting Group since December 2014. In this capacity, Mr. Lim is responsible for overseeing the company’s growth and strategic initiatives, including but not limited to investment management, corporate venture capital, gaming technology innovation and revenue optimization. From November 2010 to November 2014, Mr. Lim served as Vice President of Information Technology at the same company. Since April 2019, Mr. Lim has been serving as a director and a member of the investment committee of Genting Ventures Fund, where his responsibilities include identifying and evaluating investment opportunities. Additionally, Mr. Lim currently holds the position of board observer at Sightline Payment LLC, a digital payments solution company. He served as a board member of the same company from March 2019 to December 2020. Prior to these roles, Mr. Lim served as Vice President of Revenue Management and Director of Information Technology of Genting Hong Kong group, a company in the cruising, entertainment, and hospitality sector, from 1995 to 2010. Mr. Lim received a bachelor’s degree in computer science from Campbell University in 1992 and has held a Personal Management License issued by the United Kingdom Gambling Commission since 2015.

Loo Choo Leong.    Upon consummation of the Business Combination, Mr. Loo will serve as PubCo’s director. Mr. Loo currently serves as the Group Chief Financial Officer of Frasers Property Limited (SGX: FPL), a multi-national real estate group company, overseeing the finance, accounting, treasury, taxation, risk management and investor relations functions. As a key member of the senior leadership team, Mr. Loo formulates and executes strategic initiatives and guidelines in the group’s business expansion and corporate culture. From July 2010 to February 2017, Mr. Loo served as the Group Finance Director and Chief Financial Officer of Pacific Radiance Limited, an offshore vessels and subsea services, shipyard services, marine equipment company, where he was responsible for the company’s financial reporting, accounting, information technology, and mergers and acquisitions activities. From March 1992 to June 2010, Mr. Loo served as the Group Head for the Global Services Center of Sime Darby Berhad Group (KLSE: SIME), a company providing motor vehicle and heavy equipment distribution, property, and energy & utilities, where he implemented the global services center that provided finance, accounting and information technology services for the company group. Mr. Loo received a Master of Business Administration (Distinction) from University of Strathclyde, United Kingdom. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom, a member of the Institute of Singapore Chartered Accountants, a member of the Singapore Institute of Directors and a member of the Malaysian Institute of Accountants.

Board of Directors

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of at least five (5) directors who shall be designated by AgileAlgo and a majority of whom shall qualify as independent directors under Nasdaq rules. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest to the entire Board of Directors of PubCo. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee.    PubCo’s audit committee will consist of [    ], chaired by [    ]. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that [    ] qualifies as an “audit committee financial expert.” The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•        obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee.    PubCo’s compensation committee will consist of [    ], chaired by [    ]. PubCo has determined that [    ] satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s co-chief executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee.    PubCo’s nominating and corporate governance committee will consist of [    ], chaired by [    ]. PubCo has determined that [    ] satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

•        reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under British Virgin Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the British Virgin Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholders’ annual and Special Meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of PubCo’s Memorandum And Articles Of Association.

Code of Business Conduct and Ethics

PubCo will, prior to or concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide PubCo’s business practices with integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers. PubCo expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to PubCo or acting on PubCo’s behalf.

Diversity and Inclusion Policy

PubCo will, prior to or concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Diversity and Inclusion Policy intended to achieve PubCo’s diversity goals through regular review and monitoring. As an international organization across Asia-Pacific and other regions, PubCo is mindful of the different market practices that apply in the countries in which will operate and recognizes the importance of ethnic and cultural diversity in its management and workforce. PubCo recognizes that each individual is unique, and diversity encompasses many dimensions. As such, PubCo recognizes all types of diversity under the policy. The policy applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers.

Under the terms of the policy, the PubCo board of directors will be responsible for the following:

•        annually setting measurable objectives for achieving gender diversity in the composition of the board of directors, senior management and workforce and, where appropriate, other aspects of diversity including in respect of women in leadership, age diversity and cultural diversity. The board will assess annually PubCo’s progress in achieving such objectives;

•        ensuring the Diversity and Inclusion Policy is on PubCo’s website; and

•        reviewing the objectives set for the relevant reporting period and PubCo’s progress in achieving the objectives in its annual report.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo or AgileAlgo will enter into employment agreements with the current Chief Executive Officer, current Chief Commercial Officer and current Chief Financial Officer of AgileAlgo, as well as with certain other executive officers, which will include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as Exhibit [    ] to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

Compensation of Directors and Executive Officers

For details regarding the compensation of the directors and executive officers of AgileAlgo, see discussion in the sections titled “Executive Compensation of AgileAlgo” and “Director Compensation Of AgileAlgo.” AgileAlgo currently does not have an incentive plan; prior or concurrently with the Closing, PubCo will adopt an incentive plan under which to grant awards to its directors and executive officers, see “— Share Incentive Plan.”

Share Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of PubCo and to promote the success and enhance the value of PubCo, PubCo will adopt a share incentive plan upon the Closing of the Business Combination. A form of the Share Incentive Plan is included as Annex C to this proxy statement/prospectus.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Incentive Plan is initially [    ]. As of the date of this proxy statement/prospectus, no award has been granted under the Incentive Plan.

The following paragraphs describe the principal terms of the Incentive Plan.

Types of awards.    The Incentive Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by the PubCo board or any committee appointed thereof.

Plan administration.    The Incentive Plan shall be administered by the PubCo board or any committee appointed thereof, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement.    Awards under the Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and PubCo’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility.    PubCo may grant awards to directors, consultants, and employees of the company and its related entities.

Vesting schedule.    In general, the PubCo board determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the PubCo board and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the Incentive Plan, such as transfers to PubCo or a subsidiary of its, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the PubCo board or its executive officer or director authorized by the PubCo board, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the PubCo board, pursuant to such conditions and procedures as the PubCo board may establish.

Termination and amendment.    Unless terminated earlier, the Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the Incentive Plan may adversely affect in any material way any award previously granted pursuant to the Incentive Plan without the prior written consent of the participant.

EXECUTIVE COMPENSATION OF AGILEALGO

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to AgileAlgo prior to the consummation of the Business Combination, and to the PubCo and its subsidiaries after the Business Combination.

To achieve AgileAlgo’s goals, AgileAlgo has designed its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified key employee who share its philosophy and desire to work towards achieving AgileAlgo’s goals. AgileAlgo believes its compensation program should promote the success of AgileAlgo and align incentives with the long-term interests of its shareholders.

This section provides an overview of AgileAlgo’s compensation arrangements with its executive and key employees, including a narrative description of the material factors necessary to understand the information disclosed herein. This section may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

PubCo will qualify as a “smaller reporting company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. For the fiscal year ended September 30, 2023, PubCo’s named executive officers are:

Name	Principal Position
Tay Yee Paa Tony	Chief Executive Officer
Lee Wei Chiang Francis	Chief Commercial Officer

As AgileAlgo’s primary mission during the fiscal year ended September 30, 2023 was to complete certain research and development and proof of value projects, AgileAlgo’s executive officers did not receive any compensation or equity awards for their services during this period.

Existing Employment Agreement

For the fiscal year ended September 30, 2023, AgileAlgo maintained an employment agreement with its Chief Executive Officer, who is also the sole director of AgileAlgo.

Agreement with Chief Executive Officer

AgileAlgo entered into an employment agreement with Mr. Tay, its Chief Executive Officer, on June 14, 2022. For the fiscal year ended September 30, 2023, the annual base salary for Mr. Tay is based on the following milestones in anticipation of the onboarding of clients:

1.      Subject to onboarding of paying clients (minimum 5), AgileAlgo will pay a basic salary of S$60,000 per annum;

2.      Upon achievement of at least S$250,000 in revenue per annum, increase of the basic salary to S$120,000 per annum; and

3.      Upon achievement of at least S$1,000,000 in revenue per annum, increase of the basic salary to S$240,000 per annum.

Bonus is to be determined at end of each performance year and monthly expenses as spent. All other commercial benefits accruing under the employment share participation scheme and such other benefits as are deemed reasonable by AgileAlgo and as may be customarily adopted and practiced by AgileAlgo from time to time.

DIRECTOR COMPENSATION OF AGILEALGO

As AgileAlgo’s primary mission during the fiscal year ended September 30, 2023 was to complete certain research and development and proof of value projects, AgileAlgo’s sole director did not receive any compensation or equity awards for his services. See discussion in the section entitled “Executive Compensation of AgileAlgo.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of September 30, 2023 the number of shares of common stock beneficially owned by (i) each person who is known by Inception Growth to be the beneficial owner of more than five percent of Inception Growth’s issued and outstanding shares of common stock (ii) each of its officers and directors; and (iii) all of its officers and directors as a group. As of September 30, 2023, Inception Growth had 5,588,391 shares of common stock issued and outstanding.

Unless otherwise indicated, Inception Growth believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record of beneficial ownership of any shares of common stock issuable upon exercise of the warrants or conversion of rights, as the warrants are not exercisable within 60 days of [*], 2023 and the rights are not convertible within 60 days of [*], 2023.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Soul Venture Partners LLC(2)	1,195,990	21.6%
Cheuk Hang Chow	20,000	* %
Felix Yun Pun Wong	30,000	* %
Michael Lawrence Coyne	20,000	* %
Albert Chang	25,000	* %
Yan Xu	12,500	* %
All directors and executive officers (five individuals) as a group	107,500	1.9%
Other 5% stockholders
Feis Equities LLC/Lawrence M. Feis(3)	371,324	6.7%
Weiss Asset Management LP/WAM GP LLC/Andrew M. Weiss, Ph.D.(4)	700,000	12.6%
Harraden Circle Investors, LP/Harraden Circle Investors GP, LP/Harraden Circle Investors GP, LLC/Harraden Circle Investments, LLC/Frederick V. Fortmiller, Jr.(5)	520,000	9.3%
Kepos Capital LP(6)	520,000	9.3%
Fifth Lane Partners Fund LP(7)	520,000	9.3%
Sandia Investment Management LP(8)	520,000	9.3%
Fir Tree Capital Management, LP(9)	520,000	9.3%
Arena Investors, LP(10)	520,000	9.3%
Polar Asset Management Partners Inc.(11)	520,000	9.3%

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals or entities is c/o 875 Washington Street, New York, NY 10014.

(2)      Soul Venture Partners LLC is the record holder of the shares of common stock reported herein. Mr. Cheuk Hang Chow, by virtue of his control over our sponsor as manager, may be deemed to beneficially own shares held by our sponsor.

(3)      Information is based solely on a report on an amended Schedule 13G filed by Feis Equities LLC (“Feis”) and Lawrence M. Feis (“Lawrence”) on March 24, 2022. The principal business office of Feis and Lawrence is located at 20 North Wacker Drive, Suite 2115, Chicago, Illinois 60606. Feis and Lawrence possess the sole voting power and sole dispositive power with respect to the shares of common stock reported herein.

(4)      Information is based solely on a report on Schedule 13G filed by Weiss Asset Management LP, a Delaware limited partnership (“Weiss Asset Management”), WAM GP LLC, a Delaware limited liability company (“WAM GP”) and Andrew M. Weiss, Ph.D. (“Andrew Weiss”) on February 10, 2023. The principal business office of Weiss Asset Management, WAM GP and Andrew Weiss is located at 222 Berkeley St., 16th floor, Boston, Massachusetts 02116. Weiss Asset Management is the sole investment manager to a private investment partnership (the “Partnership”) and private investment funds (“Funds”). WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP. The shares of common stock reported herein for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership and the Funds. Each of WAM GP, Weiss Asset Management and Andrew Weiss disclaims beneficial ownership of the shares of common stock reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein.

(5)      Information is based solely on a report on Schedule 13G filed by Harraden Circle Investors, LP (“Harraden Fund”), Harraden Circle Investors GP, LP (“Harraden GP”), Harraden Circle Investors GP, LLC (“Harraden LLC”), Harraden Circle Investments, LLC (“Harraden Adviser”) and Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”) (each, a “Reporting Person”) on March 21, 2023. The principal business office of each Reporting Person is located at 299 Park Avenue, 21st Floor, New York, NY 10171. The shares of common stock reported herein are directly beneficially owned by Harraden Fund. Harraden GP is the general partner to Harraden Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the shares of common stock reported herein directly beneficially owned by Harraden Fund. Subsequently, on June 15, 2023, Harraden Circle Investors, LP received 120,000 shares from the Sponsor.

(6)      Shares are owned by Kepos Alpha Master Fund L.P. and Kepos Special Opportunities Master Fund L.P. Kepos Capital LP serves as investment manager to the both of them. The principal business office of the shareholders is at 11 Times Square, 35th Flr, New York, NY 10036.

(7)      The principal business office of the shareholder is at 1825 B. Kramer Lane, Suite 200, Austin, Texas 78758.

(8)      Shares are owned by Sandia Crest LP, Walleye Opportunities Master Fund Ltd, Walleye Investments Fund LLC, Crestline Summit Master, SPC — Peak SP and Crestline Summit Master, SPC — Crestline Summit APEX SP. Sandia Investment Management LP serves as investment manager to these shareholders. The following are the principle business office of the shareholders is: Sandia Crest LP (201 Washington Street, Suite 2600 Boston, MA 02108); Walleye Opportunities Master Fund Ltd (2800 Niagara Lane, Plymouth, MN 55447); Walleye Investments Fund LLC (2800 Niagara Lane Plymouth, MN 55447); Crestline Summit Master, SPC — Peak SP (201 Main Street, Suite 2600 Fort Worth, TX 76102); Crestline Summit Master, SPC — Crestline Summit APEX SP (201 Main Street, Suite 2600 Fort Worth, TX 76102).

(9)      Shares are owned by Fir Tree Value Master Fund, LP, Fir Tree Capital Opportunity Master Fund, LP, Fir Tree Capital Opportunity Master Fund III, LP, FT SOF XIII (SPAC) Holdings, LLC and Boston Patriot Merrimack St. LLC, all of which are represented by Fir Tree Capital Management, LP. The mailing address for the shareholders is c/o Fir Tree Capital Management, 500 Fifth Ave, 9th Floor, New York, NY 10110.

(10)    Shares are owned by Arena Finance Markets, LP, Arena Special Opportunities (Offshore) Master, LP, Arena Special Opportunities Fund, LP, Arena Special Opportunities Partners II, LP and Arena Special Opportunities Partners (Cayman Master) II, LP, all of which are represented by Arena Investors, LP. The principal business office of the shareholders is at 405 Lexington Ave, 59th Floor, New York, NY 10174.

(11)    Shares are owned by Polar Multi-Strategy Master Fund, to which Polar Asset Management Partners Inc. serves as investment advisor. The principal business office of the shareholder is at 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands.

SECURITY OWNERSHIP OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

The following tables sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

•        each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

•        each of its officers and directors; and

•        all of its officers and directors as a group.

Unless otherwise indicated, PubCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all PubCo’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, PubCo believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All PubCo Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of issued shares is based on [      ] PubCo Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount (i) includes the issuance of the [      ] PubCo Ordinary Shares in the Share Exchange, including [      ] PubCo Ordinary Shares and [      ] PubCo Ordinary Shares to be issued to the current AgileAlgo shareholders; (ii) includes the issuance of up to [      ] PubCo Ordinary Shares to the Inception Growth stockholders in connection with the Redomestication Merger (assuming there are no Inception Growth stockholders who exercise their redemption rights and an aggregate of [      ] shares are issued upon conversion of the IGTA Rights, including private rights); (iii) assumes that no exercise of the PubCo Warrants; and [(iv) includes an aggregate of [      ] PubCo Ordinary Shares to be issued upon conversion of the promissory note issued by AgileAlgo on [      ]].

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner(1)	Number	%	%
Executive Officers and Directors

All Executive Officers and Directors as a group

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner(1)	Number	%	%
5% Or Greater Holders

____________

* Less than 1%.

CERTAIN TRANSACTIONS

Certain Transactions of Inception Growth

In March 2021, Inception Growth issued an aggregate of 2,587,500 founder shares to our Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.01 per share. Subsequently, the Sponsor transferred an aggregate of 220,000 shares to our officers and directors, resulting in an aggregate of 2,587,500 shares of common stock outstanding to our initial stockholders.

Simultaneously with the closing of the IPO, we consummated the private placement (“Private Placement”) with the Sponsor of an aggregate of 4,721,250 private placement warrants for a purchase price of $1.00 per warrant. The private placement warrants are identical to the warrants sold as part of the units in the IPO, subject to limited exceptions. The private placement warrants (including the common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

In April 2021, our sponsor agreed to loan us $1,000,000 to be used for a portion of the expenses of the IPO pursuant to a promissory note. The note is non-interest bearing, unsecured and payable promptly after the earlier of the date on which the Company consummates the IPO or the date on which the Company determines not to conduct the IPO.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,000,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. On December 13, 2021, we drew $134,885 against the promissory note and the entire balance was repaid on December 16, 2021.

As of December 31, 2022 and 2021, we had a temporary advance of $181,835 and $10,253 from our Sponsor, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

We are obligated to pay our Sponsor a monthly fee of $10,000 for general and administrative services. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with the initial business combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We entered into a registration rights agreement with respect to the private warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of common stock issuable upon exercise of the foregoing and upon conversion of the founder shares.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial stockholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our sponsor, officers or directors, or any affiliate of our sponsor or officers, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of the IPO held in the trust account prior to the completion of our initial business combination:

•        Payment to an affiliate of our sponsor of $10,000 per month, for up to 21 months, for office space, utilities and secretarial and administrative support;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•        Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,000,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

Certain Transactions of AgileAlgo

Pursuant to a loan agreement by and between Tay Yee Paa Tony and AgileAlgo Pte. Ltd. dated April 1, 2022, Mr. Tay agreed to lend to AgileAlgo Pte. Ltd. an aggregate sum of SG$100,000, free of interest (the “Director Loan”) and unsecured. The outstanding balance of the Director Loan as of June 30, 2023 is $73,948. The initial disbursement of the Director Loan took place in February 2023, and the Director Loan was repaid in full in October 2023.

Additional Related Party Transactions during the fiscal years ended September 30, 2021 and September 2022 and the period ended June 30, 2023

Mr. Tay paid certain operating expenses on behalf of the Company. For the fiscal year ended September 30, 2021, $54 was due to Mr. Tay as of September 30, 2021. For the fiscal year ended September 30, 2022, $12,178 remained unpaid and outstanding as of September 2022. For the nine months ended June 30, 2023, advances for operating expenses due to Mr. Tay was $24,647. The amounts due to Mr. Tay are unsecured, free of interest and repayable upon request.

Policies and Procedures for Related Party Transactions

The PubCo’s board of directors will establish an audit committee, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, which will be tasked with review and approval of all related party transactions.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo or AgileAlgo will enter into employment agreements with the current Chief Executive Officer and current Chief Financial Officer of AgileAlgo, as well as with certain other executive officers, which will include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as Exhibit [  ] to this proxy statement/prospectus.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Redomestication Merger to U.S. Holders (defined below) of IGTA Shares, IGTA Warrants, or IGTA Rights (collectively, the “IGTA securities”), (ii) of the exercise of redemption rights by U.S. Holders of IGTA Shares, and (iii) of the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to IGTA and PubCo.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of IGTA securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold IGTA securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former citizens or long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        any holder that is not a U.S. Holder;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received IGTA Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding IGTA Shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares); or

•        holders holding IGTA securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction

•        controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation section 1.367(b)-3(b)(1)(ii); or

•        the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of IGTA securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds IGTA securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because IGTA Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a IGTA Unit should be treated as the owner of the underlying component IGTA securities for U.S. federal income tax purposes. The discussion below with respect to IGTA securities should also apply to holders of IGTA Units (as the deemed owner of the underlying component IGTA securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IGTA SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders

Qualification of the Redomestication Merger as a Reorganization

It is intended that the Redomestication Merger qualify as a “reorganization” within the meaning of Section 368 of the Code. However, U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Redomestication Merger qualifies as a reorganization, and that none of IGTA, PubCo, or the Company has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Redomestication Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

If the Redomestication Merger Qualifies as a Reorganization

Although U.S. shareholders generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. shareholders to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of IGTA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from IGTA pursuant to the Redomestication Merger to certain subsidiary corporations in connection with the Business Combination. If the indirect stock transfer rules apply, then the requirements under Section 367(a) of the Code generally would require U.S. Holders to recognize gain, but not loss, in the Redomestication Merger. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will recognize gain, if any, as a result of the exchange of IGTA securities for PubCo securities.

Because it is intended that the Redomestication Merger qualify as a reorganization under the provisions of Section 368 of the Code provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its IGTA securities pursuant to the Redomestication Merger should not recognize gain or loss on the exchange of IGTA securities for PubCo securities. If the transaction is treated as a reorganization as defined in Section 368 of the Code, the aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the Redomestication Merger should equal the aggregate adjusted tax basis of the IGTA Shares surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the IGTA Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the IGTA securities surrendered in the exchange.

Moreover, as the Redomestication Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to IGTA Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(a) of the Code as a result of the Redomestication Merger.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of IGTA securities for PubCo securities pursuant to the Redomestication Merger, the qualification of the Redomestication Merger as a reorganization, and the potential application of Section 367(a) to the Redomestication Merger.

Gain Recognized by IGTA as a Result of the Redomestication Merger

Although corporations generally do not recognize gain or loss on the transfer of assets pursuant to a reorganization under Section 368 of the Code, Section 367 of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. corporations to recognize gain (but not loss) with respect to certain transfers to foreign corporations in certain cross-border reorganizations.

Even if the Redomestication Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code, as a result of Section 367 of the Code, IGTA will recognize gain (but not loss) on the transfer of its assets to PubCo, to the extent that the fair market value of such assets exceeds IGTA’s adjusted basis in such assets. IGTA does not expect the amount of such gain to be material, but there is no certainty that that would be the case.

If the Redomestication Merger Does Not Qualify as a Reorganization

If the Redomestication Merger fails to qualify as a Reorganization for a reason other than the application of Section 367(a) of the Code, a U.S. Holder that exchanges its IGTA securities for the consideration under the Redomestication Merger will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the IGTA securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Redomestication Merger will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the IGTA securities exceeds one year at the time of the Redomestication Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its IGTA Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the IGTA Shares under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the IGTA Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the IGTA Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the IGTA Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of IGTA Shares, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from IGTA’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the IGTA Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the IGTA Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of IGTA Shares treated as held by the U.S. Holder (including any IGTA Shares constructively owned by the U.S. Holder as a result of owning IGTA Warrants) relative to all of the IGTA Shares outstanding both before and after the redemption. The redemption of IGTA Shares generally will be treated as a sale or exchange of the IGTA Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in IGTA or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only IGTA Shares actually owned by the U.S. Holder, but also IGTA Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include IGTA Shares which could be acquired pursuant to the exercise of the IGTA Warrants. In order to meet the substantially disproportionate test, the percentage of IGTA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the IGTA Shares must, among other requirements, be less than 80% of the percentage of IGTA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the IGTA Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the IGTA Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other IGTA Shares. The redemption of the IGTA Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in IGTA Shares owned directly and constructively by that U.S. Holder. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in IGTA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied with respect to a U.S. Holder, then the redemption will be treated as a corporate distribution to that U.S. Holder. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining IGTA Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its IGTA Warrants or possibly in other IGTA Shares constructively owned by it.

Certain U.S. Federal Income Tax Consequences of the Business Combination to PubCo

The following discussion is a summary of certain U.S. federal income tax consequences of the Business Combination to PubCo.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally is considered a resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, PubCo, which is a British Virgin Islands -incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, PubCo would be liable for U.S. federal income tax on its worldwide income like any other U.S. corporation, and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at a rate of 30% or such lower rate as provided by an applicable treaty. As a result, taxation as a U.S. corporation could have a material adverse effect on PubCo’s financial position and results from operations. The Section 7874 rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

In the Business Combination, PubCo will directly acquire all of IGTA and the Company’s assets through the Redomestication Merger and the Share Exchange. As a result, the determination of whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on the application of the substantial business activities test and the Ownership Test.

PubCo is not expected to have substantial business activities based on its activities in the British Virgin Islands after the completion of the Business Combination. Accordingly, PubCo must determine whether IGTA stockholders hold less than 80% (by either vote or value) of PubCo stock by reason of their former ownership of IGTA Shares to determine whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the complex rules for determining share ownership under Section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, PubCo expects to take the position that after completion of the Business Combination, former IGTA stockholders are expected to be treated as holding less than 80% (by both vote and value) of PubCo stock by reason of their former ownership of IGTA Shares for these purposes. Accordingly, PubCo intends to take the position that it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, whether the Ownership Test has been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, the interpretation of regulations relating to the Ownership Test is subject to uncertainty and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect PubCo’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. The remainder of the discussion in “U.S. Federal Income Tax Consequences” assumes that Section 7874 will not apply to the Business Combination.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of PubCo Securities to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds PubCo’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of a U.S. Holder’s tax basis in the PubCo Ordinary Shares, and then to the extent such excess amount exceeds such holder’s tax basis in such PubCo Ordinary Shares, as capital gain. PubCo currently does not, and it does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends paid by PubCo with respect to PubCo Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by PubCo with respect to PubCo Ordinary Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances, including the effects of any applicable tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss on the sale, taxable exchange or other taxable disposition of PubCo Securities in an amount equal to the difference between (i) the amount realized (i.e., the sum of the amount of cash and the fair market value of any property received in such sale or disposition) and (ii) the U.S. Holder’s adjusted tax basis in such PubCo Securities.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the PubCo Securities exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a sale or other taxable disposition of PubCo Securities is subject to certain limitations. In general, any such gain or loss will be treated as from sources within the United States for U.S. foreign tax credit purposes.

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo Ordinary Share received upon exercise of the PubCo Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant and will not include the period during which the U.S. Holder held the PubCo Warrant. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a PubCo Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares would include the holding period of the PubCo Warrants exercised therefor.

It is also possible that a cashless exercise of a PubCo Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of PubCo Warrants equal to the number of PubCo Ordinary Shares having a value equal to the aggregate exercise price of the total number of PubCo Warrants to be exercised (the “surrendered warrants”). Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. Holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus the exercise price of such warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Warrants. Possible Constructive Distributions The terms of each PubCo Warrant provide for an adjustment to the number of PubCo Ordinary Shares for which the PubCo Warrant may be exercised or to the exercise price of the PubCo Warrant in certain events, as discussed in the section of this proxy/registration statement captioned “Description of PubCo’s Securities — Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a PubCo Warrant would, however, be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases the holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the PubCo Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “— Distribution on PubCo Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from PubCo equal to the fair market value of such increased interest.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of PubCo Ordinary Shares could be materially different from that described above, if PubCo is treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income (such as interest income); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, PubCo will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which PubCo owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if PubCo were considered a PFIC at any time that a U.S. Holder owns PubCo Ordinary Shares, PubCo would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its PubCo Ordinary Shares at their fair market value on the last day of the last taxable year in which PubCo is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the PubCo Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless PubCo subsequently becomes a PFIC.

Based on the current and anticipated composition of the income, assets and operations of PubCo and its subsidiaries, it is not expected that PubCo, or any of its subsidiaries, will be a PFIC for U.S. federal income tax purposes for the taxable year that includes the Business Combination or for future taxable years. However, this is a factual determination that depends on, among other things, the composition of PubCo’s income and assets, and the market value of its shares and assets, including the composition of its subsidiaries’ income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. In addition, the application of the PFIC rules is subject to certain ambiguities and, moreover, proposed U.S. Treasury Regulations governing PFICs, if enacted, may further change the rules for determining PFIC status. Therefore, no assurance can be given that PubCo or a subsidiary will not be classified as a PFIC for the current taxable year or any future taxable year.

If PubCo is considered a PFIC at any time that a U.S. Holder holds PubCo Ordinary Shares, any gain recognized by the U.S. Holder on a sale or other disposition of the PubCo Ordinary Shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, generally would be allocated ratably over the U.S. Holder’s holding period for the PubCo Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before PubCo became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on PubCo Ordinary Shares exceeds 125% of the average of the annual distributions on the PubCo Ordinary Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if PubCo is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of PubCo Ordinary Shares if PubCo is considered a PFIC. However, PubCo cannot provide any assurances that it will assist holders of PubCo Ordinary Shares in determining whether PubCo or any of its subsidiaries is a PFIC for any taxable year, and if PubCo were a PFIC, it does not expect to furnish holders of the PubCo Ordinary Shares with the tax information necessary to enable a U.S. Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If PubCo is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in PubCo Ordinary Shares and the potential consequences related thereto.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with cash proceeds paid in connection with the redemption of IGTA Shares and information reporting requirements may apply to dividends paid (or deemed paid) on PubCo Securities or the proceeds received on the disposition of PubCo Securities effected within the United States (and in certain cases, outside of the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). A U.S. Holder may also be subject to backup withholding and may be required to provide a correct taxpayer identification number and certain certification that it is not subject to backup withholding in order to avoid such backup withholding. For example, a U.S. Holder may be required to provide a valid IRS Form W-9. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. For example, a non-U.S. Holder who is an individual may be required to provide a valid IRS Form W-8BEN, a non-U.S. Holder that is an entity may be required to provide a valid IRS Form W-8BEN-E, and, in the event of income treated as effectively connected to a U.S. trade or business, a non-U.S. Holder (whether an individual or an entity) may be required to provide a valid IRS Form W-8ECI. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished by such holder to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

According to the Memorandum and Articles of Association of PubCo, the Combined Company is authorized to issue 500,000,000 PubCo Ordinary Shares of par value of $0.0001 each. All of the PubCo Ordinary Shares issued in connection with the Redomestication Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Share Exchange will also be registered at the closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo’s Memorandum and Articles of Association, the fully paid-up ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to it and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

Upon the Closing, Sellers who will own at least 5% of PubCo’s outstanding shares immediately after the Closing will execute Lock-Up Agreements with regard to the PubCo ordinary shares to be issued by PubCo to such Sellers under the Business Combination Agreement. Pursuant to the Lock-Up Agreements, Sellers will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares, (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is one hundred eighty (180) days after the date of the Closing (subject to earlier release on the date after the Closing on which PubCo or its shareholders consummate a third-party tender offer, stock, sale, liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in holders of at least a majority of PubCo ordinary shares having the right to exchange their equity holdings in PubCo for cash, securities or other property).

PubCo Options

In connection with the Business Combination, Inception Growth and AgileAlgo have agreed that PubCo shall adopt the Incentive Plan. The Incentive Plan provides for the issuance of up to an aggregate of [ ] PubCo Ordinary Shares. See “PubCo’s Directors and Executive Officers after the Business Combination — Share Incentive Plan.”

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [ ] equity shares (assuming redemption by holders of [ ] IGTA Shares); or

•        the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

At the closing of the Business Combination, PubCo will enter into the Registration Rights Agreement with certain existing Inception Growth’s stockholders and with the AgileAlgo Shareholders with respect to certain shares, units, private units (and the private shares, private warrants and private rights included therein) to the extent they own at the closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which was filed as Exhibit 10.5 to Inception Growth’s Current Report on Form 8-K, filed with the SEC on December 13, 2022, and is incorporated herein by reference.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo is a business company incorporated in the BVI and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, the BVI Business Companies Act 2004, and the common law of the BVI.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. PubCo is authorized to issue 500,000,000 shares with a par value of $0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and BVI law. Immediately prior to the consummation of the Business Combination, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Amended and Restated Memorandum and Articles of Association.” According to the Amended and Restated Memorandum and Articles of Association, PubCo is authorized to issue [•] ordinary shares of a par value of $0.0001 each.

General.    Immediately prior to the consummation of the Business Combination, PubCo is authorized to issue 500,000,000 ordinary shares of a par value of $0.0001 each. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares do not need to be issued as a matter of BVI law and will not be issued. PubCo may not issue shares to bearer. PubCo’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends.    The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Amended and Restated Memorandum and Articles of Association and the BVI Business Companies Act 2004 (as amended). PubCo’s Amended and Restated Memorandum and Articles of Association provide that PubCo may authorize a dividend if the directors are satisfied, on reasonable grounds, that PubCo will satisfy the “solvency test” as set out in the BVI Business Companies Act 2004 (as amended), meaning that, immediately after the payment of the dividend, the value of PubCo’s assets exceeds its liabilities, and PubCo is able to pay its debts as they fall due.

Shareholders’ Meetings, The following summarizes certain relevant provisions of BVI law and PubCo’s Amended and Restated Memorandum and Articles of Association in relation to our shareholders’ meetings:

•        the directors of PubCo may convene meetings of shareholders at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable;

•        upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders while any such request must state the proposed purpose of the meeting;

•        the directors convening a meeting must give not less than 7 clear days’ notice of the proposed meeting to those persons whose names, on the date the notice is given, appear as a shareholder in the register of members of PubCo and are entitled to vote at the meeting. In determining “clear days”, the day the notice is received and the day on which the proposed meeting is to be held are not counted;

•        a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•        a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders whose shares represent a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting;

•        a resolution of shareholders is passed at a meeting of shareholders where approved by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each shareholder is entitled by the articles of association.

As permitted by BVI law, PubCo’s Amended and Restated Memorandum and Articles of Association permits the adoption by the shareholders of resolutions in writing, provided that such resolution is approved by all shareholders entitled to vote thereon.

Liquidation.    On a liquidation of PubCo, the holders of PubCo Ordinary Shares will be entitled to share ratably in the distribution of all of PubCo’s assets remaining available for distribution after satisfaction of all of its liabilities.

Inspection of Books and Records.    Holders of PubCo Ordinary Shares have no general right under BVI law to inspect or obtain copies of PubCo’s corporate records (other than the memorandum and articles of association and any resolutions passed by such companies, and the register of members and directors of such companies). However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    PubCo’s Amended and Restated Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Amended and Restated Memorandum and Articles of Association also authorizes the PubCo Board to establish and designate from time to time up to five classes of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

The PubCo Board may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares. It should be noted that the rights attaching to any preferred shares may rank in priority to those attached to PubCo Ordinary Shares.

Anti-Takeover Provisions.    Some provisions of PubCo’s Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize the PubCo Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one PubCo Ordinary Share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time after the Closing of the Business Combination. A Public Warrant holder may exercise its Public Warrants only for a whole number of PubCo Ordinary Shares. This means that only a whole warrant may be exercised at any given time by a Public Warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase a multiple of two units, the number of Public Warrants issuable to you upon separation of the units will be rounded down to the nearest whole number of Public Warrants. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

No Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of PubCo Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such PubCo Ordinary Share. We are registering the PubCo Ordinary Shares issuable upon exercise of the Public Warrants pursuant to this proxy statement/prospectus. However, in the event the shares cannot be registered, we have agreed that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement covering the shares of PubCo Ordinary Share issuable upon exercise of the Public Warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following the closing of our Business Combination and to maintain a current prospectus relating to those shares of PubCo Ordinary Share until the Public Warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of PubCo Ordinary Share issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. If the Section 3(a)(9) exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis,” each holder would pay the exercise price by surrendering the warrants for that number of shares of PubCo Ordinary Share equal to the quotient obtained by dividing (x) the product of the number of shares of PubCo Ordinary Share underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value; provided, however, that no cashless exercise shall be permitted unless the Fair Market Value is equal to or higher than the exercise price. The “fair market value” shall mean the average last reported sale price of the PubCo Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) Inception Growth issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the Closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by Inception Growth’s board of directors, and in the case of any such issuance to Inception Growth’s initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price. See the section titled “Risk Factors — Risks Related to Inception Growth and the Business Combination — The exercise price of the PubCo Warrants is subject to potential adjustment in the event Inception Growth issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a business combination at an issue price or effective issue price of less than $9.20 per share. If shares of common stock are sold in a PIPE investment at a price less than $9.20 per share, the exercise price of the PubCo Warrants may be adjusted.”

Once the Public Warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period;

•        if, and only if, the last reported sale price of PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the PubCo Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 warrant exercise price (as adjusted) after the redemption notice is issued.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of shares of PubCo Ordinary Share issuable upon the exercise of the Public Warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of PubCo Ordinary Share equal to the quotient obtained by dividing (x) the product of the number of shares of PubCo Ordinary Share underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value; provided, however, that no cashless exercise shall be permitted unless the Fair Market Value is equal to or higher than the exercise price. The “fair market value” shall mean the average last reported sale price of the PubCo Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. For example, if a holder held 150 warrants to purchase 150 shares and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their Public Warrants on a “cashless basis” will depend on a variety of factors including the price of PubCo Ordinary Share at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants (including the private placement warrants) in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of PubCo Ordinary Share issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of PubCo Ordinary Share at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of PubCo Ordinary Share and any voting rights until they exercise their warrants and receive PubCo Ordinary Share. After the issuance of PubCo Ordinary Share upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue PubCo Ordinary Share unless at the time a holder seeks to exercise such warrant, a prospectus relating to the PubCo Ordinary Share issuable upon exercise of the warrants is current and the PubCo Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Public Warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the PubCo Ordinary Share issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the PubCo Ordinary Share issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the PubCo Ordinary Share issuable upon the exercise of the warrants is not current or if the PubCo Ordinary Share is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Public Warrants may have no value, the market for the Public Warrants may be limited and the Public Warrants may expire worthless.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See the section titled “Risk Factors — Risks Related to Inception Growth and the Business Combination — Inception Growth’s warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of IGTA Warrants or IGTA Rights, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with Inception Growth.”

Private Warrants

Simultaneously with the closing of the IPO, Inception Growth consummated the Private Placement with the Sponsor of 4,721,250 Private Warrants. The Private Warrants have terms and provisions that are identical to those of the Public Warrants, except that the Private Warrants will be non-redeemable and the shares of PubCo Ordinary Share issuable upon exercise thereof are entitled to registration rights pursuant to the Registration Rights Agreement, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, our Sponsor has agreed not to transfer, assign, or sell any of the Private Warrants or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days after the Closing of the Business Combination. The Private Warrants were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. Because the Private Warrants were issued in a private transaction, the Sponsor and its permitted transferees are allowed to exercise the Private Warrants for cash even if a registration statement covering the shares of PubCo Ordinary Share issuable upon exercise of such warrants is not effective and receive unregistered shares of PubCo Ordinary Share.

Our Transfer Agent and Warrant Agent

The transfer agent for our PubCo Ordinary Share and warrant agent for our warrants is [*]. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of IGTA Shares will become shareholders of PubCo and their rights will be governed by the British Virgin Islands law and the PubCo Amended and Restated Memorandum and Articles of Association. Currently, the rights of Inception Growth stockholders are governed by the laws of the State of Delaware and the Current Charter.

This section describes the material differences between the rights of Inception Growth stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between Inception Growth’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the British Virgin Islands laws and Inception Growth’s and PubCo’s organizational documents. For information on Current Charter see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo Amended and Restated Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo Amended and Restated Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

INCEPTION GROWTH	PubCo
Shareholder Meetings

•   Held wholly or partially by means of remote communication or at any place, within or without the State of Delaware, and may be called by a majority vote of the Board of Directors, or by the Chief Executive Officer, or by the Chairman. Following consummation of the Business Combination, annual general meeting shall be held annually at such date and time as may be determined by our directors.

•   Held at a time and place as designated in the PubCo Amended and Restated Articles of Association. The PubCo Amended and Restated Articles of Association provide that our board may designate such time and place.

• May be held within or outside the State of Delaware	• May be held within or outside the British Virgin Islands

•   Notice:

•   shall be delivered, either personally, or by telegram, facsimile or cable or other electronic means, by or at the direction of the Chief Executive Officer, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting;

•   not less than ten nor more than sixty days before the date of the meeting

•   Notice:

•   A copy of the notice of any meeting shall be given personally or sent by mail or electronic mail as designated in the PubCo Amended and Restated Articles of Association.

•   Notice of not less than 7 clear days before the meeting

Shareholders’ Voting Rights

•   Whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

•   The PubCo Amended and Restated Articles of Association provide shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by all shareholders entitled to vote on such resolution, in accordance with the procedure in the PubCo Amended and Restated Articles of Association.

INCEPTION GROWTH	PubCo

•   A shareholder may vote either in person, by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact, or by an electronic ballot from which it can be determined that the ballot was authorized by a stockholder or proxyholder. The term, validity and enforceability of any proxy shall be determined in accordance with the General Corporation Law of the State of Delaware.

•   Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the PubCo Amended and Restated Articles of Association. The PubCo Amended and Restated Articles of Association permit such proxies

•   The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

•   Quorum is as designated in the PubCo Amended and Restated Articles of Association. Quorum in the PubCo Amended and Restated Articles of Association is one or more shareholders representing not less than one-third of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.

•   Holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of other series of Common Stock if the holders of such affected series of Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or the DGCL.

•   The PubCo Amended and Restated Articles of Association provide that the rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of a not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Directors

•   Our Certificate of Incorporation provides that the Board of Directors shall consist of one or more members. The number of directors shall be fixed initially by the Incorporator and may thereafter be changed from time to time by resolution of the Board of Directors or of the shareholders.

•   The PubCo Amended and Restated Memorandum and Articles of Association provides that there shall be a Board consisting of not less than one person provided however that the PubCo may by ordinary resolution increase or reduce the limits in the number of its Directors.

• the Current Charter does not provide for maximum number of directors.	• The PubCo Amended and Restated Memorandum and Articles of Association provides that unless fixed by ordinary resolution, the maximum number of Directors shall be unlimited.

•   If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the PubCo Amended and Restated Articles of Association, it can do so provided that it complies with the procedure set out in the PubCo Amended and Restated Articles of Association. The PubCo Amended and Restated Articles of Association permit the board of directors of the PubCo to appoint additional directors.

INCEPTION GROWTH	PubCo
Fiduciary Duties

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors in managing the corporate affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

•   The directors of PubCo will have the duty: (i) to act honestly and in good faith in what the directors believe to be in the best interests of PubCo; and (ii) to exercise their powers as a director for a proper purpose and not act, or agree to PubCo acting, in a manner that contravenes the BVI Business Companies Act 2004 (as amended0 or PubCo’s Amended and Restated Memorandum and Articles of Association.

•   When exercising powers or performing duties as a director, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Shareholders’ Derivative Actions

A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum). Under the DGCL, any of Inception Growth’s stockholders may bring an action in Inception Growth’s name to procure a judgment in Inception Growth’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of IGTA Shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

•   Under BVI law the proper claimant in an action is respect of an alleged wrong to the company is ordinarily the company itself and not a shareholder. The BVI Business Companies Act 2004 (as amended) provides that the BVI court may, on the application of a shareholder of a company, grant leave to that shareholder to: (i) bring proceedings in the name and on behalf of that company; or (ii) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.

•   In determining whether to grant leave, the Court must take the following matters into account: (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to a shareholder to bring or intervene in proceedings may be granted only if the Court is satisfied that: (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

ENFORCEABILITY OF CIVIL LIABILITIES

British Virgin Islands

PubCo was incorporated in the BVI in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following:

•        the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        BVI companies may not have standing to sue before the federal courts of the United States.

PubCo’s memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

Substantially all of PubCo’s operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint [•] as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Ogier, PubCo’s counsel as to BVI law, has advised PubCo that there is uncertainty as to whether the courts of the BVI would:

•        recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed PubCo that it is uncertain whether the courts of the BVI will allow shareholders of PubCo to originate actions in the BVI based upon securities laws of the United States. In addition, there is uncertainty with regard to BVI law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the BVI as penal or punitive in nature. If such a determination is made, the courts of the BVI will not recognize or enforce the judgment against a BVI company, such as PubCo. As the courts of the BVI have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the BVI. Ogier has further informed PubCo that although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), any final and conclusive monetary judgment for a definite sum obtained against PubCo in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•        the U.S. court issuing the judgment had jurisdiction in the matter and PubCo either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•        the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of PubCo;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•        no new admissible evidence relevant to the action was submitted prior to the rendering of the judgment by the BVI courts;

•        recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and the proceedings pursuant to which judgment was obtained were not contrary to natural justice; and

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants to acquire PubCo Ordinary Shares will be passed upon by Ogier, British Virgin Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. Counsel respectively.

EXPERTS

The financial statements of AgileAlgo as of and for each of the years ended September 30, 2021 and 2022 included in this registration statement have been audited by PKF Littlejohn LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Inception Growth Acquisition Limited for the period from March 4, 2021 (inception) through December 31, 2021 included in this Prospectus have been audited by Friedman LLP, independent registered public accounting firm (“Friedman”), as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Inception Growth Acquisition Limited to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Inception Growth Acquisition Limited for the year ended December 31, 2022 included in this Prospectus have been audited by Marcum LLP (“Marcum”), independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Inception Growth Acquisition Limited to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

Based on information provided by Friedman, the independent registered public accounting firm of Inception Growth Acquisition Limited, effective September 1, 2022, Friedman combined with Marcum and continued to operate as an independent registered public accounting firm. Friedman continued to serve as Inception Growth’s independent registered public accounting firm through October 13, 2022. On October 13, 2022, the Audit Committee of the Board of Directors of Inception Growth dismissed Friedman and engaged Marcum to serve as the independent registered public accounting firm of Inception Growth for the year ended December 31, 2022, effective immediately. The services previously provided by Friedman are now provided by Marcum.

Friedman’s report on Inception Growth’s financial statements for the period from March 4, 2021 (date of inception) through December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from March 4, 2021 (date of inception) through December 31, 2021, and the subsequent interim period through October 13, 2022, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to the subject matter of the disagreements in connection with its reports on Inception Growth’s financial statements for such period. Also during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

Inception Growth provided Friedman with a copy of the above disclosures and requested that Friedman furnish Inception Growth with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Friedman’s letter dated October 17, 2022 is attached as Exhibit 16.1 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

STOCKHOLDER PROPOSALS AND OTHER MATTERS

Management of Inception Growth knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Inception Growth and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Inception Growth’s proxy statement/prospectus. Upon written or oral request, Inception Growth will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Inception Growth deliver single copies of such documents in the future. Stockholders may notify Inception Growth of their requests by calling or writing Inception Growth at its principal executive offices at 875 Washington Street, New York, NY, 10014.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Inception Growth is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Inception Growth, PubCo nor AgileAlgo has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Inception Growth stockholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENTS

INCEPTION GROWTH ACQUISITION LIMITED
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AGILEALGO PTE. LTD.
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022 AND 2021

INCEPTION GROWTH ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$132,080	$680,812
Cash in escrow	125,087	—
Prepaid expenses	17,500	161,905
Total current assets	274,667	842,717
Cash and investments held in trust account	47,635,394	106,052,337
TOTAL ASSETS	$47,910,061	$106,895,054
LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Common stock redemption liabilities	$16,140,173	$—
Accrued liabilities	994,878	119,405
Income tax payable	774,498	299,230
Amount due to a related party	253,474	181,835
Total current liabilities	18,163,023	600,470
Deferred underwriting compensation	2,587,500	2,587,500
TOTAL LIABILITIES	20,750,523	3,187,970
Commitments and contingencies	—	—
Common stock, subject to possible redemption: 2,950,891 and 10,350,000 shares (at redemption value of $10.67 and $10.25 per share as of September 30, 2023 and December 31, 2022), respectively	31,495,221	106,051,986
Shareholders’ deficit:
Common stock, $0.0001 par value; 26,000,000 shares authorized; 2,637,500 shares issued and outstanding (excluding 2,950,891 and 10,350,000 shares subject to possible redemption, respectively)	264	264
Accumulated deficit	(4,335,947)	(2,345,166)
Total shareholders’ deficit	(4,335,683)	(2,344,902)
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$47,910,061	$106,895,054

See accompanying notes to unaudited condensed consolidated financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Formation, general and administrative expense	$(423,230)	$(155,548)	$(1,068,926)	$(554,131)
Other income:
Dividend income	611,440	316,563	2,313,587	333,315
Interest income	—	299,318	—	299,318
Total other income, net	611,440	615,881	2,313,587	632,633
Income before income taxes	188,210	460,333	1,244,661	78,502
Income taxes	(125,908)	(118,109)	(475,268)	(118,109)
NET INCOME (LOSS)	$62,302	$342,224	$769,393	$(39,607)
Other comprehensive income
Unrealized gain on available-for-sale securities	—	93,337	—	251,820
Reclassification of realized gain on available-for sale securities, net to net income	—	(251,820)	—	(251,820)
COMPREHENSIVE INCOME (LOSS)	$62,302	$183,741	$769,393	$(39,607)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,111,784	10,350,000	5,902,701	10,350,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.08	$0.04	$0.19	$0.01
Basic and diluted weighted average shares outstanding, common stock attributable to Inception Growth Acquisition Limited	2,637,500	2,637,500	2,637,500	2,637,500
Basic and diluted net loss per share, common stock attributable to Inception Growth Acquisition Limited	$(0.10)	$(0.01)	$(0.14)	$(0.05)

See accompanying notes to unaudited condensed consolidated financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ DEFICIT

	Three and nine months ended September 30, 2023
	Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of January 1, 2023	2,637,500	$264	$—	$(2,345,166)	$(2,344,902)
Contribution – non-redemption agreement	—	—	452,026	—	452,026
Shareholder non-redemption agreement	—	—	(452,026)	—	(452,026)
Accretion of carrying value to redemption value	—	—	—	(473,741)	(473,741)
Excise tax payable attributable to redemption of common stock	—	—	—	(604,113)	(604,113)
Net income	—	—	—	487,015	487,015
Balance as of March 31, 2023	2,637,500	264	—	(2,936,005)	(2,935,741)
Accretion of carrying value to redemption value	—	—	—	(809,478)	(809,478)
Net income	—	—	—	220,076	220,076
Balance as of June 30, 2023	2,637,500	$264	$—	$(3,525,407)	$(3,525,143)
Accretion of carrying value to redemption value	—	—	—	(711,440)	(711,440)
Net income	—	—	—	62,302	62,302
Excise tax payable attributable to redemption of common stock	—	—	—	(161,402)	(161,402)
Balance as of September 30, 2023	2,637,500	$264	$—	$(4,335,947)	$(4,335,683)
	Three and nine months ended September 30, 2022
	Common stock		Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of January 1, 2022	2,637,500	$264	$—	$(1,303,671)	$(1,303,407)
Accretion of carrying value to redemption value	—	—	—	(10,878)	(10,878)
Net loss	—	—	—	(217,899)	(217,899)
Balance as of March 31, 2022	2,637,500	264	—	(1,532,448)	$(1,532,184)
Accretion of carrying value to redemption value	—	—	—	(164,708)	(164,708)
Unrealized gain on available-for-sale securities	—	—	158,483	—	158,483
Net loss	—	—	—	(163,932)	(163,932)
Balance as of June 30, 2022	2,637,500	$264	$158,483	$(1,861,088)	$(1,702,341)
Accretion of carrying value to redemption value	—	—	—	(457,398)	(457,398)
Unrealized gain on available-for-sale securities	—	—	93,337	—	93,337
Reclassification of realized gain on available-for-sale securities, net to net income	—	—	(251,820)	—	(251,820)
Net income	—	—	—	342,224	342,224
Balance as of September 30, 2022	2,637,500	$264	$—	$(1,976,262)	$(1,975,998)

See accompanying notes to unaudited condensed consolidated financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash flows from operating activities
Net income (loss)	$769,393	(39,607)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Interest income and dividend income earned in cash and investments held in trust account	(2,313,587)	(632,633)
Change in operating assets and liabilities:
Decrease in prepaid expenses	144,405	167,268
Increase (decrease) in accrued liabilities	109,958	(241,528)
Increase in income tax payable	475,268	—
Net cash used in operating activities	(814,563)	(746,500)
Cash flows from investing activities
Payment for share redemption	60,411,251	—
Proceeds deposited in Trust account	(100,000)	—
Cash withdrawn from Trust Account	419,279	—
Net cash provided by investing activities	60,730,530	—
Cash flows from financing activities
Redemption of common stock	(60,411,251)	—
Advance from a related party	71,639	160,464
Net cash (used in) provided by financing activities	(60,339,612)	160,464
NET CHANGE IN CASH	(423,645)	(586,036)
Cash, beginning of period	680,812	1,365,181
Cash, end of period	$257,167	$779,145
Reconciliation to amounts on consolidated balance sheets:
Cash	$132,080	$779,145
Cash in escrow	125,087	—
	$257,167	$779,145
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INCOFMRATION
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Accretion of carrying value to redemption value	$(1,994,659)	$(632,984)
Excise tax payable attributable to redemption of common stock	$765,515	$—

See accompanying notes to unaudited condensed consolidated financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Inception Growth Acquisition Limited (the “Company”) is a newly organized blank check company incorporated on March 4, 2021, under the laws of the State of Delaware for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market and shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies. The Company has selected December 31 as its fiscal year end.

IGTA Merger Sub Limited (“Purchaser”) is a company incorporated on September 11, 2023 under the laws of the British Virgin Islands for the purpose of effecting the business combination. Purchaser is wholly owned by the Company.

At September 30, 2023, the Company had not yet commenced any operations. All activities through December 13, 2021 relate to the Company’s formation and the initial public offering (the “Initial Public Offering”). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

Financing

The registration statement for the Company’s Initial Public Offering became effective on December 8, 2021. On December 13, 2021, the Company consummated the Initial Public Offering of 10,350,000 ordinary units (the “Public Units”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,350,000 Public Units, at $10.00 per Public Unit, generating gross proceeds of $103,500,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,721,250 Warrants (the “Private Warrants”) at a price of $1.00 per warrant in a private placement to Soul Venture Partners LLC (the “Sponsor”), generating gross proceeds of $4,721,250, which is described in Note 4.

Transaction costs amounted to $4,832,697, consisting of $1,811,250 of underwriting fees, $2,587,500 of deferred underwriting fees and $433,947 of other offering costs.

Trust Account

Following the closing of the Initial Public Offering and exercise of the over-allotment option on December 13, 2021, the aggregate amount of 104,535,000 ($10.10 per Public Unit) held in Trust Account was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80%

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an Initial Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.67 per Public Share) in the event that the Sponsor elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 8). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights or warrants. The common stock will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

The Company will proceed with a Business Combination if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “stockholders”) and the underwriters will agree (a) to vote their Founder Shares, the common stock included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the stockholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

On March 3, 2023, the Company and Sponsor entered into non-redemption agreements (“Non-Redemption Agreement”) with an unaffiliated third parties in exchange for such third party agreeing not to redeem an aggregate of 400,000 shares of the Company’s common stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 120,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting. The Company has waived the transfer restrictions set forth in the Letter Agreement dated December 8, 2021, between the Company and Sponsor (the “Letter Agreement”), regarding the transfers of the shares contemplated by the Non-Redemption Agreement. Pursuant to the Underwriting Agreement, dated as of December 8, 2021, by and between the Company and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). EF Hutton has consented in writing to waive the transfer restrictions set forth in Sections 15 and 18 of the Letter Agreement in connection to the transfers of the shares contemplated by the Non-Redemption Agreements.

On March 6, 2023, the Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 2,100,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 630,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 7, 2023, the Company and the Sponsor entered into additional Non-Redemption Agreements with certain unaffiliated third parties in exchange for such parties agreeing not to redeem an aggregate of 625,000 Non-Redeemed Shares. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 187,500 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 8, 2023, the Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 1,200,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 360,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

The Company performed a valuation of the shares of common stock the Sponsor agreed to transfer to the non-redeeming third parties and determined the shares had a value of $452,026.

On March 13, 2023, in connection with the stockholders vote at the Annual Meeting, 5,873,364 shares were redeemed by certain shareholders at a price of approximately $10.29 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $60,411,251. The amount was paid on April 4, 2023.

On March 13, 2023, the Company entered into an amendment to the investment management trust agreement with Continental Stock Transfer & Trust Company, allowing to extend the time available for us to consummate an initial business combination for an additional six (6) months from March 13, 2023 to September 13, 2023 without having to make any extension payment. On March 13, 2023, the Company decided to extend the available time to complete a business combination for an additional six (6) months from March 13, 2023 to September 13, 2023. Public stockholders were not offered the opportunity to vote on or redeem their shares in connection with any such extension.

On June 12, 2023, the Company has entered into a binding letter of intent (“LOI”) for a business combination with AgileAlgo Pte Ltd. (“AgileAlgo”). AgileAlgo is a maker of enterprise-grade natural language code generator for machine-learning and data management platforms. Porche Capital Ltd is acting as AgileAlgo’s business advisor in the proposed business combination. Under the terms of the LOI, the Company and AgileAlgo would become a combined entity, with AgileAlgo’s existing equity holders rolling 100% of their equity into the combined public company.

On September 8, 2023, the Company filed an amended and restated memorandum and articles of association (the “Charter Amendment”), giving the Company the right to extend the date by which it has to complete a business combination up to June 13, 2024.

On September 8, 2023, the Company entered into an amendment to the investment management trust agreement with Continental Stock Transfer & Trust Company, allowing to extend the time available for us to consummate an initial business combination for an additional nine (9) months from September 13, 2023 to June 13, 2024 by depositing into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of common stock issued in the IPO.

On each of September 8, 2023, October 8, 2023 and November 1, 2023, the Company deposited $100,000 into the Trust Account in order to extend the amount of time it has available to complete a business combination until December 13, 2023.

On September 8, 2023, in connection with the stockholders vote at the Annual Meeting, 1,525,745 shares were redeemed by certain shareholders at a price of approximately $10.58 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $16,140,173. The amount was fully settled on October 3, 2023.

On September 12, 2023, the Company entered into that certain business combination agreement with Purchaser, AgileAlgo Holdings Limited, a British Virgin Islands business company (“AgileAlgo Holdings”), and certain shareholders of AgileAlgo (the “Signing Sellers”), and which agreement may also be thereafter executed by each of the other shareholders of AgileAlgo Holdings (together with the Signing Sellers, the “Sellers”) in one or more joinder agreements, (collectively, the “Joinder Agreements”) (such agreement together with the Joinder Agreements, as it may be amended from time to time, the “Business Combination Agreement”), which provides for a business combination between the Company and AgileAlgo Holdings (the “Business Combination”). Pursuant to the Business Combination Agreement, the Business Combination will be effected in two steps: (i) first the Company will merge with and into Purchaser, with Purchaser remaining as the surviving publicly traded entity and a British Virgin

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Islands business company (the “Redomestication Merger”); and (ii) immediately after the Redomestication Merger, the Sellers will exchange their ordinary shares of AgileAlgo Holdings for ordinary shares of Purchaser. Upon the Redomestication Merger becoming effective, Purchaser shall pay an aggregate consideration of $160,000,000 (the “Merger Consideration”) to AgileAlgo Holdings’ shareholders, which shall be issued and divided into $10.00 per Ordinary Share of Purchaser (the “Merger Consideration Shares”).

Twelve and one-half percent (12.5%) of the Merger Consideration Shares otherwise to be delivered to the Sellers at the Closing (which would be two million (2,000,000) shares valued at Twenty Million U.S. Dollars ($20,000,000) if 100% of the Company shareholders become Sellers under the Business Combination Agreement) (together with earnings thereon, the “Earnout Shares”) will be set aside in escrow and held by a third-party escrow agent at the closing of the Business Combination (the “Closing”), subject to vesting and forfeiture if the consolidated gross revenues of Purchaser and its subsidiaries during the three (3) fiscal quarter period beginning on October 1, 2024 (the “Revenues”) do not equal or exceed Fifteen Million U.S. Dollars ($15,000,000), based on a sliding scale where all of such Earnout Shares will be forfeited by the Sellers if the Revenues do not exceed Seven Million Five Hundred Thousand Dollars ($7,500,000). Purchaser will cancel any Earnout Shares that are forfeited by the Sellers. The Sellers will have all voting rights in respect to the Earnout Shares while they are held in escrow, but dividend, distributions and other earnings on the Earnout Shares while the Earnout Shares are held in escrow will be retained in the escrow account and distributed either to the Sellers or Purchaser along with the underlying Earnout Shares.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $50,000), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidity and going concern

As of September 30, 2023, the Company had cash balance of $257,167 and working capital deficit of $1,748,183 (excluding common stock redemption liabilities which was settled with fund from Trust Account). The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. Based on the foregoing, the Company believes it will not have sufficient cash to meet its needs to execute its intended initial Business Combination in the next twelve months from the date of the issuance of the accompanying unaudited condensed consolidated financial statements.

The Company initially had 15 months from the consummation of this offering to consummate the initial business combination. If the Company does not complete a business combination within 15 months from the consummation of the Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to 21 months from the consummation of the Public Offering to complete a business combination). As of the date of this report, the Company has extended 2 times by an additional 1 month each time, and so it now has until December 13, 2023 to consummate a business combination. Pursuant to the terms of the current amended and restated memorandum and articles of association and the trust agreement between the Company and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for the Company to consummate our initial business combination, the Company’s insiders or their affiliates or designees must deposit into the trust account the lesser of (i) $100,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of common stock issued in the IPO, on or prior to the date of the applicable deadline. On each of September 8, 2023, October 5, 2023 and November 1, 2023, the Company has deposited in an amount of $100,000 into the Trust Account in order to extend the amount of available time to complete a business combination until December 13, 2023. If Company is unable to consummate the Company’s initial business combination by December 13, 2023 (unless further extended), the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern due to business combination is not consummated by December 13, 2023. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

These accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the interim period ended September 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023. The information included in this

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Form 10-Q should be read in conjunction with Management’s Discussion and Analysis, and the audited financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on April 14, 2023.

•        Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary. All significant intercompany transactions and balances between the Company and its subsidiary is eliminated upon consolidation.

Subsidiary are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying unaudited consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
IGTA Merger Sub Limited (“Purchase”)	A British Virgin Islands company Incorporated on September 11, 2023	100% Owned by the Company

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported expenses during the reporting period.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2023 and December 31, 2022.

•        Cash in escrow

The amount represented that the cash held by third party on behalf of the Company. As of September 30, 2023 and December 31, 2022, all the monies held in escrow which is available for capital expenditures and certain operating expenses. The funds in the escrow account can be released for the Company’s operations without restriction.

•        Cash and investment held in trust account

At September 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. These securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Earnings on these securities is included in dividend income in the accompanying statement of operations and is automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets.

•        Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

As the warrants issued upon the IPO and private placements meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

•        Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Common stocks subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stocks (including common stocks that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times,

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

common stocks are classified as stockholders’ equity. The Company’s common stocks feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at September 30, 2023 and December 31, 2022, 2,950,891 and 10,350,000 shares of common stock subject to possible redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s unaudited condensed consolidated balance sheets.

•        Offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

•        Fair value of financial instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by the market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to the sponsor are estimated to approximate the carrying values as of September 30, 2023 due to the short maturities of such instruments. See Note 7 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the unaudited condensed consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Our effective tax rate was 38.18% and 150.45% for the nine months ended September 30, 2023 and 2022, respectively. Our effective tax rate was 66.90% and 27.11% for the three months ended September 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2023 and 2022, due to the valuation allowance on the deferred tax assets.

•        New Law and Changes

On August 16, 2022, the Inflation Reduction (the IR) Act was signed into law, which, beginning in 2023, will impose a 1% excise tax on public company stock buybacks. The company is assessing the potential impact of the Act.

The IR Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of newly issued shares during the taxable year. Redemption rights are ubiquitous to nearly all SPACs. Shareholders have the ability to require the SPAC to repurchase their shares prior to the merger in what is known as a redemption right, essentially getting their money back. There are two possible scenarios in which redemption rights come into play. First, they can be exercised by the shareholders themselves because they are exiting the transaction, or second, they can be triggered because the SPAC did not find a target with which to merge. There will certainly need to be more clarity from the Internal Revenue Service on the application of the excise tax to SPAC redemptions. Until there is further guidance from the IRS, the Company will continue to assess the potential impact of the IR Act. For the nine months ended September 30, 2023 and 2022, the Company has incurred $765,515 and $0, respectively. For the three months ended September 30, 2023 and 2022, the Company has incurred $161,402 and $0, respectively.

•        Net income (loss) per share

The Company calculates net loss per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to the redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders. As of September 30, 2023, the Company has not considered the effect of the warrants sold in the Initial Public Offering and private warrants to purchase an aggregate of 9,896,250 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Nine Months Ended September 30, 2023	For the Nine Months Ended September 30, 2022
Net income (loss)	$769,393	$(39,607)
Accretion of carrying value to redemption value	(1,994,659)	(632,984)
Net loss including accretion of carrying value to redemption value	$(1,225,266)	$(672,591)
	For the Three Months Ended September 30, 2023	For the Three Months Ended September 30, 2022
Net income	$62,302	$342,224
Accretion of carrying value to redemption value	(711,440)	(457,398)
Net loss including accretion of carrying value to redemption value	$(649,138)	$(115,174)
	For the Nine Months ended September 30, 2023		For the Nine Months ended September 30, 2022
	Redeemable Ordinary Share	Non-Redeemable Ordinary Share	Redeemable Ordinary Share	Non-Redeemable Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(846,863)	$(378,403)	$(536,001)	$(136,590)
Accretion of carrying value to redemption value	1,994,659	—	632,984	—
Allocation of net income (loss)	$1,147,796	$(378,403)	$96,983	$(136,590)
Denominators:
Weighted-average shares outstanding	5,902,701	2,637,500	10,350,000	2,637,500
Basic and diluted net income (loss) per share	$0.19	$(0.14)	$0.01	$(0.05)
	For the Three Months ended September 30, 2023		For the Three Months ended September 30, 2022
	Redeemable Ordinary Share	Non-Redeemable Ordinary Share	Redeemable Ordinary Share	Non-Redeemable Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(395,466)	$(253,672)	$(91,784)	$(23,390)
Accretion of carrying value to redemption value	711,440	—	457,398	—
Allocation of net income (loss)	$315,974	$(253,672)	$365,614	$(23,390)
Denominators:
Weighted-average shares outstanding	4,111,784	2,637,500	10,350,000	2,637,500
Basic and diluted net income (loss) per share	$0.08	$(0.10)	$0.04	$(0.01)

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 10,350,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,350,000 Public Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock, one-half (1/2) of one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one share of common stock. Each Public Warrant will entitle the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

All of the 10,350,000 (including over-allotment shares) Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stocks subject to redemption to be classified outside of permanent equity.

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — INITIAL PUBLIC OFFERING (cont.)

As of September 30, 2023 and December 31, 2022, the shares of common stock reflected on the unaudited condensed consolidated balance sheet are reconciled in the following table.

Amount
Gross proceeds	$103,500,000
Less:
Proceeds allocated Public Warrants	(2,572,990)
Proceeds allocated Public Rights	(7,418,984)
Offering costs of Public Shares	(2,511,906)
Plus:
Accretion of carrying value to redemption value – 2021	13,538,880
Accretion of carrying value to redemption value – 2022	1,516,986
Common stock subject to possible redemption as of December 31, 2022	106,051,986
Accretion of carrying value to redemption value – 2023	1,994,659
Share redemption	(76,551,424)
Common stock subject to possible redemption as of September 30, 2023	$31,495,221

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the underwriters purchased an aggregate of 4,721,250 Warrants at a price of $1.00 per Warrant, ($4,721,250 in the aggregate), in a private warrant that occurred simultaneously with the closing of the Initial Public Offering (the “Private Warrants”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per whole share. The Private Warrants may only be exercised for a whole number of shares. The proceeds from the sale of the Private Placement Warrants will be added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On March 4, 2021, the Company issued an aggregate of 2,587,500 founder shares to the initial shareholder for an aggregate purchase price of $25,000.

On December 13, 2021, the Company issued an aggregate of 50,000 representative shares to the underwriter.

As of September 30, 2023 and December 31, 2022, the Company’s total issued and outstanding is 2,637,500 shares of common stock, excluding 2,950,891 and 10,350,000 share of common stock subject to possible redemption.

Advance from a Related Party

As of September 30, 2023 and December 31, 2022, the Company had a temporary advance of $253,474 and $181,835 from the Sponsor, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

The Company is obligated, commencing from March 4, 2021, to pay Soul Venture Partners LLC a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s Business Combination or the liquidation of the trust account to public shareholders.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Non-redemption Agreements

The Sponsor entered into Non-Redemption Agreements with various stockholders of the Company (the “Non-Redeeming Stockholders”), pursuant to which these stockholders agreed not to redeem a portion of their shares of Company common stock (the “Non-Redeemed Shares”) in connection with the Special Meeting held on March 13, 2023, but such stockholders retained their right to require the Company to redeem such Non-Redeemed Shares in connection with the closing of the Business Combination. The Sponsor has agreed to transfer to such Non-Redeeming Stockholders an aggregate of 1,297,500 the Founder Shares held by the Sponsor immediately following the consummation of an initial Business Combination. The Company estimated the aggregate fair value of such 1,297,500 Founder Shares transferrable to the Non-Redeeming Stockholders pursuant to the Non-Redemption Agreement to be $452,026 or $0.35 per share. The fair value was determined using the probability of a successful Business Combination of 4%, a discount for lack or marketability of 15.5%, and the average value per shares as of the valuation date of $10.30 derived from an option pricing model for publicly traded warrants. Each Non-Redeeming Stockholder acquired from the Sponsor an indirect economic interest in such Founder Shares. The excess of the fair value of such Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, in substance, it was recognized by the Company as a capital contribution by the Sponsor to induce these Non-Redeeming Stockholders not to redeem the Non-Redeemed Shares, with a corresponding charge to additional paid-in capital to recognize the fair value of the Founder Shares subject to transfer as an offering cost.

NOTE 6 — SHAREHOLDER’S EQUITY

Common stocks

The Company is authorized to issue 26,000,000 shares of common stock at par value $0.0001. Holders of the Company’s common stocks are entitled to one vote for each share. As of September 30, 2023 and December 31, 2022, 2,637,500 shares of common stocks were issued and outstanding, excluding 2,950,891 and 10,350,000 shares of common stock subject to possible redemption, respectively.

Rights

Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDER’S EQUITY (cont.)

Warrants

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 15 months (or up to 21 months, if we extend the time to complete a business combination) from the closing of this Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the common stock issuable upon the exercise of the Public Warrants is not effective within 52 business days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18 per share, for any 30 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	September 30, 2023 (Unaudited)	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$47,635,394	$47,635,394	$—	$—
Description	December 31, 2022 (Audited)	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$106,052,237	$106,052,337	$—	$—

____________

*        included in cash and investments held in trust account on the Company’s unaudited condensed consolidated balance sheets.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on December 13, 2021 the holders of the Founder Shares, Private Warrants (and their underlying securities) and any securities of the Company’s initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this Proposed Public Offering. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Warrants (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) or loans to extend the life can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The Company is committed to pay the Deferred Discount of the Initial Public Offering, to the underwriter upon the Company’s consummation of the business combination. The deferred fee can be paid in cash.

NOTE 9 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this unaudited condensed consolidated financial statement are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023, up through the date was the Company issued the unaudited condensed consolidated financial statements.

On each of October 8, 2023 and November 1, 2023, the Company deposited $100,000 into the Trust Account in order to extend the amount of time it has available to complete a business combination until December 13, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Inception Growth Acquisition Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Inception Growth Acquisition Limited (the “Company”) as of December 31, 2022, the related statements of operations, changes in stockholders’ deficit and cash flows for the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022)

Marlton, NJ

April 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Inception Growth Acquisition Limited

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Inception Growth Acquisition Limited (the “Company”) as of December 31, 2021 and the related statements of operations, changes in stockholders’ deficit and cash flows for the period from March 4, 2021 (inception) through December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from March 4, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor from 2021 through 2022.

New York, New York

March 31, 2022

INCEPTION GROWTH ACQUISITION LIMITED
BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$680,812	$1,365,181
Prepayment	161,905	404,762
Total current assets	842,717	1,769,943

Cash and investments held in trust account	106,052,337	104,535,351

TOTAL ASSETS	$106,895,054	$106,305,294
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities	119,405	475,948
Income tax payable	299,230	—
Amount due to a related party	181,835	10,253
Total current liabilities	600,470	486,201

Deferred underwriting compensation	2,587,500	2,587,500

TOTAL LIABILITIES	3,187,970	3,073,701

Commitments and contingencies
Common stock, subject to possible redemption 10,350,000 shares (at redemption value of $10.25 and $10.10 per share)	106,051,986	104,535,000

Stockholders’ deficit:
Common stock, $0.0001 par value; 26,000,000 shares authorized; 2,637,500 shares issued and outstanding (excluding 10,350,000 shares subject to possible redemption)	264	264
Accumulated deficit	(2,345,166)	(1,303,671)

Total stockholders’ deficit	(2,344,902)	(1,303,407)

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT	$106,895,054	$106,305,294

The accompanying notes are an integral part of these financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
STATEMENTS OF OPERATIONS

	Year ended December 31, 2022	Period from March 4, 2021 (inception) through December 31, 2021
Formation, general and administrative expenses	$(742,265)	$(182,311)

Other income
Dividend income	1,217,668	351
Interest income	299,318	—
Total other income, net	1,516,986	351

Income (loss) before income taxes	774,720	(181,960)

Income taxes	(299,230)	—

NET INCOME (LOSS)	$475,491	$(181,960)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	10,350,000	616,887
Basic and diluted net income per share, common stock subject to possible redemption	$0.07	$17.67
Basic and diluted weighted average shares outstanding, common stock attributable to Inception Growth Acquisition Limited	2,637,500	2,590,480
Basic and diluted net loss per share, common stock attributable to Inception Growth Acquisition Limited	$(0.08)	$(4.28)

The accompanying notes are an integral part of these financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Year ended December 31, 2022
	Common stock		Accumulated deficit	Total stockholders’ deficit
	No. of shares	Amount
Balance as of December 31, 2021	2,637,500	$264	$(1,303,671)	$(1,303,407)

Accretion of carrying value to redemption value	—	—	(1,516,986)	(1,516,986)
Net income for the year	—	—	475,491	475,491

Balance as of December 31, 2022	2,637,500	$264	$(2,345,166)	$(2,344,902)
	Period from March 4, 2021 (inception) through December 31, 2021
	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	No. of shares	Amount
Balance as of March 4, 2021 (inception)	—	$—	$—	$—	$—

Issuance of common stock to founders	2,587,500	259	24,741	—	25,000
Sale of units in initial public offering	10,350,000	1,035	98,666,268	—	98,667,303
Sale of private warrants to the founder in private placement	—	—	4,721,250	—	4,721,250
Sale of representative share	50,000	5	(5)	—	—
Initial classification of common stock subject to possible redemption	(10,350,000)	(1,035)	(93,506,991)	—	(93,508,026)
Allocation of offering costs to common stock subject to possible redemption	—	—	2,511,906	—	2,511,906
Accretion of carrying value to redemption value	—	—	(12,417,169)	(1,121,711)	(13,538,880)
Net loss for the period	—	—	—	(181,960)	(181,960)

Balance as of December 31, 2021	2,637,500	$264	$—	$(1,303,671)	$(1,303,407)

The accompanying notes are an integral part of these financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
STATEMENT OF CASH FLOWS

	Year ended December 31, 2022	Period from March 4, 2021 (inception) through December 31, 2021
Cash flows from operating activities:
Net income (loss)	$475,491	$(181,960)
Adjustments to reconcile net loss to net cash used in operating activities
Interest income and dividend income earned in cash and investments income held in trust account	(1,516,986)	(351)
Change in operating assets and liabilities:
Decrease (increase) in prepayment	242,857	(404,762)
(Decrease) increase in accrual liabilities	(356,543)	475,948
Increase in income tax payable	299,230	—
Net cash used in operating activities	(855,951)	(111,125)
Cash flows from investing activities:
Proceeds deposited in Trust Account	—	(104,535,000)

Net cash used in investing activities	—	(104,535,000)

Cash flows from financing activities:
Proceed from issuance of common stock	—	25,000
Proceed from public offering, net with $2,245,197 of offering costs	—	101,254,803
Proceed from private placement	—	4,721,250
Proceed from promissory note – related party	—	134,885
Repayment to promissory note – related party	—	(134,885)
Advance from a related party	171,582	10,253

Net cash provided by financing activities	171,582	106,011,306

NET CHANGE IN CASH	(684,369)	1,365,181

CASH, BEGINNING OF PERIOD	1,365,181	—

CASH, END OF PERIOD	$680,812	$1,365,181

SUPPLEMENTAL CASH FLOW INFORMATION:
Income tax paid	—	—
Interest paid	—	—

Non-cash investing and financing activities
Initial classification of common stock subject to possible redemption	$—	$(93,508,026)
Allocation of offering costs to common stock subject to possible redemption	$—	$2,511,906
Accretion of carrying value to redemption value	$(1,516,986)	$(13,538,880)
Accrued underwriting compensation	$—	$2,587,500

The accompanying notes are an integral part of these financial statements.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Inception Growth Acquisition Limited (the “Company”) is a newly organized blank check company incorporated on March 4, 2021, under the laws of the State of Delaware for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market and shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies. The Company has selected December 31 as its fiscal year end.

At December 31, 2022, the Company had not yet commenced any operations. All activities through December 13, 2021 relate to the Company’s formation and the initial public offering (the “Initial Public Offering”). Since the Initial Public Offering, the Company’s activity has been limited to the evaluation of business combination candidates. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

Financing

The registration statement for the Company’s Initial Public Offering became effective on December 8, 2021. On December 13, 2021, the Company consummated the Initial Public Offering of 10,350,000 ordinary units (the “Public Units”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,350,000 Public Units, at $10.00 per Public Unit, generating gross proceeds of $103,500,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,721,250 Warrants (the “Private Warrants”) at a price of $1.00 per warrant in a private placement to Soul Venture Partners LLC (the “Sponsor”), generating gross proceeds of $4,721,250, which is described in Note 4.

Transaction costs amounted to $4,832,697, consisting of $1,811,250 of underwriting fees, $2,587,500 of deferred underwriting fees and $433,947 of other offering costs. In addition, at December 13, 2021, cash of $1,498,937 were held outside of the Trust Account (as defined below) and is available for the payment of offering costs and for working capital purposes net with $104,535,000 transferred to the Trust Account on December 13, 2021.

Trust Account

Following the closing of the Initial Public Offering and exercise of the over-allotment option on December 13, 2021, the aggregate amount of $104,535,000 ($10.10 per Public Unit) held in Trust Account was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations. As of December 31, 2022, investment securities in the Company’s Trust Account consisted of $106,047,848 in United States Treasury Bills and $4,489 in cash.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an Initial Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.10 per Public Share, subject to increase of up to an additional $0.30 per Public Share in the event that the Sponsor elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 8). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights or warrants. The common stock will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “stockholders”) and the underwriters will agree (a) to vote their Founder Shares, the common stock included in the Private Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the stockholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

On March 13, 2023, the Company entered into an amendment to the investment management trust agreement with Continental Stock Transfer & Trust Company, allowing to extend the time available for us to consummate an initial business combination for an additional six (6) months from March 13, 2023 to September 13, 2023 without having to make any extension payment. On March 13, 2023, the Company decided to extend the available time to complete a business combination for an additional six (6) months from March 13, 2023 to September 13, 2023. Public stockholders were not offered the opportunity to vote on or redeem their shares in connection with any such extension.

On March 3, 2023, the Company and Sponsor entered into non-redemption agreements (“Non-Redemption Agreement”) with an unaffiliated third parties in exchange for such third party agreeing not to redeem an aggregate of 400,000 shares of the Company’s common stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 120,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting. The Company has waived the transfer restrictions set forth in the Letter Agreement dated December 8, 2021, between the Company and Sponsor (the “Letter Agreement”), regarding the transfers of the shares contemplated by the Non-Redemption Agreement. Pursuant to the Underwriting Agreement, dated as of December 8, 2021, by and between the Company and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). EF Hutton has consented in writing to waive the transfer restrictions set forth in Sections 15 and 18 of the Letter Agreement in connection to the transfers of the shares contemplated by the Non-Redemption Agreements.

On March 6, 2023, the Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 2,100,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 630,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

On March 7, 2023, the Company and the Sponsor entered into additional Non-Redemption Agreements with certain unaffiliated third parties in exchange for such parties agreeing not to redeem an aggregate of 625,000 Non-Redeemed Shares. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 187,500 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 8, 2023, the Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 1,200,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company and held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 360,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $50,000), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.10 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidity and going concern

As of December 31, 2022, the Company had cash balance of $680,812 and working capital of $242,247. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. Based on the foregoing, the Company believes it will not have sufficient cash to meet its needs to execute its intended initial Business Combination in the next twelve months from the date of the issuance of the accompanying financial statements.

The Company initially had 15 months from the consummation of this offering to consummate the initial business combination. If the Company does not complete a business combination within 15 months from the consummation of the Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to 21 months from the consummation of the Public Offering to complete a business combination). If Company is unable to consummate the Company’s initial business combination by September 13, 2023 (unless further extended), the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern due to business combination is not consummated by September 13, 2023 (unless further extended). These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

•        Cash and investment held in trust account

At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. These securities are presented on the Balance Sheets at fair value at the end of each reporting period. Earnings on these securities is included in dividend income in the accompanying Statement of Operations and is automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets.

•        Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

•        Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

As the warrants issued upon the IPO and private placements meet the criteria for equity classification under ASC 480, therefore, the warrants are classified as equity.

•        Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Common stocks subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stocks (including common stocks that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stocks are classified as stockholders’ equity. The Company’s common stocks feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at December 31, 2022 and 2021, 10,350,000 shares of common stock subject to possible redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

•        Offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A–“Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the Public Offering.

•        Fair value of financial instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represents the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by the market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash, and prepayment, accrued liabilities, amount due to a related party are estimated to approximate the carrying values as of December 31, 2022 due to the short maturities of such instruments. See Note 7 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

•        Net loss per share

The Company calculates net loss per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to the redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders. As of December 31, 2022, the Company has not considered the effect of the warrants sold in the Initial Public Offering and private warrants to purchase an aggregate of 9,896,250 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The net income (loss) per share presented in the statement of operations is based on the following:

	December 31, 2022	Period from March 4, 2021 (inception) through December 31, 2021
Net income (loss)	$475,491	$(181,960)
Accretion of carrying value to redemption value	(1,516,986)	(13,538,880)
Net loss including accretion of carrying value to redemption value	$(1,041,495)	$(13,720,840)
	For the year ended December 31, 2022		Period from March 4 (inception) through December 31, 2021
	Redeemable Ordinary Share	Non- Redeemable Ordinary Share	Redeemable Ordinary Share	Non-Redeemable Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(829,988)	$(211,507)	$(2,638,991)	$(11,081,849)
Accretion of carrying value to redemption value	1,516,986	—	13,538,880	—
Allocation of net income (loss)	$686,998	$(211,507)	$10,899,889	$(11,081,849)
Denominators:
Weighted-average shares outstanding	10,350,000	2,637,500	616,887	2,590,480
Basic and diluted net income (loss) per share	$0.07	$(0.08)	$17.67	$(4.28)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

•        Stock-based compensation

The Company accounts for stock awards in accordance with ASC 718, “Compensation — Stock Compensation,” which requires that all equity awards be accounted for at their “fair value.” Fair value is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred. The fair value of stock-based compensation on the grant date were $537,075, or approximately $10.23 per share.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 10,350,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,350,000 Public Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock, one-half (1/2) of one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one share of common stock. Each Public Warrant will entitle the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

All of the 10,350,000 (including over-allotment shares) Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stocks subject to redemption to be classified outside of permanent equity.

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2022 and 2021, the shares of common stock reflected on the balance sheet are reconciled in the following table.

	December 31,
	2022	2021
Gross proceeds	$103,500,000	$10,350,000
Less:
Proceeds allocated Public Warrants	(2,572,990)	(2,572,990)
Proceeds allocated Public Rights	(7,418,984)	(7,418,984)
Offering costs of Public Shares	(2,511,906)	(2,511,906)
Plus:
Accretion of carrying value to redemption value – 2021	13,538,880	13,538,880
Accretion of carrying value to redemption value – 2022	1,516,986	—
Common stock subject to possible redemption	$106,051,986	$104,535,000

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the underwriters purchased an aggregate of 4,721,250 Warrants at a price of $1.00 per Warrant, ($4,721,250 in the aggregate), in each case, in a private warrant that will occur simultaneously with the closing of the Initial Public Offering (the “Private Warrants”). Each Private Warrant is exercisable to purchase one share of common stock at a price of $11.50 per whole share. The Private Warrants may only be exercised for a whole number of shares. The proceeds from the sale of the Private

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — PRIVATE PLACEMENT (cont.)

Placement Warrants will be added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On March 4, 2021, the Company issued an aggregate of 2,587,500 founder shares to the initial shareholder for an aggregate purchase price of $25,000.

On December 13, 2021, the Company issued an aggregate of 50,000 representative shares to the underwriter.

As of December 31, 2022 and 2021, the Company’s total issued and outstanding is 2,637,500 shares of common stock, excluding 10,350,000 share of common stock subject to possible redemption.

Advances from a Related Party

On April 1, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of (i) April 30, 2021 or (ii) the date on which the Company determines not to conduct an initial public offering. As of December 13, 2021, the Company drew $134,885 against the promissory note and the entire balance was repaid on December 16, 2021.

As of December 31, 2022 and 2021, the Company had a temporary advance of $181,835 and $10,253 from the Sponsor, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

The Company is obligated, commencing from March 4, 2021, to pay Soul Venture Partners LLC a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s Business Combination or the liquidation of the trust account to public stockholders.

NOTE 6 — STOCKHOLDERS’ EQUITY

Common stocks

The Company is authorized to issue 26,000,000 shares of common stock at par value $0.0001. Holders of the Company’s common stocks are entitled to one vote for each share. As of December 31, 2022, 2,637,500 shares of common stocks were issued and outstanding, excluding 10,350,000 shares of common stock subject to possible redemption.

Rights

Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — STOCKHOLDERS’ EQUITY (cont.)

common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Warrants

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 21 months from the closing of this Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the common stock issuable upon the exercise of the Public Warrants is not effective within 52 business days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the reported last sale price of the common stock equals or exceeds $18 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below its

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — STOCKHOLDERS’ EQUITY (cont.)

exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 7 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$106,047,848	$106,047,848	$—	$—
Description	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$104,535,263	$104,535,263	$—	$—

____________

*        included in cash and investments held in trust account on the Company’s balance sheet.

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act (“IRA”) was enacted into law. The IRA enacted a 15% corporate minimum tax effective in 2023, a 1% tax on share repurchases after December 31, 2022, and created and extended certain tax-related energy incentives. We currently do not expect the tax-related provisions of the IRA to have a material impact on our financial results.

Registration Rights

Pursuant to a registration rights agreement entered into on December 13, 2021 the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and any securities our initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this Proposed Public Offering. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Placement Warrants (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) or loans to extend our life can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The Company is committed to pay the Deferred Discount of the Initial Public Offering, to the underwriter upon the Company’s consummation of the business combination. The deferred fee can be paid in cash.

NOTE 9 — INCOME TAXES

As of December 31, 2022 and 2021, the Company’s net deferred tax assets are as follows:

	December 31,
	2022	2021
Deferred tax asset:
Organizational costs/Startup expenses	$174,750	$38,212
Net operating loss	—	—
Total deferred tax asset	174,750	38,212
Valuation allowance	(174,750)	(38,212)
Deferred tax asset, net of allowance	$—	$—

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — INCOME TAXES (cont.)

The income tax expense for the period from January 1, 2022 through December 31, 2022 and from March 4, 2021 (Inception) through December 31, 2021, consists of the following:

	December 31, 2022	Period from March 4, 2021 (inception) through December 31, 2021
Federal:
Current	$299,230	$—
Deferred	(136,538)	(38,212)

State:
Current	—	—
Deferred	—	—
Change in valuation allowance	136,538	38,212
Income tax provision	$299,230	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amount become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At the years ended December 31, 2022 and December 31, 2021, the change in valuation allowance was 136,538 and 38,212.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021, consists of the following:

	December 31,
	2022	2021
Statutory federal income tax rate	21.0%	21.0%
Change in valuation allowance	17.6%	(21.0)%
Effective Tax Rate	38.6%	0.00%

The effective tax rate differs from the statutory tax rate of 21% for the years ended December 31, 2022 and 2021, primarily due to the valuation allowance on the deferred tax assets.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred the balance sheet date, up through the date was that the Company issued the financial statements. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 3, 2023, the Company and Sponsor entered into non-redemption agreements (“Non-Redemption Agreement”) with an unaffiliated third parties in exchange for such third party agreeing not to redeem an aggregate of 400,000 shares of the Company’s common stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company to be held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company

INCEPTION GROWTH ACQUISITION LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SUBSEQUENT EVENTS (cont.)

to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 120,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting. The Company has waived the transfer restrictions set forth in the Letter Agreement dated December 8, 2021, between the Company and Sponsor (the “Letter Agreement”), regarding the transfers of the Common Stock contemplated by the Non-Redemption Agreement. Pursuant to the Underwriting Agreement, dated as of December 8, 2021, by and between the Company and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). EF Hutton has consented in writing to waive the transfer restrictions set forth in Sections 15 and 18 of the Letter Agreement in connection to the transfers of the Common Stock contemplated by the Non-Redemption Agreements.

On March 6, 2023, the “Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 2,100,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company to be held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 630,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 7, 2023, the Company and the Sponsor entered into additional Non-Redemption Agreements with certain unaffiliated third parties in exchange for such parties agreeing not to redeem an aggregate of 625,000 Non-Redeemed Shares. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 187,500 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 8, 2023, the Company and the Sponsor entered into Non-Redemption Agreement with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem an aggregate of 1,200,000 shares of the Common Stock sold in its initial public offering (“Non-Redeemed Shares”) in connection with the annual meeting of the stockholders called by the Company to be held on March 13, 2023 (the “Meeting”) to consider and approve, among other things, an amendment to the Company’s investment management trust agreement dated December 8, 2021, (the “Trust Amendment Proposal”) to extend the time for the Company to complete its initial business combination for a period of six months without having to make any payment to the trust account established in connection with the Company’s initial public offering. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor has agreed to transfer to such third party an aggregate of up to 360,000 shares of the Common Stock held by the Sponsor following the Meeting if they continue to hold such Non-Redeemed Shares through the Meeting.

On March 13, 2023, the Company amend the Company’s investment management trust agreement, dated as of December 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company to provide that the time for the Company to complete its initial business combination under the Trust Agreement shall be extended for a period of six months from March 13, 2023 to September 13, 2023 without having to make any payment to the Trust Account.

On March 13, 2023, in connection with the stockholders vote at the Annual Meeting, 5,873,364 shares were redeemed by certain shareholders at a price of approximately $10.29 per share, including interest generated and extension payments deposited in the Trust Account, in an aggregate amount of $60,411,251.

AGILEALGO PTE. LTD.

CONDENSED BALANCE SHEETS
(In U.S. Dollars, except share data or otherwise stated)
AS OF JUNE 30, 2023 AND SEPTEMBER 30, 2022

	Note	JUNE 30, 2023	SEPTEMBER 30, 2022
		(Unaudited)
ASSETS
Non-current asset
Property, plant and equipment	3	$1,538	$1,676
Total non-current asset		1,538	1,676

Current assets
Goods and services tax receivables	4	—	34
Account receivables	5	4,181	—
Deposit, prepayments and other receivables, net	6	6,239	1,583
Cash and cash equivalents	2	72,079	37,641
Total current assets		82,499	39,258
TOTAL ASSETS		84,037	40,934

Current Liabilities
Accounts payable and accrued expenses	4	583	1,673
Other current liabilities	7	24,647	12,178
Total current liabilities		25,230	13,851

Non-current Liability
Loan and borrowings	8	123,260	—
Total non-current liability		123,260	—
TOTAL LIABILITIES		148,490	13,851

EQUITY
Share capital	9	110,338	110,338
Accumulated deficit		(174,340)	(81,181)
Accumulated other comprehensive income		451	(2,074)
Total equity		(64,453)	27,083

TOTAL LIABILITIES AND EQUITY		84,037	40,934

The accompanying footnotes are an integral part of these condensed financial statements.

AGILEALGO PTE. LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

		Nine-month periods ended
	Note	JUNE 30, 2023	JUNE 30, 2022
		(Unaudited)	(Unaudited)
Revenue	2	$13,468	$—
Gross profit		13,468	—

Operating expenses:
Other selling, general and administrative expenses		106,627	43,190
Total operating expenses		106,627	43,190

Loss from operations		(93,159)	(43,190)

Other income
Grants		—	4,954
Total other income		—	4,954

Loss from operations before income taxes		(93,159)	(38,236)

Income tax expenses	10	—	—
Net income attributable to equity holders		(93,159)	(38,236)

Other comprehensive (loss)/Income:
Foreign currency translation loss		1,623	(1,509)
Total Comprehensive income attributable to equity holders		(91,536)	(39,745)
Loss per share – basic	9	0.06	0.05
Loss per share – diluted	9	0.06	0.05

The accompanying footnotes are an integral part of these condensed financial statements.

AGILEALGO PTE. LTD.

CONDENSED STATEMENT OF CHANGES IN EQUITY
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

	Share capital	Accumulated deficit	Accumulated other comprehensive income	Total Equity
Balance at SEPTEMBER 30, 2021	$36,619	(16,025)	179	20,773
Capital contribution	73,719	—	—	73,719
Foreign currency translation loss	—	—	(1,509)	(1,509)
Net loss for the period	—	(38,236)	—	(38,236)
Balance at JUNE 30, 2022	110,338	(54,261)	1,330	54,747

Balance at SEPTEMBER 30, 2022	110,338	(81,181)	(2,074)	27,083
Foreign currency translation loss	—	—	1,623	1,623
Net loss for the period	—	(93,159)	—	(93,159)
Balance at JUNE 30, 2023	110,338	(174,340)	451	(64,453)

The accompanying footnotes are an integral part of these condensed financial statements.

AGILEALGO PTE. LTD.

CONDENSED STATEMENTS OF CASH FLOWS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

	Nine-month periods ended
	JUNE 30, 2023	JUNE 30, 2022
Cash flows from operating activities
Net loss	$(93,159)	$(38,236)
Depreciation	1,225	1,134
Adjustments:
Changes in operating assets and liabilities:
(Decrease)/Increase in goods and services tax receivables	34	(99)
Increase in accounts receivables	(4,181)	—
Increase in deposit, prepayments and other receivables, net	(4,656)	(589)
Increase/(Decrease) in goods and services tax payables	583	—
(Decrease)/Increase in accounts payables and accrued expenses	(1,775)	(662)
(Decrease)/Increase in other current liabilities	12,469	7,649
Net cash used in operations	$(89,460)	$(30,803)

Cash flows from investing activities
Purchase of property and equipment	(985)	—
Cash used in investing activities	$(985)	$—

Cash flows from financing activities
Proceeds from capital contribution	—	73,719
Proceeds from loan and borrowings	123,260	—
Cash generated from financing activities	$123,260	$73,719

Net increase/(decrease) in cash, cash equivalents and restricted cash	32,815	42,918
Effect of exchange rate changes	1,623	(1,456)
Cash and cash equivalents at start of period	37,641	17,621
Cash and cash equivalents at end of period	$72,079	$59,083

The accompanying footnotes are an integral part of these condensed financial statements.

AGILEALGO PTE. LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 1      ORGANIZATION AND BUSINESS OPERATIONS

Incorporated and headquartered in Singapore, AgileAlgo Pte. Ltd. of Unique Entity Number 201942991W and registered address at 5008 Ang Mo Kio Avenue 5, #04-09 Techplace II, Singapore 569874, is in the business of artificial intelligence software development, implementation and consultancy.

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation and principles of combination:

The condensed financial statements containing the balance sheet, the statement of operations and comprehensive income, changes in equity and cash flows of the Company have been prepared for the purpose of complying with the provisions of Rule 3-05 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to acquisitions to be included with certain filings with the SEC.

The condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The condensed financial statements are presented in U.S. dollars (“USD” or “US$”), except when otherwise indicated.

The condensed financial statements have been prepared assuming that the Company will continue as a going concern. The Management has assessed the Company’s cash position and liabilities position to the date of the financial statements, ongoing working capital requirements, and level of available capital and cash flow for the 12 months from the date of the condensed financial statements, and have reached the conclusion that the going concern assumption is appropriate.

2.2 Software Related Costs

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

2.3 Lease Accounting

In view of its lease agreements being no longer than 1 year, the Company had elected to apply the recognition exemption to short-term leases.

2.4 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management does not consider there being key estimates, judgements or assumptions.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2.5 Foreign Currency Translation

Management adopted ASC 830 “Foreign Currency Matters” for transactions that denominated in foreign currencies.

The functional currency is Singapore dollar.

Assets and liabilities of the Company’s operations are translated into the reporting currency, U.S. dollars, at the exchange rate in effect at the balance sheet dates. Revenue and expenses are translated at average rates in effect during the reporting periods. Equity transactions are recorded at the historical rate when the transaction occurred. The resulting translation adjustment is reflected as accumulated other comprehensive income, a separate component of stockholders’ equity in the statement of changes in equity.

The exchange rates adopted from the Federal Reserve System are as follows:

	JUNE 30, 2023	JUNE 30, 2022
Period-end SGD to USD exchange rate	1.3523	1.3623
Average SGD to USD exchange rate for the nine-month period	1.3527	1.3903

No presentation is made that the SGD amounts could have been, or could be, converted to USD at the rates used in translation.

2.6 Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company places its cash with high credit quality financial institutions.

2.7 Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost less accumulated amortization and depreciation. Amortization and depreciation are computed using the straight-line method over the estimated useful lives of the related capitalized assets. Property, plant, and equipment are depreciated as follows:

Useful lives
Computer and software	3 years

Repair and maintenance costs are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized and depreciated. At the time of retirement or other disposition of property, plant and equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations.

2.8 Fair Value Measurements

Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

At period end dates, the Company’s financial assets consist of cash placed with financial institutions that management considers to be of a high quality. Management estimated that the carrying amounts of financial instruments approximate their fair values due to their short-term maturities.

2.9 Revenue

Performance Obligations

The Company has not entered into sales contracts with multiple performance obligations. Its performance obligations are based on activities that are fulfilled and completed, as well as promised deliverables.

The Company generally determines stand-alone selling prices based on the prices charged to customers.

Revenue was generated from monthly recurring subscriptions, where customers subscribe to the Virtual System Implementer platform via a self-serve model. Subscription fees are paid for at the time of or in advance of delivering the service.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Service revenue is recognized over time when the customer simultaneously receives and consumes benefits provided to them.

2.10 Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the profit or loss as they incur.

Current income taxes are recorded in the results of the period they are incurred.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that the management believes that these assets are more likely than not to be realized. In making such a determination, the management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets are to be recognized in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

2.11 Segment Information

The Company operates in one segment in Singapore.

2.12 Grant Income

The Company was eligible for and received grant assistance via initiatives by the Singapore Government, namely the Jobs Growth Incentive (in support of the expansion of local hiring) and Productivity Solutions Grant (in support of improved productivity and automation through software and equipment).

2.13 Share-Based Compensation

The Company use fair value method for our stock options granted to employees based on the duration of their employment to measure the cost of employee services received in exchange for the stock-based awards. The fair value of stock options awards is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally 1 year and 2 years. Stock-based compensation expenses is recognized on a straight-line basis, net of actual forfeitures in the period.

As we accumulate additional employee stock-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in Other selling, general and administrative expenses in the Statements of Operations and Comprehensive Income.

2.14 Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not consider the adoption of these pronouncements having a material impact on the condensed financial statements.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 3      PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consist of the following:

	JUNE 30, 2023	JUNE 30, 2022
Computer and software	4,553	4,553
Effect of foreign currency translation	19	(106)
Addition	985	—
Less: accumulated depreciation	(4,019)	(2,347)
Property, plant and equipment, net	$1,538	$2,100

NOTE 4      GOODS AND SERVICES TAX

	JUNE 30, 2023	JUNE 30, 2022
Goods and services tax receivable	$—	$99
Goods and services tax payable	$583	$—

NOTE 5      ACCOUNTS RECEIVABLES

	JUNE 30, 2023	JUNE 30, 2022
Accounts receivables – third party	$4,181	$—

NOTE 6      DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	JUNE 30, 2023	JUNE 30, 2022
Deposit	$1,094	$1,065
Prepayments	585	50
Other receivables	4,560	—
Deposits, prepayments and other receivables	6,239	1,115

NOTE 7      OTHER CURRENT LIABILITIES

	JUNE 30, 2023	JUNE 30, 2022
Amount due to a stockholder	$24,647	$7,649

NOTE 8      LOANS AND BORROWINGS

	JUNE 30, 2023	JUNE 30, 2022
Loan and borrowing due to stockholder	$73,948	$—
Loan and borrowing due to third party	49,312	—
	123,260	—

Repayment terms

The nature of the loan extended by the director/stockholder is that of a working capital loan, which has tenure of 18 months effective from 1 April 2022, and is unsecured and free of interest.

The nature of the loan extended by the third party is that of a convertible debt effective from 22 April 2023, which if a share conversion scenario is not elected due to a trigger event, would accrue interest at a rate of 5% per annum maturing on 30 September 2024.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 9      STOCKHOLDERS’ EQUITY

Ordinary shares

The holders of ordinary shares in entities are entitled to receive dividends as and when declared but have no right to fixed income. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value. The below table shows the ordinary shares information for the Company.

	No. of shares	Amount
Ordinary shares issued and outstanding:
Balance at June 30, 2021	500,000	36,619
Issuances on April 6, 2022	1,000,000	69,701
Balance at June 30, 2022 and 2023	1,500,000	106,320

Loss per share

Loss per share (basic and diluted) is computed by dividing loss available to stockholders by the weighted-average number of ordinary shares during the periods.

	Nine-month period ended JUNE 30, 2023	Nine-month period ended JUNE 30, 2022
Weighted-average number of shares, basic	1,500,000	735,616
Weighted-average number of shares, diluted	1,511,219	738,712

The following table presents the reconciliation of basic to diluted weighted average shares used in computing net income per ordinary share attributable to shareholders:

	Nine-month period ended
	June 30, 2023	June 30, 2022
Weighted average shares used in computing loss per share, basic	1,500,000	735,616
Add:
Employee Share Participation Scheme	11,219	3,096
Weighted average shares used in computing loss per share, diluted	1,511,219	738,712

NOTE 10      INCOME TAXES

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the statement of operations as they incur. Current income taxes are recorded in the results of the year they are incurred. Net deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse. All deferred tax assets and liabilities; as well as any valuation allowances will be netted and presented in balance sheet as one non-current amount.

The effective tax rate in the years presented is the result of the income earned in its operations in Singapore. Under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 10      INCOME TAXES (cont.)

	Nine-month period ended JUNE 30, 2023	Nine-month period ended JUNE 30, 2022
Loss before tax	(93,159)	(38,236)
Effective income tax rate	17%	17%
Tax calculated at a tax rate of 17%	(15,837)	(6,500)
Adjustments:
Deferred tax asset not recognised	15,837	6,500
Income tax expense recognised in profit or loss	—	—

NOTE 11      RELATED PARTY TRANSACTIONS

The nature of payments made by the director/stockholder on behalf of the Company, which were subsequently reimbursed to the said director/stockholder, is that of payment of operating expenses on behalf of the company in the form of unsecured loans that are free of interest for the periods ended June 30 2023, and 2022. The amounts due to the said director/stockholder are unsecured, free of interest and repayable on or before the maturity date of 18 months from the date of the Loan Agreement dated April 1, 2022.

	Nine-month period ended JUNE 30, 2023	Nine-month period ended JUNE 30, 2022
Amount due from/(to) at the beginning of the year	$(12,178)	$54
Add: Payment of operating expenses on behalf of the company	(25,306)	(7,814)
Less: Repayment	13,586	7
Effect of foreign currency translation	(749)	104
Amount due (to)/from at the end of the year (Note 7 and 5)	(24,647)	(7,649)
	JUNE 30, 2023	JUNE 30, 2022
Loan and borrowing due to stockholder (Note 8)	$73,948	$—

NOTE 12      CONCENTRATION RISK

Revenues

The Company had 4 customers in the nine-month period ended June 30, 2023.

NOTE 13      COMMITMENTS AND CONTINGENCIES

The Company is not subject to any legal proceeding, investigation or claims.

The Company is committed to S$4,914 in monthly wages (including Central Provident Fund contributions) for its permanent staff, whose contract is in force and contains a 4-month termination notice period. In addition, the said permanent staff is entitled to deferred salaries of S$300 per month (accrued from 1 June 2023) and a S$10,000 bonus, all to be unlocked at the completion of a major capital event.

Further, the Company is committed to S$2,000 in monthly payments to its sub-contractors, whose respective contracts are in force and contain a 2-month termination notice period. In addition, the said sub-contractors are entitled to deferred salaries of S$1,250 per month (accrued from 1 January 2023) to be unlocked at the completion of a major capital event.

AGILEALGO PTE. LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

NOTE 14      SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to June 30, 2023 or to the date of these condensed financial statements and has received $850,000 in equity investments in 2023. The nature of the said equity investments, prior to share conversions, was that of a convertible debt accruing interest at a rate of 5% per annum and maturing on 30 September 2024. The table below details the terms of the said instruments entered into.

S/N	Date of Debt Instrument	Name of Loaner	Loan Amount (USD)	Share Conversion Date	No. of Ordinary Shares
1	22 Apr 2023	Seah Chin Siong	50,000	29 Aug 2023	144,546
2	10 Jul 2023	Gooi Mooi Chiew	100,000	29 Aug 2023	16,161
3	28 Jul 2023	Lim Chee Heong	100,000	29 Aug 2023	16,161
4	18 Aug 2023	Loo Choo Leong	100,000	29 Aug 2023	16,161
5	26 Aug 2023	Chen Yanfei	200,000	29 Aug 2023	32,323
6	26 Aug 2023	Lim Soon Meng	300,000	29 Aug 2023	48,484

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AgileAlgo pte. Ltd

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AgileAlgo Pte. Ltd (the “Company”) as of September 30, 2022 and 2021, and the related statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the two years ended September 30, 2022 and 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two years ended September 30, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board and in accordance with the generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP
London, UK
[date], 2023

PCAOB ID: 2814

We have served as the Company’s auditor since July 13, 2023.

AGILEALGO PTE. LTD.
BALANCE SHEETS
(In U.S. Dollars, except share data or otherwise stated)
AS OF SEPTEMBER 30, 2022 AND 2021

	Note	SEPTEMBER 30, 2022	SEPTEMBER 30, 2021
ASSETS
Non-current asset
Property, plant and equipment	3	$1,676	$3,288
Total current asset		1,676	3,288

Current assets
Goods and services tax receivables	4	34	—
Deposit, prepayments and other receivables, net	5	1,583	526
Cash and cash equivalents	2	37,641	17,621
Total current assets		39,258	18,147

TOTAL ASSETS		40,934	21,435

Current Liabilities
Accounts payable and accrued expenses	6	1,673	662
Other current liabilities	7	12,178	—
Total current liabilities		13,851	662

TOTAL LIABILITIES		13,851	662

EQUITY
Share capital	8	110,338	36,619
Accumulated deficit		(81,181)	(16,025)
Accumulated other comprehensive income		(2,074)	179
Total equity		27,083	20,773

TOTAL LIABILITIES AND EQUITY		40,934	21,435

The accompanying footnotes are an integral part of these financial statements.

AGILEALGO PTE. LTD.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

		Years ended
	Note	SEPTEMBER 30, 2022	SEPTEMBER 30, 2021
Revenue	2	$109	$—
Gross profit		109	—

Operating expenses:
Other selling, general and administrative expenses		70,185	13,093
Total operating expenses		70,185	13,093

Loss from operations		(70,076)	(13,093)

Other income
Grants		4,922	3,053
Other income		—	992
Total other income		4,922	4,045

Loss from operations before income taxes		(65,154)	(9,048)

Income tax expenses	9	—	—
Net income attributable to equity holders		(65,154)	(9,048)

Other comprehensive (loss)/Income:
Foreign currency translation loss		(2,253)	273
Total Comprehensive income attributable to equity holders		(67,407)	(8,775)
Loss per share – basic	8	(0.07)	(0.03)
Loss per share – diluted	8	(0.07)	(0.03)

The accompanying footnotes are an integral part of these financial statements.

AGILEALGO PTE. LTD.
STATEMENT OF CHANGES IN EQUITY
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

	Share capital	Accumulated deficit	Accumulated other comprehensive income	Total Equity
Balance at SEPTEMBER 30, 2020	$36,619	$(6,977)	$(94)	$29,548
Capital contribution	—	—	—	—
Foreign currency translation loss	—	—	273	273
Net loss for the year	—	(9,048)	—	(9,048)
Balance at SEPTEMBER 30, 2021	36,619	(16,025)	179	20,773
Capital contribution	73,719	—	—	69,701
Foreign currency translation loss	—	—		1,765
Net loss for the year	—	(65,154)	(2,253)	(65,154)
Balance at SEPTEMBER 30, 2022	110,338	(81,181)	(2,074)	27,083

The accompanying footnotes are an integral part of these financial statements.

AGILEALGO PTE. LTD.
STATEMENTS OF CASH FLOWS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

	Years ended
	SEPTEMBER 30, 2022	SEPTEMBER 30, 2021
Cash flows from operating activities
Net loss	$(65,154)	$(9,048)
Depreciation	1,503	1,280
Adjustments:
Changes in operating assets and liabilities:
Increase in Goods and services tax receivables	(34)	—
Increase in deposit, prepayments and other receivables, net	(1,057)	(526)
(Decrease) / Increase in accounts payables and accrued expenses	1,011	(1,848)
(Decrease) / Increase in other current liabilities	12,178	(4,561)
Net cash used in operations	$(51,553)	$(14,703)

Cash flows from investing activities
Purchase of property and equipment	—	(4,553)
Cash used in investing activities	$—	$(4,553)

Cash flows from financing activities
Proceeds from capital contribution	73,719	—
Cash generated from financing activities	$73,719	$—

Net increase / (decrease) in cash, cash equivalents and restricted cash	22,166	(19,256)
Effect of exchange rate changes	(2,146)	258
Cash and cash equivalents at start of year	17,621	36,619
Cash and cash equivalents at end of year	$37,641	$17,621

The accompanying footnotes are an integral part of these financial statements.

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 1      ORGANIZATION AND BUSINESS OPERATIONS

Incorporated and headquartered in Singapore, AgileAlgo Pte. Ltd. of Unique Entity Number 201942991W and registered address at 5008 Ang Mo Kio Avenue 5, #04-09 Techplace II, Singapore 569874, is in the business of artificial intelligence software development, implementation and consultancy.

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation and principles of combination:

The financial statements containing the balance sheet, the statement of operations and comprehensive income, changes in equity and cash flows of the Company have been prepared for the purpose of complying with the provisions of Rule 3-05 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to acquisitions to be included with certain filings with the SEC.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The financial statements are presented in U.S. dollars (“USD” or “US$”), except when otherwise indicated.

The financial statements have been prepared assuming that the Company will continue as a going concern. The Management has assessed the Company’s cash position and liabilities position to the date of the financial statements, ongoing working capital requirements, and level of available capital and cash flow for the 12 months from the date of the financial statements, and have reached the conclusion that going concern assumption is appropriate.

2.2 Software Related Costs

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

2.3 Lease Accounting

In view of its lease agreements being no longer than 1 year, the Company had elected to apply the recognition exemption to short-term leases.

2.4 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management does not consider there being key estimates, judgements or assumptions.

2.5 Foreign Currency Translation

Management adopted ASC 830 “Foreign Currency Matters” for transactions that denominated in foreign currencies.

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The functional currency is Singapore dollar.

Assets and liabilities of the Company’s operations are translated into the reporting currency, U.S. dollars, at the exchange rate in effect at the balance sheet dates. Revenue and expenses are translated at average rates in effect during the reporting periods. Equity transactions are recorded at the historical rate when the transaction occurred. The resulting translation adjustment is reflected as accumulated other comprehensive income, a separate component of stockholders’ equity in the statement of changes in equity.

The exchange rates adopted from the Federal Reserve System are as follows:

	September 30, 2022	September 30, 2021
Year-end SGD to USD exchange rate	1.4347	1.3580
Average yearly SGD to USD exchange rate	1.3714	1.3412

No presentation is made that the SGD amounts could have been, or could be, converted to USD at the rates used in translation.

2.6 Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company places its cash with high credit quality financial institutions.

2.7 Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost less accumulated amortization and depreciation. Amortization and depreciation are computed using the straight-line method over the estimated useful lives of the related capitalized assets. Property, plant, and equipment are depreciated as follows:

Useful lives
Computer and software	3 years

Repair and maintenance costs are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized and depreciated. At the time of retirement or other disposition of property, plant and equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations.

2.8 Fair Value Measurements

Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At year end dates, the Company’s financial assets consist of cash placed with financial institutions that management considers to be of a high quality. Management estimated that the carrying amounts of financial instruments approximate their fair values due to their short-term maturities.

2.9 Revenue

Performance Obligations

The Company has not entered into sales contracts with multiple performance obligations. Its performance obligations are based on activities that are fulfilled and completed, as well as promised deliverables.

The Company generally determines stand-alone selling prices based on the prices charged to customers.

Revenue was generated from monthly recurring subscriptions, where customers subscribe to the Virtual System Implementer platform via a self-serve model. Subscription fees are paid for at the time of or in advance of delivering the service.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Service revenue is recognized over time when the customer simultaneously receives and consumes benefits provided to them.

During year ended September 30, 2022, the Company recognized US$109 over time revenue.

2.10 Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the profit or loss as they incur.

Current income taxes are recorded in the results of the year they are incurred.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes deferred tax assets to the extent that the management believes that these assets are more likely than not to be realized. In making such a determination, the management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets are to be recognized in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

2.11 Segment Information

The Company operates in one segment in Singapore.

2.12 Grant Income

The Company was eligible for and received grant assistance via initiatives by the Singapore Government, namely the Jobs Growth Incentive (in support of the expansion of local hiring) and Productivity Solutions Grant (in support of improved productivity and automation through software and equipment).

2.13 Share-Based Compensation

The Company use fair value method for our stock options granted to employees based on the duration of their employment to measure the cost of employee services received in exchange for the stock-based awards. The fair value of stock options awards is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally 1 year and 2 years. Stock-based compensation expenses is recognized on a straight-line basis, net of actual forfeitures in the period.

As we accumulate additional employee stock-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in Other selling, general and administrative expenses in the Statements of Operations and Comprehensive Income.

2.14 Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not consider the adoption of these pronouncements having a material impact on the financial statements.

NOTE 3      PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consist of the following:

	September 30, 2022	September 30, 2021
Computer and software	4,553	4,553
Effect of foreign currency translation	(244)	—
Less: accumulated depreciation	(2,633)	(1,265)
Property, plant and equipment, net	$1,676	$3,288

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 4      GOODS AND SERVICES TAX

	September 30, 2022	September 30, 2021
Goods and services tax receivable	$34	$—

NOTE 5      DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	September 30, 2022	September 30, 2021
Deposit	$1,032	$—
Prepayments	551	472
Amount due from a stockholder	—	54
Deposits, prepayments and other receivables	1,583	526

NOTE 6      ACCOUNTS PAYABLES AND ACCRUED EXPENSES

	September 30, 2022	September 30, 2021
Accounts payables – third party	$1,673	$662

NOTE 7      OTHER CURRENT LIABILITIES

	September 30, 2022	September 30, 2021
Amount due to a stockholder	$12,178	$—

NOTE 8      STOCKHOLDERS’ EQUITY

Ordinary shares

The holders of ordinary shares in entities are entitled to receive dividends as and when declared but have no right to fixed income. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value. The below table shows the ordinary shares information for the Company.

	No. of shares	Amount
Ordinary shares issued and outstanding:
Balance, at	—	—
Issuances on February 26, 2021	500,000	36,619
Balance at September 30, 2021	500,000	36,619
Issuances on April 6, 2022	1,000,000	69,701
Balance at September 30, 2022	1,500,000	106,320

Loss per share

Loss per share (basic and diluted) is computed by dividing loss available to stockholders by the weighted-average number of ordinary shares, basic and diluted during the periods.

	Year ended September 30, 2022	Year ended September 30, 2021
Weighted-average number of shares, basic	987,671	297,260
Weighted-average number of shares, diluted	995,767	297,890

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 8      STOCKHOLDERS’ EQUITY (cont.)

The following table presents the reconciliation of basic to diluted weighted average shares used in computing net income per ordinary share attributable to shareholders:

	Year ended
	September 30, 2022	September 30, 2021
Weighted average shares used in computing loss per share, basic	987,671	297,260
Add:
Employee Share Participation Scheme	8,096	630
Weighted average shares used in computing loss per share, diluted	995,767	297,890

NOTE 9      INCOME TAXES

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the statement of operations as they incur. Current income taxes are recorded in the results of the year they are incurred. Net deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse. All deferred tax assets and liabilities; as well as any valuation allowances will be netted and presented in balance sheet as one non-current amount.

The effective tax rate in the years presented is the result of the income earned in its operations in Singapore. Under the current tax laws of Singapore, its standard corporate income tax rate is 17%.

	September 30, 2022	September 30, 2021
Loss before tax	(65,154)	(9,048)
Effective income tax rate	17%	17%
Tax calculated at a tax rate of 17%	(11,076)	(1,538)
Adjustments:
Deferred tax asset not recognised	11,076	1,538
Income tax expense recognised in profit or loss	—	—

NOTE 10      STOCK-BASED COMPENSATION

The Company adopted an Employee Share Participation Scheme (the “ESPS”) in 2020. The plan provides for the grant of stock options to our employees and directors. Our stock options vest over 1 year and 2 years and are exercisable over a maximum period of 2 years from their grant dates. Vesting terminates when the employment relationship ends.

Our employees are eligible to receive our ordinary shares in the quantity of 0.5% of the Company’s total number of ordinary shares upon completion of 1 year of service, and to receive additional quantity of 0.5% of the Company’s total number of ordinary shares upon completion of 2 years of service.

The number of shares reserved and available for issuance under the ESPS is summarized below:

	September 30, 2022	September 30, 2021
Beginning of period	5,000	—
Granted	20,000	5,000
Exercised	—	—
Cancelled	(5,000)	—
End of period	20,000	5,000

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 10      STOCK-BASED COMPENSATION (cont.)

Weighted average-remaining contractual life (years)	1.88	1.60
Aggregate Intrinsic Value	$1,425.72	$363.99
Number of ESPS vested and expected to vest	15,000	—

Fair Value Assumptions

We use the fair value method in recognizing stock-based compensation expense. Under the fair value method, we estimate the fair value of the ESPS on the grant date generally using the Back-Scholes option pricing model. The weight-average assumptions used in the Black-Scholes model for stock options are as follows:

	September 30, 2022	September 30, 2021
Risk-free interest rate	2.13%	0.37%
Expected term (in years)	2	2
Expected volatility	104%	89%
Dividend yield	0.0%	0.0%
Grant date fair value per share	$0.07	$0.07

The fair value of ESPS is measured on the grant date based on the fair market value of our ordinary shares. The risk-free interest rate is based on the Singapore Treasury yield for 2 year bond with maturities approximating each grant’s expected life. We use our historical data in estimating the expected term of our employee grants. The expected volatility is based on the average of the implied volatility of the common stock of a range of Nasdaq listed companies that are comparable to us.

Summary Stock-Based Compensation Information

The following table summarizes our stock-based compensation expense by line item in the consolidated statements of operations.

	Year ended
	September 30, 2022	September 30, 2021
Other selling, general and administrative expenses	$1,425.72	$363.99

We have not capitalized any stock-based compensation expense for the years ended September 30, 2022 and 2021.

NOTE 11      RELATED PARTY TRANSACTIONS

The nature of payments made by the director/stockholder on behalf of the Company, which were subsequently reimbursed to the said director/stockholder, is that of payment of operating expenses on behalf of the company for the year ended September 30 2022, and 2021. The amounts due to the said director/stockholder are unsecured, free of interest and repayable upon request.

	September 30, 2022	September 30, 2021
Amount due from/(to) at the beginning of the year	$54	$(4,561)
Add: Payment of operating expenses on behalf of the company	(12,721)	(7,668)
Less: Repayment	7	12,214
Effect of foreign currency translation	482	69
Amount due (to)/from at the end of the year (Note 7 and 5)	(12,178)	54

AGILEALGO PTE. LTD.
NOTES TO FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

NOTE 12      CONCENTRATION RISK

Revenues

The Company had 1 customer in the year ended September 30, 2022.

NOTE 13      COMMITMENTS AND CONTINGENCIES

The Company is not subject to any legal proceeding, investigation or claims.

The Company is committed to S$4,914 in monthly wages (including Central Provident Fund contributions) for its permanent staff, whose contract is in force and contains a 4-month termination notice period. In addition, the said permanent staff is entitled to deferred salaries of S$300 per month (accrued from 1 June 2023) and a S$10,000 bonus, all to be unlocked at the completion of a major capital event.

Further, the Company is committed to S$2,000 in monthly payments to its sub-contractors, whose respective contracts are in force and contain a 2-month termination notice period. In addition, the said sub-contractors are entitled to deferred salaries of S$1,250 per month (accrued from 1 January 2023) to be unlocked at the completion of a major capital event.

NOTE 14      SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to September 30, 2022 or to the date of these financial statements and has received $850,000 in equity investments in 2023. The nature of the said equity investments, prior to share conversions, was that of a convertible debt accruing interest at a rate of 5% per annum and maturing on 30 September 2024. The table below details the terms of the said instruments entered into.

S/N	Date of Debt Instrument	Name of Loaner	Loan Amount (USD)	Share Conversion Date	No. of Ordinary Shares
1	22 Apr 2023	Seah Chin Siong	50,000	29 Aug 2023	144,546
2	10 Jul 2023	Gooi Mooi Chiew	100,000	29 Aug 2023	16,161
3	28 Jul 2023	Lim Chee Heong	100,000	29 Aug 2023	16,161
4	18 Aug 2023	Loo Choo Leong	100,000	29 Aug 2023	16,161
5	26 Aug 2023	Chen Yanfei	200,000	29 Aug 2023	32,323
6	26 Aug 2023	Lim Soon Meng	300,000	29 Aug 2023	48,484

Annex A-1

[To Come]

Annex A-1-1

Annex A-2

[To Come]

Annex A-2-1

Annex B

[To Come]

Annex B-1

Annex C

[To Come]

Annex C-1

Annex D

[To Come]

Annex D-1

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pursuant to the BVI Business Companies Act 2004 (as amended) and PubCo’s Amended and Restated Memorandum and Articles of Association, PubCo shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of PubCo; or (b) is or was, at the request of PubCo, serving as a director or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. This indemnification does not apply to a person unless the person acted honestly and in good faith and in what he believed to be the best interests of PubCo and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Under PubCo’s Amended and Restated Memorandum and Articles of Association, termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of PubCo or that the person had reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. A form of indemnification agreement is filed as Exhibit [    ] hereto.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

10.[*]	Form of Seller Joinder
16.1

Letter from Friedman LLP regarding the change in Inception Growth’s certifying accountant, dated October 17, 2022 (incorporated by reference to Exhibit 16.1 to Inception Growth’s Form 8-K filed with the SEC on October 17, 2022)

____________

*        To be filed

+        Previously filed and incorporated by reference

Item 22. Undertakings

A.     PubCo hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

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(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      PubCo hereby undertakes:

(1)     that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the [    ] day of [    ], 2024.

IGTA Merger Sub Limited
By:
Name:	Cheuk Hang Chow
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on the [          ] day of [          ], 2024 in the capacities indicated.

Name	Title
Director
Cheuk Hang Chow

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